UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A
_____________

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2013

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (the “Annual Report“) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (f)	Election and Budget 2014

Exhibit (g)	2014 Ontario Budget: Budget Papers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

May 6, 2014	By: /s/ Irene Stich
Name:    Irene Stich
Title:      Director, Capital Markets Operations
   Capital Markets Division
   Ontario Financing Authority

EXHIBIT INDEX

Exhibit (f):          Election and Budget 2014

Exhibit (g):                              2014 Ontario Budget: Budget Papers

EXHIBIT (f)

Election and Budget 2014

Election

The Ontario Legislature was dissolved on May 2, 2014, and a Provincial general election is scheduled to be held on June 12, 2014, pursuant to the Election Act.

Budget 2014

The 2014 Ontario Budget was presented to the Legislative Assembly of Ontario on May 1, 2014 and a copy of the 2014 Ontario Budget: Budget Papers was filed with the SEC on May 6, 2014 as Exhibit (g) to the Province’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013. A motion to approve the 2014 Ontario Budget was not passed by the Legislative Assembly prior to its dissolution.

EXHIBIT (g)

2014 Ontario Budget: Budget Papers

For general inquiries regarding the 2014 Ontario Budget:
Budget Papers, please call:

Toll-free English & French inquiries:     1-800-337-7222
Teletypewriter (TTY):          1-800-263-7776

For electronic copies of this document, visit our website at
www.ontario.ca/budget

By phone through the ServiceOntario Contact Centre
Monday to Friday, 8:30 AM to 5:00 PM
416 326-5300
416 325-3408 (TTY)
1 800 668-9938 Toll-free across Canada
1 800 268-7095 TTY Toll-free across Ontario

© Queen’s Printer for Ontario, 2014
ISBN 978-1-4606-4014-2 (Print)
ISBN 978-1-4606-4015-9 (HTML)
ISBN 978-1-4606-4016-6 (PDF)

Ce document est disponible en français sous le titre :
Budget de l’Ontario 2014 – Documents budgétaires

Contents

Foreword   xvii

Chapter I:	Ontario’s Decade — A 10-Year Plan for the Economy

Section A: Investing in People

Introduction 3

The 10-Year Plan for Ontario’s Economy 4

Highlights 6

Investing in Hard-Working Ontarians 7

Ontario’s New Vision for Education 8

Continued Investments in Early Learning 11

Fully Implementing Full-Day Kindergarten by September 2014  12

Support for Front-Line Child Care Workers 13

Ontario Students Continue to Increase Test Scores and Graduation Rates 13

Advancing Postsecondary Education 14

Building Ontario’s Integrated Employment and Training System 18

Promoting the Skilled Trades 19

Ontario’s Youth Jobs Strategy 21

Attracting Skilled Immigrants 24

An Action Plan for Health Care 26

Right Care, Right Time, Right Place 26

Faster Access and Stronger Links to Family Health Care 29

Supporting Healthy Lifestyles 32

Establishing a Patient Ombudsman 33

Helping Seniors Stay Active and Engaged 34

Ontario’s Seniors Community Grant Program 34

Section B: Building Modern Infrastructure

Highlights 35

Making Strategic Investments in Roads, Bridges and Public Transit 42

Moving Goods to Market Faster 42

Moving Ontario Forward 44

Allocating the Dedicated Funds 47

Creating More Transit Options for Commuters 50

Modernizing Infrastructure in Communities across Ontario 52

Investing in Municipal Infrastructure 52

More Access to Health Care 53

Supporting a Highly Skilled and Innovative Workforce 56

Supporting Development in Northern Ontario’s Ring of Fire 61

Maximizing the Value of Public Infrastructure in Ontario 62

Revitalizing Assets 62

Leveraging Private-Sector Expertise 63

Modernizing Energy Infrastructure 66

Supporting Investments in Clean Energy 66

Nuclear Refurbishment: Delivering Value for Ontario Ratepayers 66

Section C: Creating a Dynamic and Innovative Business Climate

Highlights 67

Maintaining a Competitive Tax System 70

A New $2.5 Billion Jobs and Prosperity Fund 71

Investing in Ontario’s Dynamic and Innovative Sectors71

Promoting Ontario’s Manufacturing Sector 73

Growing Ontario’s Life Sciences Sector 77

Boosting Ontario’s Information and Communications Technology Sector 79

Promoting Ontario’s Entertainment and Creative Cluster 82

Strengthening Ontario’s Financial and Business Services Sector 84

Modern Insurance Regulation 86

Financial Services Regulation 86

Developing Ontario’s Resource Industries 87

Ontario Northland Transportation Commission 90

Helping Businesses Manage Electricity Costs 91

Fostering a Culture of Innovation and Entrepreneurship 96

Investing in Venture Capital Funds 96

Commercializing Leading-Edge Discoveries 97

Increasing Access to Capital 98

Growing Small Businesses in Ontario 98

Supporting Regional Investments Helps Create Jobs100

Reducing Regulation for Business to Enhance Productivity 103

Going Global 105

Attracting Foreign Direct Investment 105

Expanding Exports 106

Section D: A Fair Society

Highlights 109

A Fair Society 111

Providing Opportunity for All Ontarians 112

Providing Supports for Low-Income Working Individuals and Families 113

Protection and Fairness for Ontario Workers 117

Housing and Homelessness Prevention Initiatives 119

Targeted Supports for the Most Vulnerable 122

Supporting Opportunities for Aboriginal People and Communities 128

Improving Access to Justice 133

Providing Electricity Rate Mitigation for Ontarians 134

Enhancing Consumer Protection for Ontarians 137

Auto Insurance Cost and Rate Reduction Strategy 137

Putting Consumers First 141

Section E: Making Every Dollar Count

Highlights 145

Balanced Path to a Balanced Budget 147

Every Dollar Counts: Supporting the Government’s Priorities 148

Annual Savings Target and Expenditure Review 151

Compensation and Benefit Costs 152

Managing Executive Compensation 152

Continuing the Salary Freeze on Members of Provincial Parliament 152

Managing Benefit Costs 153

Public-Sector Compensation 153

Managing Public-Sector Pension Costs 154

Electricity Sector Pension Sustainability 156

Managing Spending Growth and Maintaining Key Services 157

Responsible Management in Health Care 157

Transforming Public Services 158

Progress on Implementing Commission on the Reform of Ontario’s Public Services’ Recommendations 160

Continuing to Improve Agency Accountability and Transparency 161

Unlocking the Value of Provincial Assets 163

Reducing the Government’s Footprint 166

Supporting Municipalities While Managing Responsibly167

Ongoing Support to Municipalities 167

Ontario Municipal Partnership Fund 167

Strengthening Ontario’s Property Tax System 168

Power Dam Special Payment Program 169

Chapter II:	Ontario’s Economic Outlook and Fiscal Plan

Section A: Overview

Highlights 173

Transparency, Financial Management and Fiscal Accountability 179

Transparency 179

Financial Management 180

Fiscal Accountability 180

Section B: 2013–14 Interim Fiscal Performance

In-Year Revenue Performance 183

Revenue Changes 184

In-Year Expense Performance 185

Expense Changes 186

Section C: Ontario’s Economic Outlook

Recent Economic Developments 191

Ontario’s Recovery 192

Global Economic Developments and Outlook 196

U.S. Economy 197

Oil Prices 200

The Canadian Dollar 201

Financial Markets 202

Outlook for Ontario’s Economic Growth 206

Details of the Ontario Economic Outlook 217

Private-Sector Forecasts 218

Change in the Economic Outlook 219

Comparison to the 2013 Budget  220

Section D: Ontario’s Revenue Outlook

Medium-Term Revenue Outlook 225

Key Changes in the Medium-Term Revenue Outlook since the 2013 Budget  230

Medium-Term Revenue Outlook Has Declined since the 2010 Budget  233

Risks to the Revenue Outlook 234

Section E: Ontario’s Fiscal Plan

Medium-Term Fiscal Outlook 241

Medium-Term Expense Outlook 243

Risks to Expense Outlook 246

Contingent Liabilities 248

Key Changes in the Medium-Term Fiscal Outlook since the 2013 Budget  249

Ontario’s Path to Balance 253

Responsible Choices 254

Actions to Eliminate the Deficit 254

Fiscal Prudence 258

Intergenerational Fairness 259

Section F: Details of Ontario’s Finances

Fiscal Tables and Charts 261

Support from Gaming 271

Chapter III: Federal Underfunding of Ontarians

Highlights 275

Unilateral Federal Actions Hurt Ontario 276

Federal Underfunding 281

Ontario Needs a Committed Federal Partner to Invest in the Province’s Economy 283

Providing Better Retirement Income Security for Ontarians 284

Federal Government Needs to Invest More in Infrastructure 285

Investment in Transportation Priorities 287

Ring of Fire 288

Immigration 290

Ontario Needs a Committed Federal Partner to Invest in Stronger Ontario Health Care 291

Chapter IV: Strengthening Retirement Security in Ontario

Highlights 295

Introduction 296

The Retirement Savings Gap 297

Factors Contributing to the Undersaving Problem 298

A Strategy to Enhance Retirement Savings 302

Ontarians without Workplace Pension Plans 302

Ontarians with Self-Directed Retirement Savings 312

Ontarians with Defined Benefit Plans 312

Chapter V: A Fair and Efficient Tax System

Highlights 319

Introduction 320

Income Tax Changes for People 322

Personal Income Tax Rate Changes 322

Dividend Tax Credit Changes 323

Tax Changes for Business 324

Small Business Deduction 324

Tax on Aviation Fuel 325

Registration Requirements for Road-Building Machines 326

Review of Business Tax Expenditures 326

Business Support Programs Review 326

Research and Development Incentives 327

Training Tax Incentives 328

Revenue Integrity 329

Underground Economy 329

Corporate Tax Avoidance 330

Enhanced Audit Activity 331

Ontario’s Tobacco Strategy 331

Land Transfer Tax 334

Federal Tax Measures 335

Paralleling Federal Tax Measures 335

Taxation of Graduated Rate Trusts 335

Other Measures 336

Provincial Land Tax 336

Hospices 336

Tax Credit for Farmers Who Donate to Community Food Programs 337

Summary of Measures 337

Technical Amendments 338

Chapter VI: Borrowing and Debt Management

Highlights 341

Introduction 343

Term of Borrowing 344

2013–14 Borrowing Details 345

Borrowing Program Results 347

Borrowing Program Outlook 348

Developing the Green Bond Market in Ontario 350

Ensuring Preferred Market Access 351

Ensuring Adequate Liquidity Levels 353

Reducing Ontario’s Stranded Debt 354

Provincial Debt 357

Debt-to-GDP Ratios 358

Cost of Debt 360

Total Debt Composition 361

Limiting Risk Exposure 362

Consolidated Financial Tables 365

List of Tables

Chapter I:	Ontario’s Decade — A 10-Year Plan for the Economy

Table 1.1	Dedicated Funding for Public Transit and Transportation Infrastructure (2014–15 to 2023–24) 45

Table 1.2	Examples of Major Hospitals Built, Underway or in Planning 54

Table 1.3	Examples of School Projects Built or Underway 57

Table 1.4	Expansion Projects at Postsecondary Institutions Built, Underway or in Planning 60

Table 1.5	Industrial Electricity Incentive Program — Examples of Successes 93

Table 1.6	Industrial Conservation Initiative — Potential Savings Examples 95

Table 1.7	Innovative Companies Supported by the Ontario Venture Capital Fund 97

Table 1.8	Difference in Projected Pension Expense versus Commission on the Reform of Ontario’s Public Services’ Forecast 156

Table 1.9	Provincial Support to Municipalities Continues to Increase 168

Table 1.10	Power Dam Special Payment Program Annual Funding 169

Chapter II:	Ontario’s Economic Outlook and Fiscal Plan

Table 2.1	2014 Budget — Numbers at a Glance 175

Table 2.2	2013–14 In-Year Fiscal Performance 181

Table 2.3	Summary of Revenue Changes since the 2013 Budget 183

Table 2.4	Summary of Expense Changes since the 2013 Budget 186

Table 2.5	Ontario Economic Outlook 189

Table 2.6	Outlook for External Factors 204

Table 2.7	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth 205

Table 2.8	The Ontario Economy, 2012 to 2017 217

Table 2.9	Private-Sector Forecasts for Ontario Real GDP Growth 218

Table 2.10	Changes in Ministry of Finance Key Economic Forecast Assumptions: 2013 Budget Compared to 2014 Budget 221

Table 2.11 Summary of Medium-Term Outlook 225

Table 2.12 Personal Income Tax Revenue Outlook 226

Table 2.13 Sales Tax Revenue Outlook 227

Table 2.14 Corporations Tax Revenue Outlook 228

Table 2.15 Summary of Medium-Term Revenue Changes since the 2013 Budget 230

Table 2.16 Selected Economic and Revenue Risks and Sensitivities 235

Table 2.17 Ontario’s 2015–16 Equalization Entitlement Sensitivities 239

Table 2.18 Medium-Term Fiscal Plan and Outlook 242

Table 2.19	Summary of Medium-Term Expense Outlook 244

Table 2.20	Selected Expense Risks and Sensitivities 247

Table 2.21	Change in Medium-Term Fiscal Outlook since the 2013 Budget 250

Table 2.22	Ontario’s Recovery Plan 258

Table 2.23      Medium-Term Fiscal Plan and Outlook 261

Table 2.24	Revenue 262

Table 2.25	Total Expense 263

Table 2.26	Other Expense 264

Table 2.27	2013–14 Infrastructure Expenditures 265

Table 2.28	Ten-Year Review of Selected Financial and Economic Statistics 266

Table 2.29	Support for Health Care, Charities, Problem Gambling and Related Programs, Municipalities and Ontario First Nations 271

Chapter III: Federal Underfunding of Ontarians

Table 3.1	Examples of Unilateral Federal Actions Affecting Ontarians 277

Table 3.2	Improving Prosperity in Ontario 283

Table 3.3	Examples of Federal Investment to Encourage Development of Resource Industries in Other Provinces 289

Chapter V: A Fair and Efficient Tax System

Table 5.1	Ontario Personal Income Tax: Taxable Income Thresholds and Rates 322

Table 5.2	2014 Budget Tax Measures 337

Chapter VI: Borrowing and Debt Management

Table 6.1	2013–14 Borrowing Program: Province and Ontario Electricity Financial Corporation 347

Table 6.2	Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation 348

Table 6.3	Net Debt and Accumulated Deficit 365

Table 6.4	Medium-Term Outlook: Net Debt and Accumulated Deficit 367

Table 6.5	Debt Maturity Schedule 368

List of Charts

Chapter I:	Ontario’s Decade — A 10-Year Plan for the Economy

Chart 1.1	Support from Early Years to Adulthood 10

Chart 1.2	Full-Day Kindergarten Implementation 12

Chart 1.3	Key Achievements 15

Chart 1.4	Apprenticeship Registration Nearly Doubled since 2003 20

Chart 1.5	Unemployment Rate by Age Category, Ontario, 2006–14 (Year to Date) 22

Chart 1.6	Supporting More Patients at Home 26

Chart 1.7	Annual Average Provincial Infrastructure Investment Per Capita 40

Chart 1.8	Highlights of Infrastructure Projects Completed or Underway 41

Chart 1.9	Alternative Financing and Procurement Accomplishments 63

Chart 1.10 Ontario Children Below the Low Income Measure 112

Chart 1.11 Supporting Working Families 114

Chart 1.12	Comparison of Electricity Prices for Residential Consumers 134

Chart 1.13	Residual Stranded Debt since April 1, 1999 136

Chart 1.14	Auto Insurance Rates Held Below Inflation 138

Chart 1.15 Program Spending Per Capita in 2012–13 149

Chart 1.16 Total Revenue Per Capita in 2012–13 150

Chart 1.17 Ontario Wage Settlements 154

Chapter II:	Ontario’s Economic Outlook and Fiscal Plan

Chart 2.1	Medium-Term Revenue Outlook Has Declined since the 2010 Budget 177

Chart 2.2	Medium-Term Expense Outlook Has Declined since the 2010 Budget 178

Chart 2.3	Ontario Emerging Stronger from 2008–09 Recession 190

Chart 2.4	Ontario Real GDP since 2008–09 Recession 192

Chart 2.5	Employment Gains Concentrated in Full-Time, Private-Sector, Above-Average Wage Jobs 193

Chart 2.6	Ontario Job Recovery Ahead of U.S. and OECD Average 194

Chart 2.7	Ontario Job Recovery Stronger than Other Jurisdictions 195

Chart 2.8	Global Economic Growth to Improve 197

Chart 2.9	Strengthening U.S. Recovery 199

Chart 2.10 Oil Prices to Remain High 200

Chart 2.11	Canadian Dollar to Remain Below Parity 201

Chart 2.12	Interest Rates to Rise Gradually 203

Chart 2.13	Inflation Expected to Remain Moderate 207

Chart 2.14 Employment Expected to Rise over the Medium Term 208

Chart 2.15 Ontario Housing Prices Expected to Stabilize 210

Chart 2.16	Housing in Ontario to Remain Affordable 211

Chart 2.17	Although Elevated, Canadian Household Debt Remains Affordable 212

Chart 2.18	Ontario Business Machinery and Equipment Investment Lags the United States 213

Chart 2.19 Exports to Other Provinces and Service Exports Have Grown Strongly 214

Chart 2.20	Ontario Goods Exports Expanding to New Markets 215

Chart 2.21	Private-Sector Outlook for Growth Weaker in 2014 but Stronger in 2015 to 2017 219

Chart 2.22 Government of Canada Transfers Changes since the 2013 Budget 231

Chart 2.23 Medium-Term Revenue Outlook Has Declined since the 2010 Budget 233

Chart 2.24 Ontario’s Record Against Deficit Targets 253

Chart 2.25	Ontario’s Plan to Eliminate the Deficit 255

Chart 2.26	Composition of Revenue, 2014–15 268

Chart 2.27	Composition of Total Expense, 2014–15 269

Chart 2.28	Composition of Program Expense, 2014–15 270

Chapter III: Federal Underfunding of Ontarians

Chart 3.1	Total Transfer Protection Payments from 2010–11 to 2013–14 276

Chart 3.2	Reducing Federal Health Transfers Downloads Fiscal Burden to Provinces and Territories 278

Chart 3.3	Ontario’s Net Contribution to the Federation in 2009–10 279

Chart 3.4	Net Contribution to Equalization, 2014–15 282

Chart 3.5	Public Infrastructure Investment Per Capita (2014–15 to 2023–24) 286

Chapter IV: Strengthening Retirement Security in Ontario

Chart 4.1	Retirement Income Targets and Potential Gaps 297

Chart 4.2	Impact of Management Fees on Retirement Savings 300

Chart 4.3	Life Expectancy at Age 65 by Sex in Ontario 301

Chart 4.4	Illustrations of Maximum Annual Benefit 308

Chapter V: A Fair and Efficient Tax System

Chart 5.1	Ontario Business R&D Spending Below the U.S. 327

Chapter VI: Borrowing and Debt Management

Chart 6.1	Weighted-Average Term of Borrowing in Years 344

Chart 6.2	2013–14 Borrowing 345

Chart 6.3	Domestic and International Borrowing 351

Chart 6.4	Average Unrestricted Liquid Reserve Levels 353

Chart 6.5	Residual Stranded Debt since April 1, 1999 355

Chart 6.6	Net Debt-to-GDP 358

Chart 6.7	Accumulated Deficit-to-GDP 359

Chart 6.8	Effective Interest Rate (Weighted Average) on Total Debt 360

Chart 6.9	Total Debt Composition 361

Chart 6.10	Net Interest Rate Resetting Exposure 362

Chart 6.11	Foreign Exchange Exposure 363

Foreword

Building Opportunity, Securing Our Future

The 2014 Ontario Budget lays out a plan for Ontario today. For a strong Ontario, with more jobs, more opportunity and a more secure future.

Your government has a plan to create jobs and grow the economy by investing in people, building modern infrastructure, and supporting a dynamic and innovative business climate.

In 2009, global forces battered the world economy. The recession meant not only the loss of jobs around the world, but also the fundamental reshaping of the global economy. Manufacturing declined in some places, and grew in others. Financial services floundered in some places, and flourished in others. Here in Ontario, the uncertainty left in the wake of all those changes has people wondering how we will keep our economy strong. Our government has a plan.

Executing this plan will take determination, because it will not be easy. It will take vision, because it will not happen overnight. And it will take all Ontarians, working together, because government cannot do it alone.

So what the government can do, we will do. Making the right investments in our future and sticking to our plan to balance the budget by 2017–18 means, quite simply, that there are some things we will no longer do. Instead we will choose to invest in those things that strengthen our competitive advantage, create jobs and provide vital public services for our families. Our government has made our schools and hospitals among the best in the world and we will continue to make the investments necessary to strengthen them because they are a top priority. From this moment on, our collective energy, talent and resources as a government will continue to be spent creating opportunity and jobs — building Ontario’s Decade.

As part of this plan, our government also recognizes the need for appropriate restraint. It will not go down the road of reckless across-the-board cuts to programs and services. Where expenses can be cut, we will cut them. Where services can be provided more efficiently, we will do so. We will not sacrifice important public services, like schools, hospitals, social services and measures that create jobs and help middle-class families.

Ontarians have great resolve. Tapping into the resolve and determination of Ontarians will drive our growth and prosperity.

This is a Budget by the people of Ontario for the people of Ontario.

Creating Jobs

Ontario’s Decade: A 10-Year Economic Plan

Ontario has world-class schools and hospitals, is one of the most stable and attractive places in the world for new business investment, and continues to be one of the best places to live and work.

Our economy continues to grow and create jobs but it is changing. We are entering a new economy — a new industrial age. We will seize this opportunity.

Our 10-year Economic Plan provides the tools for Ontario to become a global powerhouse.

We want to provide Ontarians with the opportunities to move into new careers and higher-paying jobs. All the actions in our 10-year Economic Plan, including a new jobs fund to anchor business investment for the new economy, investing in infrastructure for a more productive economy and focusing on new export markets are designed to create these new, high-paying jobs for Ontario families.  Together, we will prosper and build Ontario’s Decade.

Jobs Plan

There is fierce competition for global investment. To help secure these new investments, we are creating a new $2.5 billion Jobs and Prosperity Fund to compete on the world stage. The new fund will help secure business investments particularly in growing sectors, such as advanced manufacturing, agri-food and agri-products, and information and communications technology (ICT).

Lowering Energy Costs for Business

We will also introduce a new five-point business energy savings plan to give small and medium-sized businesses the tools they need to conserve energy, manage costs and save money.

We are also expanding a program to help those growing businesses that use the most energy to dramatically reduce their electricity costs on new projects. These changes mean that for new or expanding businesses, Ontario’s energy prices will be more competitive with those of our neighbours, which means Ontario companies can create new jobs and hire more people.

Investing in Transportation and Infrastructure

Ontario has grown faster than the infrastructure necessary to support it. At the same time, governments of all stripes have failed to make the necessary investments to make sure our highways are not clogged, that Ontarians have enough transit options, and that our goods and people can get where they need to go. We have done better in the past few years. We have caught up to the investments that needed to be made, and now we need to go even further.

The time has come for a plan that will improve not only the lives of Ontarians today, but the lives of our children and grandchildren tomorrow. We are not just going to plan for what is around the corner, but also what is down the road. Not just to widen the street enough to make things a little easier now, but we will think in far-reaching new ways that will make things a lot easier today, and for years to come. It is time we shook off the timid approach of the past and embrace a bold new future for our province. One that is rational, and informed, and follows the best advice of our transit experts — not one dictated by short-term thinking, but one that actually gets goods and people moving. Period.

Dedicated Transportation Funds

Premier Kathleen Wynne has announced a bold new plan — Moving Ontario Forward — that will dedicate two new funds to fight congestion and invest in roads, bridges and transit totalling $29 billion. The first would help address congestion in the Greater Toronto and Hamilton Area (GTHA). The second fund would invest in roads, bridges and other critical infrastructure outside the GTHA. In total, the government will invest over $130 billion in infrastructure as part of Ontario’s Decade.

Unlocking Value from Government Assets

The government will look at maximizing and unlocking value from assets it currently holds, including real estate holdings as well as Crown corporations such as Ontario Power Generation, Hydro One and the Liquor Control Board of Ontario. Options to unlock the full value of these assets include improving efficiency and enhancing their performance. By selling its shares in General Motors, the government can then reinvest that money in new infrastructure projects that create jobs. It will also look at selling real estate and other land.

By unlocking value from its assets and encouraging more Ontarians to save through a proposed new Ontario Retirement Pension Plan, new pools of capital would be available for Ontario-based projects such as building roads, bridges and new transit. Our strong Alternative Financing and Procurement model, run by Infrastructure Ontario, will allow for the efficient deployment of this capital in job-creating projects.

Securing Ontarians’ Retirement

To help Ontarians, especially those in the middle class, be more secure in their retirement, our government is introducing the first-of-its-kind provincial pension plan as an enhancement to the Canada Pension Plan (CPP).

We must do more to ensure that people have adequate savings in their retirement years. Provincial and federal government officials and pension experts have done the analysis and tell us that Canadians, especially those in the middle class, need more support in their retirement years. And middle-class Canadians know that the CPP is not adequate for their retirement, not because of expert advice or studies, but because they plan for their retirement and wonder how they will make up the gap in savings.

The federal government refused to accept the consensus among the provinces to work on enhancing the CPP. They argue that it is not the right time for a CPP enhancement. People know that is wrong. Analysis done so far, including by Canada’s Department of Finance, shows that a CPP enhancement will have economic benefits by growing the economy and creating jobs, while providing for a more secure retirement for all working Canadians. The retirement savings gap is not a “made-in-Ontario” problem. But since the federal government will not lead, Ontario will be developing a “made-in-Ontario” solution — the Ontario Retirement Pension Plan (ORPP).

The ORPP would mirror the CPP as closely as possible. It would enhance benefits for middle-income earners while keeping contribution rates low. It would be introduced in 2017 and would increase the maximum annual earnings level beyond what is currently covered by the CPP and contribution levels would be phased in over two years.

Ontario will continue to engage with other provinces and encourage them to join our plan. And we will continue pushing the federal government to do the right thing, and enhance the CPP, which is still the preferred option.

This is a balanced approach to support middle-income Ontarians in securing a brighter retirement future.

Leadership

Ontarians share strong values. We believe in being competitive as well as compassionate. Fair as well as responsible. We believe — not just in building a tolerant society, but in something bigger: we believe in building a fair society. So when we look to government, we look for leadership that embodies those values. Those values are also the values of your government.

Some believe they can deliver strong health care and education, by recklessly spending and increasing taxes that would undermine our economy. Others think they can create a strong economy, by recklessly accelerating cuts that would undermine health care and education. Ontarians know that you need balance.  Only our government will keep health care and education strong while building a stronger economy — because we know you cannot have strong public services without a strong economy, and you cannot have a strong economy without strong public services.

A government that leads ensures that everyone has the opportunity to realize their full potential and feel secure about their future. This is a key component of Ontario’s 10-year Economic Plan. Ontario is a great place to live and work, with a strong record of responding to the needs of the middle class and those most vulnerable. This government believes in holding the ladder steady and providing everyone the opportunity to climb up without leaving anyone behind.

Lowering Energy Costs

We will help middle-class Ontarians with their energy costs. Over the last 18 months, we lowered costs in the system, reducing what people would have otherwise paid by about $520 over the next five years. As part of our plan to further help with their electricity costs, we are proposing to remove the Debt Retirement Charge from residential users’ electricity bills, after December 31, 2015. This would save a typical residential user an additional $70 per year.

Increasing Support for the Most Vulnerable

The 2014 Budget includes a proposed enhancement of the Ontario Child Benefit (OCB) by indexing it to inflation. Beginning in July 2014, the government will also increase the maximum annual OCB per child to $1,310, enhancing the incomes of half-a-million families. The government is also expanding low-income health benefits and developing a new program to reduce electricity bills for low-income Ontarians. Ontario will also increase social assistance benefits by an additional one per cent in 2014 and expand the Student Nutrition Program so that more children in school have access to a healthy, balanced breakfast to start their day.

Federal Underfunding of Ontarians

As the Province continues to carefully manage costs and takes action to create jobs and grow the economy, unilateral actions by the federal government put this at risk. Since 2006, the federal government has taken more than 110 unilateral actions that have hurt people and businesses across Ontario. In addition, each and every year, the share of federal revenue raised in Ontario is higher than the share of federal spending in Ontario. This results in an $11 billion gap between what Ontarians pay versus receive from the federal government. In 2014–15, Ontario will experience a year-over-year decline of $641 million in major transfers. Over the last four years, the federal government paid a total of $2.2 billion to other provinces that would have otherwise seen their transfers reduced. This year, when Ontario was the only province facing a decline, the federal government ended the practice of transfer protection payments. Ontarians call on the federal government to treat them the same way they treat residents of other provinces, protect the Province from the $641 million decline in major transfers, stop unilateral actions that impact the Province’s public services and partner with the Province to fund important infrastructure projects.

Responsible Fiscal Management

The government is on track to beat the deficit target for the fifth year in a row, resulting in the accumulated deficit now being more than $24 billion lower than it otherwise would have been, while still investing in key public services.

Since 2010, the global economy has not grown as robustly as experts projected. That means that, next year, revenues without the measures taken in this Budget would have been $3.5 billion less than projected just last year. This is a result of federal funding cuts to the Province and slow global economic growth. Notwithstanding these realities, the government is committed to balance the budget by 2017–18. The government will continue to maintain its target of reducing Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent.

This will require some difficult choices.

We will cut expenses where we can. We will invest where we must.

Our government rejects reckless spending cuts advocated by some. And believes inexperience by others would be risky for the economy.

Our government will instead continue to carefully review spending to determine which programs should be enhanced or reduced, while transforming public services to increase efficiencies and improve outcomes.

Low-Cost Government

Ontario has the lowest per-capita program spending among provinces, while still providing high-quality public services. It is rooting out waste, focusing on priorities, and making sure that every dollar spent, counts.

The government has achieved all this while having the lowest total government revenue per person among all Canadian provinces.

Going forward, the government will continue to review expenses through a special Treasury Board subcommittee. We are introducing a new annual program review savings target of $250 million for 2014–15 and $500 million for each of the next two years. This target will focus on maintaining or enhancing the delivery of public services while reducing costs that are not essential to delivering services.

We are also controlling the compensation of senior executives in the broader public sector, which, through proposed legislation, would provide the government with the authority to establish compensation frameworks, including the use of sector-specific hard caps. The government has also introduced legislation to continue the salary freeze of Members of Provincial Parliament. This began in 2009 and would continue until after the budget is balanced. The government is continuing to make agencies more accountable to the ministries to further ensure that costs are controlled across government.

Making every dollar count will produce a more efficient government, which is a key component of our government’s 10-year Economic Plan.

Conclusion

Ontario is stronger when we are all working together, as one Ontario.

When we each look out for our neighbours and do what we can to help them along.

That is our role as government as well.

We will continue to be mindful of how we spend each dollar. We will continue to be focused on eliminating the deficit so that future generations are not burdened by more debt.

The investments we are making today are necessary. They are boosting opportunity for people in the face of a challenging global economy.

Our 10-year plan will help create a stronger Ontario.

It will build opportunities. It will secure the next decade — Ontario’s Decade — and our future.

/s/   Charles Sousa
The Honourable Charles Sousa
Minister of Finance

CHAPTER I

Ontario’s Decade:
A 10-Year Plan for the Economy

Ontario’s Decade: A 10-Year Plan for the Economy

Introduction

Ontario is one of the best places in the world to live, work and invest.  Its education system is world class, it is one of the most competitive jurisdictions in the industrialized world to do business and despite challenges that linger in the global economy, Ontario continues to create new jobs. Although recovery from the global recession is underway, it is not what it could be.

The Province recently released its long-term economic report that laid out a number of challenges and opportunities. Ontario has an aging population, increased pressure on transportation infrastructure in the Greater Toronto and Hamilton Area (GTHA), increasing competition — particularly from emerging economies — and lower economic growth than the province has seen in the past.

That is why Ontario is introducing a new 10-year economic plan that will continue to help stimulate the economy, create jobs, and increase prosperity and fairness for all Ontarians. The government’s new plan will ensure that Ontario has the skilled and productive workforce it needs to meet the demands of the 21st century. Ontario plans to invest over $130 billion in public infrastructure over the next 10 years, focusing on hospitals, schools and transportation infrastructure, and will continue to create a dynamic and innovative business climate that will leverage business investment, stimulate innovation and create high-quality, well-paying jobs for today and tomorrow.

The Province’s commitments to invest in people, build modern infrastructure, and support a dynamic and innovative business climate are part of the Province’s six-point jobs plan. Investment in people means a relentless commitment to developing the talents and skills of Ontarians. It also means a continued commitment to a Youth Jobs Strategy that has already given career-relevant placements to over 10,000 young people. Investment in modern infrastructure supports over 110,000 jobs on average each year and builds the backbone of the province’s economy. A dynamic and innovative business climate is developed by partnering with key industries, supporting small business, and by the government’s ongoing commitment to responsible fiscal management. The plan will help the Ontario economy continue to grow to build opportunity and security for all Ontarians.

The 10-Year Plan for Ontario’s Economy

By 2025:

▪	Ontarians will know they have a secure retirement in their future.
▪	Ontario’s highly skilled and adaptive workforce will compete globally and meet the demands of a changing economy.
▪	Ontario’s dynamic and innovative labour market will enable all segments of society to participate fairly in the Province’s diverse job market.
▪	Over 75 per cent of all elementary school students will be surpassing provincial literacy and numeracy standards.
▪	Over 70 per cent of Ontario’s adult population will hold postsecondary education credentials.
▪
Ontario will expand alternative methods of learning, such as co-op and work integrated learning options, making Ontario’s future college and university students more career and job ready than ever before.

▪	Ontario’s world-class public infrastructure will enhance the quality of life for Ontarians, support economic growth, increase productivity, and meet future demographic needs.
▪
Ontario’s businesses will increase investments in productivity-enhancing areas like information and communications technology, training, and research and development (R&D) to rates comparable to those of their U.S. counterparts.

▪	Total Ontario exports will double, and exports to China, India and Brazil will more than triple.
▪	Ontario will be one of the top five jurisdictions in North America for venture capital investment.
▪	Ontario’s agri-food sector will be one of the most innovative in the world.
▪	Health and dental benefits will be available to all low-income workers, reducing the welfare wall, providing peace of mind for families and individuals, and allowing them to be more productive.

Ontario’s 10-Year Economic Plan Is Based on Expert Advice

The Task Force on Competitiveness, Productivity and Economic Progress, led by Roger Martin, Chair of the Institute for Competitiveness & Prosperity, was established in 2001 to provide government, firms, organizations and the people of Ontario with recommendations for increasing competitiveness and prosperity.

Over the years, the Task Force has highlighted the importance of skills development, tax reform to encourage business investments, social policies to improve living standards, and supports to encourage innovation. These areas of importance align with the government’s initiatives under its 10-year economic plan, as well as a number of actions the government has already taken.

The government has acted on the following initiatives:

● Making Ontario’s tax system one of the most competitive in the Organisation for Economic Co-operation and Development (OECD) through sales tax reform and corporate tax cuts;

● Retooling the workforce through investments in education and skills development, such as full-day kindergarten, improved worker training, and more effective apprenticeship programs; and

● Taking action to support employment, transform social assistance, enhance support for low-income families and Aboriginal communities, and protect the most vulnerable.

Under the 10-year economic plan, Ontario will be:

● Focusing efforts to develop opportunities in Northern Ontario’s resource and mineral sector, such as the Ring of Fire area;

● Investing over $130 billion in public infrastructure over the next 10 years, focusing on areas such as hospitals, schools, transit, roads and bridges; and

● Fostering innovation and entrepreneurship through recent initiatives such as the Northleaf Venture Catalyst Fund and the Youth Investment Accelerator Fund.

Highlights

☑	Full-day kindergarten will be available to all four- and five-year-olds by September 2014 and will save families up to $6,500 a year per child on child care costs.

☑
Ontario will implement a new vision for education with the renewed goals of achieving excellence, ensuring equity, promoting well-being and enhancing public confidence in a modern system that prepares learners for a rapidly changing, technology-driven, globalized world.

☑	Ontario is well on its way to meeting its target of raising postsecondary education attainment to 70 per cent by 2020.

☑
Ontario is investing over $750 million in additional funding by 2016–17 in more home and community care services, including over $270 million in 2014–15, to strengthen access to care in the home and community, where people want it.

☑	Ontario is making it easier for seniors to stay safe, active and engaged in their communities by doubling the Seniors Community Grant Program.

Section A:	Investing in People

Investing in Hard-Working Ontarians

Ontario’s competitive advantage is increasingly dependent on a highly skilled, diverse and adaptive workforce.

Ontario’s 10-year economic plan is focused on developing the economy of tomorrow by investing in people today and giving Ontarians the support they need to get the right skills and the right jobs. This will give all Ontarians the opportunity to have good, high-paying jobs and contribute to the prosperity of the province. Recent initiatives include:

☑	Investing $295 million in the Ontario Youth Jobs Strategy, which gives young people the opportunity to gain a foothold in the job market;
☑	Investing in Ontario’s education system to give youth the skills and knowledge they need to create and fill the jobs of the future;
☑	Raising the minimum wage to $11.00 per hour and proposing legislation to index it to inflation to help ensure that workers receive a decent wage; and
☑	Reforming social assistance, which will reduce barriers to entering the workforce.

Ontario’s new plan will continue to build on a solid employment and training network that gives learners, job seekers and employers seamless access to the programs and services they need to effectively meet rapidly changing labour market demands. Ontario will continue to build an innovative, student-centred education system from kindergarten through to postsecondary, fostering critical thinking, problem-solving, collaboration and entrepreneurial skills. As well, the Province will continue to add more postsecondary spaces to ensure that, as enrolment grows, Ontario’s students will have access to the highest-quality postsecondary education closer to home.

Ontario’s New Vision for Education

Ontario’s education system is among the best in the English-speaking world. Over the past 10 years, the Province has made several vital investments in the education sector that have laid a strong foundation for sustained prosperity. Class sizes are smaller than they were a decade ago, ensuring that students have more time with their teachers. New programs for secondary students, such as the Specialist High Skills Major and dual credits, are creating better links between skills and education so that students are better prepared to enter the workforce once they graduate. The introduction of full-day kindergarten has been the most transformative change to the province’s school system in a generation.

As a result of these investments and the hard work of students, educators, parents and communities, more high school students are graduating than ever before, and more students are meeting the high provincial academic standards than they were a decade ago.

However, the world is changing. Today’s graduates are entering a world that is more competitive, globally connected and technologically engaged than any other period in history. It is more important than ever that graduates have the knowledge, skills and characteristics they need to be successful in the 21st century.

That is why, in the fall of 2013, the government brought together individuals and organizations from across the province to discuss the skills and knowledge Ontarians will need in the future. The Province received input from parents, students, teachers, support staff and school system leaders, as well as businesses and non-profit organizations. The result of their feedback is a new vision document for Ontario’s education system, entitled Achieving Excellence.

Through the implementation of Achieving Excellence, Ontario’s students will gain higher-order skills, such as critical thinking and problem solving, and knowledge that will lead them to become the motivated innovators, skilled workers, entrepreneurs and leaders of tomorrow.

Ontario’s renewed goals for education are:

▪
Achieving Excellence: Children and students of all ages will achieve high levels of academic performance, acquire valuable skills and demonstrate good citizenship. Educators will be supported in learning continuously and will be recognized as among the best in the world;

▪	Ensuring Equity: All children and students will be inspired to reach their full potential, with access to rich learning experiences that begins at birth and continues into adulthood;

▪	Promoting Well-Being: All children and students will develop enhanced mental and physical health, a positive sense of self and belonging, and the skills to make positive choices; and

▪	Enhancing Public Confidence: Ontarians will continue to have confidence in a publicly funded education system that helps develop new generations of confident, capable and caring citizens.

To support the new vision for education, the Province will be investing $150 million over three years in technology and learning tools such as new digital tablets, netbooks, cameras, software and professional development for teachers.

By 2025, Ontario will have an education system that seamlessly integrates services from early years to adulthood. Ontario will be a world leader in higher-order skills, such as critical thinking and problem solving, which will allow Ontario to thrive in the increasingly competitive global marketplace.

Ontario will be looked at globally as having a high-performing education system with engaged educators, supportive staff, and administrative and other professionals who are committed to continuous learning.

Continued Investments in Early Learning

The Province is continuing to modernize and strengthen the child care system to give Ontario’s youngest the best start to their education. Over the past four years, Ontario has made significant investments to support this modernization and preserve child care spaces, keeping fees stable for parents and supporting child care operations and parents as children transition to full-day kindergarten. This funding has also helped stabilize the sector by helping to prevent child care centre closures and by increasing retrofits to school-based child care centres.

Through the proposed Bill 143, Child Care Modernization Act, 2014, the Province is taking steps to strengthen oversight of Ontario’s unlicensed child care sector, while increasing access to licensed child care options for families. If passed, the new law would:

▪	Allow the Province to immediately shut down a child care provider when a child’s safety is at risk;
▪	Give the Province the authority to issue administrative penalties of up to $100,000 per infraction by a child care provider;
▪	Increase the maximum penalty for illegal offences under the proposed act from $2,000 to $250,000;
▪	Require all private schools that care for more than five children under age four to be licensed; and
▪	Ensure school boards offer before- and after-school programs for six- to twelve-year-olds where there is sufficient demand, either themselves or through a third party.

To further support the ongoing operation and modernization of the child care system, Ontario is announcing additional funding of $33.6 million over the next three years. This funding will help protect the gains made in the child care sector through the previously announced, four-year $346 million child care modernization investment, helping to preserve spaces and keep parent fees stable. The funding will also support increased licensing activity and enhance investigation and enforcement capacity. The increased activity and capacity are a result of policy and proposed legislative and regulatory changes to protect the well-being and safety of children.

These new investments, when combined with the proposed Child Care Modernization Act, 2014, will facilitate Ontario’s transition to a modernized child care system that better protects and fosters the learning, development, health and well-being of children.

Fully Implementing Full-Day Kindergarten by September 2014

Since introducing full-day kindergarten in 2010, the Province has continued to phase in this program so that, by September 2014, all four- and five-year-olds will have the opportunity to benefit. This school year, full-day kindergarten is available to 184,000 children in 2,600 schools across Ontario. At full implementation, full-day kindergarten will be available to approximately 265,000 children, saving families up to $6,500 a year per child on child care costs and giving Ontario’s youngest the best start to their education.

The implementation of full-day kindergarten has been the most significant and transformational change to the educational system in over a decade. Benefits include improved social skills, language and cognitive development, as well as communication skills and general knowledge. Some argue for the elimination of full-day kindergarten. However, studies by Queen’s and McMaster universities show that doing so would jeopardize these gains and the future of Ontario’s youngest learners.1

Support for Front-Line Child Care Workers

Early Childhood Educators (ECEs) and other child care staff play a key role during the critical years of a child’s development. However, there is a significant wage gap between ECEs working in the publicly funded education system and those in the child care sector. This places pressure on child care operators to deliver affordable, high-quality service and retain pedagogical professionals.

To help stabilize child care operators, support the ability to retain ECEs, and close the wage gap, the Province will provide an additional $269 million over three years to support an average $1 per hour wage increase in 2015 and a further average $1 per hour wage increase in 2016 for front-line child care workers who work in licensed child care centres, child care centres managed by First Nations and licensed private-home daycare agencies. Currently, an ECE in the child care sector earns an average of $16.34 per hour. The average ECE in a school board makes over $22 per hour, which continues to increase as an ECE moves through a salary grid.

Ontario Students Continue to Increase Test Scores and Graduation Rates

Ontario’s students continue to excel. Respected international organizations such as the Organisation for Economic Co-operation and Development (OECD), McKinsey and Company and the National Center on Education and the Economy in the United States have all applauded Ontario, its programs and its results.

1
Queen’s University, “Final Report: Evaluation of the Implementation of the Ontario Full-Day Early Learning-Kindergarten Program,” The Social Program Evaluation Group (Fall 2012); and McMaster University, “The Full Day Kindergarten Early Learning Program Final Report,” The Offord Centre for Child Studies (October 2012).

A decade ago, only 54 per cent of children in Grades 3 and 6 met provincial standards in literacy and numeracy. That number has grown significantly, and today, 71 per cent of Grade 3 and 6 students are achieving high provincial standards, a 17 percentage point increase. 2 In addition, only 68 per cent of students were graduating from high school a decade ago. Now, 83 per cent of students are graduating, a 15 percentage point increase. That means there are an additional 138,000 high school graduates in Ontario because of the education reforms of the past 10 years — a number that is roughly equivalent to the population of the city of Guelph.

Performance gaps between groups of students have also narrowed, and in some cases been eliminated. For example, elementary students participating in English as a Second Language (ESL) programs now perform almost as well as the general student population. In addition, 92 per cent of students are meeting or exceeding international standards in reading, regardless of socioeconomic background or first language.

Math Action Plan

Ontario has committed to having 75 per cent of Ontario’s elementary school students meet the high provincial standards on Education Quality and Accountability Office (EQAO) assessments. The approach to achieve this goal will include a balance between understanding basic math concepts, combined with a focus on creativity and critical thinking, innovative problem solving and effective communication. The Province will continue to work with its education partners to focus on and improve outcomes in math.

Advancing Postsecondary Education

Over the past 10 years, the Province has increased funding to postsecondary education by 80 per cent. This has supported the government’s goal of creating a space to learn for every eligible student regardless of their financial circumstances, as well as making postsecondary education more accessible through programs such as the 30% Off Ontario Tuition grant.

2	Ontario’s provincial standard is equivalent to a “B” grade.

Ontario remains among the best jurisdictions in North America for talent, training and skills development. With more Ontarians pursuing postsecondary education, the Province is focusing on supporting programs that provide young people with the best skills and training they need to create and fill the jobs of the future.

To position Ontario as a leader in postsecondary education, the Province recently implemented a number of initiatives that will help transform the postsecondary system. These include:

▪
Working with Ontario’s universities and colleges on Strategic Mandate Agreements to ensure that each institution focuses and builds on its strengths and offers the best possible programs in its areas of specialization. These agreements will:

▪	Improve the learning experience for students;
▪	Reduce duplication in the postsecondary system;
▪	Raise the global competitiveness of Ontario’s postsecondary system; and
▪	Create centres of excellence in specific subject areas.

▪	Continuing to improve the credit transfer system so that students can take their credits with them when they move between postsecondary institutions and not have to retake courses.

▪
Investing $42 million over three years to implement Ontario Online, a new Centre of Excellence for Online Learning. Ontario Online will give students across the province one-window access to high-quality, transferable online courses and will also help reduce course duplication in the system. Ontario Online will be fully operational and begin online course offerings in 2015–16.

▪	Continuing to give students a range of credential options that meet the demands of the economy now and in the future.

▪
Increasing co-op, work placements and experiential learning for students, as well as supporting young entrepreneurs so they have the skills and experience needed to secure jobs or start their own businesses once they graduate.

The Province is also focused on closing achievement gaps for underrepresented groups including Aboriginal students, students with disabilities and students new to Canada. The government is providing more options for francophone students to study in French. These initiatives will improve the access and success rates for underrepresented groups.

Ontario would put in place a new system that allows the collection and use of student-level information to track progress and evaluate the effectiveness of provincial funding on education outcomes. This initiative would build on the recent extension of the Ontario Education Number (a unique student identifier used in Ontario’s elementary and secondary schools since 2003) to college and university students to make student records consistent from kindergarten to postsecondary education. As of the fall of 2013, postsecondary institutions have successfully extended OEN coverage for over 447,000 new students.

As a result of these initiatives, by 2025, Ontario will have:

● A postsecondary attainment rate above 70 per cent, and will continue to lead all OECD countries;

●    A modern, forward-looking postsecondary education sector, where students have more options for learning, both online and closer to home;

●    An apprenticeship system that seamlessly transitions apprentices from training into the workforce; and

●    More detailed labour market information so that students know where to find jobs in their area of specialization.

Developing the talent and skills of Ontario’s people is the foundation of the Province’s plan to create jobs. In March 2014, the Province hosted a summit with educators, labour, business and the not-for-profit sector to build partnerships and better collaborate on talent and skills development. Premier Kathleen Wynne challenged each participant to implement one new initiative that will contribute to skills and talent development in the province.

Building Ontario’s Integrated Employment and Training System

Ontario’s skilled and adaptive workforce is one of its greatest competitive advantages. The Province continues to invest in its people to help them compete globally and to meet the demands of a rapidly changing economy.

The Province invests over $1 billion annually in Employment Ontario, which provides employment, training, apprenticeship and labour market programs, and serves more than one million Ontarians. Employment Ontario offers services such as the Rapid Re-employment and Training Service (RRTS) and Second Career, which provide assistance and training-related support to unemployed workers affected by layoffs and plant closures. Since the RRTS began in January 2007, over 192,000 individuals have been offered assistance. Second Career has supported over 76,000 affected workers to help them retrain since 2008.

However, services and supports for job seekers and employers are currently offered across several government ministries and through many delivery systems. To make it easier for those accessing these services, the Province is moving forward with the government-wide integration of employment and training programs.

Integrating and modernizing the employment and training system will ensure that all Ontarians have access to programs and services that align with their individual needs, and that employers can make more effective use of government programs to support recruitment and workplace training.

The integrated system will:

☑
Provide referrals to employment and training programs that will more accurately and fairly reflect individual needs, and identify and measure barriers to employment through leading-edge assessment practices;

☑	Through improved coordination, provide connections to other economic and social supports such as income supports for social assistance recipients and language and/or bridge training for newcomers;
☑	Provide customized workplace training programs that will give individuals relevant work experience in high-demand occupations;
☑	Introduce an improved and more consistent approach to assessing the needs of clients, to better match clients to services based on individual needs and readiness to work;
☑	Better serve Ontario’s most vulnerable populations, including social assistance recipients, people with disabilities, new Canadians, Aboriginal people and at-risk youth; and
☑
Offer a variety of modern services and supports, including a series of new skills training programs that are developed in partnership with local employers and tailored to industry needs. These include sector-specific skills and postsecondary training towards industry-recognized credentials as well as training with pre- and post-employment supports for unemployed individuals.

To ensure that the new system reflects the diverse needs of clients and key employment and training partners, the Province will continue to engage a broad range of stakeholders at key stages of this transformation. These include Aboriginal people, client-specific advocacy groups and umbrella organizations, municipalities and employers.

Promoting the Skilled Trades

Ontario’s skilled tradespersons are fundamental to the province’s continued economic growth. The new employment and training structure will include a modern apprenticeship system to help Ontarians who want careers in the skilled trades navigate the system — getting the right information, receiving financial help and connecting with employers in the trades they are interested in. It will serve the needs of emerging and growing industries and ensure businesses are active participants in skills training, collaborating and working closely with training institutions.

Over the past 10 years, the Province has significantly expanded the apprenticeship system:

▪	There are about 120,000 apprentices learning a trade in Ontario today — twice as many as in 2002–03; and
▪	New annual apprenticeship registrations almost doubled from 17,000 in 2002–03 to more than 30,000 in 2012–13.

Targeting the Apprenticeship Training Tax Credit (ATTC)

● The ATTC provides a 35 per cent targeted refundable income tax credit (45 per cent for small businesses) to businesses that hire eligible apprentices in construction, motive power, industrial and certain service trades.

● Approximately 80 per cent of Ontario’s apprenticeship trades are supported by the ATTC.

● The ATTC is providing over $250 million in support in 2013–14.

● As part of the ongoing review of business support programs, ATTC support for large businesses will be reviewed (see Chapter V: A Fair and Efficient Tax System for more details).

The Province is also enhancing the made-in-Ontario Alternative Financing and Procurement (AFP) model by ensuring that, beginning with the Eglinton Crosstown, future infrastructure projects include plans for providing opportunities for apprentices and supporting the completion of apprenticeships, with focused programs for at-risk youth, local communities and veterans.

“The Ontario Construction Secretariat supports Infrastructure Ontario’s initiative to provide good jobs for today and at the same time build the skilled workforce of tomorrow. By requiring contractors to maximize the use of registered apprentices, young workers will have more opportunities to gain the skills required to successfully complete their training and enhance the competitiveness of the Ontario economy.”

Sean W. Strickland, Chief Executive Officer, Ontario Construction Secretariat, December 2013.

Ontario’s Youth Jobs Strategy

Ontario’s youth shouldered the brunt of job losses during the recent recession and continue to face an unacceptably high unemployment rate. Although youth unemployment at 15.4 per cent in 2014 (year to date) is lower than the recession’s peak rate of 17.5 per cent in 2009, it remains considerably higher than the unemployment rate of the province’s prime working-age group aged 25 to 54 (6.5 per cent).

These numbers underscore the importance of helping Ontario’s youth now. Long spells of unemployment can lead to a “scarring” effect where youth can experience lower wages and a higher likelihood of becoming unemployed later in life. Helping youth gain the skills and experience to obtain stable employment also supports Ontario’s Poverty Reduction Strategy and gives everyone the opportunity to achieve their full potential.

Employment Ontario serves Ontario’s youth with a range of employment and training programs. About 35 per cent of Employment Ontario’s clients were under age 30 in 2012–13.

Recognizing the persistently high youth unemployment rate, the Province announced an additional investment of $295 million over two years for Ontario’s Youth Jobs Strategy in 2013. This is helping young people find jobs, start their own businesses and gain valuable skills.

A key element of the strategy, the Youth Employment Fund, was launched in September 2013 through the Province’s network of employment services across Ontario. To date, the fund has already helped over 10,000 young people gain work experience and find jobs. It is also well on its way to meeting its two-year target of creating 25,000 job opportunities.

Ontario is also investing in three additional funds to support its Youth Jobs Strategy: the Youth Innovation Fund, the Youth Entrepreneurship Fund and the Youth Skills Connections Fund, which were launched in October 2013.

As part of the Youth Entrepreneurship Fund, the Province also created the Youth Investment Accelerator Fund (Youth IAF), and is investing up to $250,000 per eligible technology-focused firm founded by entrepreneurs under age 30. This initiative will help more young people, students and researchers who choose to become entrepreneurs and support innovative companies to grow their businesses.

The Province will assess long-term commitments by reviewing the effectiveness of these youth employment programs going forward.

To help young people and employers get more information on accessing youth jobs programs, Ontario has launched a new website: Ontario.ca/ReadySetWork.

Helping Youth Launch High-Tech Companies

In February 2014, the government announced the first recipients of the Youth Investment Accelerator Fund (Youth IAF):

● PUSH — A sports-science technology startup that helps optimize training by instantly transmitting feedback about an athlete’s movements.

● Rubikloud — A platform that processes e-commerce data and delivers insight into business performance.

● Soapbox — An innovation management tool that helps maximize employee engagement through ideas.

● Greengage Mobile — A platform that uses mobile engagement to help organizations meet sustainability goals, such as decreasing their environmental footprint or improving the local community.

Attracting Skilled Immigrants

Ontario remains the number one destination for newcomers to Canada to work and raise a family. Over the last 10 years, Ontario received close to 1.2 million landed immigrants, which is nearly half of all those who came to Canada. Many choose Ontario because of its diversified economy, high quality of life, and strong public services and benefits that all people enjoy today.

Ontario’s Long-Term Report on the Economy noted that immigration is projected to account for all of the net increases in Ontario’s working-age population and is expected to be the main source of future labour force growth. That is why it is important that the federal government work with Ontario to strengthen its role in the immigrant selection process.

Programs that Help Immigrants Settle and Prepare to Enter the Labour Market

To help foster the seamless integration of skilled immigrants in Ontario, the Province continues to offer a variety of programs, including:

● More than 300 bridge training programs since 2003, targeting over 100 professions and trades that have helped about 50,000 immigrants integrate into Ontario’s workforce;

● Tuition-free adult language programs to help immigrants improve their English and French; and

● The Newcomer Settlement Program, which helps over 80,000 newcomers annually by providing information on key services such as housing, language, employment and job training.

Ontario’s ability to attract highly skilled immigrants has contributed to the province’s overall high educational attainment and productive workforce. More than two-thirds of working-age (25 to 64) immigrants arriving in Ontario have a postsecondary education.

The Province understands the important role immigration plays in Ontario’s economy and greatly values the social, cultural and economic contributions that immigration provides. This is why, in the fall of 2012, Ontario introduced its first Immigration Strategy.

The Immigration Strategy positions Ontario to continue attracting the best and brightest to the province. This strategy builds on Ontario’s vision of a greater provincial role in immigrant selection and the creation of a seamless and comprehensive support and training system for immigrants once they arrive. Ontario will release its first Immigration Strategy Progress Report this year.

The government recently introduced the Ontario Immigration Act, 2014, a key element of the Immigration Strategy. Making the most of the province’s diverse workforce is part of Ontario’s Immigration Strategy and supports the government’s efforts to build a prosperous economy and a fair society. If passed, the legislation would help the Province work with the federal government to maximize the social, cultural and economic benefits of immigration by:

▪	Allowing the Province to set immigration targets to attract more skilled immigrants;
▪	Enabling Ontario to work more closely with the federal government on the recruitment, selection and admission of skilled immigrants to the province; and
▪
Preventing fraud by improving compliance and enforcement measures in the immigrant selection process, such as introducing penalties for applicants who misrepresent personal information or people who take advantage of immigrants.

An Action Plan for Health Care

The Province is committed to a health care system that puts patients first, responds to their needs and makes it easier for providers to coordinate care. Ontario is continuing to implement Ontario’s Action Plan for Health Care, which provides the road map for transforming health care services to create a more sustainable and high-quality health care system.

Right Care, Right Time, Right Place

Ontario is committed to ensuring that patients receive timely access to the most appropriate care in the most appropriate setting. This involves providing better-integrated care in the community whenever possible so patients can stay at home for as long as possible instead of being admitted unnecessarily to a hospital or to a long-term care home. This also means helping patients move seamlessly from one care provider to another.

Ontario is investing in more health care services in the home and in the community so that more community options are available to patients when and where they need them. In the 2013 Budget, the Province committed to increasing investments in home and community care services by an average of five per cent per year to support initiatives such as the achievement of the five-day home care service targets. These investments include $15 million per year in new funding to support meeting the five-day wait time target for patients with complex needs to receive nursing services. Half of Ontario’s Local Health Integration Networks (LHINs) have consistently met the five-day service target for community-referred patients. Ontario continues to deliver on this commitment by increasing investments in these services by over $750 million by 2016–17, including over $270 million in 2014–15. These investments will improve the health system’s capacity and ability to care for individuals after hospital discharge, and, where possible, avoid costly hospitalization or long waits in the emergency room. This will help free up hospital and long-term care beds for those who need them.

As part of the strategy to build capacity at the community level, Ontario is investing in front-line care. Many personal support workers (PSWs) are at the front line of health care delivery in the home and community, providing services to the most vulnerable. But they are also some of the lowest-paid workers in the broader public sector and are earning significantly less than PSWs in hospitals and long-term care homes. This makes it difficult to attract and retain high-quality PSWs, with the sector currently seeing a 60 per cent turnover rate.

To support the high-quality care that PSWs provide, the Province is proposing to give PSWs in the publicly funded home and community care sector a $1.50 per hour wage increase in 2014–15, an additional $1.50 per hour increase in 2015–16, and a further $1.00 per hour increase in 2016–17. This increase would bring up the base wage to $16.50 per hour by 2017. By strengthening recruitment and retention of PSWs in this sector, Ontario is building capacity to help transform the health care system by delivering high-quality care to patients in the most appropriate setting.

Self-Directed Care

The Province is determined to help as many Ontarians as possible live at home for as long as they can. An important part of this is giving people the tools to customize their own care.

As part of the government’s community investment, Ontario will commit to supporting demonstration projects that empower people — or their designates — to choose the care that best suits their needs, instead of the system choosing it for them. This responds to a report entitled Living Longer, Living Well by Dr. Samir Sinha, Director of Geriatrics at Mount Sinai Hospital and the University Health Network Hospitals, and is an important next step in Ontario’s Seniors Strategy.

Direct to Community Supports

The community supports services sector — from meal programs to homemaking — provides essential supports that Ontarians need to age at home. The Province will enable community support agencies to assess and provide services directly to clients with less complex needs. This will provide faster, more appropriate and flexible care at home.

Community Paramedicine

Ontario’s paramedics are essential to ensuring that patients get the right care, at the right time and in the right place.

The Province will invest $6 million to help paramedics across Ontario expand their efforts to proactively care for frequent users of emergency services and connect them to appropriate community supports.

Palliative/End-of-Life Care

The government is committed to improving the quality of end-of-life care for Ontarians by promoting advanced care planning and palliative services supports. This means supporting community-based providers, formal and informal caregivers, and patients to promote dignified palliative care.

Long-Term Care Homes

Ontario continues to modernize long-term care (LTC) homes to ensure continued safety for residents.

To further Ontario’s commitment to provide safe, sustainable homes for seniors, the government amended the Fire and Building Codes in 2013 to require all LTC homes to upgrade their sprinkler systems.

The government is proposing further investment in the LTC sector to enhance the current Long-Term Care Home Renewal Strategy by:

▪	Providing funding to encourage LTC home operators to accelerate the redevelopment of about 30,000 long-term care home beds; and
▪	Introducing amendments to the Long-Term Care Homes Act, 2007, which, if passed, would extend the maximum term of LTC home licences from 25 to 30 years.

In addition, the government is proposing an amendment to the Assessment Act, which, if passed, would provide consistent and equitable property tax treatment by exempting all charitable and non-profit LTC homes from property taxation, allowing homes to devote more of their resources to front-line care services.

All together, these enhancements will contribute to the stability and capacity of Ontario’s LTC home sector.

Faster Access and Stronger Links to Family Health Care

Family health care serves as a hub for the entire health care system and improves the way health care is delivered. When patients have faster access to family health care, they stay healthier, get connected to the right care and are less likely to require treatment in hospitals. This is especially true with seniors and those with complex care needs, who need help navigating the system.

To improve access to care, Ontario is expanding Community Health Links, which bring together health care providers to better and more quickly coordinate care for high-needs patients such as seniors and people with complex conditions. Health Links are a new, made-in-Ontario innovation that will help patients transition within the health system, ensuring patients receive more responsive care that addresses their specific needs with the support of a team of providers. To date, 54 Health Links have been created, with plans to create more than 90 in total.

Other steps Ontario is taking to improve access to care include:

▪
Making progress towards providing a family doctor for every senior who wants one. As of February 2014, 91 per cent of high-needs seniors who registered with Health Care Connect have been referred to a family health care provider; and

▪
Expanding the scope of practice for a number of health care providers, such as allowing pharmacists to give flu shots and authorizing registered nurses and registered practical nurses to dispense drugs in certain circumstances.

Expanded Mental Health and Addictions Strategy

It is estimated that 20 per cent of Ontarians will experience a mental health problem at some point in their lives, with 2.5 per cent of Ontarians having a serious mental illness. Addressing these problems has been complicated by mental health and addictions services that were delivered in a fragmented system. Various programs have been delivered by different ministries, across many service sectors. Individuals and families experience difficulty accessing timely and well-coordinated services.

In 2011, Ontario launched Open Minds, Healthy Minds, a 10-year comprehensive strategy to deliver mental health and addictions services to Ontarians in an integrated, coordinated and effective way. The first three years of the Strategy focused on children and youth, with funding growing to $93 million at full implementation. An estimated 35,000 more children and youth are already benefiting from these supports and services.

Ontario is now building on this Strategy, expanding it to include improved transition between youth and adult services, people with addictions and adults, through additional investments of over $65 million in 2014–15, growing to about $83 million annually by 2016–17. The expanded Strategy will help to ensure Ontarians and their families have better access to quality services and supports for their mental well-being. It will also achieve better value for these investments by linking funding directly to the quality care that is needed. The Strategy envisions that all Ontarians deserve to enjoy good mental health and well-being throughout their lifetime and those with mental health illnesses or addictions can recover or participate in welcoming and supportive environments. The Strategy will:

▪	Promote mental health and well-being for all Ontarians — investing in evidence-based prevention initiatives in the workplace, schools and communities;
▪	Ensure early identification and intervention — equipping service providers and clients to respond to symptoms and intervene early and appropriately;
▪	Expand housing and employment supports — providing stability and supports to empower people to manage in the community;
▪	Expand an integrated health and social service coordination model for people coping with mental illness and addictions; and
▪	Provide funding based on need and quality — delivering a new funding model that links population need, quality improvements and sector integration to service delivery.

Providing Support for Family-Building in Ontario — Funding for Infertility Services

The government will provide additional support for people in this province who want to become parents by expanding coverage of infertility services for one cycle of in vitro fertilization per patient per lifetime for all causes of eligible infertility. Enhancing coverage makes infertility services more affordable and increases access to more than 4,000 additional patients annually. The government is also committed to developing a stronger quality and regulatory framework for those providing infertility services to ensure patients receive safe, high-quality care.

Supporting Healthy Lifestyles

People are more likely to reach their full potential when they lead healthy and active lives. That is why Ontario is committed to promoting healthy lifestyles and preventing the diseases that have the greatest cost to Ontarians. Initiatives that the government has put in place to promote keeping Ontarians healthy include:

▪
Proposing to strengthen the Smoke-Free Ontario Act by doubling penalties for selling cigarettes to minors; banning flavoured tobacco targeted at children; and broadening restrictions on smoking in public areas, including bar and restaurant patios; and increasing the tobacco tax rate (see Chapter V: A Fair and Efficient Tax System);

▪
Expanding eligibility for Healthy Smiles Ontario to provide access to dental services for an additional 70,000 low-income children and youth aged 17 and under. In August 2015, existing publicly funded dental programs will also be integrated into the Healthy Smiles Ontario Program to provide seamless enrolment, making it easier for eligible children and youth to receive timely dental care;

▪
Acting to protect young people against skin cancer with the Skin Cancer Prevention Act (Tanning Beds), 2013, that restricts those under age 18 from using tanning beds and prohibits the marketing of tanning services to youth;

▪	Expanding Newborn Screening Ontario, Canada’s most comprehensive infant screening program that checks all newborns in Ontario for 29 inherited and/or treatable diseases at no cost to families;

▪	Acting on Healthy Kids Panel recommendations such as:

▪	Introducing new legislation requiring large chain restaurants to post calories on menus;
▪	Expanding the Student Nutrition Program by delivering more nutritious meals and snacks to children and youth in elementary and secondary schools across Ontario; and
▪	Expanding Ontario’s After-School Program to give an additional 650 children and youth the opportunity to get involved in programs that promote sports, active living and healthy lifestyles.

Establishing a Patient Ombudsman

Patients sometimes need a third party to turn to when they have exhausted all local complaint resolution processes. That is why the Province is proposing to establish a Patient Ombudsman. This would help resolve complaints and concerns and would also drive system-wide quality improvements. The Patient Ombudsman would have the power to initiate and conduct investigations, mediate and make recommendations, and report on patient complaints to the Ontario Ministry of Health and Long-Term Care.

Helping Seniors Stay Active and Engaged

As discussed in Ontario’s Long-Term Report on the Economy, the number of seniors in Ontario is increasing and is expected to double over the next two decades. Helping this growing population stay engaged and connected to their communities is an important part of the recently announced Action Plan for Seniors. The plan is focused on addressing the growing needs of the province's aging population and providing seniors with better access to health care, quality resources, and improved safety and security.

The Province has already delivered on many commitments laid out in the Action Plan:

▪
Working with local municipalities to support age-friendly communities that are socially and physically accessible and inclusive. An “Age-Friendly Community Planning Guide” has been developed to help municipalities support independent and active living so seniors can stay connected to their communities;

▪
Providing seniors with more opportunities to stay active, healthy and involved in their communities through Elderly Persons Centres (EPCs). There are approximately 270 EPCs that serve 250,000 older adults across the province and are vital community hubs that provide health, social and recreational programs to promote wellness for seniors;

▪	Investing over $8 million in preventing elder abuse, including fraud; and

▪	Creating the Retirement Homes Regulatory Authority to follow up on complaints regarding abuse, neglect, or improper care or treatment in retirement homes.

Ontario’s Seniors Community Grant Program

Ontario is making it easier for seniors to stay safe, active and engaged in their communities by doubling the size of the new Seniors Community Grant Program to $1 million per year. The program helps seniors continue their learning in areas like technology and financial literacy, and develop a stronger sense of social inclusion. This initiative is another step towards making Ontario the best place in which to age actively and in good health, to live longer and to live well.

Highlights

Planning to invest over $130 billion in public infrastructure over the next 10 years, including:

☑	Dedicating funding to make nearly $29 billion available over the next 10 years for transportation infrastructure.
☑	Investing a total of $2.5 billion in 2014–15 for highway rehabilitation and expansion projects across the province.
☑	Supporting municipal roads and bridges through a new permanent $100 million fund.
☑	Making critical repairs in hospitals to help better provide high-quality health care to patients by providing additional funding of almost $700 million over the next 10 years.
☑	Providing more than $11 billion over the next 10 years for elementary and secondary education infrastructure.
☑	Funding critical maintenance repairs in the postsecondary sector by providing additional funding of approximately $500 million over the next 10 years.
☑	Committing up to $1 billion towards infrastructure development for the Ring of Fire contingent on matching investment by the federal government.
☑	Delivering more infrastructure projects through the Alternative Financing and Procurement model.

Section B:	Building Modern Infrastructure

Ontario’s continued investments in infrastructure have helped to make the province one of the best places in the world to live, work and invest. Since 2003, Ontario has invested nearly $100 billion in hospitals, schools and transportation infrastructure, which has made Ontario a safer, more competitive and more productive province, and resulted in a large and diverse provincial infrastructure system.

Since 2003, the Province’s infrastructure investments have supported an average of 100,000 jobs each year, in construction and related industries. These strategic investments, focused in areas consistent with the Province’s long-term infrastructure plan, Building Together, have resulted in:

▪	100 major hospital projects built or underway, including 23 new hospitals;
▪	Nearly 650 new schools opened, planned or under construction;
▪	More than 27,000 school renewal projects completed or underway, including replacing leaky roofs, drafty windows and old boilers in schools across the province;
▪	Over 7,900 kilometres of new or repaired provincial highways — more than twice the driving distance between Toronto and Calgary, including over 4,000 kilometres in Northern Ontario;
▪	More than 950 new or repaired bridges on provincial highways, which represents 34 per cent of all provincial bridges and structures;
▪	An overall increase of 63 per cent in the GO Transit fleet size, including more than 200 new GO Transit commuter rail cars and 47 new double-deck GO buses; and
▪	Five new consolidated courthouses, providing easier access to courts.

Even with all these investments, the Province recognizes that challenges lie ahead. As suggested in Ontario’s Long-Term Report on the Economy, the Province’s projected population growth will result in significant demand for all types of infrastructure, including transportation, health care and education. That is why the Province has introduced a new 10-year economic plan to invest over $130 billion in public infrastructure. World-class infrastructure drives economic growth and prosperity and enhances Ontarians’ quality of life by:

▪	Directly supporting jobs today in construction and indirectly through related industries;
▪	Creating jobs in the future by attracting private-sector investment;
▪	Reducing business costs by making the movement of goods more efficient;
▪	Allowing firms to access more talented employees;
▪	Helping manage congestion and commute times by providing more transportation choices;
▪	Providing a modern and efficient health care system that meets the needs of an aging population;
▪	Building schools, colleges and universities to support an educated workforce; and
▪	Making Ontario’s communities better for families and individuals.

Public Infrastructure Investments Benefit Ontario’s Economy

A growing body of research demonstrates the significant economic benefits of public infrastructure.

● A 2013 Conference Board of Canada report cited Ontario’s current and planned real infrastructure investments from 2006 to 2014, and estimated that:

●     each $1 invested in public infrastructure in Ontario raises gross domestic product by $1.14 in the near term; and

●  public infrastructure spending adds over $1,000 to the average annual income of Ontarians in 2014 and lowers the unemployment rate by about one percentage point compared to what it would have been in the absence of these investments.

●  A 2009 Statistics Canada report estimated that on average roughly 50 per cent of Canada’s multifactor productivity growth, representing about 10 per cent of labour productivity growth overall, in the private sector between 1962 and 2006 was the result of growth in public infrastructure.

●  Between 1995 and 2006, U.S. business sector productivity growth outpaced that of Canada and Ontario by about 20 per cent in total. This occurred while the stock of U.S. infrastructure rose by almost 25 per cent compared to a 3.5 per cent decline in Canada.

Underinvesting in public infrastructure in times of strong economic growth has made investing in more challenging times more difficult.

Investing in infrastructure through Ontario’s new 10-year economic plan will continue to help stimulate the economy, create jobs, and increase prosperity and fairness for Ontarians. Ontario’s planned infrastructure investments would support over 110,000 jobs on average each year in construction and related industries.

Ontario’s commitment to support long-term infrastructure planning and a stronger economy will go even further. The Province has introduced Bill 141, the Infrastructure for Jobs and Prosperity Act, 2014, which, if passed, would set out principles and criteria to help improve infrastructure planning and prioritization, promote high-quality infrastructure design, and enhance the involvement of apprentices in certain provincial infrastructure projects.

By making long-term investments in infrastructure, Ontario will maintain its status as one of the best places in the world to live, work and invest. The Province will continue to ensure that Ontarians have the best quality of life possible and that businesses can be as productive as possible to succeed in the global economy.

Making Strategic Investments in Roads, Bridges and Public Transit

Moving Goods to Market Faster

Investment in the province’s highways, bridges and other transportation infrastructure helps manage congestion and travel times on key corridors and at international gateways, and strengthens access to important export markets in the United States and abroad.

Over the last decade, the Province’s record investments in the provincial highway network have shown significant results, including:

Northern Highways Investments

▪	Over 4,000 kilometres of new or repaired provincial highways.
▪	Approximately 50 kilometres of new four-laned highway between Sudbury and Parry Sound along Highway 69 to date.
▪	Construction of the new Nipigon River Bridge, which will be the first cable stay bridge on the provincial highway system.

Southern Highways Investments

▪	Almost 3,800 kilometres of new or repaired provincial highways.
▪	Major expansion projects including 78 kilometres of new high-occupancy vehicle (HOV) lane projects.
▪	The Right Honourable Herb Gray Parkway, which will be the most significant single highway investment made in Ontario history when it opens in 2014–15.

The government is committed to preserving these gains, making further improvements and continuing to build for the future. In 2014–15, investments totalling $2.5 billion are planned for highway rehabilitation and expansion projects across the province, an increase of approximately $400 million above 2013–14 levels.

Key projects scheduled to start construction this year include:

▪	Highway 407 East Phase 2, from Harmony Road in Oshawa to Highway 35/115 in Clarington, including the East Durham Link;
▪	HOV lane projects on sections of Highway 410, through Mississauga and Brampton, and on Highway 427, through Mississauga and Vaughan;
▪	Widening Highway 401 near Cobourg;
▪	Widening an additional 11 kilometres of Highway 69 between Parry Sound and Sudbury, as part of the ongoing expansion of Highway 69; and
▪	Realignment of Highway 66 through the community of Virginiatown, east of Kirkland Lake.

In addition, the following projects are planned to support growth and improve traffic flow:

▪	Expanding two sections of Highway 11/17 to four lanes, east of Thunder Bay to west of Nipigon, beginning in 2015–16;
▪	Proceeding with a new four-lane alignment on Highway 7 between Kitchener and Guelph. Property acquisition is underway and advance construction work will begin in the fall of 2015; and
▪	Adding new HOV lanes on Highway 401 through Halton and Peel Regions, beginning in 2019–20.

Extending Highway 427 from Highway 7 to Major Mackenzie Drive in York Region

This project is currently planned to start construction in 2016–17. The Ministry of Transportation has completed the preliminary design and received environmental assessment clearance for the project, and is moving forward as quickly as possible with obtaining the required property and making arrangements for utility relocations.

Moving Ontario Forward

New Dedicated Funds for Investment in Transportation Infrastructure

Premier Kathleen Wynne announced a bold new plan to make nearly $29 billion available for investment over the next 10 years in public transit, transportation infrastructure, and other priority infrastructure projects across the province. In total, the Province plans to invest over $130 billion in infrastructure over the next 10 years.

Ontario’s new plan for dedicated funds for public transit, transportation infrastructure, and other priority infrastructure projects is based on the following principles:

● The two new dedicated funds should be supported by dedicated sources of revenue;

●    New dedicated revenue sources should not increase taxes on low- to middle-income individuals;

●    Allocating dedicated funds proceeds between the Greater Toronto and Hamilton Area (GTHA) and the rest of the province should be done in a way that is fair, accountable and transparent;

●    Dedicated funds proceeds should be substantially applied to specific transportation and other critical infrastructure projects; and

●    The two new dedicated funds should be transparent and managed with strong accountability mechanisms.

The government will not increase the tax on gasoline, the Harmonized Sales Tax (HST), education property taxes, or personal income taxes on low- to middle-income individuals.

Two new dedicated funds would be created to support infrastructure projects that are essential to Ontario’s immediate and long-term economic growth and job creation:

▪	The Province would dedicate a new fund to help address congestion in the GTHA; and
▪	New dedicated funding would also be set aside to invest in roads, bridges, public transit and other critical infrastructure outside the GTHA.

As the proceeds for these new dedicated funds would be raised province-wide, it is proposed that they be allocated to the GTHA and the rest of the province using census data from Statistics Canada. By allocating the proceeds to the two funds by population, the Province would ensure that the allocation is fair, accountable and transparent.

TABLE 1.1 Dedicated Funding for Public Transit and Transportation Infrastructure (2014–15 to 2023–24) ($ Billions)
	2014–15	2015–16	2016–17	10 Years
Available for Investment in the GTHA	1.7	1.7	1.6	15.0
Available for Investment Outside the GTHA	1.6	1.6	1.4	13.9
Total	3.3	3.3	3.0	28.9
Note: Totals include available net new borrowing for public transit, transportation infrastructure and other priority projects.

Committing to dedicated funding for public transit and transportation infrastructure delivers on a key recommendation made by Metrolinx in its Investment Strategy, released in May 2013, and by the Transit Investment Strategy Advisory Panel in its final report, released in December 2013.

Dedicated funding would support infrastructure investments that would improve the quality of life of Ontarians by addressing congestion, helping commuters get home to their families sooner, connecting people with existing and future jobs, and meeting the needs of future generations.

Dedicated funds for public transit and transportation infrastructure would be supported by:

▪
Dedicating proceeds from 7.5 cents of the existing provincial gasoline tax to public transit and transportation infrastructure priorities, starting in 2014–15. This would be over and above the existing gas tax funding provided to municipalities, with no increase to the tax rate from its current level.

▪	Dedicating proceeds from the following proposed targeted revenue measures to public transit, transportation infrastructure and other priority projects:

▪	Restricting large corporations from claiming the small business deduction;
▪	Restricting the fuel tax exemption for road-building machines; and
▪	Phasing in an increase of four cents per litre to the tax rate on aviation fuel over four years.

See Chapter V: A Fair and Efficient Tax System for more information.

▪
Repurposing revenues from the existing HST charged on the current provincial taxes on gasoline and road diesel across the province towards public transit, transportation infrastructure and other key infrastructure priorities.

The dedicated funds would also be supplemented by:

▪	Leveraging provincial borrowing, when needed, and including proceeds from green bonds to help finance transit and other environmentally friendly infrastructure projects across the province.
▪	Allocating net revenue gains from certain asset sales through the proposed Trillium Trust, a special fund to be dedicated to Ontario’s key infrastructure.
▪	Working with the federal government to secure federal funding through the Building Canada Plan for key transportation-related projects throughout the province.
▪	Dedicating net revenue gains from high-occupancy toll lanes when they become available.

These two dedicated funds would provide new and stable funding to support priority projects as they are constructed. Once the funds are established, the Province would track new spending on projects, ensuring transparency and accountability for all Ontarians. An online portal would report publicly on project funding and implementation progress.

Allocating the Dedicated Funds

The GTHA is one of the fastest growing metropolitan areas in North America. The population of the GTHA has greatly increased since the mid-1970s, rising from 3.6 million in 1976 to over 7.0 million in 2013. This region has seen significantly faster growth than the rest of the province over this period, such that today 52 per cent of Ontarians live in the GTHA, up from 43 per cent in 1976.

These demographic trends continue to put pressure on the transportation infrastructure system in the GTHA, causing longer commuting times for families and individuals, increased congestion on the roads and a less productive province.

That is why the Province is committed to taking action to provide relief.

Proceeds from the dedicated fund for the GTHA would be invested exclusively in public transit priorities that address congestion and improve mobility throughout the region. Proceeds would be used to build priority projects included in Metrolinx’s regional transportation plan, The Big Move, and for other potential projects that support economic development and improve mobility, such as the East Bayfront Light Rail Transit (LRT) project on Toronto’s waterfront. This would build on the first wave of projects, such as the Eglinton Crosstown LRT line and Union Pearson Express, and the Bloor-Danforth subway extension in Scarborough.

The government recognizes continued expansion towards two-way, all-day GO Transit rail service as a priority. GO Transit improvements on all corridors would include additional track, grade separations, improved signalling, station improvements and additional fleet, which are all building blocks towards two-way, all-day service. In addition, analysis is underway on a proposal to electrify the GO rail system to deliver service at intervals as frequent as 15 minutes.

The Big Move identifies additional GO service as critical to developing the regional rapid transit network, and all-day, two-way express rail service as part of the solution.

The Province has asked Metrolinx to begin work immediately to examine opportunities to move GO service towards a regional express rail, providing fast and frequent electrified service on all corridors at intervals as frequent as 15 minutes. This would represent a game-changer in how people move about the region, and enhance ridership and efficiency on GO Transit and other projects that connect to the network as well.

The Province will work with Metrolinx and municipalities on how best to prioritize transit investments through the use of rigorous business-case analyses. These analyses will help prioritize Next Wave projects that could be accommodated within the Province’s dedicated fund for the GTHA and provide the best value for Ontarians.

Priority Projects within the Greater Toronto and Hamilton Area (GTHA)

Beyond the existing GO network, priority projects within the GTHA would be drawn from the Next Wave of Metrolinx projects included in The Big Move:

● GO Rail Service Expansion (more two-way, all-day and rush-hour service);

●    GO Lakeshore Express Rail Service (including electrification);

●  Electrification of the GO Kitchener line and Union Pearson Express;

●  Brampton Queen Street Rapid Transit;

●     Dundas Street Bus Rapid Transit;

●  Durham-Scarborough Bus Rapid Transit;

●     Hamilton Rapid Transit;

●  Hurontario-Main LRT linking Mississauga and Brampton;

●  Relief Line; and

●  Yonge North Subway Expansion to York Region.

Outside the GTHA, the new dedicated fund would be used to support important infrastructure projects. Projects that enhance economic growth and address critical local, regional and provincial needs would be identified through an evidence-based process in partnership with Ontario regions and communities.

Priority Projects Outside the Greater Toronto and Hamilton Area (GTHA)

The new dedicated fund would be used to support initiatives outside the GTHA, such as:

● Local and regional transit, roads, bridges and other critical infrastructure;

●   Infrastructure development in the Ring of Fire;

●   Funding for bus and rail infrastructure for the Ontario Northland Transportation Commission;

●   Strategic highway improvements; and

●   Other projects to be identified through Building Canada Plan negotiations with the federal government.

Creating More Transit Options for Commuters

Since 2003, Ontario has invested more than $19.3 billion to support public transit across the province, including approximately $9.1 billion in GO Transit. Through Metrolinx, the Province is leading the development of an integrated and coordinated transportation system across the GTHA.

Projects Underway

The first wave of projects in Metrolinx’s Regional Transportation Plan, The Big Move, currently funded and underway includes:

▪	Modern rapid transit in Toronto, beginning with the Eglinton Crosstown LRT project. Tunnelling for this project began in June 2013;

▪
Revitalization of Union Station, including improved platform access, a new train shed roof, and a new concourse. The new York Street concourse is expected to open by the end of 2014, and the train shed roof is expected to be completed in 2016;

▪	Dedicated rapid transit bus lanes in both York Region and Mississauga. Portions of the rapid transit lanes opened in York Region in August 2013, and will open in Mississauga this year;

▪
Union Pearson Express, a dedicated rail link, between Toronto Pearson International Airport and Union Station, which is expected to begin service in 2015, in time for the Pan/Parapan American Games. Construction on the new Terminal 1 station began in March 2013 and is nearing completion; and

▪	Preliminary design and engineering work on the Sheppard East LRT and Finch West LRT.

Actions Underway to Expand GO Transit

The government recently announced its commitment to double current service frequency between Kitchener and Toronto, from four to eight train trips per day in 2016. To support this, Metrolinx recently reached an agreement in principle to purchase the 53-kilometre rail corridor between Georgetown and Kitchener. This purchase would add significantly to the section of the Kitchener corridor that Metrolinx already owns and would provide additional flexibility and control to help improve service and reliability for GO commuters on the corridor. This is part of the government’s commitment to deliver full-day, two-way GO train service

Municipal Transit Projects

The Province also continues to support key municipal transit projects, including:

▪
Waterloo’s 36-kilometre rapid transit corridor, with a provincial investment of up to $300 million, connecting the three major urban centres of Cambridge, Kitchener and Waterloo. Construction of the adapted bus rapid transit (aBRT) component is expected to be completed by early 2015;

▪	Extension of the Yonge-University-Spadina subway line to York University and into Vaughan, with a provincial investment of $870 million. Tunnelling for this project was completed in November 2013;

▪	Construction of Ottawa’s 12.5-kilometre LRT project, the Confederation Line, with a provincial investment of up to $600 million. Work has begun on the 2.5-kilometre downtown tunnel;

▪	Renewal of Toronto’s streetcar fleet, with a provincial investment of up to $416 million. The new streetcars began on-street testing in March 2013; and

▪	Extension of Toronto’s Bloor-Danforth subway line through Scarborough, with a provincial commitment of up to $1.48 billion. Work on the environmental assessment is expected to begin soon.

Sharing Provincial Gas Tax Revenues with Municipalities

Ontario provides significant ongoing funding for municipal transit systems across the province by sharing two cents per litre of provincial gas tax revenues. Since 2004, the Province has committed more than $2.7 billion in gas tax funding. This program is now a guaranteed source of funding for eligible municipalities to improve and expand their transit services.

Modernizing Infrastructure in Communities across Ontario

Investing in Municipal Infrastructure

Recognizing that many critical services across Ontario rely on well-planned, well-built and well-maintained local infrastructure, the Province launched its Municipal Infrastructure Strategy in 2012 to help address local infrastructure challenges over the long term.

Recent Municipal Infrastructure Investments

   The Province has made nearly $200 million available under the Municipal Infrastructure Strategy to help municipalities prepare asset management plans and address critical road, bridge, water and wastewater projects, including:

● Northern Bruce Peninsula: Paving and widening Cemetery Road to improve safety;

● Sault Ste. Marie: Widening Second Line East to address increased traffic and pedestrian safety;

● Sault Ste. Marie and Prince Township: Rehabilitation of single-lane bridges;

● Wasaga Beach: Widening Schoonertown Bridge to four lanes and adding full sidewalks on both sides, improving safety for vehicles, cyclists and pedestrians;

● Adjala-Tosorontio: Replacing Bridge #9 with a two-lane bridge to improve safety and accommodate increased traffic;

● North Kawartha Township: Reconstruction of Jeff Road and Clydesdale Road; and

● Northumberland County: Rehabilitation of the CPR Overhead Bridge.

The Province is continuing its support for strong communities under the Municipal Infrastructure Strategy through the new permanent municipal roads and bridges fund of $100 million per year, which will be launched this spring. The new permanent fund for municipal roads and bridges will continue support for the most critical projects in communities with challenging fiscal circumstances. It will also continue to provide support for municipal asset management planning. The new permanent fund of $100 million for municipal roads and bridges will include application- and formula-based funding for eligible municipalities, with an objective of transitioning to full formula-based funding over time.

Infrastructure Ontario Loan Program

The Province also supports municipal infrastructure through Infrastructure Ontario’s Loan Program, which has provided over 650 loans to support approximately 1,700 municipal projects with a total value of $8.6 billion.

More Access to Health Care

The Province is taking steps to ensure that the health care sector continues to offer quality service while protecting sustainability of the system for future generations. Over the past 10 years, more than $21 billion has been invested in health infrastructure, including 100 major hospital projects built or underway.

Ontario plans to invest over $11.4 billion in capital grants in major hospital expansion or redevelopment projects over the next 10 years. This would support more than 40 projects that are under construction or in various stages of planning and include the construction or expansion of surgical and cancer treatment services. By 2025, Ontario will benefit from these modern hospital facilities that offer quality services.

TABLE 1.2 Examples of Major Hospitals Built, Underway or in Planning
Cornwall Community Hospital
Ontario is consolidating acute and rehabilitation hospital services from two separate locations onto one site for the Cornwall Community Hospital. Construction is currently underway on renovations and a new hospital wing.

Mackenzie Vaughan Hospital
Ontario is moving forward with the new Mackenzie Vaughan Hospital, with construction scheduled to start in the fall of 2015. This project will include a state-of-the-art emergency department and technologically advanced diagnostic imaging.

Mount Sinai Hospital’s Women’s and Infants’ Project
Ontario is making progress on Mount Sinai Hospital’s Women’s and Infants’ Project in Toronto, which will add six new floors and renovate existing space to meet patient needs. The project involves the construction of a new labour and delivery unit, new neonatal intensive care unit, as well as support service areas and expanded ambulatory care space.

Renfrew Regional Dialysis Program

Ontario’s investment to expand the dialysis facility at Renfrew Victoria Hospital will reduce the need for patients to commute to Ottawa to meet their dialysis needs. The project will expand patient treatment and support areas, including an increased number of hemodialysis treatment stations.

Royal Victoria Regional Health Centre
Ontario’s investment in the Royal Victoria Regional Health Centre’s Expansion Project doubled the size of the existing facility and added the Simcoe Muskoka Regional Cancer Centre. The new cancer centre is providing comprehensive care to cancer patients throughout Simcoe County and the District of Muskoka. The project included space for two future patient care units, which will help the hospital continue to meet the health care needs of a growing and aging community.

Woodstock General Hospital
Ontario recently completed construction of a state-of-the-art facility for Woodstock General Hospital, with expanded programs and improved delivery of quality health care. At three storeys high and 350,000 square feet, the new hospital is more than double the size of the previous facility and allows health care professionals to offer a full range of clinical services and programs, from critical care to outpatient acute mental health services.

The Province’s plan for building a sustainable public health care system is delivering the right care, at the right time, in the right place. To support this transformation, the government is providing additional funding of $300 million over 10 years to help shift care from hospitals to community settings and ensure adequate infrastructure capacity in the health care sector.

This includes the creation of a dedicated Community Infrastructure Renewal Fund that would help community organizations such as Public Health Units, Family Health Teams and Nurse Practitioner-Led Clinics. This dedicated fund will give community partners the capital support needed to provide Ontarians with more health care options.

The Province will also increase infrastructure funding for Community Health Centres, community-based mental health and addiction programs, and Aboriginal Health Access Centres.

Building Capacity in the Community: Birth Centres

While many women and families choose to deliver their children in a hospital environment, others opt for care at home or in another supportive setting.

To enhance choice for families, Ontario has supported the establishment of two new birth centres — the Ottawa Birth and Wellness Centre and the Toronto Birth Centre — which opened in 2014. Each of the new birthing centres will be able to accommodate up to 450 births a year.

By offering women a home-like and family-centred setting in the community, where they can have a midwife-attended birth, Ontario is providing pregnant mothers and their families with more choice for healthy deliveries closer to home. Midwife-led birth centres are a proven, safe and cost-effective alternative to hospital deliveries.

Over the next 10 years, the Province is providing additional funding of almost $700 million to address deferred maintenance in hospitals. This investment would double funding available to hospitals for repairs. Maintaining hospital facilities is necessary to ensure an efficient health care system.

Supporting a Highly Skilled and Innovative Workforce

A strong education system and the capacity for leading-edge research are foundations of a successful economy and a central part of Ontario’s 10-year economic plan.

Since 2003, Ontario has invested $12 billion in education infrastructure and another $4 billion in postsecondary infrastructure. These investments have resulted in nearly 650 new schools being opened, planned or under construction; 27,000 school renewal projects (including replacing leaky roofs, drafty windows and old boilers); and 23 major expansion projects at colleges and universities. Full-time enrolment in Ontario’s postsecondary system has grown by over 160,000 since 2003 — more than in any decade in the province’s history. To ensure a strong education system now and into the future, the Province is continuing to make important investments in education and postsecondary infrastructure.

Over the next 10 years, the Province plans to provide more than $11 billion in capital grants to school boards to continue building better places to learn and support consolidations of elementary and secondary schools. Capital investments will help build new schools to address growth pressures in areas such as Milton, Brampton, Barrhaven and Ancaster. These infrastructure investments will align with demographic trends and help meet the needs of changing communities.

TABLE 1.3 Examples of School Projects Built or Underway
CS Viamonde ÉÉP/ÉSP Ronald-Marion – Pickering (JK–12)
Ontario built a new elementary and secondary school in Pickering that added a total of 676 pupil places for more students to better serve French-language rights-holders, and introduced full-day kindergarten to the community.

CS Viamonde ÉÉP Laure-Rièse – Scarborough	Ontario built a new elementary school in Scarborough that added 334 new elementary pupil places for more students and allowed the retirement of an inadequate facility.
CSDC Centre-Sud ÉÉC Saint-Michel – Scarborough
Ontario built a new elementary school in Scarborough that added a total of 201 pupil places for more students to better serve French-language rights-holders and introduced full-day kindergarten to the community.

Peel DSB Dundas Fairview
Ontario is building a new elementary school in Mississauga that will add 615 new elementary pupil places for more students to  accommodate local growth and introduce full-day kindergarten to the community.

Peel DSB Fletcher’s Meadow
Ontario is building a new elementary school in Brampton that will add 800 new elementary pupil places for more students to accommodate local growth and introduce full-day kindergarten to the community.

Halton DSB Dr. Frank J Hayden Secondary School	Ontario is building a new school in Halton that will add 1,194 new secondary pupil places for more students to accommodate local growth.
London Catholic DSB Saint Andre Bessette Catholic Secondary School	Ontario has built a new secondary school in London that accommodates 1,008 pupil places.
Rainbow DSB MacLeod PS	Ontario has built a new elementary school in Sudbury that opened in March 2014. The new school accommodates 600 elementary pupil places.
CÉC du Centre-Est ÉÉC Sainte-Kateri – Barrhaven	Ontario built a new elementary school in Barrhaven that added a total of 388 pupil places for more students to accommodate growth, and introduced full-day kindergarten to the community.
Ottawa Carleton DSB South March Elementary	Ontario is making a new addition to South March PS in Kanata that will add 285 new elementary pupil places for more students, address overcrowding and introduce full-day kindergarten to the community.

Renewing Elementary and Secondary Education Infrastructure

Over the next 10 years, the Province will provide over $4.2 billion to help address school repair needs. Funding will target critical needs in the sector and improve school conditions, support a safe and healthy learning environment for students and modernize classrooms, as well as help school boards reduce operating costs associated with aging infrastructure.

Better Matching of Schools to Community Needs

To achieve long-term sustainability in school board funding, the Province has been working closely with education partners on the School Board Efficiencies and Modernization Strategy. School boards are already looking at ways to drive operating efficiencies in the system and achieve savings.

Across the province, over 600 schools are operating at below 50 per cent capacity. To better utilize existing school infrastructure and reduce excess capacity in the system, Ontario has announced $750 million over four years in new capital funding to support school consolidations. This funding would support consolidations through retrofits, additions to existing schools, or the construction of new facilities. The Province will give priority to projects where there is collaboration between two or more school boards on new capital projects. These investments are expected to help school boards transition to a more modern and efficient operating landscape. By becoming more efficient and reducing surplus space in the system, school boards can focus limited resources in the classroom.

Despite overall declining enrolment in the elementary and secondary sector, some communities are experiencing rapid growth. More than 1,000 schools are operating over capacity.

By 2025, schools will better match enrolment and growth trends, with fewer schools that are drastically under capacity and more collaboration between boards for joint use of space. The importance of schools to small, more isolated communities will continue to be recognized through this process.

Increasing Access to Postsecondary Institutions

Ontario will continue to expand its postsecondary education infrastructure in areas where student demand is strong and where there are gaps in access. This will support the Province’s growing knowledge-based economy.

To ensure that more students have access to high-quality learning, closer to home, the Province is working to build new or expanded campuses in communities across Ontario. In March 2014, the Province launched a call for proposals as the first step in a formal, transparent and competitive process to evaluate decisions about future expansions. Once completed, new campuses, or major expansions at existing campuses, will provide new opportunities for students to access high-quality postsecondary education in currently underserved communities. These locations will create additional spaces to help Ontario achieve its goal of a 70 per cent attainment rate.

Over the next 10 years, the Province is also providing additional funding of almost $500 million to address critical maintenance repairs in the postsecondary sector. These investments will fund critical repairs and upgrades to existing buildings. Maintaining college and university facilities is essential to promoting safe and effective learning environments for postsecondary students.

TABLE 1.4 Expansion Projects at Postsecondary Institutions Built, Underway or in Planning
Carleton University’s MacOdrum Library Extension in Ottawa
Ontario helped to support the expansion and renovation of the MacOdrum Library at Carleton University, which opened in December 2013. The library expansion will help promote Ontario as a leader in research and innovation, giving researchers across the country the opportunity to access, collect and share information.

Centennial College’s Aerospace Campus at Downsview
Ontario is supporting the relocation of Centennial College’s aerospace training programs to Downsview Park, providing opportunities for future expansion in the aerospace industry, including by Bombardier, and helping to create the next generation of manufacturing in the province.

Lakehead University's New Faculty of Law in Thunder Bay
Ontario supported the construction of Lakehead University’s new Faculty of Law, Northern Ontario’s first law school, which welcomed its inaugural class in September 2013. The Faculty of Law focuses on issues such as access to justice in northern and rural communities as well as Aboriginal and natural resource law.

Laurentian University’s New School of Architecture in Sudbury
Ontario is investing in Laurentian University’s new School of Architecture. The new bilingual school will help northern architecture students study closer to their families and the communities where they grew up. The first phase of the new School of Architecture was completed in 2013.

Niagara College’s Industry Innovation Centre
Ontario is supporting a permanent Industry Innovation Centre at Niagara College. The state-of-the-art facility will allow Ontario-based manufacturers to access business services, equipment, research and expertise provided by the faculty and students at Niagara College.

Sault College’s Student Health and Wellness Centre
This new Centre, which opened in the fall of 2013, will play an important role in helping to provide Northern Ontario with well-trained health professionals. The new Health and Wellness Centre will feature modern labs and health facilities and will be used to deliver specialized health programs to a growing number of students.

Seneca College’s King Campus Expansion
Ontario is helping Seneca College build new classrooms, state-of-the-art learning labs and study spaces for students at their King Campus. More classrooms and labs will allow new courses to be offered at the King Campus to better serve the growing needs of York Region families.

Supporting Development in Northern Ontario’s Ring of Fire

Ontario’s northwestern region is expected to experience significant growth in mineral exploration and mining development over the coming decades. The region’s Ring of Fire area — rich with chromite, nickel, gold and other deposits —will create enormous business and growth opportunities for the province’s mining and supporting industries.

The Province continues to take concrete steps towards the development of the Ring of Fire in a smart, sustainable and collaborative way.

The Province and nine Matawa-member First Nation communities recently signed a regional framework agreement — a first step in a historic, community-based negotiation process that ensures Ontario and impacted First Nations can work together to advance Ring of Fire opportunities.

Ontario is establishing a multi-stakeholder development corporation to accelerate infrastructure development and provide a business structure for decision-making. The development corporation will be responsible for constructing, financing, operating and maintaining infrastructure that will open access to the Ring of Fire. A facilitator is working with private and public partners, including key mining companies, First Nations and the federal government, creating guiding principles for the development corporation, and will seek consensus on the corporation’s next steps.

The Province is willing to commit up to $1 billion towards infrastructure development, contingent on matching investment by the federal government. This would ensure that the necessary infrastructure investments, estimated to be over $2 billion, would proceed.

Significant output will be produced from Ontario’s Ring of Fire, which would have a great economic impact on the entire country, creating thousands of direct and indirect jobs and providing more opportunities for Aboriginal communities. As the federal government has supported the oil sands in Alberta and offshore oil in Newfoundland and Labrador, it must not pass over development of the Ring of Fire — an economic opportunity of national importance.

See Chapter III: Federal Underfunding of Ontarians for more information.

Maximizing the Value of Public Infrastructure in Ontario

Revitalizing Assets

The Province is revitalizing assets to support Ontario’s economic growth and social well-being, including healthy and vibrant communities.

Lakeview Redevelopment

The Province and the City of Mississauga are focused on realizing the potential of the Lakeview lands in southeastern Mississauga. As a first step, a memorandum of understanding was signed in 2011 between the City, the Province and Ontario Power Generation that committed to working together on a shared vision for the future of the Lakeview lands. Moving forward, these partners will continue to work with local residents to plan and design their future community with a balanced mix of commercial, residential and recreational development. The City expects the master plan for the area to be finished by the summer of 2014. Acting today to build Lakeview’s future will help realize the full potential of an important asset for Ontario.

Ottawa River Action Plan

Ontario will continue to improve local infrastructure to enrich communities and regions while supporting jobs. For example, the Ottawa River Action Plan is a core infrastructure project that would promote healthy lifestyles and environmental sustainability, and create jobs for the City of Ottawa and region.

Ontario Place Revitalization

The Province is committed to transforming Ontario Place into a year-round, multi-use waterfront destination that attracts Ontarians and visitors alike. As a first step, the Province announced the development of the Urban Park and Waterfront trail. Work on the park and trail is underway and is expected to be complete and open to the public in 2015.

Leveraging Private-Sector Expertise

Ontario is recognized as a global leader in public-private partnerships. The Province uses Alternative Financing and Procurement (AFP), a made-in-Ontario, public-private partnership model, to consistently deliver valuable public infrastructure on time and on budget.

The Province continues to support better public services by modernizing public infrastructure and real estate assets. Infrastructure and real estate projects are resulting in economic benefits for Ontario, growth opportunities for Ontario companies, and employment opportunities for Ontarians.

▪
Through Infrastructure Ontario (IO), the Province is delivering over 80 AFP projects valued at about $35 billion in capital costs. Projects under construction or completed have an estimated $3 billion in value-for-money savings.

▪	A recent review of 30 completed projects found that 29 were completed at or below budget, and 28 were completed on, ahead of, or within three months of schedule.

Examples of Award-Winning Alternative Financing and Procurement (AFP) Projects

The AFP model is delivering value for Ontarians by maintaining project budgets and schedules while delivering award-winning designs. Examples include:

Bridgepoint Hospital

● Bridgepoint Hospital and Infrastructure Ontario partnered with Plenary Health to design, build, finance and maintain the new facility for 30 years after completion. It contains a complex of different buildings including the old Don Jail, which is used for offices. The centre won Canadian Architect magazine’s Award of Excellence in 2008.

Durham Region Courthouse

● The first provincial consolidated courthouse project delivered by IO was awarded a Royal Architectural Institute of Canada Award of Excellence in 2011.

2015 Pan/Parapan American Athletes’ Village

● The Athletes’ Village is the largest infrastructure project associated with the 2015 Pan/Parapan American Games. The village is expected to house 10,000 athletes, coaches and team officials for the duration of the Games. After the Games, the village will become a mixed-use neighbourhood with affordable housing, new condominiums, a YMCA and a residence for George Brown College students. This project won Canadian Architect magazine’s Award of Excellence in 2012.

● The Games and Games-related investments will create more than 26,000 new jobs.

Moving forward, the Province will use the AFP model to expand the Milton District Hospital and address the care needs of one of Ontario’s fastest growing communities. The expansion project will focus on increasing the most in-demand services and facilities at the hospital, including emergency, surgical, critical care, maternal newborn, diagnostic imaging and support services, as well as medical/surgical inpatient units.

In addition, the Province is proceeding with a new courthouse in the Toronto area using the AFP model. The new facility will address capacity pressures in aging facilities and consolidate Ontario Court of Justice operations from five different locations into one centralized site, realizing savings of more than $700 million over 30 years by moving out of third-party leased spaces. The new courthouse will enable more effective, innovative and responsive delivery of justice services and increase access to social justice programs in the city.

“It’s not every day that clear solutions are found to fund infrastructure projects.
Public-private partnerships provide a win-win solution for solving our infrastructure deficit and provide immediate and sustainable economic growth.”

Joseph Mancinelli, Labourers’ International Union of North America, Vice President and Regional Manager for Central & Eastern Canada, November 7, 2013.

Modernizing Energy Infrastructure

Supporting Investments in Clean Energy

By 2003, years of underinvestment in generation and transmission had left Ontario with an aging energy infrastructure, a supply shortage and a system that relied on expensive imports. The province relied on dirty coal-fired power, a privatization scheme in the sector had failed and, worst of all, Ontario residents and businesses could never be sure if the lights would come on when they flipped the switch. Furthermore, between April 1, 1999, and March 31, 2004, the Ontario Electricity Financial Corporation’s unfunded liability (or “stranded debt of the electricity sector”) increased by about $1 billion.

Over the last decade, the government has turned the system around. More than $21 billion has been invested in cleaner generation and over $11 billion has been invested in transmission and distribution infrastructure by Hydro One alone. Ontario’s elimination of coal-fired electricity generation is the single largest greenhouse-gas reduction measure implemented in North America to date, and Ontario is now a North American leader in renewable energy and a world leader in energy technology, innovation and smart grid solutions. Even with all these investments in infrastructure and clean energy, the stranded debt is estimated to have been reduced cumulatively by about $10.5 billion between March 31, 2004, and March 31, 2014, based on interim results — which would be the tenth consecutive year of stranded debt reduction.

Nuclear Refurbishment: Delivering Value for Ontario Ratepayers

Ontario’s updated Long-Term Energy Plan (LTEP) has tasked the province’s two nuclear operators — Bruce Power and Ontario Power Generation (OPG) — to find savings for ratepayers through economies of scale in both refurbishment and operations. Ontario also remains committed to ensuring the province’s nuclear facilities remain publicly owned, while finding greater operational efficiencies and synergies between both organizations.

Highlights

☑
Establishing a new 10-year, $2.5 billion Jobs and Prosperity Fund that will improve Ontario’s ability to attract significant business investments, strengthen Ontario’s strategic sectors and support the province’s future economic growth.

☑	Committing $40 million annually to a food processing stream under the new Jobs and Prosperity Fund.
☑	Maintaining a competitive business tax system, an integral part of the Province’s new 10-year economic plan to strengthen Ontario’s ability to grow and prosper.
☑	Expanding the Industrial Conservation Initiative and introducing a new stream of the Industrial Electricity Incentive program to help large businesses with their electricity costs.
☑	Ensuring, through Ontario’s five-point business energy savings plan, that small businesses have the tools they need to understand their bill, conserve energy, manage costs and save money.
☑	Eliminating and reducing red tape to help businesses save millions of hours in time and $100 million in costs by 2016–17.
☑	Expanding the reach of Ontario’s exports to fast-growing emerging markets, to help many small and medium-sized businesses grow and create jobs.
☑	Continuing to support world-leading research through the Ontario Research Fund with $250 million over the next three years for leading-edge research infrastructure.
☑	Providing financing to early-stage life sciences firms at a critical stage of their development, through a proposed Life Sciences Seed Venture Capital Fund.
☑	Investing $25 million over five years in the Institute for Quantum Computing to support research and commercialization in this dynamic area.
☑	Providing $5 million over 10 years to establish the Trillium Advanced Manufacturing Network to transform research results for manufacturers into concrete actions.

Section C:	Creating a Dynamic and Innovative Business Climate

Ontario has built a strong reputation as a hub for global business. The province ranked third in North America for foreign direct investment (FDI), after New York and California, and has been ranked as Canada’s most competitive province and one of the best places for investment and business development. Ontario continues to focus on creating a dynamic and innovative business climate while improving productivity.

As discussed in Ontario’s Long-Term Report on the Economy, productivity is a key driver of an economy’s prosperity and living standards. A key challenge for Ontario, and countries around the world, will be raising productivity growth in the future.

That is why Ontario’s bold new plan is focused on leveraging business investment, fostering a culture of innovation and entrepreneurship, and creating high-quality jobs. Recent initiatives include:

▪	Improving the competitiveness of the tax system to increase business investment;
▪	Supporting communities in all regions of the province to help them grow and create jobs;
▪	Investing in Ontario’s dynamic and innovative sectors;
▪	Providing programs to help businesses manage electricity costs;
▪	Fostering a culture of innovation and entrepreneurship;
▪	Supporting small businesses and entrepreneurship;
▪	Modernizing regulation to enhance business productivity; and
▪	Going global — expanding Ontario’s trade strategy to increase exports in emerging markets to become a leader in productivity.

Ontario’s new 10-year plan for the economy and its investments today will ensure the Province remains one of the most attractive places to do business. The government will continue to compete for sector investments that create well-paying jobs here at home and lead the way in FDI and private-sector productivity. By fostering a culture of innovation and entrepreneurship while building partnerships abroad, Ontario businesses will thrive in the international market for years to come. The government has a long-term plan that will make Ontario one of the most competitive places in the world.

Maintaining a Competitive Tax System

Ontario’s tax system is highly competitive internationally. Since 2009, the marginal effective tax rate on new business investment in Ontario has been cut in half, making Ontario significantly more attractive for business investment. Increased investment improves productivity and the competitiveness of Ontario businesses in export markets, leading to more well-paying jobs.

Recent Measures Ontario Has Taken to Support a More Competitive Tax System

●    Sales tax and corporate tax cuts totalling more than $9 billion per year:

    ●  The Harmonized Sales Tax (HST) will remove $4.7 billion per year in embedded sales taxes paid by businesses when fully implemented;

    ●  Corporate Income Tax cuts deliver $2.3 billion of tax relief per year; and

    ●  Elimination of the Capital Tax provides $2.1 billion of tax relief per year.

●  Implementation of significant cuts to high Business Education Tax rates has resulted in savings of over $200 million per year for Ontario businesses.

●  The 50 per cent accelerated depreciation rate for manufacturing and processing machinery and equipment was extended to 2015, providing a benefit of $265 million over three years.

●  Harmonization with the federal Corporate Income Tax and Goods and Services Tax has reduced business compliance costs by more than $635 million per year.

A New $2.5 Billion Jobs and Prosperity Fund

In addition to maintaining an internationally competitive tax system, the Province is creating a new 10-year, $2.5 billion Jobs and Prosperity Fund that will improve Ontario’s ability to attract significant business investments and support the province’s future economic growth.

The new fund will secure business investments that focus on job-creating innovation, productivity and going global, as recommended by the Jobs and Prosperity Council, and will invest in Ontario’s key sectors.

Firms look to invest in Ontario because of its well-established advantages, which include competitive taxes, a highly skilled labour force, and world-class infrastructure. Even with these business-friendly conditions, however, the province must compete globally with other jurisdictions to attract strategic investments. These competing jurisdictions increasingly offer a wide array of incentives to attract businesses, such as grants, tax breaks, energy subsidies and capital investments. With the new fund, the Province will have the flexibility to offer strategic incentives where necessary to secure key anchor investments in Ontario’s interest, help support growth, and create well-paid jobs at home.

Investing in Ontario’s Dynamic and Innovative Sectors

A diverse economy with many mature and emerging industries is one of Ontario’s great strengths. The Province will capitalize on its competitive advantages by supporting its key sectors.

“We’re approached, and visited, every day by governors, presidents, and country leaders who would like Cisco to bring the kind of knowledge-based jobs that we are bringing to Ontario. We look at these investments, and opportunities to partner, through a filter —do we see a supportive government, rich capabilities in the university system, a competitive tax rate, a predictable business climate, a stable employment base. We get all of that in Ontario, which is exactly why we chose Ontario over all the other places.”

  Rob Lloyd, President, Development and Sales, Cisco.

Promoting Ontario’s Manufacturing Sector

Ontario’s Auto Sector

Ontario continues to be a leading North American auto-manufacturing jurisdiction. In 2013, the province’s almost 2.4 million units of production accounted for approximately 15 per cent of all light vehicles (i.e., cars and light trucks) produced on this continent.

The auto sector contributes significantly to Ontario’s economy, and played a key role in the recovery from the recent recession. Ontario’s motor vehicle assembly and parts sector accounted for about 2.5 per cent of Ontario nominal gross domestic product (GDP) in 2012. The auto sector is also a major employer, accounting for almost 97,000 direct jobs in 2013.

The auto-manufacturing supply chains are an integral part of the auto industry and help support hundreds of thousands of jobs in communities across the province. These supply chains include innovative parts firms, a sophisticated tooling industry, as well as steel, chemicals and plastics manufacturing firms. Ontario’s established supply base contributes to its success and attractiveness as an auto manufacturing jurisdiction.

Ontario Is a Strong Partner to Competitive Companies

● Toyota Motor Manufacturing Canada: Supporting 7,300 jobs through investment in the Cambridge plant, helping secure assembly of advanced vehicles like the Lexus RX 450h hybrid sport utility vehicle, and investment in the Woodstock plant to expand capacity.

● Ford Motor Company: Supporting 2,800 jobs through investment in the upgrading of the Oakville assembly plant to introduce global processes and increase R&D activity.

Advanced Manufacturing in Ontario

Ontario is Canada’s manufacturing heartland, accounting for 45 per cent of national manufacturing employment and 46 per cent of output. The manufacturing sector faced significant challenges over the past decade, including an overvalued Canadian dollar, weak demand from U.S. customers, and increasing competition from emerging markets.

Ontario’s productive and skilled workers and entrepreneurs are especially well placed to take advantage of the opportunities that new technologies will offer. One of the hallmarks of a jurisdiction’s potential to succeed will be its ability to identify and embrace technological changes and create opportunities to grow.

In order to help ensure that Ontario becomes a global leader in advanced manufacturing, the Province will provide $5 million over 10 years to establish the Trillium Advanced Manufacturing Network to support the growth of the manufacturing sector. The Network will be located at Western University’s Ivey Business School in London.

The Trillium Advanced Manufacturing Network will build a coalition of business, labour and government leaders, and deliver results to improve the success of the sector. It will collect cutting-edge research from around the world and share best practices throughout the sector.

Ontario is supporting partnerships between postsecondary institutions and industry to help ensure hands-on learning and training are available to students, and result in real, concrete benefits for industry.

Centennial College
The Potential	The Plan for Tomorrow’s Economy	The Result
The global aerospace sector is poised for substantial growth over the next 20 years. The Province wants to help ensure Ontario’s aerospace sector is ready to compete.	Ontario is supporting Centennial College as it partners with the private sector to train the next generation of aerospace workers.
A partnership between Bombardier and Centennial will help build capacity in Ontario’s aerospace sector, providing the entire supply chain with both new and experienced graduates and skills updating programs.

Niagara College
The Challenge	The Plan for Tomorrow’s Economy	The Result
Many small and medium-sized manufacturers in Ontario do not have the in-house capacity to perform research and development or solve operational problems.
Ontario is investing in a permanent, state-of-the-art Industry Innovation
Centre in the Niagara region that will allow Ontario-based manufacturers to access business services, such as 3D printing provided by the faculty and students at Niagara College.

These services will help Ontario manufacturers increase their productivity, reshore product development, reduce production costs, and minimize production time, helping to create the next generation of manufacturing in
the province.

Supporting Ontario’s Food and Beverage Processing Sector

Ontario’s agri-food sector is thriving. It contributes approximately $34 billion to the province’s economy and supports more than 740,000 jobs across Ontario. The province is also home to 3,000 food and beverage processing businesses. The food processing sector, supported by Ontario’s diverse and productive agriculture sector, is a crucial part of Ontario’s advanced manufacturing sector — and one of Ontario’s top two manufacturing employers.

The Premier has challenged the broader agri-food sector to double its annual growth rate and create 120,000 new jobs by 2020. To complement existing programming, Ontario will help the sector meet this goal by committing $40 million annually to an agri-food and agri-products processing investment category under the Jobs and Prosperity Fund. This dedicated food-processing stream will help support Ontario’s farmers, attract new investments, create new jobs, enhance sector productivity and competitiveness, and expand the industry’s market reach both at home and abroad.

Over the next 10 years there will be an increased global demand for food products. With these investments, Ontario will be well positioned to take advantage of the demand.

Ontario is helping St. Albert Cheese Co-operative, which was established in 1894, build a new state-of-the-art cheese manufacturing operation that will support 110 local jobs and strengthen the economy. Their former factory was lost to a fire in 2013.

A provincial investment of $1 million will help the co-operative purchase equipment and establish a computerized production line for their new facility. The new operation will process 50 million litres of local milk a year, create 10 new jobs and support the more than 100 jobs that were displaced as a result of the fire. At 76,000 square feet, the building will be 30 per cent larger and will feature a manufacturing plant, an observation deck for visitors, a retail store and a restaurant. Production on the new line will start in the summer of 2014.

Ontario is supporting leading baked-goods producer Fiera Foods’ $34 million investment to increase production and enable the company to expand into new domestic and international markets. The Province’s $1.5 million investment will help retain 1,000 existing jobs and create 52 new jobs.

“Fiera Foods was started more than 25 years ago. My partner, Alex Garber, COO, and I established a culture at Fiera that focuses on innovation, quality and excellence, which set us on a path to achieve the success we’ve experienced to date. The Ontario government’s support enhances our ability to continue to grow and reach new markets both here at home and around the world.”

Boris Serebryany, CEO and President, Fiera Foods Company.

Growing Ontario’s Life Sciences Sector

Since 2003, the Province has invested almost $49 million in the life sciences industries. Ontario is now one of the premier centres for life sciences in North America and is recognized internationally for its leadership in developing world-class research. It is home to many innovative life sciences companies and top-ranked biomedical researchers. Ontario’s support programs help accelerate the development of innovative therapeutics, diagnostics, medical devices, health information technology platforms, research tools, and enabling technologies.

The next phase of advancing and leveraging innovation in Ontario involves achieving greater success in commercialization, which drives health technology sector growth and economic competitiveness that support job creation in the province.

In November 2013, the government announced the creation of the Ontario Health Innovation Council (OHIC), bringing together experts from the health care, home care, medical device, non-profit, mental health, research, academic and business sectors to identify opportunities to bring new health care products to market.

The government is committed to work with all partners in this sector to accelerate the adoption of new health technologies and innovations that demonstrate value through the development of initiatives including:

▪	Implementing a framework for strategic, value-based procurement;
▪	Clearly articulating Ontario health system priorities to buyers and sellers of health technologies;
▪	Defining requirements for assessing the value of potential innovations;
▪	Creating structured pathways for the adoption of proven innovations; and
▪	Exploring transformative solutions offered by health technology innovations (e.g., mobile health, remote monitoring).

To support increased acquisition of innovative health products, the government has developed an Innovation Procurement Framework, providing $20 million over the next four years. The funding will identify barriers to innovation and provide guidance on early market engagement and innovation procurement models to further accelerate life sciences and health care technology.

The OHIC will be continuing its work to encourage proven innovations that will contribute to a more productive and sustainable health care system, and better health outcomes for Ontario patients.

Due to the time needed for product development and regulatory approvals, the Province is supporting early-stage life sciences firms through a new Life Sciences Seed Venture Capital Fund. The proposed fund, of up to $30 million, would be a partnership involving the Province, the private sector and hospital foundations. It would invest in Ontario-based life sciences companies that need financing at the critical early stages of their development, helping to bolster Ontario’s position as a life sciences leader in North America.

Boosting Ontario’s Information and Communications Technology Sector

Ontario’s information and communications technology (ICT) sector ranks as the second largest in North America after California based on the number of companies. It is also a critical source of both products and services as firms throughout the economy increase investment in technology and raise productivity and innovation.

Ontario’s ICT sector is led by three clusters — Toronto, Ottawa and Kitchener-Waterloo — with a growing cluster in London. They form a corridor that accounted for over 80 per cent of the sector’s employment in 2013 and has strong concentrations of research and development (R&D) activity and venture capital investment.

Over the next 10 years, the government will continue to support the sector’s continued growth, including partnering with high value-added producers.

Cisco Systems, Inc.
Today	The Plan for Tomorrow’s Economy	The Result
Cisco sells internet-based routing and networking products and services. Ontario is home to Cisco’s Canadian subsidiary, conducting R&D, sales and marketing.	$4 billion investment to make Ontario one of its global R&D centres, including developing technology used in mobile computing and video technology.	Creating up to 5,000 jobs over the next decade, mainly in Ottawa and Toronto.

Communitech
Today	The Plan for Tomorrow’s Economy	The Result
Communitech is the Waterloo Region’s hub for the commercialization of innovative technologies.
The Communitech Hub created a significant public-private partnership, engaging hundreds of companies, the local community, and the federal government.

In 2013, the Province announced a renewed commitment of $15 million over three years.
Leveraged more than $25 million from the federal government and over $125 million from the private sector, and will create approximately 7,000 new jobs.

“Communitech is proud to be a partner in the Ontario Innovation Agenda. This additional support will help us to expand programming at the Communitech Hub to meet the significant demand for startup assistance and support Ontario firms as they scale. We’re thrilled with the support from the Province — it’s a testament to the strength of the Waterloo Region technology cluster.”

Iain Klugman, CEO, Communitech.

An Expanding Information and Communications Technology Sector
IBM	Ericsson	Christie Digital
IBM is expanding its high-performance computing infrastructure, partnering with governments and universities to form the IBM
Canada Research and Development Centre in Toronto. It is creating 145 new R&D jobs and an additional 100 jobs related to the design and building of a new data centre in Barrie.
A Swedish-based multinational corporation recently opened a new research and development lab in Ottawa with provincial support, creating and retaining 140 jobs.
A Kitchener-based digital projection and display systems company recently invested close to $140 million to further modernize its plant and develop new technologies, with support from the Ontario government, creating and retaining 100 jobs.

Promoting Ontario’s Entertainment and Creative Cluster

The entertainment and creative cluster is an important component of Ontario’s economy. Knowledge-intensive and creative industries support a higher quality of life and good jobs, making Ontario an attractive place to live, work and visit.

Ontario companies engaged in film and television production, interactive digital media, music, and book and magazine publishing contribute to a vibrant entertainment and creative cluster.

Ontario is one of the top film and television production centres in North America, and Ontario’s music industry is number one in Canada. The government successfully launched the three-year, $45 million Ontario Music Fund in 2013. This will allow the sector to drive innovation, while seizing opportunities in both the domestic and international markets, drive employment, create and enhance a music ecosystem for Ontario artists, and increase tourism in the province. One of the highlights of this year’s support for the industry was the investment to bring the JUNO Awards back to Ontario in 2015.

Ontario’s creative industries are a pillar of this province’s new economy and one of its best job creators — especially for young people. The government will continue to work in partnership with the entertainment and creative industries to showcase Ontario’s talent and expertise.

Culture, Tourism and Events
Ontario’s unique local festivals and events celebrate the province’s diversity, heritage and culture, and make it a more attractive place to visit. Supporting festivals and events across the province is part of Ontario’s efforts to build a strong economy and vibrant communities, drawing tourists and creating over 22,000 jobs in Ontario every year.

2015 Pan/Parapan American Games
In the summer of 2015, Ontario will host the Pan/Parapan American Games, the largest sporting event in Ontario history. It will be an opportunity to showcase Ontario to an international audience that will include more than 250,000 visitors.

Ontario Music Fund
The three-year, $45 million Ontario Music Fund announced in the 2013 Budget allows the sector to drive innovation and employment, while seizing opportunities in both the domestic and international markets.

JUNO Awards	The government is investing to bring the JUNO Awards back to Ontario in 2015, a year when the global spotlight will shine on the province as it hosts the Pan/Parapan American Games.
Toronto International Film Festival
The Toronto International Film Festival has become North America’s largest film festival, and one of the top three in the world. The Province’s support of the signature fall festival helps focus the global spotlight on Ontario, promote cinema, stimulate growth in related industries, and attract thousands of tourists to the province.

Ontario Place
In June 2013, the government announced the development of the Urban Park and Waterfront Trail on the Ontario Place site, including linking the park to the existing waterfront trail system. Work on the park and trail is underway and is expected to be complete and open to the public in 2015.

Celebrate Ontario
The province’s Celebrate Ontario program helps over 200 festivals and events, such as the Taste of Toronto, the Stratford Festival and the Ottawa Bluesfest, enhance their programs, activities and services every year. Starting in 2014–15, the government will provide $2 million per year to support international amateur sports events.

Tourism Development Fund
The Tourism Development Fund encourages strategic new investments in the tourism industry by building the capacity and sustainability of tourism businesses, associations and regions. The government will provide $1 million per year to help the tourism industry develop innovative tourism products and attract private-sector investment to Ontario.

Ontario Libraries Capacity Fund
Recognizing the key role that public libraries play in delivering and supporting important community programs, the government will provide an additional $10 million over the next three years to help achieve IT improvements across the public library sector, improve service delivery, and encourage more research and innovation.

400th Anniversary of French Presence
In 2015, Ontario will commemorate Samuel de Champlain’s passage through the province and celebrate the 400th anniversary of French presence in Ontario. This celebration will bring together people from around the world to focus on the important cultural, social and economic contributions that Franco-Ontarians have made to the province.

Strengthening Ontario’s Financial and Business Services Sector

Promoting the Financial Services Cluster

Financial and business services will continue to be one of the most dynamic sectors of the Ontario economy and a major growth and prosperity driver over the next 10 years.

▪	Financial services sector employment in Ontario grew strongly in 2013 by over three per cent. Over the past 10 years, it grew more than twice as fast as overall employment in Ontario.

▪
Employment in business services, including professional services such as architecture, engineering and administrative services, grew by over four per cent in 2013, and also grew more than twice as fast as the overall economy over the past 10 years.

Toronto is the financial capital of Canada and a global financial centre — home to many leading banks, securities dealers, insurers and pension funds. As a global financial centre, Toronto ranks as one of the best in the world — number nine on The Banker magazine’s ranking and fourteenth on the U.K.-based Global Financial Centres Index.

The Ontario financial services sector will also continue to be one of the most stable, efficient and well regulated in the world. Canada’s major banks have been ranked as the soundest in the world over the last six years, and Ontario will maintain its strong global reputation for well-run financial markets and effective risk management.

The government is continuing to work with the financial services sector, the Toronto Financial Services Alliance and other orders of government to implement a financial services sector growth and competitiveness strategy.

Establishing a Cooperative Capital Markets Regulator

A strong cooperative securities regulatory framework would enhance Canada’s reputation and competitiveness in global capital markets, which in turn would underpin stronger economic growth and more ready access to capital.

In September 2013, the Ontario, British Columbia and federal governments signed an agreement in principle to establish a Cooperative Capital Markets Regulatory System (CCMR) featuring a common regulator that would administer a single set of securities regulations.

Ontario is working actively with British Columbia and the federal government to meet the agreed timelines for this initiative, under which the CCMR would become operational by July 1, 2015.

The CCMR would also offer real benefits to investors and to companies raising capital, as well as to the investment industry and other market participants by better protecting investors, strengthening capital markets enforcement, and promoting safe, secure capital markets that attract investment.

Ontario, British Columbia and the federal government continue to invite other provinces and territories to participate in the CCMR.

Fostering Safe and Competitive Capital Markets

As the financial system becomes more complex and more interconnected, sound securities regulation and strong enforcement are becoming increasingly important to enhance competitiveness. The Ontario Securities Commission (OSC) is devoting increased attention and resources to strengthening enforcement and investor protection. For example, in 2013, the OSC concluded proceedings against a total of 170 individuals and companies, up from 100 individuals and companies in 2012.

The government plans to propose changes to update securities laws and related legislation. Proposed legislative amendments would include:

▪	Changes to the Securities Act that would:
▪	Update disclosure requirements for exchange-traded funds;
▪	Suspend running of relevant secondary-market civil liability limitation period while investors seek leave to proceed with their claim;
▪	Expand scope of insider-trading and self-dealing provisions in relation to investment funds; and
▪	Broaden definition of “market participant.”
▪	Changes to the Securities Act and the Commodity Futures Act that would:
▪	Increase scope of OSC compliance and continuous disclosure reviews;
▪	Facilitate extension of freeze orders; and
▪	Broaden OSC’s ability to preserve assets in an enforcement context.

These changes would help modernize and strengthen Ontario’s securities regulatory framework, enhance the competitiveness of Ontario’s capital markets and facilitate increased investment.

Modern Insurance Regulation

Recipients of long-term disability payments have seen their payments reduced or eliminated when their corporate employer faced fiscal challenges and the fund was not insured. The Province proposes to protect such future recipients by amending the Insurance Act to require that long-term disability benefits are insured.

Financial Services Regulation

The Province is actively engaged in its long-term commitment to continuously update and adapt Ontario’s financial services regulation to maintain a strong regulatory framework that protects consumers. This is achieved through periodic (e.g., five-year) reviews of legislation and regulations. As well, proactive regulatory improvements are initiated often to address technological advances and practices, national and international trends, and an evolving marketplace.

Credit Unions

Credit unions and caisses populaires play an important role in Ontario’s economy. They have over 1.5 million members and, at the end of 2013, had provided $33.4 billion in loans to households and businesses throughout the province. A modern regulatory framework that enables the credit union system to flourish and protect members is essential.

A review of the Credit Unions and Caisses Populaires Act, 1994, will be launched in the fall. This will provide an opportunity to update the legislation and regulations so credit unions can continue to meet the needs of their members and the economy into the future.

Online Promotion of Insurance

In recent years, credit unions and other deposit-taking institutions have been providing an increasing array of online services to their customers. Many services that used to be exclusively accessed in a credit union’s “bricks and mortar” branches are now being accessed by consumers online. It is important to ensure that Ontario’s policies regarding the online insurance activities of credit unions keep consumers’ best interests in mind.

To this end, in late 2013, the Province initiated an examination of insurance-product promotion on credit union websites. In addition to seeking the views of the insurance and credit union sectors, recent federal government action affecting federally incorporated financial institutions was also considered. As a result, the Province is proposing to prohibit credit unions from online promotion of insurance products such as home and auto insurance, which they are not permitted to promote in their branches.

Developing Ontario’s Resource Industries

A Diverse and Dynamic Mining Sector in Ontario’s North

Ontario remains Canada’s leading jurisdiction for the exploration and production of minerals and a major player around the world. The province also holds a strong position as the global centre for mining finance, with the Toronto Stock Exchange (TSX) and TSX Venture Exchange (TSXV) having more than half of the world’s listed mining companies, with a market capitalization of almost $250 billion in 2013.

The northwestern region of the province is expected to experience significant growth in mineral exploration and mining development over the coming decades. The region’s Ring of Fire area, rich with chromite, nickel, gold and other deposits, will create enormous business and growth opportunities for the local mining and supporting industries. More than 20 companies and individuals hold active mining claims in the Ring of Fire area and 265 companies are exploring 400 projects in Ontario, laying the foundation for significant future mining development and job creation. Emerging market nations will continue to support demand for Ontario’s minerals, in turn driving continuing exploration and development in northern Ontario.

By 2025, significant output will be produced from Ontario’s Ring of Fire area, making the province one of the major world producers of chromite and strengthening Ontario’s position as a world leader in nickel production.

As part of Ontario’s ongoing modernization of the Mining Act, the Province is modernizing Ontario’s claims staking system — going from paper-based to online. Ensuring a fast, efficient system is in place is good for business, affected landowners and Aboriginal communities.

Ontario, First Nations and Industry Working Together to Realize the Potential of the Ring of Fire Area

In March 2014, a historic framework agreement was signed by the Province of Ontario and the Chiefs of the nine Matawa-member First Nations to engage in a community-based regional negotiation process. The agreement commits First Nations and Ontario to work together to advance Ring of Fire opportunities, including regional long-term environmental monitoring and enhanced participation in the environmental assessment process, resource revenue sharing, economic supports, and regional and community infrastructure.

In February 2014, Deloitte LLP was brought on to help establish a development corporation that would be responsible for infrastructure in the Ring of Fire region. Deloitte LLP will act as a third-party resource for key partners, including First Nations, industry, and the provincial and federal governments.

Providing Growth Opportunities for Local Mining Industries

To support the growth of the mining industry in the Sudbury area, the Province is committing up to $26.7 million for the first phase of an expansion of Maley Drive, subject to matching federal and municipal contributions. The expansion will create a limited-access east-west route bypassing central Sudbury, taking heavy trucks carrying ore and slurry off city streets.

Ontario Northland Transportation Commission

The government is moving forward with a balanced approach to transforming the Ontario Northland Transportation Commission (ONTC) to ensure sustainable employment, continued economic growth, and a strong transportation and telecommunication network in Northern Ontario.

As recently announced, the Province has reached an agreement with Bell Aliant for the sale of Ontera, Northern Ontario’s vital, efficient and reliable telecommunications network, that will ensure continued service quality, sustained jobs, significant capital investment in Northern Ontario and the best value to taxpayers.

Through an advisory committee, the government has listened to the voices of northern municipalities, Aboriginal communities and industry stakeholders, and is committed to keep the remaining ONTC business lines (motor coach, Polar Bear Express, rail freight and refurbishment services) in public hands as these vital transportation services and infrastructure support economic growth in northern Ontario.

A sustainable organization will require operational improvements including through cost containment, restructuring and collective bargaining.

The government is also prepared to support this renewed direction with new investments to ensure the sustainability of ONTC assets, for example:

▪	Improving service and accessibility of motor coach services; and

▪
Refurbishing passenger rail coaches for use on the Polar Bear Express, which will sustain jobs and create business for the refurbishment division while ensuring vital service between Cochrane and Moosonee can be delivered more effectively and efficiently.

Helping Businesses Manage Electricity Costs

Rate Mitigation for Business

Many programs and incentives are available to support industrial consumers:

▪
The Province extended the Northern Industrial Electricity Rate (NIER) Program with $360 million over three years (2013–14 to 2015–16) to provide a rebate of two cents per kilowatt-hour to qualifying large northern industrials;

▪	The Province implemented the Industrial Conservation Initiative in 2011 that encourages large companies to conserve during peak hours, saving money for the entire electricity system;
▪	Companies have the opportunity to participate in Demand Response programs administered by the Ontario Power Authority (OPA); and
▪	Industrial companies could be eligible for a significant reduction in electricity rates through the Industrial Electricity Incentive program if they start or expand operations and create jobs.

Five-Point Business Energy Savings Plan

The government knows that local entrepreneurs are focused on growing their business. Ontario’s five-point business energy savings plan is designed with the busy small business owner in mind.

1.	Working with energy agencies, local distribution companies and the Retail Council of Canada, the government will promote the use of Roving Energy Managers.

Roving Energy Managers will be available to small businesses to provide support and assistance every step of the way on an energy-savings project — from applying for incentives to installing energy-efficiency measures.

2.	The saveONenergy for Business Conservation program will be better tailored to small businesses to ensure they can benefit from the programs that help them manage and reduce their energy bills.

3.
The saveONenergy for Business Conservation program is also being expanded to provide increased incentives to businesses. Participation will be made easier and faster for small businesses by simplifying and automating application processes.

4.
To help small businesses cover the upfront capital costs of conservation projects, the Province will work to make on-bill financing available for the sector, beginning in 2015, and allow repayment through the utility bill.

5.
To ensure conservation incentives continue to be available for small businesses, Ontario will commit to another six years of conservation programs through the new Conservation and Demand Management Framework.

Giant Tiger operates over 200 stores across Canada and employs over 7,000 employees. Through a project funded by the Ontario Power Authority (OPA) and Hydro Ottawa, an Embedded Energy Manager (EEM) was hired within Giant Tiger to find energy reduction opportunities, resulting to date in average annual electricity savings of about $7,500 per store, or about six per cent of its bill, across about 40 stores in Ontario.

Industrial Electricity Incentive

In 2012, the OPA began accepting applications for the Industrial Electricity Incentive (IEI) program under two application streams. The IEI assists with the management of electricity demand by encouraging increased industrial production through sharply discounted electricity rates for local job creators. In this way, Ontario is using the current surplus baseload generating capacity to support domestic job creation and economic growth.

Table 1.5 shows a selection of the successful IEI applicants.

TABLE 1.5 Industrial Electricity Incentive Program — Examples of Successes
Applicant Name	Sector	Estimated New Jobs
Pembroke MDF	Pulp and Paper	140
ASW Steel	Steel	45
Atlantic Packaging Products	Pulp and Paper	80
Resolute Forest Products	Pulp and Paper	78

As part of Ontario’s efforts to support a dynamic business climate, drive local economic growth and support job creation, the government will direct the OPA to run a new IEI stream to accept applications for discounted electricity rates.

The new stream will make available up to four terawatt hours of electricity per year. Program guidelines and eligibility criteria will be expanded to encourage participation from more diverse economic sectors, and contracts will be available for a longer term, with an end date of December 31, 2024.

This stream will build on the previous successful intakes, and the OPA will aim to complete the procurement process in time to award contracts by December 31, 2014.

Industrial Conservation Initiative

Ontario is committed to providing competitive industrial electricity rates while also promoting the conservation of energy, including electricity.

To support these priorities, in 2011 the Province implemented the Industrial Conservation Initiative (ICI). The ICI charges the largest consumers in the province, termed Class A consumers, a global adjustment rate based on their contribution to peak demand.

Vision Extrusions, an extrusions manufacturing company in York region employing 325 workers, could expect to save approximately $560,000, or 17 per cent, on its annual electricity costs under proposed changes to the Industrial Conservation Initiative, assuming the company reduces its electricity consumption by 15 per cent during times of highest system demand.

Consumers with an average monthly peak demand greater than five megawatts (MW) are defined as Class A consumers, and those with an average monthly peak demand of less than five MW are defined as Class B consumers.

In the updated Long-Term Energy Plan (LTEP), a large industrial consumer with a five megawatt demand and a 75 per cent capacity factor is projected to pay about $3 million less in the next five years, and about $11 million less to 2030, compared to the 2010 LTEP forecast.

The Ministry of Energy will expand the definition of Class A consumers, lowering the threshold from five MW to three MW, thereby increasing the number of Ontario businesses eligible to participate in the ICI.

This will save participants on average 15 to 20 per cent on their energy bill.

TABLE 1.6 Industrial Conservation Initiative — Potential Savings Examples
Sector	Average Monthly Peak Demand	Annual Estimated Savings	Reduction to Total Bill
Manufacturing	4.1 MW	~ $400,000	12%
Data Processing	3.2 MW	~ $900,000	23%
Notes: Values are illustrative. Actual savings will depend on multiple factors, including actual contribution to peak demand and levels of electricity consumption. Annual estimated savings rounded to the nearest $100,000.

The ICI program expansion supports both increased business competitiveness as well as the government’s conservation goals by:

▪	Enhancing the efficiency and competitiveness of a larger number of industrial firms;
▪	Helping reduce emissions by promoting energy conservation during peak demand periods;
▪	Improving the reliability of the electricity system, especially during critical peak demand periods; and
▪	Reducing the need for and costs associated with the building of new electricity power plants in the future to cope with periods of high demand.

Fostering a Culture of Innovation and Entrepreneurship

Innovation and entrepreneurship are important drivers of economic growth. Ontario is committed to supporting a business environment where small businesses, entrepreneurs and investors can strive to create the technologies and well-paid jobs of the future.

Investing in Venture Capital Funds

Access to capital is a driver of growth and innovation for entrepreneurial firms. Young firms, however, often have difficulty finding the capital they need to grow and expand. That is why the Province, with the federal government and private-sector partners, recently launched the Northleaf Venture Catalyst Fund (NVCF).

The NVCF had its first closing in January 2014 at over $217 million, and could grow to $300 million with additional private-sector commitments. To support early-stage financing, the fund will invest in high-potential firms as well as other venture capital funds. To date, the NVCF has already invested in two Ontario-based, venture capital funds.

The announcement of the NVCF builds on the continued success of the Ontario Venture Capital Fund (OVCF).

TABLE 1.7 Innovative Companies Supported by the Ontario Venture Capital Fund
	Shopify (Ottawa)	Achievers (Toronto)	BlueCat Networks (Toronto)	newterra (Brockville)
Business	A leading e-commerce platform used by retailers to sell goods and services online.	Provides a cloud-based platform to engage and recognize employees and their performance.	Provides reliable and secure internet protocol (IP) address management solutions to help organizations manage their networks and devices.	A leader in the design and manufacture of modular water treatment systems.
Achievements	Recent market valuation of $1 billion.	Named sixth-fastest growing software company in Canada in 2013.	1,500 clients worldwide.	Three-year growth rate of more than 30 per cent.

Ontario’s support for venture capital is having a positive effect. In 2013, Ontario-based companies received $675 million in venture capital investments, the fourth consecutive annual increase. Through the Province’s ongoing commitment to improving access to capital, Ontario is well positioned to be in the top five North American jurisdictions for venture capital investment by 2025.

Commercializing Leading-Edge Discoveries

Ontario’s universities, colleges and research hospitals play an important role in the development of a well-educated labour force, while also making leading-edge discoveries. Bringing these discoveries to market through Ontario’s network of innovation and commercialization centres supports entrepreneurial activity within the province, and is a key driver of long-term economic growth.

The Province will continue to support the activities of world-leading researchers through the Ontario Research Fund, including $250 million over the next three years to invest in leading-edge research infrastructure. This funding will help postsecondary institutions leverage investments from the federal government, private sector and other sources. These investments help sustain Ontario’s long-term prosperity by supporting research that will create the technologies and well-paid jobs of the future.

The field of quantum computing seeks to apply the principles of quantum mechanics to develop a new generation of computers. This technology could result in radically improved computing speeds, and potentially impact such areas as medicine and resource discovery. The Institute for Quantum Computing, at the University of Waterloo, continues to make significant discoveries in this field, positioning Ontario at the forefront of this exciting technology. Building on its previous support, the government will commit $25 million over the next five years to continue supporting the Institute’s research and commercialization activities.

The government recognizes the strategic importance of the Perimeter Institute as a global leader in theoretical physics, advanced training and postgraduate research. The Province will continue to support its research, training and outreach activities.

Increasing Access to Capital

All businesses, particularly startups and small and medium-sized enterprises (SMEs), need broad access to pools of capital to foster job creation and economic growth. In March 2014, the Ontario Securities Commission published for comment four proposed prospectus exemptions that would make it easier for businesses to raise capital and, in particular, would enable crowdfunding.

Growing Small Businesses in Ontario

Small and medium-sized enterprises are the leading source of business entrepreneurship and account for more than 60 per cent of private-sector employment. In a dynamic economy, successful small and medium-sized businesses will grow and prosper as they innovate and expand into global markets.

To help foster a healthy and growing small and medium-sized business sector, the Ontario government is taking the following actions:

▪
Employer Health Tax Exemption — raising the exemption from $400,000 to $450,000 of annual Ontario payroll means that 60,000 small employers will now pay less Employer Health Tax. This change saves these employers up to $975 per year;

▪	Five-Point Business Energy Savings Plan — ensuring small businesses have the tools they need to understand their bill, conserve energy, manage costs and save money;

▪
Reducing Red Tape — reducing burdens on businesses through renewal of the Open for Business initiative. Each year, ministries will identify, measure and report on at least one additional burden that can be reduced;

▪
Venture Capital — creating a new venture capital fund in collaboration with the federal government and private-sector partners that will help innovative startups and other emerging companies get the financing they need to build competitive businesses and create tomorrow’s jobs;

▪	Expanding SME Exports — providing opportunities for Ontario’s small businesses to diversify exports beyond the United States to fast-growing markets, through the Going Global Trade Strategy; and

▪
Corporate Income Tax (CIT) — maintaining a low CIT rate for small business at 4.5 per cent, a full seven percentage points below the general CIT rate. Small and medium-sized enterprises also continue to benefit from enhanced tax credit rates for employee training and a 10 per cent refundable R&D tax credit.

Supporting Regional Investments Helps Create Jobs

The government’s priority is to create jobs, growth and opportunity in every part of the province. Each region of the province has unique advantages to specific industries and economic activities that form a strong base to build resilient local economies.

The Eastern and Southwestern Ontario Development Funds support regionally based projects that create jobs in Ontario’s communities. The Northern Ontario Heritage Fund Corporation (NOHFC) supports northern municipalities, businesses and economic development organizations.

▪
Since its launch in 2008, the Eastern Ontario Development Fund has committed over $70 million to 126 projects, leveraging business investment of over $670 million and helping to create and retain 15,400 jobs.

▪	Since October 2003, the NOHFC has approved over $897 million, leveraging over $3.2 billion towards 5,933 projects in Northern Ontario. About 22,900 jobs have been created or retained.
▪
Since its launch in October 2012, the Southwestern Ontario Development Fund has committed support of over $40 million for 32 projects, leveraging business investment of over $400 million and helping create and retain 9,800 jobs.

Through the Communities in Transition program, the government helps communities and industries facing sudden economic challenges such as closures, job losses and industry-wide restructuring. The government also offers assistance for drafting new economic strategies to build strong communities.

Since 2006, the Ontario government has committed over $17 million in Communities in Transition funding to assist 67 communities and industry groups.

Although major closures are a normal part of the economic cycle, the government will engage early to help prevent closures, where possible. In the event of a closure, the government will help to mitigate the impact on workers and communities. Working with business and labour, Ontario will strengthen worker protection when major closures do occur, building on the success of the Communities in Transition program and Rapid Response Teams.

Anchoring Economic Sectors, Creating Opportunity
Eastern Ontario Development Fund:

●  Located in Iroquois, Ross Video Limited, a manufacturer of switchers, control systems and robotic cameras for use in broadcast and live event production, received a $513,600 grant. The project will leverage $5.1 million in private investment, create 25 jobs and retain 160 jobs.

●  Flying Colours Corp., located in Peterborough and specializing in aircraft completions, received a $1.2 million grant to expand its avionics facility. This project is leveraging $12 million in private investment and the company is committing to create 60 new jobs and retain 169 jobs.

Northern Ontario Heritage Fund Corporation:

●  Rotacan received a $1 million grant and loan for its rotary, blast-hole, drill-bit manufacturing operation in North Bay. The project leveraged $1 million in private investment and created 16 new jobs.

●  Geraldton Community Forest Inc. received a $1.75 million grant towards the construction of a Regional Skills Centre at the Greenstone Regional Airport. The training centre will provide training for employment opportunities in the forestry and mining sectors for Aboriginal people. The project leveraged $2.85 million in other investment and will create and retain 27 jobs.

Southwestern Ontario Development Fund:

●  NASG Canada Inc., a Woodstock-based supplier of stampings and welded assemblies to the automotive industry, received a $1.5 million grant to expand its facility, and create 50 jobs and retain 210 jobs. The project leveraged $12 million in private investment.

●  Natra Chocolate America Inc., a manufacturer of chocolate bars, spreads and other specialty products, received a loan of $2.8 million to help invest $19 million in its new London facility, creating 56 new jobs in the community.

The Rural Economic Development (RED) Program helps rural communities plan and build a foundation for economic growth, and strengthens rural businesses through support for projects related to business development and diversification, regional marketing, and attraction and retention of skilled labour.

▪	Since 2003, RED has invested $167 million in 468 economic development projects, generating over $1.2 billion in new economic activity while creating and retaining over 35,000 jobs.

Creating Opportunity in Rural Ontario
Recent Investments by the Rural Economic Development Program:

Located in Collingwood, Goodall Rubber Company of Canada (a hose and fitting supplier) is expanding its operations to position itself as the North American leader in the ammonia market, directly supporting Ontario’s agri-food and processing sector. The project is creating 20 new jobs and leveraging $1.3 million in private investment.

The municipality of Port Hope received support to develop a strategic plan to strengthen relationships between local residents and the business community, and help local business develop business plans and marketing strategies.

Reducing Regulation for Business to Enhance Productivity

Ontario is building a regulatory environment that encourages business growth. As part of the recent Open for Business renewal initiative, Ontario is finding ways to further reduce regulatory burdens, adopt smarter regulatory practices and facilitate ongoing business-to-government connections. The government has introduced legislation that, if passed, would create a better business climate by reducing burdens for business.

Each year, ministries will identify, measure and report on at least one initiative that can help further reduce the regulatory burden on businesses. Through this initiative, the government will help stakeholders save millions of hours in time and $100 million in costs by 2016–17. The government is committed to reducing the regulatory burden while protecting public safety.

A smart and targeted effort at red tape reduction will ensure a better business climate without putting public safety at risk. This work follows the government’s achievement of eliminating 80,000 regulatory burdens or 17 per cent of red tape since 2008.

“The province’s commitment to introduce red tape accountability legislation is in line with CFIB’s recommendations to government. By legislating annual reporting from all ministries and by regularly measuring the cost of regulations on businesses, Ontario is expecting to join the best in class in regulatory reform.”

Canadian Federation of Independent Business, March 12, 2014.

The following are examples of burden reduction projects that have helped reduce cost for businesses and stakeholders.

Workplace Safety and Insurance Board (WSIB) Form 7 Reduction

● A form must be filed with the WSIB every time a worker is injured on the job, even if the injury does not result in the employee losing time from work (known as WSIB Form 7).

● By working with the small business sector, WSIB was able to reduce the length of Form 7 by 60 per cent. WSIB also launched electronic and tele-claim services to make filing a claim more convenient.

● These changes save an average of eight minutes per claim, which multiplied out to the thousands of Form 7 submissions every year, translates into more than 10,000 hours and half a million dollars in cost savings annually.

Biogas Approval Streamlining

● Many agricultural businesses have considered the installation of biogas digesters as a way to generate renewable energy from farm waste (manure). However, in the past, the approval process was prohibitively long and expensive, stunting the development of these facilities.

● The Ministry of Agriculture and Food, working with the Ministry of the Environment, has worked to streamline approvals for on-farm anaerobic digesters, making it substantially easier and less costly for lower-risk facilities to be established.

● Under the new framework, the approval times have gone from around two years to an average of three months. Other fees and unnecessary requirements have also been reduced, resulting in estimated average savings of almost $89,000 per operator, or $1.77 million for all stakeholders in one year.

Small-Scale Solar Facilities Approval Streamlining

● Under Ontario’s Renewable Energy Approvals program, small-scale solar facilities were facing costs and time commitments disproportionate to the size and risk of their projects.

● To address this, the Ministry of the Environment worked with stakeholders to streamline the approvals process for low-risk, small-scale solar facilities that have minimal environmental impact when complying with standard regulatory requirements.

● These changes reduced the preparation time for approvals from an average of 17 months to less than 30 days, with final approvals being granted online in less than 10 minutes.

● This move from a one-size-fits-all process to one based on risk will deliver more than $1.9 million in savings to ground-mounted solar facilities operators in a one-year period (based on registrations to date).

Open for Business, “Fewer Burdens, Greater Growth,” (January 2014).

Going Global

Attracting Foreign Direct Investment

Ontario has experienced considerable success in attracting FDI, and has proven to be a leading destination within North America for investment.

▪
fDi Intelligence, a leading industry resource for research and analysis on FDI trends globally, published in its 2012 report on FDI trends in Ontario and North America that Ontario was a destination for global foreign direct investment. It:

▪	Received the third highest number of investment projects in the United States and Canada; and
▪	Ranked number one for FDI projects per capita among major North American states/provinces.

Attracting Global Investment, Creating Jobs at Home

In recent months, Ontario’s trade offices around the world have facilitated a number of investments, including:

● India-based Mahindra Satyam, which offers consulting and information technology (IT) services spanning various sectors, and its sister company Tech Mahindra are setting up a development centre and research and development facility in Toronto, planning to hire up to 130 IT engineers and financial experts, and investing approximately $10 million over the next five years.

● U.S.-based XPO Logistics provides third-party logistics services using a network of relationships with ground, sea and air carriers in the United States, Mexico and Canada. XPO Logistics opened a carrier procurement office in Ontario that will focus on the procurement of full truckload-focused companies that can move their clients’ goods throughout Canada. The project secured 200 jobs and is resulting in an approximate investment of $24 million.

● Gizeh, a food packaging company from Germany, made a $4 million investment in the food processing/advanced manufacturing sector in Ontario. This investment will create 20 to 25 new jobs and, within three years, the company expects an additional investment of $25 million and 60 to 70 new jobs.

● Newgen Software Technologies Limited from India has entered into a strategic partnership with HP Canada to offer solutions particularly with respect to the financial services market. Newgen Software is a leader in business process management, enterprise content management and customer communication management. The company has also procured its first project from a municipal government in Ontario and a bank. The investment is $3 million and 10 jobs.

Expanding Exports

Demand for Ontario’s high value-added goods and services is expanding around the world. Emerging markets such as China and India will continue to grow quickly, while advanced regions such as the United States and Europe will continue to provide steady demand for Ontario’s resources, high-technology exports, and professional and technical services.

One of the greatest sources of opportunity for Ontario’s small businesses lies in expanding and diversifying exports overseas, beyond the U.S. market. Over the past decade, many of Ontario’s small and medium-sized businesses have started to build on their export success to the United States by pursuing new export markets abroad.

The Province continues to move forward with its Going Global Trade Strategy, which will expand the reach of Ontario’s exports, including to fast-growing emerging markets that are quickly increasing their share of the global economy. It will help Ontario companies — especially SMEs — increase their success in exporting to global markets and creating jobs. The Ontario government continues to:

▪
Promote Ontario companies’ quality goods and services, by opening Ontario’s eleventh International Marketing Centre (IMC) in São Paulo earlier this year to help companies explore export opportunities and connect with international buyers and investors in Brazil.

▪
Further expand representation to include South Korea, Chongqing in China, and Israel, adding to the existing IMCs in New York, San Francisco, Mexico City, London, Paris, Munich, Beijing, Shanghai, Tokyo and New Delhi (including a satellite office in Mumbai).

▪
Expand the number of trade missions to increase the number of companies exporting and increase employment by connecting more businesses to more foreign buyers, while increasing Ontario’s global reputation as a source of innovative goods and services.

▪
Help exporters find new markets. Last year alone, Ontario led over 70 outbound trade missions in priority sectors and emerging markets. These outbound missions are helping almost 500 SMEs to export and have identified almost $450 million in potential exports. They are part of a plan to help triple exports to emerging economies and diversify exports over the next 10 years.

▪
Expand the opportunities for foreign buyers to connect with potential Ontario exporters. Ontario has hosted over 80 foreign buyers and international delegations. A Global Export Forum focused on opportunities in the Asia Pacific region was held in Ontario last fall. Another Global Export Forum, focused on Latin America, will be held in May 2014.

▪
Connect Infrastructure Ontario with Ontario’s international trade offices to create export opportunities for Ontario firms that have participated in Alternative Financing and Procurement (AFP) projects. Infrastructure Ontario is showcasing the made-in-Ontario AFP model through its involvement with the National Governors Association in the United States.

It is projected that, over the next 10 years, Canada will negotiate a diverse collection of comprehensive trade agreements with most of its major trading partners, including India and Japan. Ontario will continue to support trade agreements that benefit its economy while supporting strategic sectors. Concluding new trade agreements will also help Ontario businesses become more productive and involved in global competition, supporting the international transfer of new ideas, innovation and competitive techniques.

Successful Missions

● Ontario’s in-market trade representation in Mexico, Chile and Brazil has helped Ontario companies secure 25 contracts (April to October 2013). Ontario software, ICT, mining, tooling, construction and clean energy firms are among those that have achieved this new business.

● Electrovaya, a clean technology company, has received a purchase order for approximately $1.0 million US from an original equipment manufacturer in the United Arab Emirates. The order is for a high-value application for strategic portable power systems and is the first order from the Middle East. Electrovaya exhibited in the Ontario pavilion at the World Future Energy Summit.

Highlights

☑	Raising the minimum wage to $11.00, and tying it to inflation to provide fairness to low-income workers and predictability to businesses.
☑	Investing in affordable housing and homelessness prevention initiatives.
☑	Increasing and proposing to index the Ontario Child Benefit.
☑	Establishing a new health benefit program for low-income children.
☑	Continuing to reform the social assistance system through a rate increase and by streamlining employment benefits.
☑	Expanding the Student Nutrition Program to serve more children in low-income neighbourhoods and on First Nation reserves.
☑	Enhancing supports for adults with developmental disabilities.
☑	Creating a more accessible justice system where low-income families and vulnerable groups have access to the legal supports they need.
☑	Supporting greater opportunities for Aboriginal people through a variety of new initiatives.
☑	Taking further action to reduce auto insurance rates.
☑	Improving consumer protection through a modernized regulatory system.
☑	Proposing to remove the Debt Retirement Charge cost from residential users’ electricity bills after December 31, 2015, to save a typical residential ratepayer about $70 per year.

Section D:	A Fair Society

A Fair Society

Ontario has a strong reputation for promoting greater fairness by investing in people, ensuring equal access to key public services such as health care and education, and supporting the needs of low-income children, families and the most vulnerable. By providing more protection, security and equal opportunity for Ontarians, the government provides individuals with a greater sense of dignity and independence.

Over the past decade, Ontario has seen substantial increases in the minimum wage, the introduction and expansion of the Ontario Child Benefit, and new investments in social assistance after years of neglect.

Ontario is introducing a new 10-year economic plan to create the conditions to help lift people out of poverty. Through the tax and transfer system, the government is able to provide valuable services and benefits to all Ontarians, including education, health care and children’s benefits. This creates new opportunities for even the most vulnerable, while increasing the province’s long-term economic prospects. Ontario is working with all sector partners in the fight against poverty. The government believes that all Ontarians, regardless of their economic status or background, should have an equal opportunity to reach their full potential and contribute to the prosperity of the province.

“We should strive for an economy that draws on all people’s capabilities and creates economic success for everybody. Equality is not simply a measure of outcomes; it is also a measure of opportunities to contribute.”

Institute for Competitiveness and Prosperity, 2007.

To ensure protections are in place, the Province is taking further steps to fight fraud and reduce auto insurance rates by developing a dedicated investigation and prosecution office on serious fraud. In addition, Ontario is developing long-term solutions to address the needs of condominium owners and is moving to establish province-wide standards for home inspectors.

Providing Opportunity for All Ontarians

Even in challenging economic times and while working to eliminate the deficit, Ontario continues to make gains in the fight against poverty. The government’s first Poverty Reduction Strategy, announced in 2008, helped lift 47,000 children out of poverty.

The Province recognizes that, in the long term, reduced poverty and better access to jobs for the most vulnerable will help build a fairer society and a more prosperous economy. That is why the government is taking action by investing in a renewed poverty reduction strategy. Giving those at the low end of the income scale a boost means more money spent in communities, more jobs created, and greater gains to the economy as a whole.

“But for every dollar that poverty takes from these low-income households, the province as a whole loses an additional 50 cents. … It shows up in extra costs to our health care system, the costs of crime, the cost of social assistance, the loss of tax revenue that accompanies low earnings, and the intergenerational costs that flow from the likelihood that a significant number of children from poor families will also be poor when they grow up.”

Ontario Association of Food Banks, “The Cost of Poverty,” (2008).

Providing Supports for Low-Income Working Individuals and Families

The recession was hard on many low-income working Ontarians. However, improvements in children’s benefits, other changes to provincial and federal tax and benefit programs, and a higher minimum wage have all contributed to greater incomes for low-income families. As shown in Chart 1.11, by the end of 2014, a single parent with two children who earns minimum wage would experience a 75 per cent increase in income compared to 2003.

The government will maintain these investments and build on them to help keep these families on track for a brighter future.

Expanding the Ontario Child Benefit

Ontario provides targeted support for low- to moderate-income families through the Ontario Child Benefit (OCB). This benefit, along with other provincial and federal tax and benefit programs, enhances the incomes of low- to moderate-income families and helps provide a more stable income base for those who may experience uncertain earnings. Since these benefits are available outside social assistance, they also help reduce financial barriers for individuals and families to become financially independent.

The OCB has made a significant positive impact on people’s lives:

▪	It has helped lift 47,000 children out of poverty.
▪	In 2013–14, Ontario provided nearly $1 billion through the OCB to over one million children across the province, helping to support about 35 per cent of all children under age 18.

In July 2014, the government will increase the maximum annual OCB per child to $1,310, enhancing the incomes of half-a-million families.

Investments in the OCB that improve the incomes of low- to moderate-income families also help the economy as a whole, since these families use the additional support to purchase needed goods and services in their communities.

To maintain the gains made by the OCB, the government proposes to begin indexing the OCB maximum benefit, and the income threshold at which the OCB starts to be reduced, to annual increases in the Ontario Consumer Price Index (CPI). This would take effect in July 2015, and would safeguard the purchasing power of the OCB from erosion due to inflation.

Expanding Low-Income Health Benefits

Children’s health is an important social and economic investment. However, only about 20 per cent of low-income workers have access to employer health benefits for themselves and their families.

As part of the first Poverty Reduction Strategy, the government launched the Healthy Smiles Ontario program in 2010, which provides dental services to children in low-income working families. Beginning in April 2014, program eligibility is being expanded to give 70,000 more children access to dental services. The government will further integrate existing publicly funded dental programs for children into the Healthy Smiles Ontario program to provide seamless enrolment and streamlined administration.

The government is also proposing to further expand access to health benefits for children in low-income families. Once fully implemented, children in low-income families would be eligible to receive additional health benefits including prescription drugs, assistive devices, vision care and mental health services. By expanding eligibility to approximately 500,000 children, these benefits and services would further improve health outcomes for low-income children and help their families remain in employment.

Moving forward, the government will consult with stakeholders to explore options to extend health benefits to all low-income Ontarians.

Expanding the Student Nutrition Program

The government seeks the best for Ontario’s children and youth. It wants them to be healthy and happy, succeed in school, and get the supports they need to grow into strong healthy adults.

The Province is expanding the existing Student Nutrition Program. This is in addition to the current annual investment of over $20 million, resulting in a total annual investment of $32 million by 2016–17. The new investment would fund 340 new breakfast programs for an additional 56,000 children in higher-needs elementary and secondary schools, including on-reserve First Nation schools. The Province will continue to fund a portion of the cost of providing food, with the balance funded through community fundraising efforts and non-government partners, including local businesses, large corporations and national charities.

The Impact of Ontario’s Existing Student Nutrition Program

Ontario’s Student Nutrition Program has had a positive impact on student learning:

● Research conducted by the Toronto District School Board in 2008 and 2009 in schools with a student nutrition program demonstrated that children who regularly ate breakfast scored 9 to 16 per cent higher on Education Quality and Accountability Office (EQAO) tests in reading, science and math than before the program was introduced.

● The same study showed that Grade 7 and 8 students who ate breakfast at school on most days achieved or exceeded provincial reading standards by a rate 10 per cent higher than those who did not have breakfast.

● According to the Board, 78 per cent of Grade 10 students who regularly ate breakfast were on track for high school graduation (having accumulated 15 or more high school credits), compared to 61 per cent of students who ate morning meals only a few days a week or not at all.

Reducing Energy Costs for Low-Income Families

The government is committed to reducing electricity cost pressures on individuals and families, recognizing that Ontario’s most vulnerable spend a proportionately higher percentage of disposable income on energy and electricity.

The Province provides tax credits to help low- to moderate-income families and individuals with their energy costs:

▪
Ontario Energy and Property Tax Credit — for 2014, up to $973 in tax relief for non-seniors, or up to $1,108 in tax relief for seniors, to help with the sales tax on energy, including electricity, and with property tax; and

▪	Northern Ontario Energy Credit — for 2014, up to $141 for single people in the north, or up to $216 for families in the north, to help with the higher energy costs they face.

The Province is also requiring the Ontario Energy Board to report back on electricity system options for a sustainable, long-term electricity support program specifically designed for low-income Ontario families.

The government is also proposing to remove the Debt Retirement Charge (DRC) cost from residential electricity users’ electricity bills after December 31, 2015.

Protection and Fairness for Ontario Workers

Legislating a Fair Minimum Wage

The government’s approach to the minimum wage provides fairness to low-income workers and predictability for businesses. The minimum wage was frozen from 1995 to 2003. Beginning in 2003, the government increased it for seven successive years from $6.85 to $10.25 per hour in 2010. This represented an increase of 50 per cent, exceeding the 34 per cent change in inflation over the 1995 to 2010 period. The government then maintained the minimum wage at that rate from 2010 to 2013, in part because of weakness in the labour market stemming from the global recession, and to give businesses time to adjust to the increases up to that period to maintain competitiveness.

In 2013, the government appointed the Minimum Wage Advisory Panel with representation from businesses, workers and youth to provide advice on how to determine future increases to the minimum wage. After careful consideration, the government announced that the minimum wage will increase to $11.00 on June 1, 2014. Responding to the advice of the panel, the government has introduced legislation to tie the minimum wage to the Ontario CPI rate of inflation, beginning in October 2015. This would bring consistency and transparency to setting the minimum wage, which helps businesses and workers plan for the future.

The significant increases in Ontario’s minimum wage since 2003 have made a real difference to the economic well-being of low-income workers and their families. A single parent with a young child working 37.5 hours a week at the upcoming $11.00 per hour minimum wage and accessing all available tax and benefit programs will have an estimated after-tax income nearly three per cent above the Low Income Measure (LIM) threshold. In 2003, at the minimum wage of $6.85 per hour, this parent was 15 per cent below the LIM.

“People at the bottom of the income spectrum spend all the money they have, and more. Increase their pay, they spend more money, raise demand, boost the economy.”

Armine Yalnizyan, Senior Economist, Canadian Centre for Policy Alternatives.
“Boosting Minimum Wage Would Also Boost Economy, from the Bottom Up,”
The Globe and Mail, (February 27, 2013).

The Need for a Federal Partner

Ontario calls on the federal government to enhance the Working Income Tax Benefit (WITB) to address the needs of low-income workers.

The WITB is a federal refundable tax credit that enhances the earned incomes of eligible low-income working individuals and families. By helping to make work pay, an enhanced WITB would more effectively encourage low-income Canadians to enter the workforce and make it easier for low-wage working families to remain in the labour market.

The House of Commons Standing Committee on Finance recently recommended:

“That the federal government formally review the Working Income Tax Benefit to determine how it could be expanded or modified to further benefit Canadians and further incent workforce attachment, subject to the government’s stated intention to balance the budget in the medium term.”

Income Inequality in Canada: An Overview, Report of the Standing Committee on Finance, December 2013.

Housing and Homelessness Prevention Initiatives

Preventing and Reducing Homelessness

Individuals and families living in poverty often face challenges finding and/or retaining suitable and affordable housing. When Ontarians are not securely housed, it impacts all facets of their lives. Everyone needs a safe, secure and affordable place to call home.

As announced in the 2012 Budget, the Community Homelessness Prevention Initiative (CHPI) was established on January 1, 2013. It combined funding from five separate homelessness-related programs into a single program delivered locally to allow municipalities to better address local housing priorities.

The CHPI supports the government’s Long-Term Affordable Housing Strategy, a key component of the government’s broader Poverty Reduction Strategy. The vision for CHPI is to provide a more flexible, locally coordinated and integrated service delivery system that is people-oriented, outcome-focused, and reflects a housing-first approach to preventing and reducing homelessness in communities across Ontario.

A housing-first approach to homelessness is based on the idea that a person’s first and most basic need — aside from food and clean water — is stable housing, and that assisting people who are homeless or at risk of homelessness to obtain and maintain stable and affordable housing first will help them access support services such as crisis prevention and intervention supports, medical care, and education and employment supports.

Consistent with the success of housing-first approaches in Ontario and elsewhere, the government is enhancing annual funding for the CHPI by $42 million starting in 2014–15, to a total of $294 million.

Expanding the Investment in Affordable Housing Program

Ontarians need and deserve help accessing adequate, suitable and affordable housing. A study by the Wellesley Institute shows a lack of safe, affordable housing leads to increased illness and pressures on the health care system.1 Lack of affordable housing increases homelessness and destabilizes vulnerable workers, which also threatens the province’s competitiveness in the global economy.

That is why, since 2003, Ontario has committed nearly $3 billion to a variety of affordable housing programs, supporting the creation of over 17,000 affordable rental housing units, making more than 263,000 repairs and improvements to social and affordable housing units, and providing rental and down-payment assistance to over 81,000 households in need.

A key component of the Long-Term Affordable Housing Strategy is the jointly funded federal–provincial Investment in Affordable Housing (IAH) program. Through the IAH program, low-income households can access new affordable rental housing, receive down-payment assistance to own an affordable home, and repair and modify their home to improve their living conditions and foster independent living. Being able to live independently is especially important for seniors and people with disabilities, as well as for victims of family violence.

Ontario is finalizing an agreement with the federal government to extend the IAH program for a further five years. The Ontario government would contribute $80.1 million annually for five years to this program.
_______________________

1	Wellesley Institute, “The Blueprint to End Homelessness In Toronto – A Two-Part Action Plan,” (2011), www.wellesleyinstitute.com/wp-content/uploads/2011/11/TheBlueprintfinal.pdf.

The current IAH program provides funding for the construction and renovation of affordable housing units, as well as home ownership assistance, rent supplements, shelter allowances, and the renovation and repair of accommodations to foster independent living. The program also provides dedicated funding assistance for the housing needs of off-reserve Aboriginal communities as well as remote communities in Northern Ontario.

Establishing a New Local Poverty Reduction Fund

To help foster partnerships with local communities, the government is investing $50 million over five years to create a new poverty reduction fund targeted at supporting local solutions to poverty. This fund would address poverty by building on local strengths and addressing local needs. The funding would support innovations through partnerships at the local level.

Targeted Supports for the Most Vulnerable

Enhancing social services is smart public policy that can help people find and maintain employment, and contribute to improving the health of low-income individuals and families. These social gains then reduce pressures on other government program expense areas.

The government will continue to build on its achievements supporting vulnerable children and families through substantial investments in social assistance, and services and supports for people with developmental disabilities.

Social Assistance Reform

The government is continuing to implement reforms to social assistance, guided by the advice of the Commission for the Review of Social Assistance in Ontario, led by Frances Lankin and Munir A. Sheikh.

Increasing Social Assistance Benefits

In 1995, social assistance rates for Ontario Works recipients were cut by 22 per cent and then frozen for eight years. Rates for people with disabilities were also frozen for eight years.

Ending this freeze in 2004, the government increased social assistance rates by more than 15 per cent by 2012. In the 2013 Budget, rates were increased by an additional one per cent for adult Ontario Works recipients and people with disabilities receiving Ontario Disability Support Program (ODSP) benefits. Single Ontario Works adults without children received a further top-up, for a total increase of $20 per month, in recognition of the fact that these recipients have the lowest level of support among social assistance recipients.

Building on the rate increases announced in the 2013 Budget, the government will increase social assistance rates in 2014 by an additional one per cent for adult Ontario Works recipients and people with disabilities receiving ODSP benefits. As in 2013, the government will provide a further top-up for single adults without children receiving Ontario Works. With both the one per cent increase and the top-up, Ontario Works singles without children will receive a total increase of $30 per month.

In addition, the comfort allowance for low-income residents of long-term care homes will also increase by one per cent. Low-income residents use the comfort allowance for discretionary personal expenses.

These social assistance rate increases will take effect in September 2014 for ODSP and in October 2014 for Ontario Works. Municipalities will not be required to cost-share the Ontario Works rate increase until January 2015.

Greater support for low-income families would also help the economy as a whole, since these families use the additional support to purchase needed goods and services in their communities.

Streamlining Employment Benefits

Consistent with the Commission’s recommendation, the Province is moving forward with a plan to streamline social assistance employment benefits.

The government is replacing seven separate employment benefits with a consolidated benefit structure within each of ODSP and Ontario Works. This will reduce the complexity of the social assistance system and improve program efficiency. It will also make it easier for clients to know what help is available and give caseworkers more flexibility to better meet the unique needs of individual clients.

As part of this change, the Work-Related Benefit (WRB) in ODSP will be consolidated into the new employment benefit, which will be available to ODSP recipients with disabilities based on their employment-related needs and expenses. To assist with the adjustment to a new benefit structure, the government will provide a six-month transition benefit for WRB recipients with a disability.

Progress on Implementing Recommendations of the Lankin-Sheikh Commission for the Review of Social Assistance in Ontario

With the initial steps taken in the 2013 Budget and the proposed changes for 2014, the government continues to transform the social assistance system by increasing benefits for recipients with the lowest level of support, harmonizing program rules and reducing barriers to employment.

Progress on transforming the social assistance benefit structure in the first two years includes:

● Increasing the support for single Ontario Works recipients without children by $50 per month — an important step in meeting the Commission’s recommendation of a $100 rate increase for Ontario Works single adults without children, who experience the lowest level of support in social assistance;

● Introducing an earnings exemption of $200 monthly to reduce employment barriers for all social assistance recipients; and

● Taking steps to align Ontario Disability Support Program and Ontario Works rules by harmonizing the treatment of employment income for full-time students and self-employed individuals, and by increasing asset limits for singles receiving Ontario Works from $606 to $2,500, and from $1,043 to $5,000 for couples.

Moving forward, the government will continue to reform social assistance guided by the Commission’s advice.

Supporting Employment for People with Disabilities

There are 1.65 million people in Ontario who have a physical, mental, sensory or learning disability, 63 per cent of whom are aged 15 to 64 — the cohort most likely to be participating in the labour force. The government is working to provide necessary supports that address the barriers and challenges people with disabilities face in securing employment. Employment for people with disabilities will ultimately lead to improved social inclusion and independence.

Ontario will continue to collaborate with businesses and community employers to correct myths and misconceptions about people with disabilities, address stereotyping and foster partnerships to establish inclusive workplaces. This will be coupled with talent development initiatives that focus on educational attainment, skills training and early experiences with the labour market for people with disabilities, particularly through experiential learning.

Supports and Programs that Promote Hiring People with Disabilities

● Engaging Employers: The Partnership Council on Employment Opportunities for People with Disabilities, composed of corporate leaders and accessibility change-makers, was announced in the 2013 Budget.

● Valuing Ability Campaign: This targeted outreach and marketing initiative will increase awareness of the Accessibility for Ontarians with Disabilities Act, 2005, and its standards among small and medium-sized enterprises, improve compliance, and highlight tools and resources available to recruit and retain people with disabilities.

● Supporting Compliance: The Accessibility Directorate of Ontario will continue to work with businesses by providing the tools and assistance they need to meet Ontario’s accessibility standards.

Supporting Adults with Developmental Disabilities

The government remains committed to improving supports for adults with developmental disabilities — and their families — in order to help these adults live as independently as possible and fully integrate into society. In keeping with this commitment, and combined with funding announced in the 2013 Budget, the government is investing an additional $810 million in the community and developmental services sector over the next three years, beginning in 2014–15.

A key element is a new investment of $485 million over the next three years in an action plan to build stronger services and supports for individuals while encouraging new approaches, collaboration and partnerships to advance the government’s transformation of the developmental services system. This investment builds on the $42.5 million annual funding, announced in the 2013 Budget, which was targeted to help families and adults at high risk, reduce waitlist pressures and better support those with complex needs.

This new investment would:

▪	Expand direct funding programs to help individuals with developmental disabilities participate in their communities:
▪	For the Passport program to eliminate waitlists over four years; and
▪	For the Special Services at Home program to eliminate waitlists over two years.
▪	Expand individualized planning to help individuals with developmental disabilities transition to adulthood, find employment and achieve greater independence;
▪
Provide residential services to adults with urgent needs, including support to transition young adults currently receiving youth residential services to more appropriate adult services and supports; and

▪	Expand cost-effective residential services and promote innovative community living solutions that support greater inclusion of people with developmental disabilities into communities.

Supporting Workers Who Serve Ontario’s Most Vulnerable

People with developmental disabilities rely on hundreds of agencies across Ontario for a wide array of safe, high-quality services. Ontario is investing $200 million over three years for its front-line workers in these agencies to ensure families have the services they require in their communities.

Specifically, this investment will support the continued professionalization of the community and developmental services sector and support salaries and wages for front-line workers, including those in lower wage bands. It will support overall transformation of the sector by providing agencies with the flexibility needed to modernize how they offer the right mix of services to vulnerable Ontarians.

Addressing Waitlists for Children’s Treatment and Rehabilitation Services

The government is committed to helping children and youth with special needs achieve their full potential. To support this goal, the government is providing an additional $5 million annual investment in Children’s Treatment Centres (CTCs) that would reduce wait times for core rehabilitation services for children and youth with special needs.

Children’s Treatment Centres provide rehabilitation services in physiotherapy, occupational therapy and speech and language therapy to children and youth up to 19 years of age with physical and/or developmental disabilities, chronic illnesses and/or communication disorders.

The new investment will build on the 2013 Budget investment in CTCs, further expanding access to rehabilitation services.

Supporting Opportunities for Aboriginal People and Communities

The Province is collaborating with Aboriginal communities and making investments to create a better quality of life for Aboriginal people in Ontario.

Improved social conditions and economic opportunities are essential to ensuring that Aboriginal communities can thrive. In recent years, the Province and its Aboriginal partners have worked together to:

▪	Create over 540 jobs and train 4,300 Aboriginal people through the New Relationship Fund;
▪	Provide $32.2 million to Aboriginal communities through 118 major and minor capital grants and related feasibility studies through the Aboriginal Community Capital Grants Program;
▪	Offer local flexibility with asset rules for Ontario Works to recognize the unique needs of Aboriginal communities;
▪	Establish a First Nation Juries Review Committee, which is working to enhance First Nation representation on juries;
▪	Develop a new Treaty Strategy, including an education and public awareness campaign that will raise awareness of treaty and Aboriginal rights;
▪	Continue investments in projects that help to close the achievement gap between Aboriginal and non-Aboriginal students; and
▪	Continue to integrate Aboriginal histories, cultures, perspectives and traditions, including the history of residential schools, into the curriculum.

The Remote Communities Allowance

People living in remote northern communities, particularly First Nations, can face disproportionately high costs for basic necessities like groceries. This year, in addition to a social assistance rate increase, the government is proposing to replace the existing Northern Allowance provided through Ontario Works and ODSP with a Remote Communities Allowance. The Remote Communities Allowance would represent a $50 per month increase over the current Northern Allowance for the first person, and a $25 per month increase for each additional family member. This is an increase of more than 30 per cent for a single individual.

“We heard clearly from First Nations that social assistance rates do not reflect the realities of northern and remote communities, such as the high cost of food and transportation.”

Final Report, Commission for the Review of Social Assistance in Ontario, 2012.

Joint Working Group on Violence against Aboriginal Women

The Ontario government recognizes that the rates of violence against Aboriginal women are much higher than for other women in Ontario. Research has shown that eight out of ten Aboriginal women have experienced violence in their relationships. To address this important issue, Ontario is investing $2 million over two years to support the Joint Working Group on Violence against Aboriginal Women. The funding will allow the Joint Working Group to respond to the needs of Aboriginal women and girls who have experienced or are at risk for violence, and to develop community-based initiatives that will help inform the development of a long-term prevention strategy.

Aboriginal Children and Youth Strategy

Ontario is working with First Nations, Métis and Inuit people to transform the way services are designed and delivered, and to begin to address the disproportionate challenges faced by Aboriginal children and youth both on- and off-reserve. The strategy, which aims to increase the availability of culturally appropriate services and enhance community control over service delivery and design, is set to roll out in 2015.

Student Nutrition in Aboriginal Communities

In March 2013, the Healthy Kids Panel recommended establishing a universal student nutrition program in First Nation communities. As part of the proposed three-year, $32 million expansion of the Student Nutrition Program, First Nation communities will receive funding commencing in 2015–16. Communities will have the opportunity to lead the development and delivery of Student Nutrition Program models that address the unique strengths and needs of their communities.

The First Nation expansion includes funding for food and equipment on a per-school basis; part-time, on-site program coordinators in each school; and coordinators to support administrative requirements and logistics.

Urban Aboriginal Action Plan

A large share of Ontario’s Aboriginal population lives in urban centres. Given the ongoing challenges facing this population, the government is introducing an Urban Aboriginal Action Plan. The government will support urban Aboriginal communities by providing $2.5 million in funding over three years to develop strategies that reflect local interests and lead to improved socioeconomic outcomes. The Province will also coordinate an engagement strategy in consultation with Aboriginal people, municipalities and the federal government to better align programming directed towards urban Aboriginal people.

First Nations Treaty Strategy

Negotiated agreements with First Nation communities honour legal obligations and resolve longstanding land disputes in a way that benefits First Nations and Ontario as a whole. To promote constructive engagement with First Nation communities, the Province is moving forward with a new Treaty Strategy, including funding of $7.9 million over three years.

The strategy will include a treaty education and public awareness campaign to raise awareness of treaty and Aboriginal rights, and help facilitate meaningful relationships with Aboriginal communities by creating a common language and approach to treaty implementation. Successful implementation will raise public awareness and promote improved socioeconomic outcomes for First Nations.

Aboriginal Economic Development Fund

The Province recognizes that improved economic opportunities are essential to ensuring that Aboriginal people can work and thrive. That is why it will move forward with an Aboriginal Economic Development Fund, which will include an investment of $25 million over three years.

The Fund will support Aboriginal communities in the development of long-term economic strategies. It will also provide grants for Aboriginal businesses and fund province-wide, regional skills-training programs.

Preparing Remote First Nation Communities for Electricity Transmission

To help ensure remote First Nation communities can more fully benefit from new transmission projects in their area, Ontario will provide $3 million in funding over three years through the Remote Electrification Readiness Program. This will help them prepare for the advantages that connections to the grid will bring. The program will include job-specific training, relevant health programs, business innovation mentoring, and economic development supports. The program will support the goals of Ontario’s new Long-Term Energy Plan, which identified connecting remote northwestern First Nation communities to the electricity grid as a priority for the Province.

Electricity service in remote First Nation communities in northwestern Ontario is currently supplied by local diesel generators. According to the Ontario Power Authority, diesel generation typically costs three to ten times more than the average cost of the provincial supply mix.

Connecting remote northwestern First Nation communities to the Ontario electricity grid is a priority and would support stronger, healthier northern remote communities by reducing barriers to growth, increasing economic development opportunities, improving social and living conditions for residents, providing cleaner air and reduced greenhouse gas emissions, reducing future environmental remediation liabilities associated with diesel fuel spills, and ensuring more reliable electricity supply.

The federal government must work with the Province to establish a funding agreement for cost-sharing of investments to connect remote First Nation communities.

Aboriginal Loan Guarantee Program

The Aboriginal Loan Guarantee Program (ALGP) was launched in 2009 to facilitate Aboriginal participation in renewable energy infrastructure projects. To date, the program has leveraged significant investments, with $130 million in approved loan guarantees supporting the investments of eight communities, representing over 10,000 First Nation people, in four projects that have invested over $2.8 billion in the province. These include the recently approved loan guarantee that will support a portion of Alderville First Nation’s equity investment in the Alderville Solar Project, the province’s first ground-mounted solar farm wholly owned by a First Nation community.

To build on this success, the total amount of loan guarantees that will be made available under the ALGP was recently increased by $250 million to $650 million. This will give the Province flexibility to support qualifying applications currently under review, as well as future applications to the program. Eligible investments under the ALGP include key investments in transmission, wind, solar and hydroelectric projects that will be located across the province. These projects will provide Ontarians with sources of clean, reliable electricity for many years to come.

The ALGP is aligned with other provincial programs supporting Aboriginal participation in the electricity sector, including the Ontario Power Authority’s Feed-in Tariff Program and Aboriginal Renewable Energy Fund.

Improving Access to Justice

All Ontarians, regardless of income level or ability, should have access to an effective and fair justice system. Ontario is committed to ensuring low-income families and vulnerable groups have access to the legal supports they need.

Increased Legal Aid Eligibility

The government is introducing a strategy to expand access to legal aid by raising the income eligibility threshold to qualify for legal aid assistance. The income eligibility threshold has not increased since the 1990s. As a result, more and more low-income Ontarians are unable to afford legal representation in the court system. When fully implemented, raising the income eligibility threshold would allow an additional one million low-income Ontarians to be eligible for legal aid services, more than doubling the number of eligible Ontarians. As part of this initiative, approximately 75,000 additional certificates would be issued by Legal Aid Ontario each year. These certificates allow low-income Ontarians to be represented by a lawyer.

Easier Access to Child Support for Ontario Families

Currently, establishing and updating child support payments through the court system is time consuming and costly for parents. The government is proposing to create a new, easy-to-use online service option for those parents who would like a simpler and faster approach to set up or change child support amounts without having to go to court. This service would speed up the process while also freeing up valuable court time that could be used to deal with the most pressing cases.

The new service, the first of its kind in Canada, would start in 2015. This new online service would leverage the Ministry of Finance’s centralized automated information verification service to give parents faster and more efficient child support payment determinations. An administrative fee would be charged to offset the cost of the new online service.

Amendments will be proposed to the Family Law Act, Family Responsibility and Support Arrears Enforcement Act, 1996, and Ministry of Revenue Act to implement the new program.

Providing Electricity Rate Mitigation for Ontarians

In December 2013, the Province released an updated Long-Term Energy Plan (LTEP), Achieving Balance, to ensure Ontario has the right strategies and targets in place for a clean, modern and reliable energy future. It included strong actions to mitigate future rate increases.

While the updated LTEP projects typical residential bills will increase on average by 2.8 per cent per year over the next 20 years, residential customers can expect to pay about $520 less over the next five years and $3,800 less to 2030 than originally forecast in the 2010 LTEP.

Recent comparative data, compiled by Hydro-Quebec, show average electricity prices for Ontario cities to be in the middle of the range, across major North American cities.

The Province has taken other steps to mitigate the impact of electricity costs on Ontario families and seniors, including:

▪	Energy Consumer Protection Act, 2010 — tough new rules to protect consumers from unfair practices in the retail energy sector; and
▪	Moved off-peak rates to start at 7 p.m. instead of 9 p.m.: 10 more hours per week at the lowest-cost, off-peak electricity rates.

Removing the Debt Retirement Charge from Residential Bills

The government is proposing to remove the Debt Retirement Charge (DRC) cost from residential users’ electricity bills. Removing the DRC cost for residential electricity users would save a typical residential user about $70 per year.

The DRC is provided for under the Electricity Act, 1998, and has been charged since May 1, 2002, to help service and pay down the debt and other liabilities of the old Ontario Hydro, which are managed by the Ontario Electricity Financial Corporation (OEFC), until the residual stranded debt is retired.

The residual stranded debt has been reduced by an estimated $8 billion since 2004, from an estimated peak of $11.9 billion as at March 31, 2004, to $3.9 billion as at March 31, 2013, as published in the 2013 Ontario Economic Outlook and Fiscal Review.

In the absence of this initiative, current projections estimate that the residual stranded debt would be retired and the DRC would end in 2017–18. The estimated timing for residual stranded debt retirement along with the end of the DRC is subject to uncertainty in forecasting future dedicated revenues from the electricity sector. Revenues would depend on the financial performance of OPG, Hydro One and municipal electrical utilities, as well as other factors such as electricity consumption.

The government’s proposal to eliminate the DRC for residential electricity users after December 31, 2015, would mean ending the DRC almost two years earlier for these users than currently estimated. The charge would remain on all other electricity users’ bills until the residual stranded debt is retired — this is currently estimated to occur by the end of 2018, in line with the previous estimated range.

The Minister of Finance will continue to report annually on the residual stranded debt and the estimated date range for retirement of residual stranded debt and the end of the DRC for all non-residential electricity users.

The Auditor General audits OEFC’s annual financial statements and has provided an unqualified opinion every year since the initial 1999–2000 financial statements. This includes OEFC’s interest expense, which is currently about $1.5 billion per year and has totalled about $29.2 billion between April 1, 1999, and March 31, 2014.

The Auditor General’s 2012 and 2013 Annual Reports also noted that the Auditor was pleased to see an increased level of transparency with respect to public reporting on the residual stranded debt.

Enhancing Consumer Protection for Ontarians

Ontario continues to move forward with its ambitious consumer-protection agenda. The Province has taken action to address a wide variety of pressing marketplace concerns that affect consumers in their everyday lives. Promoting consumer protection helps people make informed choices, spend wisely and protect their hard-earned money. Consumer confidence, in turn, promotes a stronger economy.

Auto Insurance Cost and Rate Reduction Strategy

Ontario is committed to making auto insurance more affordable for the province’s over nine million drivers. In the 2013 Budget, the Province introduced a Cost and Rate Reduction Strategy to build on previous reforms that successfully stabilized auto insurance rates in Ontario. In 2010, the government implemented a series of auto insurance reforms aimed at stabilizing premiums. The recently released “Automobile Insurance Transparency and Accountability Report” highlighted that, without these reforms, insurance rates would have needed to increase significantly. The Strategy is targeting a 15 per cent average rate reduction by August 2015, with an average eight per cent reduction target by August 2014.

Ontario continues to take action to achieve the average rate reduction target of 15 per cent within two years. The most recent rate approval of April 15, 2014, indicates a total rate reduction of more than 5.6 per cent since the Strategy was launched in August 2013. While progress has been achieved to date, further actions will be required to meet the average rate reduction targets.

Ontario is working hard to reduce rates for consumers — but industry also has a responsibility to contribute to these efforts. It is critical that industry play its part and take concrete steps to lower costs, control overhead, and manage claims effectively and fairly. The government will continue to review industry’s efforts as the Cost and Rate Reduction Strategy progresses.

Transforming the Dispute Resolution System and Fighting Fraud to Reduce Rates

In March 2014, the government introduced Bill 171, the Fighting Fraud and Reducing Automobile Insurance Rates Act, 2014, a key element of the Cost and Rate Reduction Strategy. The Bill proposes a number of initiatives to tackle major sources of costs and uncertainty in the system that prevent rates from coming down. The Bill includes legislative amendments for the transformation of the dispute resolution system, and further action to crack down on fraud and abuse, as well as other cost-saving measures.

Fighting fraud is an important part of the Cost and Rate Reduction Strategy. To date, the government has taken action to address half of the recommendations made by the Auto Insurance Anti-Fraud Task Force in late 2012. The government is building on the steps it has taken by developing a dedicated investigation and prosecution office on serious fraud, with an initial focus on auto insurance fraud. The development of this fraud office would be based on the Task Force’s principle that fraudsters should be vigorously pursued and prosecuted where evidence warrants.

Addressing Towing, Vehicle Storage and Collision Repair Practices

Drivers involved in traffic collisions or in need of roadside assistance should have the confidence that the tow truck driver helping them is reputable and safe, and will provide honest and fair dealings. The Province committed to take action to address vehicle storage and collision repair practices, and to hold consultations on provincial oversight of the towing industry.

Ontario is proposing legislation to regulate the towing industry.

The government has taken action to address storage-fee issues by introducing legislative amendments as part of Bill 171 that would provide regulation-making authority for the determination of vehicle storage periods and fair value regarding daily fees.

As part of the next phase of this initiative, the Province will continue consulting to address issues of fraud and abuse relating to collision repair practices.

Increasing Automobile Insurance Transparency and Accountability

The government has retained an independent third party to provide annual Automobile Insurance Transparency and Accountability Expert Reports to assess its efforts to reduce auto insurance costs and rates. An interim report was delivered to the Minister of Finance in April 2014, and annual reports will be delivered in August of each year of the Strategy. The reports will also assess the industry’s efforts to lower costs and pass on savings to drivers.

The interim report highlights that further action is needed to support the government’s Cost and Rate Reduction Strategy. The report also concludes it is important that insurers continue working to achieve efficiencies and reduce costs in the auto insurance system through initiatives such as better claim management, more sophisticated pricing methods (such as usage-based insurance) and improved fraud-prevention practices.

Rewarding Safe Drivers: Usage-Based Insurance

Ontario is working with the insurance industry on new ways to reward safe drivers as part of its Cost and Rate Reduction Strategy. In particular, the government is encouraging insurance companies to offer consumers usage-based insurance, which uses technology to identify and offer discounts for safe driving habits.

The Financial Services Commission of Ontario (FSCO) has already communicated key consumer protection requirements to the insurance industry, and many companies have implemented or are planning to implement usage-based insurance. The Province will continue to encourage insurance companies to invest in this new technology as well as work with the FSCO to encourage uptake of this product.

This innovative technology can help promote safe driving and make auto insurance more affordable for Ontarians. Some insurance companies have already introduced usage-based insurance that can provide discounts for drivers, depending on how often they drive. For example, consumers who drive less because they use public transit can reduce their auto insurance rates by choosing this specific product.

In the future, the government will consider using telematic technology for a variety of purposes, including improving the effectiveness and accessibility of vehicle emissions testing.

Putting Consumers First

Ontario is putting consumers first by strengthening rights and providing more protection. To help inform consumers of their rights and to let them know where to go if they have a complaint or dispute, the government recently established Consumer Protection Ontario. This new awareness program is part of the government’s plan to protect consumers and ensure a fair marketplace.

Modernizing the Condominium Act

The government is taking steps to update and improve the Condominium Act, 1998, to address the needs of the condominium community and support the long-term sustainability of condominium living.

To respond to the evolving sector, Ontario launched a public consultation to identify a comprehensive set of issues and develop long-term solutions relating to matters such as:

▪	Consumer protection for buyers;
▪	Condominium finances and reserve fund management;
▪	Condominium board governance;
▪	Expertise/accreditation of condominium managers; and
▪	Dispute resolution, for example, between condominium boards and owners.

As a next step, the Province will introduce legislation in the spring of 2014 that, if passed, would establish mandatory qualifications for condominium managers and create a modern dispute resolution system. These new measures would allow condominium owners to use an alternative to the court system, saving money and resolving disputes more quickly, and would increase protection for condominium owners, tenants and buyers by improving condominium management standards.

Establishing Province-wide Standards for Home Inspectors

Buying a home is the largest purchase most people make. Having a home inspection before finalizing the transaction can help people make informed decisions and avoid unexpected problems and expenses.

A group of experts, including home inspectors, consumer advocates, educators and representatives from the real estate, law and insurance sectors, recently submitted its recommendations to the government on licensing, standards and qualifications for home inspectors. The Province will review and consider these recommendations as it explores province-wide standards for home inspectors with the aim to:

▪	Increase transparency in the profession;
▪	Ensure a minimum standard of training;
▪	Improve consistency in home inspections; and
▪	Enhance consumer protection.

Strengthening Building Safety

Currently, the Building Code Act, 1992, does not require the involvement of professional engineers and architects in the design of certain types of buildings. As a result, there is a risk that non-qualified people may attempt to design large and complex buildings, putting public safety at risk.

To further promote public safety, the government proposes to introduce amendments to the Building Code Act, 1992, which, if passed, would clarify that only qualified designers and design professionals can design certain types of buildings in Ontario.

As well, the Province proposes to address the problem of illegal residential building. Illegal residential building takes place when a builder builds a home in his or her own name, registers it as private construction, and sells it on completion as a private home without having registered it for a new home warranty with Ontario’s Tarion Warranty Corporation. There is a concern for public safety because a house built illegally is at risk of substandard construction. In response, the government proposes to explore options to address this, which may include legislative and regulatory changes.

French Language Services Commissioner

On January 1, 2014, the French Language Services Amendment Act took effect, making the French Language Services Commissioner an independent officer of the provincial Legislature. The Commissioner is responsible for handling complaints and conducting investigations to ensure compliance with the French Language Services Act, which guarantees an individual’s right to receive services in French from ministries and agencies in 25 designated areas. This change is an important step forward in recognizing and safeguarding the rights of Ontario’s francophone citizens.

Highlights

☑	The government is on track to beat its deficit target for the fifth year in a row, which would result in the accumulated deficit being more than $24 billion lower than it otherwise would have been.
☑
The Province is taking a fair and balanced approach to eliminating the deficit by 2017–18 by managing overall program spending growth rates while continuing to support priority programs and services people depend on.

☑	Ontario has the lowest per-capita program spending among provinces and the lowest total government revenue per person among all Canadian provinces, including funding from federal transfers.
☑	The government has undertaken an expenditure review to find greater efficiencies and is projected to exceed its 2013–14 year-end savings target by over 50 per cent.
☑	The government continues to take strong but fair action to manage public-sector compensation and benefits costs.
☑	The government is continuing to move ahead with recommendations of the Commission on the Reform of Ontario’s Public Services. Over 80 per cent of the recommendations are now being acted on.
☑
The government is moving forward to unlock value from its interest in shares in General Motors and certain Provincial real estate assets to reinvest in public infrastructure, and has established the Premier’s Advisory Council on Government Assets to assess options for other Provincial assets, with priority given to maximizing the annual revenue for the Province.

Section E:	Making Every Dollar Count

Balanced Path to a Balanced Budget

The government is on track to beat its deficit target for the fifth year in a row, which would result in the accumulated deficit being more than $24 billion lower than it otherwise would have been, while investing in key public services. Notwithstanding slower revenue growth, the government is committed to balance the budget by 2017–18 in a fair and responsible way. Ontario already has the lowest per-capita program spending among the provinces.

Achieving this, however, will require some difficult choices. While the government continues to invest in jobs and priority services, it will make responsible spending decisions to support balancing the budget. As the Commission on the Reform of Ontario’s Public Services noted, across‐the‐board cuts advocated by some would hurt public services and undermine programs that are providing high‐quality services to the public, such as health care and education. The government rejects reckless spending cuts. Instead, the Province will continue a careful review of spending to determine which programs should be enhanced or reduced, while transforming public services to increase efficiencies and improve outcomes. Ontario’s success to date has proven that strong fiscal management can achieve desired results.

Every Dollar Counts: Supporting the Government’s Priorities

The Ontario government is taking action to manage the growth of spending by ensuring government activities are carried out efficiently. Each and every dollar must go further to achieve value for taxpayers’ hard-earned money.  Where a dollar can be saved in an area of lower priority, it will be redirected to help sustain high-priority areas, such as health, education and job creation. The Province is taking a fair and balanced approach to eliminating the deficit by 2017–18 by managing overall program spending growth rates while continuing to support priority programs and services people depend on.

The government is also committed to making investments in the Ontario economy to create jobs, increase opportunity and support long-term prosperity, while continuing to manage the Province’s finances responsibly.

Ontario has the lowest per-capita program spending among provinces, while still providing high-quality public services. The Province continues to make important decisions to control costs while supporting key public services to, for example, reduce health care wait times and improve student achievement. These outcomes speak to spending effectively in areas that have the greatest benefit to Ontarians, both now and in the future.

The Ontario government is determined to be the most effective and efficient in Canada, because of a sustained effort to root out waste, focus on priorities, and make every dollar count.

Because of the choices the Province is making, Ontario’s economy will be well placed to take full advantage of the expected return of stronger global economic growth. This will create the new jobs necessary to generate revenue to help support eliminating the deficit. Those same choices will put Ontario on a path to begin to pay down the debt to reduce Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent.

At the same time, responsible fiscal management means the government must think long term about the choices it makes, especially in challenging economic times when maintaining public services and critical investments is so important.  Ontario has the lowest total government revenue per person among all Canadian provinces, including funding from federal transfers.

Annual Savings Target and Expenditure Review

As announced in the 2013 Economic Outlook and Fiscal Review, the government has undertaken an expenditure review to find greater efficiencies as part of its plan to control spending while transforming public services for better value and outcomes. The review recommended strategies to manage growth in spending that are helping the government project a lower-than-forecast deficit in 2013–14.

The 2013 Budget included a $1.0 billion year-end savings target. The government is projected to exceed the year-end savings target by over 50 per cent.

Actions of the expenditure review that contributed to these savings included:

▪
Saving more than $200 million through changes to benefits for employees retiring on or after January 1, 2017, that will bring public service post-retirement benefit entitlements in line with practices in the private sector and other jurisdictions; and

▪	Freezing non-essential spending for the last quarter of the 2013–14 year.

Given the success of this review, and to support the government’s commitment to balance the budget by 2017–18, the review will be an ongoing part of the Province’s balanced approach to fiscal management.

The Province is implementing an annual program review savings target. This target is set at $250 million for 2014–15 and $500 million for each of 2015–16 and 2016–17. The target will focus on maintaining or enhancing the delivery of public services while reducing costs that are not essential to delivering service.

Finding efficiencies in public services delivery is already underway in many sectors. The government will focus on enhancing these successful models by adopting best practices; driving efficiencies; eliminating duplication to reduce costs in the Ontario Public Service (OPS) and broader public sector (BPS); and adopting technology and other tools to improve customer service and accelerate sector transformation that is already showing results.

Compensation and Benefit Costs

Managing Executive Compensation

To directly control the compensation of senior executives in the BPS, the government has introduced Bill 179, the Public Sector and MPP Accountability and Transparency Act, 2014. If passed, the legislation would provide the government with the authority to establish compensation frameworks, including the use of sector-specific hard caps. Proposed legislation would also authorize the government to obtain all compensation-related information, including contracts. Compliance and enforcement measures would include:

▪	Requiring organizations to submit attestations confirming compliance with the compensation frameworks;
▪	Requiring organizations to repay any amount that is above the compensation frameworks as a debt to the Crown; and
▪	Providing the government with the ability to conduct audits to verify compliance with the compensation frameworks.

Continuing the Salary Freeze on Members of Provincial Parliament

The government recognizes that everybody needs to do their part in tough times, and, as a result, has proposed to extend the pay freeze for Members of Provincial Parliament (MPPs) through Bill 177, the MPP Salary Freeze Act, 2014, until the budget is balanced. Salaries for MPPs have been frozen since 2009. If this act is passed, the pay freeze could last until the budget is balanced in 2017–18 and confirmed in the Public Accounts for that year. The pay freeze for federal MPs ended in 2013–14, having lasted for three years.

Managing Benefit Costs

The government is taking additional actions to manage compensation costs, which will generate savings of over $1.4 billion by 2017–18, by bringing public service retirement benefits in line with practices in the private sector and other jurisdictions for employees retiring on or after January 1, 2017.

Employees of the OPS and other public-sector employers who are part of the OPS pension plans will be transitioned to a new cost-sharing model for retiree benefits that is in line with those of other private- and public-sector organizations.

Public-Sector Compensation

The government continues to take strong but fair action to manage public-sector compensation costs. With over half of government spending going to salaries and benefits in the OPS and BPS, managing public-sector compensation costs is an important part of the Province’s plan to control spending and protect front-line government services. Compensation costs must be addressed within Ontario’s existing fiscal framework. All public-sector partners need to continue to work together to control current and future compensation costs.

The government continues to respect the collective bargaining process. Collective bargaining enhances the ability of responsible employers and bargaining agents to increase productivity, deliver services and ensure fiscal sustainability. Any modest wage increases that are negotiated must be absorbed by employers within available funding and within Ontario’s existing fiscal plan through efficiency and productivity gains or other tradeoffs so that service levels continue to meet public needs.

Ontario public‐sector settlements continue to be below the average of those in the private sector, municipal sector and federal public sector.

Managing Public-Sector Pension Costs

Pension plans in all sectors, including the public sector, have faced funding pressures arising from general economic and demographic factors. The government is a direct sponsor, co-sponsor or provider of indirect funding for sponsors of most public-sector plans. Consequently, these funding pressures can have a negative impact on the government’s finances.

To help manage these funding pressures, the government has:

▪	Reached contribution agreements with the four pension plans consolidated in the Province’s financial statements; and
▪	Initiated temporary solvency funding relief measures.

The contribution agreements apply to the Colleges of Applied Arts and Technology Pension Plan, Healthcare of Ontario Pension Plan, Ontario Public Service Employees Union Pension Plan, and Ontario Teachers’ Pension Plan. They provided a freeze in employer contributions until 2017 and avoided the potential of up to $1.5 billion in additional employer contributions.

The solvency funding relief measures are directed to single-employer plans in the public sector that have a funding shortfall and are required to make special payments. Employers receive time-limited relief from making special payments. This relief resulted in a $700 million cumulative reduction in required payments by the end of 2013. Total solvency funding relief is expected to reach an estimated $1.3 billion by the end of 2015.

In exchange for this relief, plans commit to making changes in their contribution or benefit structure. As a result, the solvency funding relief measures have led to permanent improvements to the plans’ sustainability and affordability. To date, at least 17 plans have successfully negotiated changes with members resulting in higher member contribution rates and/or reduced benefits for future service.

The Commission on the Reform of Ontario’s Public Services forecast that pension expense would increase by $1.1 billion over the period from 2012–13 to 2017–18. The current government forecast of pension expense suggests a decline of $1.5 billion over the same period, resulting in a cumulative reduction of $8.7 billion compared to the Commission’s forecast. This also reflects an improvement in the pension expense forecast as compared to the 2013 Budget (see section entitled Path to Balance, in Chapter II, Section E: Ontario’s Fiscal Plan for more information).

TABLE 1.8 Difference in Projected Pension Expense versus Commission on the Reform of Ontario’s Public Services’ Forecast ($ Billions)
	2012–13		2013–14	2014–15	2015–16	2016–17	2017–18
Commission Forecast	3.1		3.7	3.6	3.7	4.0	4.2
Current Forecast	3.0	*	3.0	2.5	2.0	1.7	1.5
Difference in Forecast	(0.1)		(0.8)	(1.1)	(1.7)	(2.3)	(2.7)
*Actual expense for 2012–13. Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

Electricity Sector Pension Sustainability

In January 2014, the government appointed Jim Leech, former CEO of the Ontario Teachers’ Pension Plan, as Special Advisor, Electricity Sector Pension Sustainability, with a mandate to provide recommendations on initiatives to improve the sustainability and affordability of the plans. Electricity sector pension plans are relatively generous to employees and costly to employers; these costs are ultimately reflected in prices charged to ratepayers.

Mr. Leech has completed his report and delivered it to the government. In the near future, the Minister of Energy will announce further details respecting the report and the government’s response.

Managing Spending Growth and Maintaining Key Services

The government is undertaking initiatives across the OPS and is working with its partners in the BPS to drive efficiencies, transform service delivery, manage the growth of spending and maintain services on which Ontario families rely.

Responsible Management in Health Care

Ontario has found efficiencies in health care and prescription drug costs:

▪	Implementing drug reforms, including reducing the price the government pays for generic drugs. These changes are achieving savings of about $500 million per year;

▪	Saving an additional $100 million annually since 2011–12 by actions such as managing the cost of brand-name drugs until the corresponding generic drugs become available;

▪	Implementing changes to improve alignment of funding for out-of-country health care services with funding for services delivered in Ontario, for about $86 million in savings;

▪
Creating 54 Health Links to date with plans to create more than 90 in total. This new model of care encourages greater collaboration among health care providers and could reduce unnecessary hospital visits and readmissions for patients with complex needs;

▪	Increasing investments in home and community care services to provide high-quality care in more cost-effective settings than hospitals or long-term care homes, when appropriate;

▪
Expanding the scope of practice for pharmacists to give flu shots, prescribe smoking cessation medications and show patients how to use asthma inhalers or inject insulin, which will help reduce potential future health care costs by preventing more serious and costly illnesses;

▪
Integrating existing publicly funded dental programs into the Healthy Smiles Ontario program to provide seamless enrolment for eligible children in low-income families, making it easier for them to receive timely dental care;

▪	Updating physician service fees to reflect advances in technology based on the latest medical evidence; and

▪	Saving $18 million annually starting in 2014–15 by limiting the reimbursement of diabetes test strips.

Health System Funding Reform

Changing the way health care services are funded is a key component of the government’s plan to transform health care. Ontario is entering the third year of a major reform of how it funds the health care sector: moving from a provider-centred global funding approach to a more person-centred, activity-based approach for hospitals, long-term care homes and Community Care Access Centres.

Under the reform, hospital budgets will be aligned so that 30 per cent of their funding is based on the types and volume of services and treatments they deliver, at a price that reflects evidence-based best practices after factoring in the complexity of patients and procedures. Hospitals have an incentive to pay attention to how services are provided, at what cost, and to find efficiencies and improve quality, in order to be able to deliver procedures at the best-practice price.

Ontario continues to move from a global funding model for hospitals by increasing the overall share of their budgets based on patient- and activity-based funding — from 46 per cent in 2012–13 to 53 per cent in 2014–15.

Funding reform is particularly important in the hospital sector to help manage costs as the government is continuing to hold hospitals’ overall base operating funding to zero per cent growth in 2014–15. This is critical to managing overall health care expenditures as funding to hospitals is the largest area of health spending.

Transforming Public Services

Ontario will continue to implement and, in some cases, accelerate transformational initiatives that have generated increased efficiency and effectiveness. The government will maintain momentum as it moves forward to transform public services by changing the way programs and services are delivered, to ensure results and better value for money.

Centralized Collections

A number of ministries have adopted different approaches to the collection of non-tax provincial debt. Some ministries have established in-house collection units, while others have relied extensively on private collection agencies. Leveraging the collection expertise of the Ministry of Finance, which is responsible for the collection of tax debt, a centralized collection model has been developed that is focused on active management of outstanding accounts, increasing cash/revenue recoveries and reducing reliance on private collection agencies.

During 2013–14, the Ministry of Finance signed agreements with several ministries to collect outstanding non-tax debt of more than $1 billion on their behalf. With the transfer of the outstanding non-tax collection portfolio, the Ministry of Finance now collects more than 85 per cent of all non-tax debt and, by 2015, it is expected to collect about 98 per cent of all non-tax debt.

Once appropriate regulatory authorities are in place, the strategic application of a broader range of collection tools should generate additional proceeds of $25 million annually by 2015–16.

Transforming the Delivery of Benefit Programs to Ontarians

As part of the broader transformation of the delivery of public services, the government is committed to improving the way benefit programs are delivered to Ontarians. Currently, more than 40 tax and benefit programs providing more than $25 billion in support for people are delivered by 10 different ministries.

Working with program and service delivery partners, Ontario has begun transforming the delivery of benefit programs. For example, eligibility processes continue to be streamlined, with more programs using the automated income verification service between the Ministry of Finance and Canada Revenue Agency. Progress has also been made with respect to providing Ontarians with centralized access to benefit program information. Based on advice from external experts, a consent-based identification approach that uses a common identifier to centrally link data across multiple programs was recommended for Ontario.

Considerable progress has been made in the development of the pilot projects for the My Benefits Account, with the goal of implementing in late 2015–16.

Better Services for Taxpayers

The government will review all of its tax and benefit administration programs and services, with a view to moving to a full electronic service model within the next five years. Currently, some of the programs and services are provided electronically but not fully utilized by clients. The government will explore opportunities for enhanced e-service for applications, registrations, tax remittance, collections and other services.

Additionally, the Province will work closely with the federal government to expand the adoption of the Business Number as a common identifier for all businesses in Ontario, thereby simplifying their dealings with all levels of government.

Progress on Implementing Commission on the Reform of Ontario’s Public Services’ Recommendations

The government is continuing to move ahead with the Commission on the Reform of Ontario’s Public Services’ recommendations — over 80 per cent of recommendations are now being acted on, up from 60 per cent in the 2013 Budget.

These actions are enabling sustainable transformation and supporting successful expenditure management. The government is continuing to implement the Commission’s recommendations as part of its commitment to deliver the most effective and efficient public services.

A cross-section of actions taken in response to the Commission’s recommendations can be found online at www.fin.gov.on.ca/en/reformcommission/progress

Continuing to Improve Agency Accountability and Transparency

The government continues to strengthen its oversight of classified agencies and reduce risk in the agencies sector. The government is committed to ensuring that only those agencies that play an important role in the social and economic fabric of the province continue to operate.

In 2010–11, the government reduced the number of classified agencies in Ontario from 259 to 246 (a drop of five per cent). Since March 2011, hard work and careful management have seen an additional reduction in the number of classified agencies by approximately 20 per cent.

By March 2015, the government is committed to reducing the number of classified agencies by approximately 30 per cent below the 2011 baseline (246 classified agencies). For example, the government is proposing to merge the Ontario Mortgage Corporation with the Ontario Mortgage and Housing Corporation, eliminating some overlapping functions. The merger would result in more efficient administration of various housing and loan programs.

The government is also proposing legislative amendments to consolidate two electricity agencies — Ontario Power Authority (OPA) and the Independent Electricity System Operator (IESO) — in order to realize efficiencies and contain costs.

Beginning this year, the government will be requiring that the mandates of all classified agencies be reviewed on a regular basis. By undertaking focused mandate reviews, the government will ensure that the tax dollars of hardworking Ontarians will only be used to support those classified agencies that are carrying out activities and/or delivering services that are aligned with the needs and expectations of citizens and their government. In instances where agencies are not aligned or meeting expectations, the government will use the mandate review results to help determine whether particular agencies should be downsized, consolidated or divested.

To increase classified agency transparency, the government has introduced legislation that, if passed, would provide the Integrity Commissioner with the ability to review expense claims of appointees and senior executives on a selective basis. The scope of the Commissioner’s review would be expanded to all 197 classified agencies.

In addition, to further drive transparency, in March of this year, the government made a commitment that all classified agencies would be required to publicly post business plans and other governance documents, and the expense information for appointees and senior executives in those agencies.

The government will ensure classified agencies continue to be well governed and mindful of the best interests of the people of Ontario. Over the coming months, all appointees to classified agencies will be required to receive governance training related to their responsibilities overseeing Ontario’s classified agencies.

The government will continue to instil a risk management culture across the classified agencies sector by requiring that ministries undertake ongoing risk assessment evaluations of their agencies. The current risk framework will be refined and enhanced to ensure that classified agencies have comprehensive and transparent risk mitigation plans.

Finally, to improve accountability at the most senior levels in classified agencies, the Chairs/CEOs of all agencies will be required to annually attest that their organizations are in full compliance with all government directives. This will help ensure that agencies stay on track and remain aligned with the needs and expectations of Ontarians and their government.

Unlocking the Value of Provincial Assets

The Province has a wide range of valuable assets, including an extensive real estate portfolio and operating enterprises. Maintaining Provincial ownership for many of these assets remains a priority to deliver key services to the public. Some assets, however, may no longer serve a public policy purpose and are of particular interest to, for example, Ontario’s large pension plans as good long-term investments.

Unlocking the value of these assets through operational improvements or asset sales gives the government an innovative revenue source to reinvest back into the economy. Net revenue gains from the divestment of certain assets will be invested in provincial assets such as roads, bridges and transit. These revenues will be used to invest in public infrastructure to expand Ontario’s economy, improve Ontario’s competitiveness, boost productivity and create jobs.

A number of the Province’s assets are no longer critical to delivering on core government programs or priorities. These include the Province’s interest in General Motors’ shares, acquired at the time of the auto industry restructuring, and a number of prime-located real estate assets. The government will not sell public assets for the purpose of meeting operating budget shortfalls. Instead, net revenue gains from these and certain other asset sales are planned to flow to the proposed Trillium Trust, which would help to fund the building of a new generation of public infrastructure to improve the Province’s long-term competitiveness for the well-being of all Ontarians.

As announced in the 2013 Ontario Economic Outlook and Fiscal Review, the government has been exploring opportunities to unlock economic value from Liquor Control Board of Ontario’s (LCBO) headquarters and Ontario Power Generation’s (OPG) head office. The government will now move forward on divesting those assets. Other real estate assets are being revitalized, including the former Lakeview generating station property in southeastern Mississauga, which is expected to see a balanced mix of commercial, residential and recreational development over the next decade; and the Seaton Lands in Pickering, where one of the largest new urban communities in Canada will be developed over the next 20 years. The government will explore opportunities to divest these assets. It is also considering divesting some of its non-core downtown Toronto assets, primarily office space, located on prime commercial land. Selling these and similar non-core assets frees up resources to invest in new public infrastructure, building a stronger foundation for increased economic growth.

The Province’s valuable assets include large and complex Government Business Enterprises (GBEs) — such as the LCBO, Hydro One and OPG. To identify opportunities to optimize the full value and performance of these core assets, the government will launch an in-depth review process.

The Premier’s Advisory Council on Government Assets will examine how to get the most out of key government assets to generate better returns and revenues for Ontarians. The Council will report directly to the Premier of Ontario and be supported by existing resources within the government. The Council has been given a mandate to maximize the value of these GBEs to the Province, including such measures as efficient governance, growth strategies, corporate reorganization, mergers, acquisitions and public-private partnerships. The Council will give preference to continued government ownership of all core strategic assets.

The government is committed to strengthening the accountability, financial management, and transparency of its business enterprises. The Council will report to the Premier on the LCBO, Hydro One and OPG, by the end of 2014 in order to feed into the 2015 Budget process.

The concept of asset recycling is common around the world, and will help the government use scarce resources to their best possible effect — building public infrastructure that will improve private-sector productivity and Ontarians’ quality of life.

In all its activities, the council will be guided by three principles:

▪	The public interest remains paramount and protected;
▪	Decisions align with maximizing value to Ontarians; and
▪	The decision process remains transparent, professional and independently validated.

Final decisions would be made by the government.

Asset Recycling Globally

● In 2014, the Australian government announced a plan to sell $130 billion (Australian dollars) in government assets and use the proceeds to invest in new infrastructure projects, potentially including a new International Airport in Sydney, that would create jobs and grow the economy.

● In 2010, the United Kingdom sold the high-speed train that connects London to the Chunnel for £2.1 billion. The Ontario Municipal Employees Retirement System (OMERS) and Ontario Teachers’ Pension Plan (OTPP) were the successful bidders on the 30-year concession to operate the rail line. The U.K. government has since made significant investments in transportation infrastructure including the Crossrail — a new subway line in London that is the largest project currently underway in Europe.

● In 2013, the United Kingdom conducted an initial public offering of the British Royal Mail, raising almost £2 billion for the British government.

Reducing the Government’s Footprint

The Province is transforming the way it manages its real estate holdings. To facilitate cost savings, reduce its environmental footprint and provide more sustainable workplaces, it is committed to shrinking its office footprint in the City of Toronto by about one million square feet — equivalent to more than 11 Canadian Football League fields.

Ontario’s real estate strategy includes adopting a new office space standard of up to 180 rentable square feet per employee, consolidating into fewer locations and making more efficient use of existing government office space. For example, the retrofit of 222 Jarvis Street in Toronto has reduced the government’s footprint by over 135,000 square feet.

Since April 1, 2012, the office footprint in Toronto has been reduced by approximately 242,000 rentable square feet, with close to $9.6 million per year in estimated savings. This is a trend in the private sector and governments around the world. The Province will take additional steps to prioritize scarce realty dollars to deliver government priorities.

Supporting Municipalities While Managing Responsibly

Ongoing Support to Municipalities

The Province has a strong record of supporting and working with municipalities. In 2014, the Province will provide municipalities with ongoing support of approximately $3.5 billion — an increase of more than 200 per cent over 2003. The significant level of support that the Province has provided to the municipal sector was highlighted by the Commission on the Reform of Ontario’s Public Services, which noted that the rate of increase in support to the municipal sector has been significantly higher when compared to other sectors, including health care and education.

Despite continued global economic uncertainty and its impact on Ontario’s recovery, as well as the Commission’s recommendation to delay the implementation of the provincial uploads, the government continues to upload social assistance benefit programs as well as court security and prisoner transportation costs off the property tax base, recognizing the importance of this commitment to municipalities.

As a result of the uploads, municipalities are seeing over $1.5 billion in savings in 2014 alone, which is the equivalent of nearly 10 per cent of property tax revenue in the province. These savings will continue to grow until full implementation of the provincial uploads by 2018.

Ontario Municipal Partnership Fund

The Ontario Municipal Partnership Fund (OMPF) is the Province’s main unconditional transfer payment to municipalities that primarily supports rural and northern communities in recognition of their unique challenges.

In 2012, the government announced the review and phase-down of the OMPF to $500 million by 2016. The phase-down was also part of the 2008 upload agreement with municipalities.

The government will continue to provide unconditional support to municipalities through the OMPF and proceed with the phase-down to $500 million. However, to manage program spending, and in light of the significant level of support provided to municipalities, the phase-down schedule for the OMPF will be adjusted for 2015. Under the revised schedule, municipalities will receive $515 million through the program in 2015.

Ontario will continue to work closely with municipalities to manage the phase-down of the program, and ensure that details of the 2015 allocations are available as soon as possible to support municipal budget planning.

Even with the phase-down of the OMPF, the government’s commitment to the provincial uploads means that overall support to municipalities will continue to increase, with the provincial uploads more than offsetting the reduction to the program.

TABLE 1.9 Provincial Support to Municipalities Continues to Increase ($ Millions)
	2013	2014	2015	2016
Provincial Uploads	1,368	1,560	1,630	1,770
OMPF	575	550	515	500
Combined Support	1,943	2,110	2,145	2,270

Strengthening Ontario’s Property Tax System

Ontario’s property assessment and tax system plays a fundamental role in supporting local municipal services and the Province’s elementary and secondary school system. The 2013 Budget announced that the Province would work with the Municipal Property Assessment Corporation (MPAC), municipalities and business taxpayers to review options to ensure Ontario’s property tax system is fair, accurate and predictable.

The final report on the Special Purpose Business Property Assessment Review was released in December 2013 and is available on the ministry’s website. The report includes recommendations related to improving the assessment of specific special purpose business properties, as well as 26 overarching recommendations for strengthening the overall property assessment system. The Ministers of Finance and Municipal Affairs and Housing have accepted the report. The Province is now focused on implementing the recommended improvements to Ontario’s property assessment system in consultation with municipalities and other stakeholders.

Power Dam Special Payment Program

The Province provides a special annual payment to municipalities hosting hydro-electric generating stations (power dams). Through this program, the Province has been providing municipalities with funding that reflects the amount of property tax revenue that each municipality received from these stations prior to 2001, when the stations became exempt from property taxation.

In 2013, the Province advised municipalities that this program would be reviewed as part of a broader examination to ensure government programs meet their policy objectives, while taking into account the government’s ongoing effort to make responsible spending choices. Pending the outcome of the review, the Province committed to maintain a stable level of funding to municipalities under this program for the 2013 and 2014 taxation years.

As a result of the Province’s review, and in the context of the government’s commitment to continue to manage spending, the program will be phasing down to $14.3 million by 2017.

TABLE 1.10 Power Dam Special Payment Program Annual Funding ($ Millions)
	2014	2015	2016	2017
Annual Payments to Municipalities	18.7	18.1	16.8	14.3

The Province will work with municipalities on ways to implement the phase-down in a manner that is fair and manageable.

CHAPTER II

Ontario’s Economic Outlook
and Fiscal Plan

Highlights

☑	Government-projected 2014 real GDP growth: 2.1 per cent.
☑	Private-sector average projected 2014 real GDP growth: 2.2 per cent.
☑	Government-projected 2015 real GDP growth: 2.5 per cent.
☑	Private-sector average projected 2015 real GDP growth: 2.6 per cent.
☑	Net new jobs in Ontario since recessionary low in June 2009: 459,500.
☑	2013–14 deficit is projected to be $11.3 billion, an improvement of $0.4 billion compared with the 2013 Budget forecast.
☑	Ontario has the lowest program spending per capita and raises the lowest total revenue per capita among Canadian provinces, including funding from federal transfers.
☑	The Province is projecting deficits of $12.5 billion in 2014–15, $8.9 billion in 2015–16, and $5.3 billion in 2016–17 — with a return to a balanced budget in 2017–18.
☑	Over the medium term, the government will continue to take responsible actions to ensure every dollar spent counts, and manage program expense growth to balance the budget by 2017–18.
☑
The Legislature passed the Financial Accountability Officer Act, 2013, to establish a Financial Accountability Officer who will provide independent analysis to Members of Provincial Parliament on the state of the Province’s finances.

Section A:	Overview

TABLE 2.1 2014 Budget — Numbers at a Glance
Ontario’s Economy:		Provincial Finances:
Projected Real GDP Growth, 2014	2.1%	2014–15 Deficit Projection	$12.5 billion
Avg. Private-Sector Growth, 2014	2.2%	2014–15 Revenue Plan	$118.9 billion
Projected Real GDP Growth, 2015	2.5%	2014–15 Expense Plan	$130.4 billion
Avg. Private-Sector Growth, 2015	2.6%	2014–15 Reserve	$1.0 billion
Jobs since June 2009	459,500	Deficit-to-GDP Ratio (2013–14)	1.6%
Increase in Real GDP (2013 above 2003)	14.9%	Accumulated Deficit-to-GDP Ratio (2003–04)	24.6%
Increase in Real Household Disposable Income (2013 above 2003)1	28.9%	Accumulated Deficit-to-GDP Ratio (2013–14)	25.6%
1 2013 real household disposable income is an Ontario Ministry of Finance estimate.

Ontario’s economy continues to grow at a moderate pace, contributing to new jobs and business opportunities. The global economic environment, however, remains challenging. That is why the government is moving forward with a 10-year plan for the economy focused on strategic investments in people, modern infrastructure, and a dynamic and innovative business climate. These actions will put the province and its people in a position to succeed by helping to spur economic growth and create the new jobs necessary to support eliminating the deficit.

Since the recessionary low in June 2009, 459,500 net new jobs have been created in Ontario. The pace of job creation in Ontario since June 2009 has been stronger than in most developed economies, including the United States, the average for member countries in the Organisation for Economic Co-operation and Development (OECD), and the rest of Canada combined.

The deficit for 2013–14 is now estimated to be $11.3 billion — a $0.4 billion improvement compared with the 2013 Budget forecast. This marks the fifth year in a row that the Province is reporting a projected deficit lower than forecast.

Ontario’s performance against its fiscal targets to date is the result of a responsible and balanced approach to fiscal management, and the government’s commitment to ensure value for taxpayers’ money by making every dollar count. The government has managed spending in a way that has resulted in lower-than-forecast program expense in each of the last five years. Ontario also has the lowest program spending per capita among Canadian provinces, and raises the lowest total revenue per capita, including funding from federal transfers, while still providing high-quality public services that support the well-being of Ontarians.

While Ontario remains committed to continuing to manage spending amid challenges in the broader economic environment, these conditions mean the government must continue to invest.

Ontario is not alone in facing these challenges — most other provinces have had to extend their balanced-budget timelines, and the federal government has also seen declining revenue projections. These challenges mean the government must think long term about the choices it makes. Across-the-board cuts at this time would harm Ontario’s economic and fiscal prospects.

Despite a decline in the medium-term outlook for revenue since the 2010 Budget, the government has been taking steps to manage spending growth and remains committed to balancing the budget by 2017–18. The government is balancing the budget in a way that is both fiscally responsible and fair, holding program spending growth to an average annual rate of 1.1 per cent over the next three years while protecting critical investments and public services for all Ontarians.

In the 2013 Ontario Economic Outlook and Fiscal Review, the government made its priority clear — that it will continue to protect investments in jobs, growth and families ahead of short-term targets. As a result, it is now projecting a deficit of $12.5 billion in 2014–15, $8.9 billion in 2015–16, and $5.3 billion in 2016–17, and a return to a balanced budget in 2017–18.

Over the medium term, the government will take deliberate actions to continue to meet or beat these deficit targets. These include responsible management of program spending, maintaining the integrity of provincial revenue, and introducing tax fairness for people and businesses.

Transparency, Financial Management and Fiscal Accountability

Ontario continues to act on opportunities to further strengthen transparency, financial management and fiscal accountability, in support of achieving the Province’s fiscal plan and delivering government programs and services.

Similar to previous years, Ontario has once again received an “A” ranking from the C.D. Howe Institute for its clarity in presentation and explanation of financial results.1 The Province ensures comparable and consistent financial information is used to support financial planning and tracking reflected in its Budgets, Expenditure Estimates, quarterly financial statements and annual results reported in the Public Accounts. This is accomplished through consistent application of accounting policies and reporting structures that aid effective decision-making and ensure transparency and accessibility of the financial results for the public.

Transparency

Environmental Liabilities

The Province currently reports financial liabilities that are based on its environmental obligations resulting from federal legislation. The government plans to enhance its reporting on environmental liabilities in accordance with the Public Sector Accounting Board’s (PSAB) new standard on accounting for contaminated land, which is effective for 2014–15. Under the new standard, the Province’s own legislation must also be considered when identifying liabilities to be reported. The new standard will be reflected in the government’s statement of financial position reported in the Public Accounts of Ontario 2014–2015. The government is considering related legislative changes required to support application of the new standard.

Recent Developments in Public Sector Accounting Standards

The government continues to evaluate the impact of PSAB’s prospective standards for financial instruments and foreign currency, which will be effective as of April 1, 2016. No changes are required for the 2014–15 fiscal year. The Province will work with PSAB to address potential implementation issues.

1	William B.P. Robson and Colin Busby, “Credibility on the (Bottom) Line: The Fiscal Accountability of Canada’s Senior Governments, 2013,” C.D. Howe Institute, (2014).

Financial Management

The government will propose an Interim Appropriation for 2014–15 Act, 2014. If approved by the Legislature, this would provide the interim legal spending authority for anticipated 2014–15 spending, pending finalization of the 2014–15 Supply process. This proposed legislation is required for the government to continue operations until the Legislative Assembly has approved the Expenditure Estimates and a Supply Act is proposed and passed.

Fiscal Accountability

Designated Revenue Reporting

Accountable financial management requires transparent reporting on the Province’s delivery of its financial commitments. For example, the proposed Trillium Trust would dedicate net revenue gains from certain asset sales to finance key infrastructure projects as part of the government’s 10-year plan for the economy, which includes investments in public transit, transportation infrastructure and other priority infrastructure. To ensure accountability for the use of dedicated funds, the government is exploring proposed new reporting mechanisms and associated legislative changes to support these commitments.

Financial Accountability Officer

In order to enhance fiscal accountability and transparency, in September 2013, the Legislature passed the Financial Accountability Officer Act, 2013, to establish a Financial Accountability Officer as an independent officer of the Legislature. Ontario is the first province to introduce this oversight measure. The Financial Accountability Officer will be able to provide independent analysis to all Members of Provincial Parliament about the state of the Province’s finances, including the Ontario Budget, as well as look at trends in the provincial and national economies.

The establishment of a Financial Accountability Officer builds on previous government actions to enhance transparency and accountability, such as the Fiscal Transparency and Accountability Act, 2004.

Section B:	2013–14 Interim Fiscal Performance

Ontario’s deficit for 2013–14 is now projected to be $11.3 billion. Despite lower-than-projected revenue, the government continues to beat its fiscal targets as a result of its approach to managing growth in spending. This marks the fifth year in a row that Ontario is reporting both lower-than-projected program expense and a deficit lower than forecast.

TABLE 2.2 2013–14 In-Year Fiscal Performance ($ Millions)
	Budget Plan	Interim	In-Year Change
Revenue
Taxation Revenue	81,975	80,454	(1,521)
Government of Canada	22,475	22,240	(235)
Income from Government Business Enterprises	4,479	4,751	272
Other Non-Tax Revenue	7,916	8,208	292
Total Revenue	116,845	115,653	(1,192)

Expense
Programs	116,983	116,396	(587)
Interest on Debt	10,605	10,556	(49)
Total Expense	127,588	126,952	(636)
Reserve	1,000	–	(1,000)
Surplus/(Deficit)	(11,743)	(11,300)	443
Note: Numbers may not add due to rounding.

▪	Total revenue in 2013–14 is projected to be $1,192 million below the 2013 Budget Plan, primarily due to lower taxation revenue.

▪
Ontario’s program expense is projected to be $587 million lower than outlined in the 2013 Budget, the fifth year in a row that spending is projected to be lower than forecast. Managing growth in spending is the primary contributor to the Province being on track to beat its deficit target this year, despite experiencing lower-than-forecast revenue.

▪
Total expense in 2013–14 is projected to be $636 million lower than forecast in the 2013 Budget. This includes the impact of a slightly lower interest on debt expense projection, primarily reflecting Ontario’s lower-than-forecast cost of borrowing relative to Canada in the 2013 Budget and cost-effective debt management.

The 2013 Budget included a $1.0 billion reserve for 2013–14 in recognition of the potential impact of continued global economic uncertainty on the Province’s fiscal outlook. Consistent with this, the reserve is being used to partially mitigate the impact of the $1.2 billion decline in the revenue outlook on the Province’s fiscal performance.

Given the preliminary nature of these estimates, the interim forecast is subject to change as actual Provincial revenue and expense are finalized in the Public Accounts of Ontario 2013–2014 this summer.

In-Year Revenue Performance

Total revenue in 2013–14 is estimated to be $115,653 million. This is $1,192 million below the amount projected in the 2013 Budget. The decrease is largely due to lower taxation revenues.

TABLE 2.3 Summary of Revenue Changes since the 2013 Budget ($ Millions)
		Interim 2013–14
Taxation Revenue
Sales Tax	(1,475)
Land Transfer Tax	222
Corporations Tax	100
All Other Taxes	(368)
		(1,521)
Government of Canada
Canada Health Transfer and Canada Social Transfer	(175)
Other	(60)
		(235)
Income from Government Business Enterprises
Ontario Power Generation Inc./Hydro One Inc.	256
Other Government Business Enterprises	16
		272
Other Non-Tax Revenue
Gain on Sale of GM Shares	249
All Other Non-Tax Revenue	43
		292
Total Revenue Changes since 2013 Budget		(1,192)
Note: Numbers may not add due to rounding.

Revenue Changes

Highlights of key 2013–14 revenue changes from the 2013 Budget forecast are as follows:

▪
Sales Tax revenues are estimated to be $1,475 million lower, largely reflecting lower estimates of Ontario’s Harmonized Sales Tax entitlements for 2012 and 2013. About one-half of the decrease is a one-time adjustment due to an overestimation of Sales Tax revenues in the Public Accounts of Ontario 2012–2013.

▪	Land Transfer Tax revenues are estimated to be $222 million higher, reflecting continued strength in the Ontario housing market.

▪	Corporations Tax revenues are estimated to increase by $100 million as a higher tax base and one-time amounts more than offset the impact of lower growth in net operating surplus of corporations.

▪
All Other Tax revenues combined are estimated to decrease by $368 million, mostly due to lower-than-expected Mining Tax and Education Property Tax revenues. Mining Tax revenue is $122 million below the 2013 Budget forecast because of large prior-year refunds and weaker-than-expected commodity prices. Education Property Tax is $163 million lower mostly because of in-year tax reductions due to a number of factors including slower-than-projected assessment growth from newly constructed or renovated properties and property assessment appeals.

▪
Government of Canada transfers under the Canada Health Transfer and Canada Social Transfer programs are $175 million lower, mainly due to downward revisions by Statistics Canada to historic population estimates that lowered Ontario’s share of Canada-wide population. As historic population estimates were revised, the 2013–14 change also includes one-time adjustments for prior years.

▪
All Other Government of Canada transfers are $60 million below the 2013 Budget forecast, mainly due to lower transfers to consolidated government agencies and revised timelines for capital projects. These reductions are largely offset by corresponding lower spending.

▪
The combined net incomes of Ontario Power Generation Inc. (OPG) and Hydro One Inc. (Hydro One) are estimated to be $256 million higher, largely due to lower operating costs and higher generation revenues at OPG and higher transmission and distribution revenues at Hydro One.

▪	For 2013–14, net income from the Ontario Lottery and Gaming Corporation and the Liquor Control Board of Ontario is projected to be largely in line with the 2013 Budget projection.

▪	Other Non-Tax Revenue is projected to be $292 million higher, largely reflecting:
▪	A $249 million gain on the sale of the Province’s interest in 10 million shares of General Motors Company, announced on September 10, 2013; and
▪	Higher recoveries from power supply contracts, which are fully offset by power supply contract costs, and higher sales and rentals revenues from consolidated government agencies.

In-Year Expense Performance

Total expense in 2013–14 is currently projected to be $635.7 million lower than the 2013 Budget forecast. The revised projection is primarily the result of the government’s ongoing efforts to make responsible spending choices and lower-than-projected interest on debt expense.

Program expense in 2013–14 is projected to be $586.7 million lower compared with the 2013 Budget forecast due to managing growth in spending and actions related to recommendations by the government’s expenditure review. As a result of the government’s commitment to strong fiscal management, provincial program spending has been lower than forecast every year since the 2009 Ontario Economic Outlook and Fiscal Review.

Growth in program spending between 2012–13 and 2013–14 is projected to be 3.7 per cent. This program spending growth is partly the result of investments for a prosperous and fair Ontario that began with the 2013 Budget, including funding for the Youth Jobs Strategy and for transforming social assistance. It is also partly the result of one-time savings of $1.3 billion in 2012–13 within the education sector from the elimination of banked sick days for teachers. Program spending was lower in 2012–13 than in the previous year — the first time this has happened in Ontario in more than a decade.

Interest on debt expense is forecasted to be $49.0 million lower than projected in the 2013 Budget, primarily reflecting Ontario’s lower-than-forecast cost of borrowing relative to Canada in the 2013 Budget and cost-effective debt management.

Expense Changes

As in previous years, the 2013 Budget included a $1.0 billion year-end savings target. The table below shows that the actions taken by the government have produced results. The government is on track to exceed the year-end savings target by $586.7 million, or more than 50 per cent. As part of this, 16 out of 25 ministries are projected to spend below their total expense allocation.

TABLE 2.4 Summary of Expense Changes since the 2013 Budget ($ Millions)
2013–14
Year-End Savings Target included in 2013 Budget	1,000.0

Increase/(Decrease) since 2013 Budget1
Health Sector	(72.3)
Education Sector2	(400.0)
Postsecondary and Training Sector	(128.2)
Children’s and Social Services Sector	(165.6)
Justice Sector	106.1
Other Programs	(926.7)
Total Increase/(Decrease) since 2013 Budget	(1,586.7)

Net Program Expense Increase/(Decrease) after Applying Savings to Meet $1.0 Billion Year-End Savings Target	(586.7)
Interest on Debt	(49.0)
Total Expense Changes since 2013 Budget	(635.7)
1 Expense change by sector, restated for fiscally neutral transfers of programs between sectors.
2 Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.
Note: Numbers may not add due to rounding.

Actions recommended by the government’s expenditure review that was announced in the 2013 Ontario Economic Outlook and Fiscal Review last fall contributed to managing down growth in program spending in 2013–14. These included immediate steps to freeze non-essential spending for the last quarter of the 2013–14 fiscal year.

Key expense changes since the 2013 Budget, including those resulting from government actions that contributed to lower-than-forecast spending, include the following:

▪
Health sector expense is projected to decrease by $72.3 million, primarily due to savings in the Ontario Drug Program as a result of negotiating reduced pricing for six generic drugs; savings in the public health immunization program due to enhanced inventory management of vaccines; lower spending in various programs, such as clinical education; and lower-than-projected amortization expense for hospitals due to minor construction delays for major hospital projects.

▪
Education sector expense is projected to decrease by $400.0 million, primarily due to lower-than-expected school board expense and savings in ministry administration. School board expense savings are mainly due to lower-than-projected growth in total student enrolment, construction delays on school projects, and measures taken by school boards to balance budgets while protecting the gains in student achievement. Ministry efficiencies are being realized through lower costs associated with information and information technology, and managing staff vacancies, without affecting the ministry’s ability to deliver programs and fulfil commitments.

▪
Postsecondary and training sector expense is projected to decrease by $128.2 million, mainly due to lower-than-forecast spending on employment and training programs as a result of improving job opportunities, and lower-than-expected spending on student financial assistance due to lower program demand.

▪
Children’s and social services sector expense is projected to decrease by $165.6 million, due in part to overall improvements in the economy, resulting in lower-than-expected take-up of Ontario Works and low-income benefits, such as the Ontario Child Benefit. In addition, lower expense requirements in the Ontario Drug Benefit program for social assistance recipients resulted from the government’s efforts to negotiate reduced pricing for drugs.

▪
Justice sector expense is expected to increase by $106.1 million, primarily as a result of settlement agreements to provide compensation to the former residents of the Huronia, Rideau and Southwestern Regional Centres, compensation funding for victims of an international investment fraud case — fully offset from revenue recovered through Ontario’s civil forfeiture law — and the decision to keep the Sarnia Jail facility open following an evaluation of operational needs.

▪
Other programs expense is projected to decrease by $926.7 million, as a result of additional restraint measures to align public-service retiree benefits with those in the private sector and other jurisdictions; pension savings due to managing compensation costs through the last round of collective agreements, a lower-than-projected increase in active members, and continued improvement in investment returns and market performance since 2010. The decrease also reflects a number of constraint measures implemented across ministries to manage spending responsibly while protecting core public services.

Interest on debt expense is projected to be $49.0 million lower than forecast in the 2013 Budget, primarily reflecting Ontario’s lower-than-forecast cost of borrowing relative to Canada in the 2013 Budget and cost-effective debt management.

The 2013–14 interim expense projection maintains a total balance in the contingency funds of $250.0 million in recognition of expense changes that could materialize as the Public Accounts of Ontario 2013–2014 are finalized, including up to $190.0 million for planned financial assistance to municipalities and conservation authorities impacted by the December 2013 ice storm.

Section C: Ontario’s Economic Outlook

The risks to global economic growth, including financial-market vulnerabilities, have persisted through the recovery and have translated into weaker-than-expected growth. Ontario is not immune to these global developments and needs to continue to build a globally competitive, resilient and diverse economy.

Ontario’s economy continues to grow at a moderate pace in a challenging global economic environment. Stronger U.S. growth and the decline in the value of the Canadian dollar will help boost Ontario exports and encourage stronger business investment. Household spending, which accounts for close to 60 per cent of the economy, is also expected to strengthen.

The Ministry of Finance is forecasting growth in real gross domestic product (GDP) to double from 1.3 per cent in 2013 to 2.6 per cent by 2017.1

TABLE 2.5 Ontario Economic Outlook (Per Cent)
	2011	2012	2013	2014p	2015p	2016p	2017p
Real GDP Growth	2.2	1.3	1.3	2.1	2.5	2.5	2.6
Nominal GDP Growth	4.0	3.0	2.7	3.5	4.4	4.4	4.6
Employment Growth	1.8	0.8	1.4	1.1	1.5	1.6	1.4
CPI Inflation	3.1	1.4	1.0	1.5	1.9	2.0	2.0
p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

While prudent management and forecasting mean that this Budget reflects the private-sector consensus for growth, the government believes the investments being made in skills and knowledge, in infrastructure and in business will pay real economic dividends in both short and long term, leading to higher growth.

1	Based on information available to April 8, 2014.

Since the global recession in 2008–09, Ontario has emerged stronger. Major indicators, including real GDP, employment, exports, household income and consumption, have posted strong gains since the recession.

Recent Economic Developments

Although moderate, the sustained growth of Ontario’s economy has supported continued gains in employment. In 2013, Ontario employment increased by a solid 95,700 new jobs (+1.4 per cent), improving on a gain of 52,400 jobs in 2012. Last year, 64.7 per cent of jobs gained were full-time positions and 68.2 per cent were in the private sector.

The steady job growth resulted in Ontario’s unemployment rate declining to 7.5 per cent in 2013, well below the recessionary high of 9.4 per cent in June 2009.

Ontario’s real GDP increased 1.3 per cent in 2013, matching the gain in 2012. Solid gains in consumer spending and net trade supported economic growth last year.

The view among private-sector economists is that Ontario is well positioned for continued economic growth over the forecast period.

Ontario’s Recovery

All major economies around the world faced setbacks during the 2008–09 recession. In Ontario, real GDP declined by 4.8 per cent from the second quarter of 2008 to the second quarter of 2009. Employment dropped by 265,800 net jobs from September 2008 to the recessionary low in June 2009.

The Province continues to take measures to strengthen the economy and support jobs by strategically investing in globally competitive sectors. Ontario’s economic recovery has been supported by household spending and residential construction, as well as government investment in infrastructure and business investment in plant and equipment. Major indicators, including real GDP and employment, are now well above pre-recession levels. As of the fourth quarter of 2013, Ontario’s real GDP had increased by 10.3 per cent from the recessionary low and was 5.1 per cent above its pre-recession peak.

Since the recessionary low in June 2009, 459,500 net new jobs have been created. A strong recovery of 463,400 full-time jobs accounted for all the employment gains since the end of the recession. The majority of the net new jobs were in the private sector and in industries paying above-average wages. As of March 2014, Ontario had 193,700 more jobs compared to the pre-recession peak in September 2008. Ontario’s unemployment rate has declined from a recessionary high of 9.4 per cent in June 2009 to 7.3 per cent in March 2014.

Since the global recession, the pace of job creation in Ontario has been stronger than in most developed economies, including the United States and most OECD2 countries, including Sweden, Germany, the United Kingdom, France and Japan. In addition, the pace of job creation in Ontario since June 2009 is ahead of all the Great Lakes States and the rest of Canada.

2	Organisation for Economic Co-operation and Development.

Global Economic Developments and Outlook

The global economy grew by 3.0 per cent in 2013, following a gain of 3.2 per cent in 2012. In the United States, economic growth gained momentum through 2013, supported by stronger exports and household spending. In Europe, modest growth resumed in the second quarter of 2013, following a year-and-a-half-long recession. Growth in emerging and developing economies eased in 2013 as foreign capital outflows and financial-market volatility led to sharp currency devaluations for several countries.

Global economic growth is set to improve in 2014, led by stronger growth in advanced economies. In particular, stronger economic activity in the United States is expected to be a substantial driver of global growth. Europe is also expected to sustain a modest recovery, although growth remains uneven across euro-area countries. In Japan, aggressive monetary stimulus and increased government infrastructure spending are projected to offset the impact of tax increases.

Economic growth in China is expected to remain relatively robust, as the country transitions from a reliance on exports and investment to a more balanced economy, with rising domestic consumption. Other emerging markets are expected to strengthen, as they benefit from stronger growth in global demand. However, economic challenges, capital outflows and political instability in some emerging economies could lead to more moderate growth and greater volatility.

U.S. Economy

The United States is Ontario’s largest trading partner, a reflection of geography and business ties. More than 160 million consumers can be reached within a day’s drive of southern Ontario. The U.S. market is particularly important for many Ontario industries, accounting for 80 per cent of exports of motor vehicles, furniture, plastics and steel.

The U.S. economy accelerated in the second half of 2013, with real GDP growth averaging 3.4 per cent (annualized) compared to average growth of 1.8 per cent over the first two quarters. Employment gains averaged 194,000 jobs per month in 2013, while the unemployment rate fell from 7.9 per cent in January 2013 to 6.7 per cent by year-end.

The U.S. Federal Reserve has judged underlying economic conditions to be strong enough to begin reducing monetary stimulus. At the same time, U.S. fiscal policy is expected to be less of a drag on economic growth in 2014. More importantly, the political uncertainty surrounding the U.S. federal government’s budget and debt ceiling has abated, providing much-needed support to consumer and business confidence.

The U.S. trade deficit narrowed sharply in 2013, largely due to reductions in energy imports. Stronger net exports should provide a further lift to U.S. growth in 2014, aided by improving global economic prospects.

U.S. household net wealth has more than recovered from losses experienced during the recession, supported by strong equity market gains and rising house prices. Improved household wealth, combined with growing employment and rising wages, will lift household incomes and support stronger consumer spending.

U.S. economic growth is projected to strengthen from 1.9 per cent in 2013 to 2.7 per cent in 2014 and 3.0 per cent in 2015. U.S. motor vehicle sales are expected to reach 16.0 million units in 2014, up 3.3 per cent from 2013, and 16.4 million units in 2015, up 2.5 per cent from 2014.

Oil Prices

Oil prices fluctuated through 2013, reflecting supply interruptions and geopolitical tensions. The price of West Texas Intermediate (WTI) crude oil averaged $98 US per barrel in 2013, up from $94 US in 2012.

Crude oil production is expected to increase further in 2014, supported by increased pipeline and railway flows within North America. However, despite higher production, strengthening global economic growth, ongoing political turbulence and high recovery costs are expected to keep oil prices at relatively high levels over the forecast period. Oil prices are forecast to average $97 US per barrel in 2014, with private-sector forecasts ranging from $95 US to $104 US per barrel.

The Canadian Dollar

Recently, the Canadian dollar has traded at around 90 cents US, its lowest level in over four years. The decline in the Canadian dollar reflects a number of factors, including improved growth prospects in the United States and a reduced “safe-haven effect” that boosted the Canadian dollar following the global financial crisis.

The lower dollar will help improve Ontario business competitiveness and encourage stronger export growth. However, the dollar remains well above the average exchange rate of 79 cents US over the 2000 to 2009 period. Additionally, the lower value of the Canadian dollar will raise prices for imported goods, affecting both businesses and consumers.

There are divergent views about the future direction of the Canada–U.S. exchange rate. Some private-sector forecasters expect further depreciation in the coming quarters, while others expect the dollar to strengthen. Forecasts range from 88 cents US to 92 cents US for 2014. The dollar is forecast to strengthen modestly over the outlook, rising from 90 cents US in 2014 to 93 cents US in 2017.

Financial Markets

The Bank of Canada, like other central banks around the world, has continued to maintain accommodative policies to support economic growth. The Bank has maintained the target for the overnight rate at the low level of 1.0 per cent since September 2010. In recent statements the Bank of Canada has expressed concern about the softness in consumer price inflation and the weakness in Canada’s business investment and trade balance. As a result, economists believe that the Bank will delay any increase to policy interest rates. Private-sector forecasters expect the three-month Canadian Treasury-bill yield to average 1.0 per cent this year, little changed from 2013, and then rise to 1.3 per cent in 2015 and reach 3.3 per cent in 2017.

Long-term interest rates began to rise in May 2013 as global financial markets anticipated the gradual easing of the Federal Reserve’s monetary stimulus. The gradual reduction or “tapering” of the Federal Reserve’s purchases of U.S. treasury bonds and mortgage-backed securities began in January and is expected to continue through 2014. However, long-term bond yields have declined since December, as concern over emerging market economies increased demand for safe assets. In the current environment, long-term interest rates are likely to remain volatile. The yield on 10-year Government of Canada bonds is expected to rise gradually from an average of 2.3 per cent in 2013 to 2.8 per cent in 2014 and 3.5 per cent in 2015, and to reach 4.3 per cent by 2017.

Forecasts for key external factors are summarized in the table below. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 2.6 Outlook for External Factors
	2011	2012	2013		2014	p	2015	p	2016	p	2017	p
World Real GDP Growth (Per Cent)	3.9	3.2	3.0	e	3.6		3.9		4.0		3.9
U.S. Real GDP Growth (Per Cent)	1.8	2.8	1.9		2.7		3.0		2.9		2.8
West Texas Intermediate Crude Oil ($US/bbl.)	95	94	98		97		96		96		98
Canadian Dollar (Cents US)	101.1	100.1	97.1		90.0		91.0		92.0		93.0
Three-Month Treasury Bill Rate1 (Per Cent)	0.9	0.9	1.0		1.0		1.3		2.4		3.3
10-Year Government Bond Rate1 (Per Cent)	2.8	1.9	2.3		2.8		3.5		3.9		4.3
e = estimate.
p = Ontario Ministry of Finance planning projection based on external sources.
1Government of Canada interest rates.
Sources: IMF World Economic Outlook (April 2014), U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March and April 2014), U.S. Energy Information Administration, Bank of Canada, Ontario Ministry of Finance Survey of Forecasts (April 2014) and Ontario Ministry of Finance.

Table 2.7 provides current estimates of the impact of sustained changes in key external factors on the growth of Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range for the impacts reflects uncertainty regarding how the economy would be expected to respond to these changes in external conditions.

TABLE 2.7 Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.8	+0.2 to +0.9
Crude Oil Prices Increase by $10 US per Barrel	–0.1 to –0.3	–0.1 to –0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.3 to +0.7	+0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point	–0.1 to –0.5	–0.2 to –0.6
Source: Ontario Ministry of Finance.

Outlook for Ontario’s Economic Growth

The Ministry of Finance is forecasting steady, continued growth in Ontario’s economy, with real GDP increasing by 2.1 per cent in 2014, 2.5 per cent in 2015 and 2016, and 2.6 per cent in 2017. This compares to a forecast for real GDP growth at the time of the 2013 Budget of 2.3 per cent in 2014 and 2.4 per cent in both 2015 and 2016.

While a forecast for sustained moderate growth is a reasonable basis for planning, there is always the potential for stronger growth as well as a risk that the economy could underperform. On the downside, renewed global financial-market volatility could pose a risk to the world economy. On the upside, the U.S. economy could be stronger than expected, boosting Ontario’s exports and growth. A key domestic risk for the Ontario and Canadian economies is the potential for a significant housing market adjustment.

The choices and investments made in this Budget will position Ontario to take full advantage of its strengths as the global economy returns to normal growth in the short term, and as the economy undergoes fundamental shifts over the medium and long term. Attracting global companies and investing in Ontarians’ health and education will all position the Province to take advantage of these shifts in the economy.

Economic growth prior to the 2008–09 global recession was dominated by strong gains in household and government spending. Net trade was a significant drag on growth, largely as a result of the appreciation in the Canadian dollar over this period. Over the 2013 to 2017 period, growth is expected to be relatively balanced, with gains in household spending, business investment and net trade all supporting overall GDP growth.

Over the last two years, inflation has been trending lower in many advanced economies. In Ontario, the Consumer Price Index (CPI) increased by 1.0 per cent in 2013, the lowest pace of inflation in four years. The modest pace of Ontario consumer price inflation reflected relatively moderate food price increases as well as intense competition in the retail sector. Stronger economic growth and the lower Canadian dollar — which will increase prices for imported goods — are expected to result in a moderate increase in consumer price inflation. Consumer price inflation is expected to be 1.5 per cent in 2014, 1.9 per cent in 2015, and 2.0 per cent in 2016 and 2017.

Ontario’s labour market will remain resilient, with steady employment gains expected to continue over the forecast period. Employment is forecast to grow by 1.1 per cent or 73,000 net new jobs in 2014, and increase by an average of 1.5 per cent per year over the 2015 to 2017 period. By 2017, Ontario will have created over one million net new jobs compared to 2003. The steady gains in employment will lower Ontario’s unemployment rate from 7.5 per cent in 2013 to 6.2 per cent in 2017.

Household income is forecast to increase by 3.3 per cent in 2014 and strengthen to an average gain of 4.6 per cent annually over the 2015 to 2017 period. Real household spending is expected to increase by 2.1 per cent in 2014 and by an average of 2.5 per cent per year over the 2015 to 2017 period, in line with the growth in real income.

There were 61,100 housing starts in Ontario in 2013, down from 76,700 starts in 2012. Existing home sales edged up 0.5 per cent in 2013, while the average price of an Ontario resale home increased by 4.7 per cent.

Home building is an important industry in Ontario, accounting for about 120,000 jobs in 2013. Demand for new homes in Ontario will continue to be supported by steady growth in the population. Housing starts are expected to average 63,500 units per year between 2014 and 2017. Ontario home resales are expected to grow by an average of 0.8 per cent per year between 2014 and 2017. A more balanced market for resale homes is expected to contribute to relatively stable home prices over the next several years.

There are concerns that current housing prices in Ontario and Canada are elevated relative to both household incomes and rents. In the early 1990s, average house prices fell by almost 15 per cent, following a near tripling in prices in the late 1980s. The correction in housing prices in the early 1990s was associated with both high mortgage rates of over 13 per cent in 1990 and a rise in the unemployment rate (from a low of 5.0 per cent in 1988 to 9.5 per cent in 1991).

In the current outlook, interest rates are expected to remain relatively low, while the unemployment rate is expected to continue improving steadily. As well, despite moderately higher interest rates, mortgage carrying costs as a share of household income are expected to remain below 30 per cent, significantly lower than the record high of nearly 38 per cent reached in the early 1990s. As a result, Ontario housing prices are expected to remain relatively stable over the outlook period.

Canada’s household debt-to-income ratio was 164.0 per cent in the fourth quarter of 2013. Although the rate of increase has moderated, the level of household debt in Canada remains elevated. Debt service costs as a per cent of household disposable income is a measure of the affordability of interest payments on debt. This ratio declined from a high of 9.2 per cent in the fourth quarter of 2007 to 7.1 per cent in the fourth quarter of 2013 ― its lowest level on record and a reflection of low interest rates. Although interest rates are expected to rise modestly, debt service costs are expected to remain affordable as incomes continue to rise.

Business investment contributes to Ontario’s economic growth, jobs and prosperity. Ontario’s Tax Plan for Jobs and Growth — including the Harmonized Sales Tax — has improved the competitive landscape of the province and provided incentives for business investment. However, business investment in Ontario has tended to lag the pace of investment in the United States. Job creation and economic growth could be even stronger if companies took advantage of the competitive business climate and increased investment. Businesses are expected to boost investment in machinery and equipment (M&E) by 3.5 per cent this year and by an average of 5.7 per cent annually over the 2015 to 2017 period. However, Ontario’s pace of M&E investment growth is expected to continue to lag the United States over the 2014 to 2017 period.

The composition and destination of Ontario’s exports have evolved and diversified, in part a result of the government’s trade policy initiatives. This evolution in Ontario’s exports has included strong gains in both exports to other provinces as well as exports of high value-added services. This benefits Ontario exporters, which can grow and prosper in other key markets, while becoming less reliant on any single trading partner.

From 2003 to 2013, Ontario’s total exports to other Canadian provinces increased by over 36 per cent, while exports to other countries increased by about 3 per cent. Over the same period, exports of services — including financial, professional and information and cultural services — increased by about 49 per cent, the majority of which were destined for other provinces. Exports of goods were essentially unchanged over this period.

The diversification of exports that is underway is beginning from a base that is dominated by goods exports to the United States. Ontario exports to its largest trading partner, the United States, have declined by 16 per cent over the last 10 years. As a result, the share of Ontario’s goods exports destined for the United States has fallen from 91.5 per cent in 2003 to 78.4 per cent in 2013. Over the same period, the share of Ontario exports to the European Union and other countries, including fast-growing emerging economies, has more than doubled.

The shift in Ontario’s exports is expected to continue, supported by a growing world economy and new trade agreements. For example, the proposed trade agreement with the European Union will make Ontario companies more competitive in European markets — an economy with 500 million consumers and GDP of close to $17 trillion. A resurgent U.S. economy and, in particular, a rebound in U.S. consumer demand, including motor vehicle sales, will also support stronger growth in Ontario’s exports. Exports to fast-growing emerging market economies, such as China and India, are also expected to accelerate. Importantly, an increasing share of Ontario exports are integrated into global supply chains, which will help support export growth over the forecast period. Ontario’s export diversification will allow companies to reach new markets, boosting economic growth and job creation. Overall, Ontario’s real exports are projected to increase by an average of 3.5 per cent annually between 2014 and 2017, outpacing a 2.5 per cent increase in imports.

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2014 to 2017.

TABLE 2.8 The Ontario Economy, 2012 to 2017 (Per Cent Change)
	Actual		Projection
	2012	2013	2014	2015	2016	2017
Real Gross Domestic Product	1.3	1.3	2.1	2.5	2.5	2.6
Household Consumption	1.4	1.8	2.1	2.2	2.6	2.7
Residential Construction	4.7	(2.2)	0.0	0.9	1.2	2.0
Non-residential Construction	(1.6)	(8.0)	2.0	5.6	3.0	3.4
Machinery and Equipment	2.0	(3.8)	3.5	6.0	5.8	5.4
Exports	1.7	1.1	3.2	4.1	3.4	3.3
Imports	2.0	(0.6)	2.0	2.7	2.7	2.5
Nominal Gross Domestic Product	3.0	2.7	3.5	4.4	4.4	4.6
Other Economic Indicators
Retail Sales	1.6	1.8	4.1	4.0	4.4	4.4
Housing Starts (000s)	76.7	61.1	58.0	60.0	67.0	69.0
Home Resales	(2.1)	0.5	1.0	(0.5)	0.5	2.1
Primary Household Income	3.4	2.9	3.3	4.4	4.7	4.7
Compensation of Employees	3.2	2.6	3.5	4.6	4.6	4.7
Net Operating Surplus — Corporations	(1.0)	(1.3)	4.4	4.2	5.0	4.7
Consumer Price Index	1.4	1.0	1.5	1.9	2.0	2.0
Employment	0.8	1.4	1.1	1.5	1.6	1.4
Job Creation (000s)	52	96	73	107	110	102
Unemployment Rate (Per Cent)	7.8	7.5	7.3	6.9	6.5	6.2
Key External Variables
U.S. Real Gross Domestic Product	2.8	1.9	2.7	3.0	2.9	2.8
WTI Crude Oil ($ US per Barrel)	94	98	97	96	96	98
Canadian Dollar (Cents US)	100.1	97.1	90.0	91.0	92.0	93.0
3-month Treasury Bill Rate1	0.9	1.0	1.0	1.3	2.4	3.3
10-year Government Bond Rate1	1.9	2.3	2.8	3.5	3.9	4.3
1 Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March and April 2014), U.S. Energy Information Administration and Ontario Ministry of Finance.

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts to inform the government’s planning assumptions. In the process of preparing the 2014 Ontario Budget, the Minister of Finance met with private-sector economists to discuss their views on the economy. Additionally, members of the Ontario Economic Forecast Council, established under the Fiscal Transparency and Accountability Act, 2004, reviewed the Ministry of Finance’s economic assumptions in February 2014. All council members found the assumptions to be reasonable.

Private-sector economists are projecting continued growth for Ontario over the forecast horizon. On average, private-sector economists are calling for growth of 2.2 per cent in 2014, 2.6 per cent in both 2015 and 2016, and 2.7 per cent in 2017. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private-sector forecast.

TABLE 2.9 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2014	2015	2016	2017
BMO Capital Markets (March)	2.3	2.5	–	–
Central 1 Credit Union (March)	1.9	2.4	2.7	3.0
Centre for Spatial Economics (January)	2.2	2.7	2.5	2.9
CIBC World Markets (April)	2.0	2.3	2.2	–
Conference Board of Canada (February)	2.1	2.4	2.5	2.4
Desjardins Group (March/January)	2.1	2.6	2.5	2.5
IHS Global Insight (January)	2.3	2.7	2.7	2.6
Laurentian Bank Securities (January)	2.3	2.5	–	–
National Bank (January)	2.1	2.5	–	–
RBC Financial Group (March)	2.5	2.9	–	–
Scotiabank Group (March)	1.9	2.2	–	–
TD Bank Financial Group (April)	2.2	2.7	–	–
University of Toronto (January)	2.2	3.0	2.9	2.9
Private-Sector Survey Average	2.2	2.6	2.6	2.7
Ontario’s Planning Assumption	2.1	2.5	2.5	2.6
Sources: Ontario Ministry of Finance Survey of Forecasts (April 2014) and Ontario Ministry of Finance.

Change in the Economic Outlook

Ontario real GDP growth in 2013 was softer than expected at the time of the 2013 Budget, reflecting weaker business investment and exports than forecast. This was a result of a number of factors including uneven U.S. growth, higher-than-projected oil prices and increases in long-term interest rates.

On average, economists have revised down their expectations for Ontario growth in 2014. The current private-sector average outlook for Ontario real GDP growth is 2.2 per cent in 2014, down from 2.4 per cent projected at the time of the 2013 Budget. However, private-sector forecasts for 2015 to 2017 have been revised higher compared to forecasts at the time of the 2013 Budget.

Comparison to the 2013 Budget

Key changes since the 2013 Budget include:

▪	Lower real GDP growth in 2013 and 2014, followed by stronger growth in 2015 and 2016;
▪	More moderate CPI inflation from 2013 through 2015;
▪	Stronger-than-expected employment growth in 2013, followed by slightly weaker growth in 2014; and
▪	Lower nominal GDP growth in 2013 and 2014, followed by stronger growth in 2015 and 2016.

TABLE 2.10 Changes in Ministry of Finance Key Economic Forecast Assumptions: 2013 Budget Compared to 2014 Budget (Per Cent Change) 2013 2014p 2015p 2016p

	2013 Budget	Actual	2013 Budget	2014 Budget	2013 Budget	2014 Budget	2013 Budget	2014 Budget
Real Gross Domestic Product	1.5	1.3	2.3	2.1	2.4	2.5	2.4	2.5
Nominal Gross Domestic Product	3.0	2.7	4.1	3.5	4.2	4.4	4.2	4.4
Retail Sales	2.5	1.8	3.8	4.1	3.8	4.0	3.8	4.4
Housing Starts (000s)	61.0	61.1	60.0	58.0	65.0	60.0	68.0	67.0
Primary Household Income	2.8	2.9	3.9	3.3	4.2	4.4	4.5	4.7
Compensation of Employees	2.8	2.6	3.7	3.5	4.3	4.6	4.3	4.6
Net Operating Surplus — Corporations	3.3	(1.3)	5.0	4.4	4.0	4.2	4.0	5.0
Employment	1.2	1.4	1.4	1.1	1.5	1.5	1.5	1.6
Job Creation (000s)	83	96	98	73	107	107	107	110
Consumer Price Index	1.5	1.0	2.0	1.5	2.0	1.9	2.0	2.0
Key External Variables
U.S. Real Gross Domestic Product	2.1	1.9	2.7	2.7	3.1	3.0	2.9	2.9
WTI Crude Oil ($ US per Barrel)	94	98	98	97	99	96	100	96
Canadian Dollar (Cents US)	98.0	97.1	99.5	90.0	100.0	91.0	99.5	92.0
3-month Treasury Bill Rate1 (Per Cent)	1.0	1.0	1.2	1.0	1.9	1.3	3.1	2.4
10-year Government Bond Rate1 (Per Cent)	2.0	2.3	2.6	2.8	3.2	3.5	3.9	3.9
p = Ontario Ministry of Finance planning projection.
1 Government of Canada interest rates.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Energy Information Administration, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March and April 2014) and Ontario Ministry of Finance.

Section D:	Ontario’s Revenue Outlook

The Province’s revenues tend to grow roughly in line with the Ontario economy (that is, nominal gross domestic product [GDP]), since it is economic activity that generates the majority of revenues. For example, taxes are collected on the incomes and spending of Ontarians and on the profits generated by Ontario corporations.

However, there are important qualifications to this general rule.

Growth in several tax revenue sources, such as volume-based fuel and gasoline taxes, is more closely aligned to the real economy (that is, real GDP) than the nominal economy. In other words, these revenue resources are less influenced by changes in prices. Similarly, some non-tax revenues, such as vehicle and driver registration fees, tend to more closely track the real economy and demographic factors such as growth in the driving-age population.

Growth in other revenue sources, such as Corporations Tax and Mining Tax, can differ significantly from growth in nominal GDP in any given year, due to the inherent volatility of business profits as well as the use of tax provisions, such as loss carrying.

The Ontario revenue forecast also often includes significant one-time adjustments, usually due to lags between the period in which revenues are earned and when the actual amounts are finally known.

For example, the Ministry of Finance will use the latest available information on Personal Income Tax (PIT) revenue earned by the Province for the 2013 tax year as the basis for the 2013–14 PIT revenue estimate to be published later this year in the Public Accounts of Ontario 2013–2014. Actual PIT revenue earned for 2013 and 2014, however, will not be known until the end of 2014 and 2015, respectively, after the majority of PIT returns have been assessed by the Canada Revenue Agency.

Moreover, additional tax information continues to arrive for years following the actual tax year due to late tax filings and reassessments. The result is that even after the Ontario Public Accounts 2013–2014 are released, new, updated tax assessment information will lead to revisions of the estimate for 2013–14 PIT revenues. Under Public Sector Accounting Board standards, revenue estimates already published in the Ontario Public Accounts are not restated for updated information. Instead, these revisions are reported as “prior-year” adjustments in the current year’s Public Accounts.

For the 2014 Budget, the Ministry of Finance retained Don Drummond, one of Canada’s top economists, to review the revenue forecast and provide an opinion on its reasonableness. His review employed three methodologies. First, an independent “macro” projection was developed and compared to the Ministry’s forecast. This “macro” projection was based on the historical relationship between growth in the Ontario economy and provincial revenues. Second, the methodologies and forecasts of each revenue source were examined individually. Finally, changes since recent budgets were examined to understand the nature of past variances and whether there may still be biases in the current forecast.

From all three perspectives addressed in the review, Drummond concluded that “the Ontario Ministry of Finance revenue forecast is a sound basis for budget planning.”

Medium-Term Revenue Outlook

The Province’s revenues are projected to increase over the forecast period, largely reflecting the current outlook for Ontario economic growth.

TABLE 2.11 Summary of Medium-Term Outlook ($ Billions)
	Interim 2013–14	Plan 2014–15	Outlook
Revenue			2015–16	2016–17
Personal Income Tax	27.5	29.2	30.9	32.6
Sales Tax	20.4	21.9	23.0	23.9
Corporations Tax	11.4	10.3	11.4	12.0
Ontario Health Premium	3.2	3.3	3.5	3.7
Education Property Tax	5.5	5.7	5.7	5.8
All Other Taxes	12.5	13.0	13.7	14.1
Total Taxation Revenue	80.5	83.4	88.1	92.0
Government of Canada	22.2	21.9	22.7	24.0
Income from Government Business Enterprises	4.8	5.0	5.0	5.5
Other Non-Tax Revenue	8.2	8.6	8.6	7.9
Total Revenue	115.7	118.9	124.5	129.4
Note: Numbers may not add due to rounding.

Revenues are projected to increase at an average annual rate of 3.8 per cent over the 2013–14 to 2016–17 period. The revenue forecast is based on the Ministry of Finance’s economic outlook (detailed in Section C: Ontario’s Economic Outlook in this chapter).

TABLE 2.12 Personal Income Tax Revenue Outlook ($ Billions)
	Interim 2013–14	Plan 2014–15	Outlook
Revenue			2015–16	2016–17
Total Projected Revenue	27.5	29.2	30.9	32.6
Measures Included in Total1	–	0.5	0.5	0.6
Adjustments for Prior Years	0.3	–	–	–
Base Revenue2	27.2	28.7	30.4	32.0
Base Revenue Growth (Per Cent)	–	5.4	5.7	5.6
Compensation of Employees3 (Per Cent Change)	–	3.5	4.6	4.6
1 Represents the incremental revenue impact of all tax measures, announced previously or proposed in this Budget, relative to their impact on revenue in 2013–14.
2 Total Projected Revenue less the impact of tax measures or other one-time factors such as prior-year adjustments. Base Revenue reflects the impact of underlying macroeconomic factors.
3 Formerly referred to as “Wages and Salaries.”
Note: Numbers may not add due to rounding.

The primary economic driver of the forecast for Personal Income Tax revenue is the outlook for growth in compensation of employees. Total projected revenue includes impacts of measures and adjustments for prior years. Measures include impacts of changes to the taxation of high-income earners proposed in this Budget (see Chapter V: A Fair and Efficient Tax System). Adjustments for Prior Years of $0.3 billion in 2013–14 reflect the underestimation of PIT revenues in the Ontario Public Accounts 2012–2013. After accounting for the impacts of measures and prior-year adjustments, the PIT revenue base is projected to grow at an average annual rate of 5.5 per cent over the forecast period. This compares to average annual growth of 4.2 per cent in compensation of employees over this period. Personal Income Tax revenue tends to grow at a faster rate than incomes due to the progressive structure of the PIT system.

TABLE 2.13 Sales Tax Revenue Outlook ($ Billions)
	Interim 2013–14	Plan 2014–15	Outlook
Revenue			2015–16	2016–17
Total Projected Sales Tax Revenue1	20.4	21.9	23.0	23.9
Measures Included in Total2	–	0.2	0.2	0.1
Adjustments for Prior Years	(0.6)	–	–	–
Base Revenue3	21.0	21.8	22.8	23.8
Base Revenue Growth (Per Cent)	–	3.7	4.5	4.6
Nominal Consumption Growth (Per Cent)	–	3.6	4.1	4.5
1 Beginning July 1, 2010, most of the Retail Sales Tax was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered Harmonized Sales Tax. Sales Tax Revenue is reported net of both the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2 Represents the incremental revenue impact of all tax measures, announced previously or proposed in this Budget, relative to their impact on revenue in 2013–14.
3 Total Projected Revenue less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

Sales Tax revenue is projected to rise based primarily on growth in consumer spending after adjustments for measures and prior-year amounts. Measures include those announced in this and previous Budgets, and primarily reflect the impact of transition measures, such as restricted input tax credits, as well as measures to address the underground economy. There is a one-time adjustment for prior years of –$0.6 billion in 2013–14, mainly reflecting overestimation of Sales Tax revenue in the Ontario Public Accounts 2012–2013. After accounting for the impacts of measures and adjustments, the Sales Tax revenue base is projected to grow at an average annual rate of 4.3 per cent over the forecast period, roughly consistent with the average annual growth in nominal consumption of 4.0 per cent over this period.

TABLE 2.14 Corporations Tax Revenue Outlook ($ Billions)
	Interim 2013–14	Plan 2014–15	Outlook
Revenue			2015–16	2016–17
Total Projected Revenue	11.4	10.3	11.4	12.0
Measures Included in Total1	–	0.2	0.2	0.2
Other Adjustments2	0.8	(0.8)	–	–
Base Revenue3	10.6	10.9	11.3	11.8
Base Revenue Growth (Per Cent)	–	3.3	3.3	4.4
Net Operating Surplus – Corporations Growth (Per Cent)	–	4.4	4.2	5.0
1 Represents the incremental revenue impact of all tax measures, announced previously or proposed in this Budget, relative to their impact on revenue in 2013–14.
2 Other Adjustments include net timing of payments adjustments due to the difference between projected Corporations Tax (CT) revenue entitlements and projected federal CT remittances.
3 Total Projected Revenue less the impact of tax measures or other one-time factors such as prior-year adjustments. Base Revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

The forecast for Corporations Tax (CT) revenue is based largely on projected annual growth in the net operating surplus of corporations. Total projected revenue includes the impact of measures and prior-year and other adjustments. Measures include those announced in this and previous Budgets such as proposed changes to the Ontario Small Business Deduction and measures to enhance CT compliance. After accounting for tax measures and other adjustments, the CT revenue base is projected to grow at an average annual rate of 3.7 per cent over the medium term, compared to average annual growth in net operating surplus of corporations of 4.6 per cent. Corporations Tax revenue tends to grow more slowly than corporate profits due to tax provisions, including the carry-forward of losses for up to 20 years.

The Ontario Health Premium revenue is based on the outlook for employment and household income growth. Ontario Health Premium revenue is projected to increase at an average annual rate of 4.8 per cent over the forecast period.

Education Property Tax revenue is projected to increase at an average annual rate of 1.5 per cent over the forecast period, largely due to growth in the property assessment base as a result of new construction. The forecast also reflects the ongoing impacts of measures announced in the 2012 Budget to freeze the Business Education Tax reduction plan.

Revenues from All Other Taxes are projected to increase at an average annual rate of 4.1 per cent over the forecast period. This includes revenues from volume-based taxes such as Gasoline Tax, Fuel Tax, Tobacco Tax, and Beer and Wine Tax, as well as other taxes such as Electricity Payments-In-Lieu of Taxes and Mining Tax.

The forecast for Government of Canada transfers, including Canada Health Transfers, Canada Social Transfers and Equalization, is based on existing federal–provincial funding arrangements. Government of Canada transfers are projected to increase at an average annual rate of 2.6 per cent over the forecast period.

The forecast for Income from Government Business Enterprises is based on information provided by the individual enterprises. Overall revenue from government enterprises is projected to increase by $0.7 billion between 2013–14 and 2016–17, or at an average annual rate of 4.8 per cent.

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies. Between 2013–14 and 2016–17, other non-tax revenues are projected to decrease by $0.3 billion, largely reflecting the one-time gain in 2013–14 on the sale of the Province’s interest in 10 million shares of General Motors Company, and lower electricity sector-related revenues, over the forecast period, including fiscally neutral power supply contract recoveries.

Key Changes in the Medium-Term Revenue Outlook since the 2013 Budget

Revenues are lower than projected in the 2013 Budget due to slower economic growth, a lower tax base and lower Government of Canada transfers.

TABLE 2.15 Summary of Medium-Term Revenue Changes since the 2013 Budget ($ Billions)
	2013–14	2014–15	2015–16
Slower Economic Growth	(0.6)	(0.7)	(0.3)
Lower Tax Revenue Base	(0.6)	(0.6)	(0.5)
One-Time Impacts	(0.5)	(1.0)	–
Government of Canada transfers	(0.2)	(1.3)	(1.3)
Income from Government Business Enterprises	0.3	0.1	(0.5)
Other Non-Tax Revenue	0.3	(0.1)	0.2
Subtotal Revenue Changes	(1.3)	(3.5)	(2.4)
2014 Budget Measures	0.2	1.9	1.9
Total Revenue Changes	(1.2)	(1.6)	(0.5)
Note: Numbers may not add due to rounding.

Slower economic growth in 2013 and 2014 lowered the taxation revenue outlook. The outlook for nominal gross domestic product (GDP) growth is 0.3 percentage points lower in 2013 and 0.6 percentage points lower in 2014 compared to the 2013 Budget outlook.

Tax assessment and tax receipts data received during 2013 lowered the tax revenue base upon which growth is projected. In particular, PIT and Sales Tax bases were both lower than projected in the 2013 Budget.

One-time impacts include:

▪	Lower 2013–14 Sales Tax revenues due to revised Harmonized Sales Tax entitlement estimates for prior years; and
▪	A repayment to the federal government in 2014–15 due to a projected overpayment of Corporate Income Tax to the Province by the Canada Revenue Agency for the 2013 tax year.

Government of Canada transfers are lower over the medium term due to a number of factors.

▪
Downward revisions by Statistics Canada to historical population estimates lowered Ontario’s projected entitlements under each of the Canada Health Transfer, Canada Social Transfer and Equalization programs.

▪
The closure of Hydro-Quebec’s Gentilly-2 nuclear power plant temporarily lowers Quebec’s fiscal capacity, as measured under the Equalization program, which in turn lowers Ontario’s Equalization entitlement over a three-year period.

▪
Other changes include updated fiscal capacity and economic data, particularly for 2012–13, which increased Ontario’s relative fiscal capacity compared to the 2013 Budget projection, thereby lowering Ontario’s Equalization entitlement outlook.

The change in the Income from Government Business Enterprises outlook reflects higher revenues from most government business enterprises. The slight increase in 2014–15 is largely due to higher combined net income from Ontario Power Generation Inc. and Hydro One Inc., which carries forward to 2015–16. The decline in 2015–16 largely reflects lower net income from the Ontario Lottery and Gaming Corporation (OLG).

The OLG’s cumulative net income between 2013–14 and 2015–16 is projected to be $0.8 billion lower than previously projected in the 2013 Budget. This is largely due to OLG modernization procurement delays, the integration of horse racing and gaming, and municipal decisions regarding gaming sites.

The change in the Other Non-Tax Revenue outlook in 2013–14 largely reflects the one-time gain on the sale of the Province’s interest in 10 million shares of General Motors Company, announced on September 10, 2013. The variance in 2014–15 and 2015–16 reflects small changes in a variety of Other Non-Tax Revenue sources.

In addition to the tax measures outlined in Chapter V: A Fair and Efficient Tax System, the 2014 Budget measures include net revenue gains of asset optimization (discussed in Chapter I, Section E: Making Every Dollar Count) totalling $0.9 billion in 2014–15 and $1.0 billion in 2015–16, and the revenue implications of the proposed removal of the electricity Debt Retirement Charge cost from residential users’ bills (discussed in Chapter I, Section D: Fostering a Fair Society).

Medium-Term Revenue Outlook Has Declined since the 2010 Budget

Since the 2010 Budget, the medium-term outlook for revenues has declined, reflecting, in part, slower economic growth in a challenging global environment.

Before the impact of new revenue measures, the revenue outlook in the 2014 Budget is $2.9 billion below the 2010 Budget projection in 2013–14 and $8.8 billion below by 2016–17.

Risks to the Revenue Outlook

Ontario’s revenue outlook is based on reasonable assumptions about the pace of growth in Ontario’s economy. There are both positive and negative risks to the economic projections underlying the revenue forecast. Some of these risks are discussed in Section C: Ontario’s Economic Outlook in this chapter.

This section highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. These estimates are only guidelines and actual results will vary depending on the composition and interaction of the various factors. The risks are those that could have the most material impact on the largest revenue sources. A broader range of additional risks are not included because they are either less material or difficult to quantify. For example, the outlook for Government of Canada transfers is subject to changes in economic variables that affect federal funding as well as changes by the federal government to the funding arrangements themselves.

TABLE 2.16 Selected Economic and Revenue Risks and Sensitivities
Item/Key Components	2014–15 Assumption	2014–15 Sensitivities
Total Revenues
Nominal GDP	3.5 per cent growth in 2014	$845 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Total Taxation Revenues
Revenue Base1	3.7 per cent growth in 2014–15
Nominal GDP	3.5 per cent growth in 2014	$565 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Personal Income Tax (PIT) Revenues
Revenue Base	5.4 per cent growth in 2014–15
Compensation of Employees	3.5 per cent growth in 2014	$326 million revenue change for each percentage point change in compensation of employees growth.
2013 Tax-Year Assessments2	$25.3 billion	$253 million revenue change for each percentage point change in 2013 PIT assessments.2
2012 Tax-Year and Prior Assessments	$1.4 billion	$14 million revenue change for each percentage point change in 2012 and prior PIT assessments.2

TABLE 2.16 Selected Economic and Revenue Risks and Sensitivities (cont’d)
Item/Key Components	2014–15 Assumption	2014–15 Sensitivities
Sales Tax Revenues
Revenue Base	3.7 per cent growth in 2014–15
Nominal HouseholdConsumption	3.6 per cent growth in 2014	$185 million revenue change for each percentage point change in nominal household consumption growth.
2012 Gross Revenue Pool3	$22.5 billion	$225 million revenue change for each percentage point change in 2012 gross revenue pool.
2013 Gross Revenue Pool3	$23.7 billion	$237 million revenue change for each percentage point change in 2013 gross revenue pool.
2014 Gross Revenue Pool3	$24.4 billion	$244 million revenue change for each percentage point change in 2014 gross revenue pool.
Corporations Tax Revenues
Revenue Base	3.3 per cent growth in 2014–15
Net Operating Surplus —Corporations	4.4 per cent growth in 2014	$90 million change in revenue for each percentage point change in net operating surplus — corporations growth.
2013 Tax Assessments2	$8.4 billion	$84 million change in revenue for each percentage point change in 2013 Tax Assessments.
2014 Canada Corporate Taxable Income	$269.2 billion	$118 million change in revenue for each percentage point change in the federal estimate of 2014 Canada Corporate Taxable Income.
2015 Canada Corporate Taxable Income	$285.3 billion	$31 million change in revenue for each percentage point change in 2015 Canada Corporate Taxable Income.

TABLE 2.16 Selected Economic and Revenue Risks and Sensitivities (cont’d)
Item/Key Components	2014–15 Assumption	2014–15 Sensitivities
Employer Health Tax Revenues
Revenue Base	3.5 per cent growth in 2014–15
Compensation of Employees	3.5 per cent growth in 2014	$53 million revenue change for each percentage point change in compensation of employees growth.
Ontario Health Premium (OHP) Revenues
Revenue Base	4.2 per cent growth in 2014–15
Primary Household Income	3.3 per cent growth in 2014	$30 million revenue change for each percentage point change in primary household income growth.
2013 Tax Year Assessments	$3.0 billion	$30 million revenue change for each percentage point change in 2013 OHP assessments.

TABLE 2.16 Selected Economic and Revenue Risks and Sensitivities (cont’d)
Item/Key Components	2014–15 Assumption	2014–15 Sensitivities
Gasoline Tax Revenues
Revenue Base	0.2 per cent growth in 2014–15
Gasoline Pump Prices	129 cents per litre in 2014	$3 million revenue decrease (increase) for each cent per litre increase (decrease) in gasoline pump prices.
Fuel Tax Revenues
Revenue Base	1.0 per cent growth in 2014–15
Real GDP	2.1 per cent growth in 2014	$11 million revenue change for each percentage point change in real GDP growth.
Land Transfer Tax Revenues
Revenue Base	Flat growth in 2014–15
Housing Resales	1.0 per cent increase in 2014	$17 million revenue change for each percentage point change in both the number and prices of housing resales.
Resale Prices	1.5 per cent increase in 2014
Canada Health Transfer
Ontario Population Share	38.5 per cent in 2014–15	$32 million revenue change for each tenth of a percentage point change in Ontario’s population share.
Canada Social Transfer
Ontario Population Share	38.5 per cent in 2014–15	$13 million revenue change for each tenth of a percentage point change in Ontario’s population share.
1 Revenue Base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
2 Ontario 2013 Personal Income Tax and Corporations Tax are estimates because 2013 tax returns are yet to be assessed by the Canada Revenue Agency.
3 The Gross Revenue Pool is a federal Department of Finance estimate and excludes the impact of Ontario measures.

TABLE 2.17 Ontario’s 2015–16 Equalization Entitlement Sensitivities
Item/Key Components	2015–16 Assumption	2015–16 Sensitivities
Three-year Weighted- Average Population	1.0 per cent growth over 2014–15	1.0 per cent relative increase (decrease) in the three-year weighted-average population for Ontario will result in $0.5 billion higher (lower) Equalization entitlement for Ontario.
Three-year Weighted- Average Per Capita Fiscal Capacity	2.5 per cent growth over 2014–15	1.0 per cent relative increase (decrease) in Ontario’s average per capita fiscal capacity will result in $0.5 billion lower (higher) Equalization entitlement for Ontario.

Section E:	Ontario’s Fiscal Plan

Medium-Term Fiscal Outlook

Ontario has a proven track record of strong fiscal management. This marks the fifth year in a row that the Province is on track to beat its deficit targets.

The deficit for 2013–14 is projected to be $11.3 billion — a $0.4 billion improvement compared with the 2013 Budget forecast. For 2013–14, the government is projecting to beat its deficit target despite lower-than-projected taxation revenue and transfers from the federal government, and unforeseen expense pressures related to the December 2013 ice storm.

Recognizing that now is the time to be making strategic investments in people, modern infrastructure, and a dynamic and innovative business climate, the government is moving forward with a 10-year plan for the economy that will put the province and its people in a position to succeed by helping to spur economic growth and create the new jobs necessary to support eliminating the deficit.

Alongside an ongoing commitment to make responsible spending choices and make every dollar count, the government is projecting deficits of $12.5 billion in 2014–15, $8.9 billion in 2015–16 and $5.3 billion in 2016–17. The government remains committed to balance the budget by 2017–18, despite a decline in the medium-term outlook for revenue compared to the 2010 Budget.

The government’s deficit targets include a reserve, which is in place to help protect the fiscal plan from the impact of ongoing global economic uncertainty. If the reserve is not needed by year-end, it will be applied to reduce the deficit.

TABLE 2.18 Medium-Term Fiscal Plan and Outlook ($ Billions)
	Interim 2013–14	Plan 2014–15	Outlook
			2015–16	2016–17
Total Revenue	115.7	118.9	124.5	129.4
Expense
Programs	116.4	119.4	120.1	120.2
Interest on Debt1	10.6	11.0	12.0	13.3
Total Expense	127.0	130.4	132.1	133.5
Surplus/(Deficit) Before Reserve	(11.3)	(11.5)	(7.7)	(4.1)
Reserve	–	1.0	1.2	1.2
Surplus/(Deficit)	(11.3)	(12.5)	(8.9)	(5.3)
1 Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2013–14, $0.3 billion in 2014–15, $0.3 billion in 2015–16 and $0.4 billion in 2016–17.
Note: Numbers may not add due to rounding.

Total revenue is projected to grow from $115.7 billion to $129.4 billion over the 2013–14 to 2016–17 period, resulting in an average annual growth rate of 3.8 per cent. The medium-term revenue outlook is below the 2013 Budget outlook, largely due to lower federal transfers resulting in part from the federal government’s decision to allow Ontario’s major transfers to decline in 2014–15 and slower-than-forecast economic growth in 2013 and 2014. For more information on the decline in federal transfers, see Chapter III: Federal Underfunding of Ontarians.

Over the same period, total expense is projected to increase from $127.0 billion to $133.5 billion, or an average annual growth rate of 1.7 per cent. This increase reflects strategic investments as part of Ontario’s 10-year plan for the economy and the government’s commitment to foster a more secure future and fair society for all Ontarians. It also reflects a responsible approach to managing program spending growth.

In recognition of ongoing risks in the global economy, the fiscal plan includes additional prudence in the form of contingency funds totalling $0.5 billion in 2014–15, and a reserve of $1.0 billion in 2014–15, and $1.2 billion in both 2015–16 and 2016–17.

Medium-Term Expense Outlook

The Province’s total expense outlook is projected to grow at an average annual rate of 1.7 per cent between 2013–14 and 2016–17.

While the government is making strategic investments now to spur economic growth for future prosperity, it is also committed to managing program expense growth over the medium term to support a balanced approach to eliminating the deficit.

The government has undertaken an expenditure review to find greater efficiencies as part of its plan to control spending while transforming public services for better value and outcomes. This expenditure review successfully identified savings opportunities and activities to manage down spending in 2013–14 — in fact, the government is projected to exceed the year-end savings target by more than 50 per cent. Building on this success, the government will introduce an annual program review savings target that will focus on maintaining or enhancing the delivery of public services while reducing costs that are not essential to delivering services. As a result, program expense growth will be held to an average of 1.1 per cent per year between 2013–14 and 2016–17, in line with the 1.4 per cent average annual growth in program spending between 2010–11 and 2013–14. For more details on the annual savings target, see Chapter I, Section E: Making Every Dollar Count.

TABLE 2.19 Summary of Medium-Term Expense Outlook ($ Billions)
					Average Annual Growth
	Interim	Plan	Outlook		2013–14
	2013–14	2014–15	2015–16	2016–17	to 2016–17
Programs
Health Sector	48.8	50.1	51.0	52.1	2.2%
Education Sector1	23.8	24.8	25.3	25.6	2.3%
Postsecondary and Training Sector	7.6	7.8	7.8	7.8	1.0%
Children’s and Social Services Sector	14.1	15.0	15.5	15.6	3.5%
Justice Sector	4.2	4.3	4.4	4.3	0.8%
Other Programs	17.9	17.4	16.1	14.9	–6.0%
Total Programs	116.4	119.4	120.1	120.2	1.1%
Interest on Debt	10.6	11.0	12.0	13.3	7.9%
Total Expense	127.0	130.4	132.1	133.5	1.7%
1 Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs. Note: Numbers may not add due to rounding.

Highlights of the program expense outlook over the medium term include the following:

▪
Total health sector expense is projected to increase by $3.3 billion between 2013–14 and 2016–17, mainly due to investments to support continued implementation of Ontario’s Action Plan for Health Care, including investments to strengthen community services and home care as well as increased community infrastructure investments.

▪
Total education sector expense is projected to increase by $1.7 billion between 2013–14 and 2016–17, mainly due to increased funding to school boards to support full implementation of full-day kindergarten, growth in student enrolment, increased capital expenses associated with completed school projects, and other school board sector expenses to implement Ontario’s renewed vision for education. The increase also reflects higher funding for the child care sector to support child care modernization, help stabilize child care operators and provide increased support for front-line child care workers.

▪
Total postsecondary and training sector expense is projected to increase by $0.2 billion between 2013–14 and 2016–17, mainly due to continued funding to support enrolment growth in postsecondary institutions, growth in student financial assistance programs, and support for capital projects at colleges and universities announced as part of Building Together, Ontario’s long-term infrastructure plan. Growth in 2014–15 also takes into account the second year of Ontario’s Youth Jobs Strategy.

▪
Total children’s and social services sector expense is projected to increase by $1.5 billion between 2013–14 and 2016–17. This increase primarily reflects the government’s support for vulnerable Ontarians through investments in social assistance and developmental services. These increased investments will also contribute to economic growth, as the supports provided are used to purchase basic household goods and services that are usually purchased locally.

▪
Total justice sector expense is projected to increase by $0.1 billion between 2013–14 and 2016–17, primarily due to the continuing upload of court security costs from municipalities and the Province’s strategy to expand access to legal aid services for low-income Ontarians. The decrease in justice sector expense from 2015–16 to 2016–17 reflects the conclusion of Provincial support for security services for the 2015 Pan/Parapan American Games.

▪
Other programs expense is projected to decrease by $3.0 billion between 2013–14 and 2016–17, largely from continued restraint measures to manage growth in spending while protecting core public services, lower-than-forecast pension expenses, including in the Teachers’ Pension Plan, lower planned expenses due to the legislated sunsetting of the Ontario Clean Energy Benefit, and the conclusion of Provincial support for the planning and delivery of the 2015 Pan/Parapan American Games.

The total expense outlook includes interest on debt expense, which is projected to increase by $2.7 billion from 2013–14 to 2016–17. This increase is mainly due to the forecast increase in interest rates and additional borrowing required to fund deficits and investment in capital assets.

Risks to Expense Outlook

Given continued global economic uncertainty and its impact on Ontario’s recovery and the federal government’s tendency to act unilaterally, potential risks may emerge that could impact the Province’s medium-term expense projections.

The government has proven to be a strong fiscal manager, having beaten its fiscal targets since the depths of the global recession. It will manage risks prudently to ensure it can continue to invest in people, modern infrastructure, and a dynamic and innovative business climate, while also taking a responsible approach to managing the Province’s finances and balancing the budget by 2017–18.

The following table provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could impact total expense, causing variances in the overall fiscal forecast. These sensitivities are illustrative and can vary, depending on the nature and composition of potential risks.

TABLE 2.20 Selected Expense Risks and Sensitivities
Program/Sector	2014–15 Assumption	2014–15 Sensitivity
Health Sector	Annual growth of 2.6 per cent.	One per cent change in health spending: $500 million.
Hospitals’ Sector Expense	Annual growth of 0.7 per cent.	One per cent change in hospitals’ sector expense: $219 million.
Drug Programs	Annual growth of 3.1 per cent.	One per cent change in program expenditure of drug programs: $36 million.
Long-Term Care Homes	78,000 long-term care home beds. Average Provincial annual operating cost per bed in a long-term care home is $50,032.	One per cent change in number of beds: approximately $39 million.
Home Care	Approximately 24 million hours of homemaking and support services. Approximately 7 million nursing and professional visits.	One per cent change in hours of homemaking and support services: approximately $7.5 million. One per cent change in nursing and professional visits: approximately $5.3 million.
Elementary and Secondary Schools	1,970,000 average daily pupil enrolment.	One per cent enrolment change: approximately $150 million.
University Students	378,000 full-time undergraduate and graduate students.	One per cent enrolment change: $32 million.
College Students	196,000 full-time students.	One per cent enrolment change: $13 million.
Ontario Works	254,678 average annual caseload.	One per cent caseload change: $24 million.
Ontario Disability Support Program	327,799 average annual caseload.	One per cent caseload change: $44 million.
Correctional System	3.2 million adult inmate days per year. Average cost of $184 per inmate per day.	One per cent change in inmate days: $5.9 million.
Interest on Debt	Average cost of 10-year borrowing in 2014–15 is forecast to be approximately 4.1 per cent.	The 2014–15 impact of a 100 basis-point change in borrowing rates is forecast to be approximately $400 million.

Contingent Liabilities

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Any significant contingent liabilities were disclosed as part of the 2012–2013 Annual Report and Consolidated Financial Statements, released in September 2013.

Key Changes in the Medium-Term Fiscal Outlook since the 2013 Budget

Despite a lower revenue outlook compared to the 2013 Budget forecast, the government is projected to beat its 2013–14 fiscal target as a result of a responsible and balanced approach to fiscal management and a commitment to ensure value for taxpayers’ money by making every dollar count.

Continued challenges in the broader economic environment are holding back economic growth in Ontario and the outlook for Provincial revenue. Ontario is not alone in facing these challenges — several provinces have had to extend their balanced-budget timelines, and the federal government has also seen declining revenue projections. However, Ontario continues to move forward with plans to meet its original balanced-budget target date of 2017–18.

TABLE 2.21 Change in Medium-Term Fiscal Outlook since the 2013 Budget ($ Billions)
	2013–14	2014–15	2015–16
Surplus/(Deficit) from 2013 Budget	(11.7)	(10.1)	(7.2)

Revenue Changes
Underlying Revenue Forecast	(1.3)	(3.5)	(2.4)
Revenue Measures	0.2	1.9	1.9
Total Revenue Changes	(1.2)	(1.6)	(0.5)

Expense Changes
Net Program Expense Changes	(0.6)	1.1	1.3
Interest on Debt	(0.0)	(0.1)	(0.2)
Total Expense Changes	(0.6)	0.9	1.2
Change in Reserve	(1.0)	(0.2)	–

Fiscal Improvement/(Deterioration)	0.4	(2.4)	(1.6)

2014 Budget Surplus/(Deficit)	(11.3)	(12.5)	(8.9)
Note: Numbers may not add due to rounding.

As outlined in Section D: Ontario’s Revenue Outlook of this chapter, the underlying revenue forecast is lower than in the 2013 Budget due to slower economic growth, a lower tax base and lower federal transfers. The revenue measures proposed by the government only partially mitigate this decline relative to the 2013 Budget forecast.

Total expense and program expense are projected to be lower in 2013–14 compared with the 2013 Budget Plan, reflecting the government’s efforts to manage spending in a fair and responsible way. Total expense and program expense are projected to be higher in 2014–15 and 2015–16 compared with the medium-term forecast in the 2013 Budget. This reflects the investments in people, modern infrastructure, and a dynamic and innovative business climate as part of the government’s 10-year plan for the economy, as well as investments aimed at promoting a fair society. These investments — made now — will spur economic growth and create the new jobs necessary to support eliminating the deficit.

Across-the-board cuts at this time would harm Ontario’s economic and fiscal prospects in the short and long term. Cuts to transfers to individuals or income support programs would result in a dampening of consumer spending, a key driver of economic growth. Cutting back on infrastructure investments would result in an economy that cannot grow to its full potential in the long term. Public investments, especially in transportation infrastructure, provide a foundation for economic growth and increased productivity.

Ontario is managing program expense growth while maintaining its investments in core services. In 2014–15, the government is investing $1.1 billion more in programs than outlined in the 2013 Budget despite a $3.5 billion weakening in the underlying revenue forecast before measures.

The outlook for program spending also includes an annual program review savings target, which reflects the government’s commitment to continue to review programs that will focus on maintaining or enhancing the delivery of public services while reducing costs that are not essential to delivering service. This target is set at $250 million in 2014–15 and $500 million in each of 2015–16 and 2016–17.

For 2014–15 and 2015–16, interest on debt expense is projected to be lower than forecast in the 2013 Budget, primarily reflecting lower forecasts for Ontario’s interest rates.

The reserve for 2013–14 has been used to partially mitigate the impact of the $1.2 billion decline in the Province’s revenue outlook. The reserve in 2014–15 has been adjusted as there is more insight into the 2014–15 economic outlook than there was a year ago.

In the 2013 Ontario Economic Outlook and Fiscal Review, the government made its priority clear — it will continue to protect investments in jobs, growth and families ahead of short-term targets. As a result, it is now projecting a deficit of $12.5 billion in 2014–15, $8.9 billion in 2015–16 and $5.3 billion in 2016–17.

Ontario’s Path to Balance

Ontario’s performance against its fiscal targets to date is the result of a responsible and balanced approach to fiscal management and a commitment to ensure value for taxpayers’ money by making every dollar count. Program expense in 2013–14 is currently projected to be $0.6 billion lower than outlined in the 2013 Budget. As a result, the Province is on track to have lower-than-forecast program expense in each of the last five years.

The government is also projected to beat its deficit target for the fifth year in a row, resulting in the accumulated deficit now being more than $24 billion lower than it otherwise would have been.

Responsible Choices

While the government remains committed to continue managing spending in a fair and responsible way, it cannot ignore the ongoing challenges in the broader environment, which are holding back economic growth in Ontario and the outlook for Provincial revenues.

These challenges mean the government needs to think long term about the choices it makes. Ontario already has the lowest per-capita program spending among Canadian provinces. As the Commission on the Reform of Ontario’s Public Services noted, across-the-board cuts would hurt public services and undermine programs that are providing high-quality services to Ontarians. Such across-the-board cuts at this time would also harm Ontario’s prospects for stronger economic growth.

Now is the time to be making smart investments in people, modern infrastructure, and a dynamic and innovative business climate — investments that will help to spur economic growth and create the new jobs necessary to support eliminating the deficit.

Actions to Eliminate the Deficit

Together with the strategic investments the government is making to support Ontario’s 10-year economic plan, it will also be taking deliberate actions to ensure it can continue to manage spending and enhance tax fairness for people and business. These combined measures will help meet or beat the fiscal targets outlined in this Budget, and eliminate the deficit by 2017–18.

These deliberate actions will together help ensure that the priority programs and services that people rely on are maintained and enhanced while the deficit is eliminated:

▪	Responsible management of program spending;
▪	Maintaining the integrity of Provincial revenues;
▪	Enhancing tax fairness measures for people and businesses; and
▪	Unlocking the value of Provincial assets.

Examples of key actions to support the responsible management of spending will include:

▪	Holding the average annual growth in program spending to 1.1 per cent over the medium term — consistent with the 1.4 per cent average annual growth in program spending since 2010–11.

▪
Continuing to move ahead with the Commission on the Reform of Ontario’s Public Services’ recommendations — over 80 per cent of the recommendations are now being acted on, enabling sustainable transformation and supporting successful expenditure management.

▪
Managing the growth rate of health care spending, currently more than 40 per cent of Provincial program spending, to an annual average of 2.2 per cent over the medium term. Through implementation of Ontario’s Action Plan for Health Care, the growth rate of spending has been reduced to a projected 2.5 per cent in 2013–14 from 5.8 per cent in 2009–10.

▪
Building on the success of the government’s 2013–14 expenditure review by introducing an annual program review savings target of $250 million in 2014–15 and $500 million in 2015–16 and 2016–17, with a particular focus on maintaining or enhancing the delivery of public services while reducing costs that are not essential to delivering service.

▪
Ending the Ontario Clean Energy Benefit on December 31, 2015, and replacing it with a planned rate-base program, with the Ontario Energy Board to report back on program options that would be targeted to Ontario’s most vulnerable, who spend a higher proportion of their disposable income on energy and electricity.

▪
Managing public-sector and executive compensation from within Ontario’s existing fiscal framework so that any modest wage increases that are negotiated will need to be absorbed within funding envelopes, and within Ontario’s overall fiscal plan, through efficiency and productivity gains, or other tradeoffs that continue to deliver the service levels to meet public needs. This action reduces funding pressures on the government as over half of the Province’s total program spending is for compensation. By way of example, a one per cent increase in compensation costs would amount to approximately $600 million without productivity or other offsets.

▪
Modernizing and managing public-sector benefit costs by bringing public service retirement benefits in line with practices in the private sector and other jurisdictions, which will save over $1.4 billion by 2017–18.

▪
Continuing to take action to reduce pension costs and enhance the affordability of public-sector pension plans. The government’s successful efforts to date to constrain public-sector wage growth, along with better-than-expected investment performance, have reduced total pension expense costs over the medium term by $1.1 billion since the 2013 Budget.

Key actions to protect the integrity of Provincial revenues will include:

▪	Supporting a fair and efficient tax administration system that ensures everyone pays their fair share of taxes through enhanced tax compliance measures.
▪	Increasing the tobacco tax rate to generate more than $100 million a year in new revenues.

Key actions include ensuring that those with the greatest ability to pay contribute more through their taxes. The Province is proposing to increase Personal Income Tax on taxable income above $150,000, which would raise $0.7 billion by 2016–17.

Key actions to unlock the value of Provincial assets include:

▪
Exploring options to unlock the full value of a wide range of valuable Provincial assets, including those of large and complex Government Business Enterprises (GBEs) — specifically, the LCBO, Hydro One and Ontario Power Generation.

▪	Establishing the Premier’s Advisory Council on Government Assets to examine key government assets and generate better returns.

TABLE 2.22 Ontario’s Recovery Plan ($ Billions)
	Interim	Plan	Medium-Term Outlook		Extended Outlook
	2013–14	2014–15	2015–16	2016–17	2017–18
Revenue	115.7	118.9	124.5	129.4	134.8
Expense
Programs	116.4	119.4	120.1	120.2	119.4
Interest on Debt	10.6	11.0	12.0	13.3	14.2
Total Expense	127.0	130.4	132.1	133.5	133.6
Surplus/(Deficit) Before Reserve	(11.3)	(11.5)	(7.7)	(4.1)	1.2
Reserve	–	1.0	1.2	1.2	1.2
Surplus/(Deficit)	(11.3)	(12.5)	(8.9)	(5.3)	–
Note: Numbers may not add due to rounding.

Fiscal Prudence

The government continues to maintain a balanced approach to managing the fiscal plan and making responsible choices about strategic investments to support the economic prosperity of the province. The government has also included prudence as part of the fiscal plan to help ensure it meets future fiscal targets as it moves towards a balanced budget in 2017–18.

As required by the Fiscal Transparency and Accountability Act, 2004 (FTAA), the fiscal plan incorporates prudence in the form of a reserve to protect the fiscal outlook against adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set at $1.0 billion in 2014–15, and $1.2 billion in each of 2015–16, 2016–17 and 2017–18.

The fiscal plan also includes contingency funds (both operating and capital) to help mitigate expense risks that may otherwise have a negative impact on results. In an effort to control the growth in program expense, the contingency funds will only be used to fund ministry expense pressures in cases where health and safety might be compromised or services to the most vulnerable are jeopardized.

In keeping with sound fiscal practices, the Province’s revenue outlook is based on prudent economic assumptions. The Ontario Economic Forecast Council, established under FTAA, reviewed the Ministry of Finance’s economic assumptions in February 2014. All council members found the assumptions reasonable.

Intergenerational Fairness

The people of Ontario expect their government to be able to continue to provide high-quality public services and opportunities now and for generations to come. Therefore, there is an obligation to ensure that the cost of these supports does not lead to unsustainable debt levels and high interest costs for future generations.

The government is taking a fair and balanced approach to eliminating the deficit by 2017–18, and maintains a target of reducing Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent. This will help keep interest on debt at a manageable level and protect future generations from rising interest costs, which could otherwise crowd out spending on government priorities. Taking a balanced approach to eliminating the deficit and reducing net debt-to-GDP will help strengthen the economy so it can create jobs. It is good fiscal policy and it is fair to future generations.

Section F:	Details of Ontario’s Finances

Fiscal Tables and Charts

This section provides information on the Province’s historical financial performance, key fiscal indicators, and details of Ontario’s fiscal plan and outlook.

TABLE 2.23 Medium-Term Fiscal Plan and Outlook ($ Billions)
	Interim	Plan	Outlook
	2013–14	2014–15	2015–16	2016–17
Revenue	115.7	118.9	124.5	129.4
Expense
Programs	116.4	119.4	120.1	120.2
Interest on Debt1	10.6	11.0	12.0	13.3
Total Expense	127.0	130.4	132.1	133.5
Surplus/(Deficit) Before Reserve	(11.3)	(11.5)	(7.7)	(4.1)
Reserve	–	1.0	1.2	1.2
Surplus/(Deficit)	(11.3)	(12.5)	(8.9)	(5.3)
Net Debt	269.2	289.3	305.3	317.2
Accumulated Deficit	177.3	189.8	198.6	204.0
1 Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2013–14, $0.3 billion in 2014–15, $0.3 billion in 2015–16 and $0.4 billion in 2016–17.
Note: Numbers may not add due to rounding.

TABLE 2.24 Revenue ($ Millions)
	2011–12	Actual 2012–13	Interim 2013–14	Plan 2014–15
Taxation Revenue
Personal Income Tax	24,548	25,574	27,512	29,172
Sales Tax1	20,159	20,957	20,381	21,937
Corporations Tax	9,944	12,093	11,369	10,254
Education Property Tax2	5,765	5,511	5,531	5,661
Employer Health Tax	5,092	5,137	5,343	5,551
Ontario Health Premium	2,916	3,067	3,178	3,321
Gasoline Tax	2,380	2,390	2,365	2,395
Land Transfer Tax	1,432	1,484	1,604	1,604
Tobacco Tax	1,150	1,142	1,111	1,300
Fuel Tax	710	710	726	734
Beer and Wine Tax	561	560	556	572
Electricity Payments-In-Lieu of Taxes	367	324	397	329
Other Taxes	574	469	381	536
	75,598	79,418	80,454	83,365
Government of Canada
Canada Health Transfer	10,705	11,315	11,930	12,350
Canada Social Transfer	4,469	4,591	4,689	4,841
Equalization	2,200	3,261	3,169	1,988
Infrastructure Programs	362	116	128	296
Labour Market Programs	904	897	909	902
Social Housing	489	483	468	458
Wait Times Reduction Fund	97	97	96	–
Other Federal Payments	2,079	901	851	1,047
	21,305	21,661	22,240	21,882
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,882	1,816	2,038	2,053
Liquor Control Board of Ontario	1,659	1,721	1,745	1,779
Ontario Power Generation Inc./Hydro One Inc.	872	932	968	1,194
	4,413	4,469	4,751	5,026
Other Non-Tax Revenue
Reimbursements	831	932	966	996
Vehicle and Driver Registration Fees	1,075	1,125	1,273	1,442
Electricity Debt Retirement Charge	952	939	941	940
Power Supply Contract Recoveries	1,372	1,323	1,348	959
Sales and Rentals	1,193	1,188	1,123	2,058
Other Fees and Licences	776	760	776	795
Net Reduction of Power Purchase Contract Liability	317	263	243	217
Royalties	200	226	247	274
Miscellaneous Other Non-Tax Revenue3	1,741	1,065	1,291	917
	8,457	7,821	8,208	8,598
Total Revenue	109,773	113,369	115,653	118,871
1 Beginning July 1, 2010, most of the Retail Sales Tax was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered Harmonized Sales Tax (HST). Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2 Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
3 Miscellaneous Other Non-Tax Revenue in 2011–12 is higher than other years due to one-time revenues including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries.
Note: Numbers may not add due to rounding.

TABLE 2.25 Total Expense ($ Millions)
Ministry Expense	2011–12	Actual 2012–13	Interim 2013–14	Plan 2014–15
Aboriginal Affairs1	67	65	63.4	70.7
Agriculture and Food / Rural Affairs1	1,038	1,016	854.3	1,137.4
Attorney General	1,705	1,683	1,829.5	1,774.2
Board of Internal Economy2	271	197	204.3	204.8
Children and Youth Services	3,855	3,912	4,023.0	4,222.0
Citizenship and Immigration	130	130	116.7	120.7
Community and Social Services	9,347	9,720	10,062.6	10,791.0
Community Safety and Correctional Services1	2,170	2,280	2,347.3	2,433.9
Consumer Services	19	20	22.5	25.2
Economic Development, Trade and Employment / Research and Innovation1	973	963	871.5	1,011.9
Education1	23,041	23,141	23,845.7	24,839.9
Energy1	498	341	319.9	332.8
Environment1	524	485	480.6	490.2
Executive Offices	31	30	30.8	32.8
Finance1	933	849	947.2	1,015.4
Francophone Affairs, Office of3	5	5	4.8	4.1
Government Services1	1,104	1,143	878.9	1,028.8
Health and Long-Term Care	46,491	47,571	48,766.7	50,054.8
Infrastructure1	331	66	282.2	279.6
Labour	184	281	304.8	311.2
Municipal Affairs and Housing1	823	825	837.3	879.6
Natural Resources1	719	694	715.0	713.2
Northern Development and Mines	726	718	757.6	754.3
Tourism, Culture and Sport1	1,170	1,424	1,333.5	1,235.7
Training, Colleges and Universities1	7,113	7,346	7,604.7	7,838.8
Transportation	2,339	2,478	2,774.3	3,024.9
Interest on Debt4	10,082	10,341	10,556.0	11,010.0
Other Expense1	7,054	4,863	6,117.1	6,088.2
Program Review Savings Target5	–	–	–	(250.0)
Year-End Savings6	–	–	–	(1,100.0)
Total Expense	122,742	122,589	126,952.3	130,376.0
1 Details on other ministry expense can be found in Table 2.26, Other Expense.
2 The 2011–12 amount includes expenses for the 2011 general election.
3 Reduction beginning in 2013–14 reflects that, effective January 1, 2014, the office of the French Language Services Commissioner is part of the Board of Internal Economy.
4 Interest on debt is net of interest capitalized during construction of tangible capital assets of $234 million in 2011–12, $232 million in 2012–13, $225 million in 2013–14 and $336 million in 2014–15.
5 For details on the program review savings target, see Chapter l, Section E: Making Every Dollar Count.
6 As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

TABLE 2.26 Other Expense ($ Millions)
Ministry Expense	2011–12	Actual 2012–13	Interim 2013–14	Plan 2014–15
Aboriginal Affairs
One-Time Investments including Settlements	28	–	12.0	–
Agriculture and Food / Rural Affairs
Time-Limited Investments in Infrastructure	247	19	136.3	47.1
Time-Limited Assistance	–	–	16.5	6.5
Community Safety and Correctional Services
Time-Limited Support for 2015 Pan/Parapan American Games Security	1	1	6.0	44.9
Economic Development, Trade and Employment / Research and Innovation
Time-Limited Investments for Youth	–	–	50.0	50.0
Education
Teachers’ Pension Plan1	523	895	873.0	507.0
One-Time Savings — Labour Savings	–	(1,296)	–	–
Energy
Ontario Clean Energy Benefit	1,033	994	1,020.0	1,100.0
Environment
Time-Limited Investments	–	78	–	–
Finance
Harmonized Sales Tax Transitional Support	1,440	–	–	–
Ontario Municipal Partnership Fund	598	592	568.9	541.5
Operating Contingency Fund	–	–	250.0	415.0
Power Supply Contract Costs	1,375	1,323	1,348.4	959.1
Transition Fund	–	–	–	80.0
Government Services
Pension and Other Employee Future Benefits	1,300	1,519	1,283.0	1,170.0
Infrastructure
Federal-Provincial Infrastructure Programs	–	–	–	241.7
Capital Contingency Fund	–	–	–	100.0
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing	59	158	155.2	155.2
Time-Limited Investments	9	42	18.9	–
Natural Resources
Emergency Forest Firefighting	209	180	93.7	70.1
Tourism, Culture and Sport
Time-Limited Investments—Sport Program	37	–	–	–
One-Time Investments	3	–	–	–
Time-Limited Investments to Support 2015 Pan/Parapan American Games	59	358	285.2	600.1
Training, Colleges and Universities
Time-Limited Investments	133	–	–	–
Total Other Expense	7,054	4,863	6,117.1	6,088.2
1 Numbers reflect Public Sector Accounting Board pension expense. Ontario’s matching contributions to the plan grow from $1,344 million in 2011–12 to $1,532 million in 2014–15.
Note: Numbers may not add due to rounding.

TABLE 2.27 2013–14 Infrastructure Expenditures ($ Millions)
Sector	Total Infrastructure Expenditures 2013–14 Interim	2014–15 Plan
		Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,726	2,630	519	3,150
Provincial Highways	2,052	2,472	–	2,472
Other Transportation3	698	750	95	845
Health
Hospitals	3,157	3,341	287	3,629
Other Health	480	206	203	409
Education	1,884	1,724	58	1,781
Postsecondary
Colleges	391	368	–	368
Universities	155	–	168	168
Water/Environment	135	57	96	153
Municipal and Local Infrastructure	693	8	643	651
Justice	319	129	125	254
Other	391	481	132	613
Subtotal	13,083	12,167	2,326	14,493
Less: Other Partner Funding4	1,893	1,666	–	1,666
Total Excluding Partner Funding	11,190	10,500	2,326	12,826
Less: Other Capital Contributions5	376	284	262	546
Total Provincial Expenditure6	10,814	10,216	2,064	12,280
1 Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $336 million.
2 Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3 Other transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., winter roads, remote airports).
4 Third-party contributions to capital investment in consolidated schools, colleges, hospitals and provincial agencies.
5 Mostly federal government transfers for capital investments.
6 Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9 billion for 2013–14.
Note: Numbers may not add due to rounding.

TABLE 2.28 Ten-Year Review of Selected Financial and Economic Statistics1 ($ Millions)
	2005–06	2006–07	2007–08
Revenue	90,738	97,120	104,115
Expense
Programs	81,421	86,020	94,601
Interest on Debt3	9,019	8,831	8,914
Total Expense	90,440	94,851	103,515
Surplus/(Deficit) Before Reserve	298	2,269	600
Reserve	–	–	–
Surplus/(Deficit)	298	2,269	600
Net Debt4	152,702	153,742	156,616
Accumulated Deficit	109,155	106,776	105,617
Gross Domestic Product (GDP) at Market Prices	552,769	574,292	597,803
Primary Household Income	363,479	382,688	401,978
Population — July (000s)	12,528	12,662	12,764
Net Debt per Capita (dollars)	12,189	12,142	12,270
Household Income per Capita (dollars)	29,013	30,224	31,493
Interest on Debt as a per cent of Revenue	9.9	9.1	8.6
Net Debt as a per cent of GDP	27.6	26.8	26.2
Accumulated Deficit as a per cent of GDP	19.7	18.6	17.7
1 Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget; a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review; and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
2 Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3 Interest on debt is net of interest capitalized during construction of tangible capital assets of $234 million in 2011–12, $232 million in 2012–13, $225 million in 2013–14 and $336 million in 2014–15.
4 Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges, consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated in 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
Sources: Statistics Canada and Ontario Ministry of Finance.

2008–09	2009–102	2010–11	2011–12	Actual 2012–13	Interim 2013–14	Plan 2014–15
97,532	96,313	107,175	109,773	113,369	115,653	118,871

95,375	106,856	111,706	112,660	112,248	116,396	119,366
8,566	8,719	9,480	10,082	10,341	10,556	11,010
103,941	115,575	121,186	122,742	122,589	126,952	130,376
(6,409)	(19,262)	(14,011)	(12,969)	(9,220)	(11,300)	(11,505)
–	–	–	–	–	–	1,000
(6,409)	(19,262)	(14,011)	(12,969)	(9,220)	(11,300)	(12,505)
169,585	193,589	214,511	235,582	252,088	269,155	289,251
113,238	130,957	144,573	158,410	167,132	177,260	189,765
604,282	595,433	629,500	654,715	674,485	692,418	716,933
413,032	413,152	425,140	443,501	458,683	472,122	487,720
12,883	12,998	13,135	13,264	13,412	13,538	13,762
13,164	14,894	16,331	17,762	18,796	19,881	21,019
32,061	31,787	32,367	33,438	34,199	34,874	35,441
8.8	9.1	8.8	9.2	9.1	9.1	9.3
28.1	32.5	34.1	36.0	37.4	38.9	40.3
18.7	22.0	23.0	24.2	24.8	25.6	26.5

Support from Gaming

Proceeds from gaming activities in Ontario continue to support Provincial priorities. The Ontario Lottery and Gaming Corporation Act, 1999, requires that net Provincial revenue generated from lotteries, Ontario Lottery and Gaming Corporation (OLG)-operated casinos and slots and commercial casinos support services such as the operation of hospitals, municipalities, amateur sports, Ontario First Nations, problem gambling prevention, treatment and research, and funding for charitable and not-for-profit organizations.

TABLE 2.29 Support for Health Care, Charities, Problem Gambling and Related Programs, Municipalities and Ontario First Nations ($ Millions)
	Interim 2013–14	Plan 2014–15
Revenue for Provincial Purposes
Operation of Hospitals	1,754	1,771
Ontario Trillium Foundation	115	115
Problem Gambling Prevention, Treatment and Research	39	39
Ontario Amateur Sports	10	10
General Government Priorities, including Horseracing Support	119	118
Subtotal — Net Profit to Province from OLG	2,038	2,053
Support for Municipalities and Ontario First Nations1
Municipalities	116	115
Ontario First Nations	120	123
Total Support from Gaming	2,274	2,291
1 Operating expenses of the Ontario Lottery and Gaming Corporation (OLG) include payments to host municipalities and Ontario First Nations under the Gaming Revenue Sharing and Financial Agreement.
Note: Numbers may not add due to rounding.

CHAPTER III

Federal Underfunding of Ontarians

Highlights

The Province provides efficient public services resulting in competitive taxes for Ontarians. In fact, Ontario already has the lowest program spending per capita among provinces while, at the same time, it raises the lowest total revenue per capita including federal transfers. However, as the Province continues to carefully manage costs, take action to increase prosperity and implement its fair and responsible plan to return to balance, unilateral actions by the federal government are putting this at risk.

Since 2006, the federal government has taken more than 110 unilateral actions that have hurt people and businesses across Ontario and undermined the Province’s fiscal plan. Each and every year, the share of federal revenue raised in Ontario is higher than the share of federal spending in Ontario. This results in an $11 billion gap according to most recently available figures. In 2014–15, Ontarians will be contributing $4.5 billion more to Equalization than the Province is receiving in payments. While this money could be used in Ontario to fund more hospitals, nurses or public transit, it is redistributed to other regions of Canada to subsidize programs and services that Ontarians themselves may not enjoy.

As the federal government plans to balance its budget beginning in 2015–16, it is in a position to make investments that will help grow Ontario’s economy and protect services. Ontario calls on the federal government to:

☑	Treat Ontarians the same way it treats residents of all other provinces;
☑	Protect the Province from the $641 million decrease in payments from major transfers in 2014–15, as it has done with other provinces in the past;
☑	Stop unilateral actions that impact the Province’s public services and fiscal plan and instead work with Ontario on important issues that affect Ontarians;
☑
Significantly increase funding for infrastructure, given that Ontario plans to invest nearly five times more per capita in infrastructure than the federal government plans to invest over the next 10 years; and

☑	Match the Province’s $1 billion commitment to advance regional infrastructure development in the Ring of Fire area.

Unilateral Federal Actions Hurt Ontario

In 2014–15, Ontario will experience a year-over-year decline of $641 million in entitlements for major transfers. Over the last four years, the federal government paid a total of $2.2 billion in Total Transfer Protection payments to seven provinces that would otherwise have seen their major transfers reduced. This year, when Ontario would have qualified for a payment for the first time, the federal government decided to end the practice of transfer protection payments. As a result, Ontario is the only province since 2010–11 to face a decline in its overall major transfers.

“Because of the unprincipled nature of Canadian federal fiscal arrangements and funding agreements, Ontarians and Ontario businesses are often short-changed. The federal government needs to reform Equalization and create a national standard for EI access, and fix the funding gaps in infrastructure, training, housing, and regional economic development funds.”

Ontario Chamber of Commerce, “Emerging Stronger,” 2013.

The federal government is making unfair choices that undermine Ontario’s economic growth. By taking unilateral actions, it is balancing its budget on the backs of Ontarians and other Canadians.

TABLE 3.1 Examples of Unilateral Federal Actions Affecting Ontarians
Program	Description
Retirement Income Security	Federal government decided to shut down consideration of a modest enhancement to the Canada Pension Plan, and increased the Old Age Security age of eligibility from 65 to 67.
Patient Wait Times Guarantee Trust	Federal government did not renew $205.4 million to Ontario for wait-time reductions.
Human Papillomavirus Vaccine Trust	Federal government did not renew $117 million to Ontario for immunizations.
Police Officers Recruitment Fund	Federal government did not renew $156 million to support the hiring of 329 front-line police officers in Ontario.
Early Learning and Child Care (ELCC) Agreement	Federal government eliminated ELCC Agreement and cut $1.3 billion over three years in support for Ontario.
Source: Government of Ontario, “Federal Actions Negatively Impacting Ontarians,” 2014.

The Province has taken measures to protect Ontarians from some of these actions including:

▪	Stepping in with $63.5 million annually to address the gap left by the elimination of the Early Learning and Child Care Agreement;
▪	Investing $20 million annually to fill gaps in health care coverage for refugees left by the scaling down of the Interim Federal Health Program; and
▪	Providing $4 million a year to fund the 40 First Nations police officers previously supported by the federal government under the Police Officers Recruitment Fund.

However, the Province cannot step in every time the federal government abandons its responsibilities.

As discussed in Ontario’s Long-Term Report on the Economy, in 2011, the federal government unilaterally changed the growth rate of the Canada Health Transfer, beginning in 2017–18, which will remove an estimated $21 billion in support for health care nationally — $8 billion of that in Ontario — by 2023–24. This will have a real effect on the quality of health care provided to Ontarians. As confirmed by the federal Parliamentary Budget Officer, this transferring of fiscal burden creates a fiscally sustainable federal government, but fiscally unsustainable provinces and territories. Unless action is taken, the fiscal position of provinces and territories will deteriorate in the long term.

Last year, seven of ten provinces pushed back their expected balanced-budget year from targets outlined in previous budgets. At the same time, the 2014 federal budget announced that the federal debt-to-GDP ratio is expected to fall to 25.5 per cent by 2018–19, putting the federal government well on its way to achieving its target of 25 per cent by 2021.

Not only do imbalances exist between the federal government and provinces, but inequitable federal programs and policies also cause imbalances between Ontarians and Canadians in other provinces. According to the Mowat Centre, the people of Ontario contributed $11 billion more to the federal government than they received in return in 2009–10 (the year with the latest available data). This represents about $850 per Ontarian.

“Ontarians transfer approximately $11B on net to the rest of Canada. This transfer is equivalent to 1.9% of the province’s GDP. This can be referred to as the gap between what Ontarians contribute to the federal government and what is returned to the province in the form of transfers and spending.”

Noah Zon, “Filling the Gap: Measuring Ontario’s Balance with the Federation,” Mowat Centre, (2013).

Federal Underfunding

The current system of federal–provincial fiscal arrangements is working against, not for, the people of Ontario. A good example of an arrangement that works against Ontario and needs to be modernized is the Equalization program. While Ontario is committed to the principles of the Equalization program, the Province does not support a system of transfers that puts Ontario’s public services at risk and provides inequitable levels of support to different parts of Canada.

How the Equalization Program Works

The principle of Equalization is enshrined in the Constitution to “ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation,” Section 36(2), Constitution Act.

The program’s formula estimates how much potential revenue a province could raise based on its economic base, and provides payments to provinces with below-average potential revenue.

In 2009, when Ontario first entered Equalization, the federal government unilaterally imposed a ceiling to limit annual growth on total Equalization payments to the rate of growth of national gross domestic product (GDP). The cumulative impact of the GDP ceiling on Equalization on Ontario’s payments is approximately $6.7 billion between 2009–10 and 2014–15. In 2014–15 alone, the GDP ceiling reduced Ontario’s payment by nearly $670 million — over three times more than in 2013–14.

Ontario’s Equalization payment will be $1.2 billion lower in 2014–15 than the previous year, partly due to factors that have no relation to Ontario’s economic performance. For instance, $300 million of the reduction in Ontario’s entitlement in 2014–15 is due to the closure of Quebec’s Gentilly-2 nuclear power plant — an action that has no bearing on the relative strength of Ontario or Quebec’s economic base. But, due to the Equalization formula, the closure of Gentilly-2 will increase Quebec’s payment between 2014–15 and 2016–17. Under the federally imposed GDP ceiling, one province’s increasing Equalization entitlements are paid for by reductions in payments to others. In this case, larger payments to Quebec reduce payments to Ontario.

While Ontario’s payment is lower in 2014–15, the program is growing by over $560 million nationally. Ontarians are paying more into the program compared to previous years and are receiving less. The difference between what the people of Ontario will pay into the Equalization program through federal taxes and what the Province will receive from the program is $4.5 billion in 2014–15, and has reached $43 billion over the last 10 years.

Ontario Needs a Committed Federal Partner to Invest in the Province’s Economy

Building a prosperous province requires partnership among all orders of government. This is demonstrated each time the Province works with other governments to create jobs and make businesses more competitive, such as moving towards a cooperative capital markets regulator with the federal government and British Columbia. By being a fair and collaborative partner and making strategic investments, the federal government could support the Province’s plan to build greater prosperity for the people of Ontario.

TABLE 3.2 Improving Prosperity in Ontario
Potential Areas for Enhanced Collaboration		Benefit to Ontarians
Retirement Income Security for Ontarians	----›	Would ensure that today’s workers are able to enjoy their retirement years.
Greater Investments in Public Infrastructure	----›	Would better meet the needs of communities and provide economic returns to Canada.
Investment in Regional Transportation Priorities	----›	Improvement in commuting times, economic competitiveness, and regional productivity.
Development of Ring of Fire	----›	Ontario Chamber of Commerce estimates that Ring of Fire development would sustain 5,500 jobs.

Providing Better Retirement Income Security for Ontarians

Canada’s publicly administered Canada Pension Plan (CPP) is fundamental to the retirement income security of all Canadians, but for several reasons, its benefits are too low to meet the needs of many workers.

Several studies have shown that, unless action is taken, a significant portion of today’s workers will face a decline in their living standard in retirement, and that this problem will likely worsen over time.1 Recent analysis by the Ontario Ministry of Finance draws similar conclusions.

Ontario has long played a leadership role in retirement income security and has been advocating for an enhancement to the CPP since 2010.

In December 2013, the federal government unilaterally shut down discussions on options for an enhancement to the CPP against the agreement of provinces and territories to continue work on this issue. This has not only curtailed work on a potential enhancement, but has also crowded out discussions on other possible reforms to modernize the CPP.

A CPP enhancement is still the preferred option and, if the federal government is prepared to come to the table, Ontario is still a willing partner. However, in the absence of action by the federal government, the Province is moving forward with an alternative to provide Ontarians with the retirement income security they deserve.

See Chapter IV: Strengthening Retirement Security in Ontario for more details.

1
Recent studies that have examined the adequacy of retirement savings in Canada include: Keith Horner, “Retirement Saving by Canadian Households,” (2009); McKinsey & Company, “Are Canadians Ready for Retirement?” (2012); Kevin D. Moore, William Robson and Alexandre Laurin, C.D. Howe Institute, “Canada’s Looming Retirement Challenge,” (2010); Michael C. Wolfson, “Projecting the Adequacy of Canadians’ Retirement Incomes,” (2011); and CIBC, “Canadians’ Retirement Future: Mind the Gap,” (2013).

Federal Government Needs to Invest More in Infrastructure

As part of the Council of the Federation, Premier Kathleen Wynne is leading a working group that includes provincial and territorial ministers responsible for economic development and infrastructure to study the critical role infrastructure investments play in creating good jobs and attracting investments in such areas as manufacturing, transportation, and research and development.

Given the fundamental role infrastructure plays in Canada’s economic growth and the Province’s ongoing commitment to infrastructure funding, it is essential that the federal government be a strong partner and invest more in public infrastructure.

The federal government has committed to provide $70 billion nationally for infrastructure over the next 10 years, including $47 billion through the new Building Canada Plan. This $70 billion investment is equal to roughly $2,000 per capita over 10 years given that Canada has a population of about 35 million. By comparison, Ontario plans to invest over $130 billion in the province over the next 10 years. This investment is equal to almost $10,000 per capita over the next 10 years, given that Ontario has about 13.5 million people. The Province plans to invest nearly five times more per capita than the federal government over the next decade.

Inadequate federal investment means fewer improvements to transit systems, roads, bridges, and water and wastewater systems. To support jobs and economic growth, federal funding for infrastructure should be closer to the level being invested by Ontario.

Investment in Transportation Priorities

The Commission on the Reform of Ontario’s Public Services recommended a national transit strategy with the federal government, other provinces and municipalities. A federal commitment to dedicated funding for transit would help support the development of such a strategy.

The Province recognizes that an effective transportation network is supported by many components working together: transit systems and roads that carry commuters and link communities, major highways that allow movement across regions, and heavy rail that moves goods across industries.

The Province has recognized the need for dedicated and stable funding as part of a balanced investment strategy in transportation infrastructure, including public transit, but the federal government needs to recognize that a national strategy is badly needed.

Canada is the only G7 country without a federal policy of long-term, predictable investment dedicated to transit, and the continuing absence of the federal government on ongoing investments in transit networks has an effect on commute times, movement of goods, economic competitiveness and productivity.

Ring of Fire

Ontario is Canada’s leading jurisdiction for the exploration and production of minerals and a major player around the world. The Province’s Ring of Fire area, located about 535 kilometres northeast of Thunder Bay, holds significant deposits of minerals. Recent estimates suggest that the value of mineral resources in the Ring of Fire area could be up to $60 billion for known chromite (a key material in the production of stainless steel) and nickel deposits.

By 2025, significant output will be produced from the Ring of Fire, making the province one of the major world producers of chromite and strengthening Ontario’s position as a world leader in nickel production. This would have a positive economic impact not only for Northern Ontario, but also for Canada as a whole.

“There is a strong business case for governments to invest in this economic opportunity. We think the federal government has an obligation to be actively involved in this development, as it has for other transformative projects including the oil sands, the
St. Lawrence Seaway, and Churchill Falls.”

Ontario Chamber of Commerce, “Beneath the Surface: Uncovering the Economic Potential of Ontario’s Ring of Fire,” (2014).

Ontario is playing a leadership role in the development of the Ring of Fire, and calls on the federal government to advance regional infrastructure development in the Ring of Fire, just as it has supported industry development in other provinces and territories.

TABLE 3.3 Examples of Federal Investment to Encourage Development of Resource Industries in Other Provinces
Newfoundland and Labrador and Nova Scotia
To encourage the commercial development of offshore oil and gas, the federal government signed the 2005 Atlantic Accords with Newfoundland and Labrador and Nova Scotia. Newfoundland and Labrador received $2 billion from the federal government through the Accord. Nova Scotia received $1.1 billion between 2004–05 and 2014–15.

Newfoundland and Labrador
In 2013, the federal government finalized a loan guarantee with Newfoundland and Labrador to develop the Muskrat Falls Hydroelectric Project. According to Newfoundland and Labrador, the loan guarantee is projected to result in savings of $1 billion in interest costs.

Alberta and Saskatchewan
The Commission on the Reform of Ontario’s Public Services reported that federal support for the oil and gas sectors is worth $1.4 billion annually in addition to $2 billion for carbon capture and storage.

The Province is willing to commit up to $1 billion towards infrastructure development, contingent on matching investment by the federal government.  This would ensure that the necessary infrastructure investments, estimated to be over $2 billion, would proceed.

Immigration

Ontario remains the top destination for immigrants to Canada. Over the last 10 years, Ontario has received close to 1.2 million landed immigrants — 46 per cent of all those who came to Canada. However, in recent years, economic immigration to other provinces has increased at Ontario’s expense. This is due to growth in regional economic selection programs implemented by the federal government (e.g., Provincial Nominee Programs and Quebec Skilled Workers) that place Ontario at a disadvantage.

In 2012, Ontario was limited to less than four per cent of landed economic immigrants through its Provincial Nominee Program, compared to an average of 54 per cent for other provinces (excluding Quebec). The lack of federal support for a more flexible selection process inhibits Ontario’s ability to select the right combination of newcomers and undermines immigrants’ ability to contribute to the economy.

This is why, in the fall of 2012, Ontario released its first Immigration Strategy, responding to the province’s demographic and economic realities. The Immigration Strategy called on the federal government to increase its Provincial Nominee Program levels to 5,000 by 2014. The federal government took a step in the right direction by increasing Ontario’s Provincial Nominee Levels from 1,300 in 2013 to 2,500 in 2014. However, it still falls short of the 5,000 nominations Ontario has been seeking.

A more flexible immigration selection system would allow Ontario to meet changing labour market needs and help the province grow. Ontario calls on the federal government to increase the nomination target and to bring Ontario’s share of economic immigration up to 70 per cent, from the current share of only 50 per cent.

Ontario Needs a Committed Federal Partner to Invest in Stronger Ontario Health Care

The unilateral federal decision to limit the growth of the Canada Health Transfer (CHT) will have a significant impact on Ontario’s delivery of quality health care. Instead of maintaining the CHT annual growth rate at six per cent, the transfer is now expected to increase at the rate of nominal economic growth nationally, approximately 4.3 per cent, starting in 2017–18.

By 2023–24, this federal action will remove an estimated $8 billion from health care in Ontario and $21 billion nationally. The cumulative impact would be equivalent to reducing federal funding of health care by about $550 for every Ontarian by 2023.

The federal funding that is being reduced could instead be used to help support Ontario’s ongoing efforts to decrease wait times for surgical and diagnostic services, hire more doctors and nurses who provide Ontarians with access to primary care, and improve investments in the province’s home care initiatives that help older Ontarians live healthier, more independent lives.

CHAPTER IV

Strengthening Retirement Security
in Ontario

Highlights

☑	Moving forward with a mandatory pension plan — the proposed Ontario Retirement Pension Plan — the first of its kind in Canada that builds on the strengths of the Canada Pension Plan;
☑	Introducing a legislative framework for pooled registered pension plans that is broadly consistent with the model introduced by the federal government and adopted by various provinces;
☑	Enhancing investment opportunities for broader public-sector pension plans through pooled asset management; and
☑	Enabling the conversion of employer-sponsored, single-employer pension plans to jointly sponsored pension plans.

Introduction

The government is committed to a strong and secure retirement income system to help ensure that Ontarians are better able to enjoy their retirement years.

Canada’s publicly administered Canada Pension Plan (CPP) is fundamental to the retirement income security of all Canadians, but its benefits alone are too low to meet the needs of middle-income earners. As noted in Ontario’s Long-Term Report on the Economy (2014), two-thirds of workers do not participate in workplace pension plans.

Several studies have shown that, unless action is taken, a significant portion of today’s workers will face a decline in their living standard in retirement, and that this problem will likely worsen over time.

The Undersaving Problem Do Ontarians Have Enough Savings to Retire?

“Year over year, more Canadians who are expecting to retire are concerned about not having enough money to support their retirement: 72% in 2013, 68% in 2012 and 67% in 2011.”

Scotiabank Annual Investment Poll, 2014.

“…defined benefit and defined contribution pension members are Canada’s lucky employees. More than 60 per cent of Canadian workers do not even belong to a workplace pension. Most will rely on a combination of personal savings, the Canada Pension Plan, and federal OAS and GIS supplements. For many retirees, personal savings won’t be much help. In recent years, Canadian consumers have only set aside a threadbare 5.5 per cent of their income, a sharp drop from a 20 per cent savings rate in the 1980s.”

Jim Leech & Jacquie McNish, The Third Rail, (McClelland & Stewart, 2013), p. 25.

“For middle-income Canadians, as you project ahead, the Canada Pension Plan is not going to be able to do that which it must… The role of government is not only to deal with today….”

The Right Honourable Paul Martin

“A growing gap will leave close to six million Canadians facing a more than 20% drop in living standards as they leave the workforce, even accounting for the savings on some expenditures that retirement brings. If left unchecked, current trends in pensions, government programs and savings rates will, particularly for today’s younger cohorts, be insufficient to allow today’s working Canadians to realize the retirement lifestyle that their elders have achieved.”

CIBC World Markets Inc., “Canadians’ Retirement Future: Mind the Gap,” 2013.

The 21st century workforce needs a modern retirement income system, but Ontario and Canada have a 20th century system in place. That is why Ontario is taking a leadership role in addressing this pressing issue.

The Retirement Savings Gap

Retirement experts often recommend that workers aim to replace up to 70 per cent of their income in retirement to maintain a similar living standard. Canada’s retirement benefit programs, namely Old Age Security (OAS) and the CPP, do not provide sufficient income replacement for those with middle incomes, as shown in Chart 4.1.

In addition, a significant portion of today’s workers are not saving enough to maintain their standard of living when they retire. Individuals with middle pre-retirement incomes face a potential retirement income gap due to the limited benefits provided by the CPP and OAS. These workers must rely on other sources of retirement income, such as registered retirement savings plans (RRSPs), to fill this gap.

Inadequate saving not only puts future retirees’ incomes at risk, but will also have negative long-term impacts on the economies of Ontario and Canada.

Increasing savings today would mean higher incomes and increased spending by retirees that would help generate future economic growth and employment. This would help the Ontario economy better cope with population aging and could help reduce intergenerational transfers from future workers to retirees.

As noted in the recently published paper by the former Governor of the Bank of Canada, David Dodge, higher retirement savings would also make more capital available in the economy for investment.1 Increased investment would result in higher productivity, leading to stronger economic growth and job creation.

Factors Contributing to the Undersaving Problem

The retirement savings problem is rooted in several factors including low workplace pension coverage, low personal savings and longer lifespans. A more detailed discussion of these factors and the retirement savings problem can be found in Ontario’s Long-Term Report on the Economy (2014).

Most People Do Not Have a Workplace Pension Plan

Where available, workplace pension plans act as a very effective source of retirement income beyond that which is provided by public programs. Households without workplace pension coverage are more likely to experience a standard-of-living decline in retirement than those with workplace pensions.2

However, many employers do not offer these plans. In 2012, only 34 per cent of Ontario’s working population belonged to a workplace pension plan.

Building adequate savings through a pension plan is particularly difficult for those who change employers often over the course of their careers. Younger workers, who are expected to have multiple employers, will be more likely to encounter this patchwork of coverage.

1	David A. Dodge and Richard Dion, “Macroeconomic Aspects of Retirement Savings,” (April 2014).
2
Ministry of Finance analysis shows that households without workplace pension coverage are about 32 per cent more likely to experience a standard-of-living decline in retirement than households with pension coverage.

Voluntary Savings Are Inadequate

Since two-thirds of Ontario’s workers do not participate in a workplace pension plan, they must rely to a greater degree on personal savings.

However, in 2012, there was about $730 billion in unused RRSP room in Canada, including $280 billion in Ontario alone. Among those with incomes between $25,000 and $75,000 who do contribute to RRSPs, average contributions have declined in recent years. A recent survey by Scotiabank3 indicated that only about three in ten Canadians planned to make an RRSP contribution in 2014, down from 39 per cent in previous years.

For those individuals who do manage to save, traditional investment vehicles like mutual funds often carry high management fees that can significantly erode savings growth, regardless of the real rate of return on the investments. Over time, relatively small increases in fees can have an impact on an individual’s retirement savings. Relative to individual retail customers, the fees or management expense ratios (MERs) associated with certain investments are much lower for pension plans. As such, members of pension plans, even small plans, can benefit.

Chart 4.2 illustrates how management fees affect retirement savings over time for the case of an individual making annual contributions of $6,000 to an RRSP. Compared to the potential savings portfolio value in the absence of fees, management fees of 2.4 per cent over the 40-year period could reduce the potential portfolio value by more than 44 per cent. However, if fees were low (one per cent), the total retirement savings would be about 40 per cent higher than the total retirement savings in a portfolio with a 2.4 per cent fee.

3	Scotiabank news release, “Are You On Track to Achieve Your Retirement Goals?” (February 6, 2014).

People Are Living Longer

Increasing lifespans are a sign of higher living standards and better health outcomes. However, this has put pressure on personal savings and workplace pension plans’ ability to ensure lifelong income over a retirement period that can last several decades.

As shown in Chart 4.3, Ontario men at age 65 can currently expect to live another 19 years. It is projected that, by 2035, Ontario men aged 65 will have, on average, 23 more years to live. For Ontario women aged 65, life expectancy is currently 22 more years and is projected to rise to 25 years by 2035. While these projections are averages, a significant portion of future retirees will live well beyond the average.

Increasing life expectancy makes it especially difficult for those without pension plans to ensure their personal savings are enough to carry them through their retirement years. Those without sufficient income from pensions or personal savings will be forced to rely to a greater degree on government programs and services, and on financial support from family members.

A Strategy to Enhance Retirement Savings

Modernizing the retirement income system will require a range of tools and close collaboration with all players, including individuals, employers, labour, the financial services industry, and all orders of government.

The Province is committed to taking a leadership role in modernizing the retirement income system to help ensure that today’s workers are able to enjoy their retirement years.

As part of a commitment to strengthen the retirement income system, the government announced a bold new strategy in the 2013 Ontario Economic Outlook and Fiscal Review. The three-pronged strategy focuses on:

▪	Ontarians without workplace pension plans;
▪	Ontarians with self-directed retirement savings; and
▪	Ontarians with defined benefit plans.

The Province will continue with this strategy, with particular emphasis on innovation and modernization, to help ensure that any improvements to the retirement income system meet the needs of a 21st century workforce.

Ontarians without Workplace Pension Plans

Canada Pension Plan Provides a Sound Base But Benefits Are Inadequate

The Canada Pension Plan is an efficient and effective mandatory public pension program, with contributions shared equally by employers and employees. It provides Canadians with a secure pension that is predictable, indexed to inflation and paid for life. Because the CPP is fully portable within Canada, it allows workers who change jobs frequently (e.g., younger workers) to have ongoing pension coverage, and it covers virtually all types of employment.

However, the basic structure of the CPP has not changed since the plan was created in 1966. The CPP’s replacement rate is only 25 per cent of pensionable earnings and workers cannot contribute on amounts above a maximum earnings threshold.4 These limits mean that the current maximum benefit is only about $12,500 per year, and the average annual benefit paid is far below that, at about $6,400 in Canada and $6,800 in Ontario. These amounts are not high enough to allow workers, particularly middle-income earners, to maintain their standard of living in retirement.

Enhancing the CPP is critical to ensuring Ontarians and Canadians, particularly middle-income earners, have greater financial security in retirement. Ontario’s preferred approach to strengthening the retirement income system is through an enhancement to the CPP.

Ontario has long played a leadership role in retirement income security and has been advocating for an enhancement to the CPP since 2010. In 2013, as chair of the Council of the Federation, Ontario elevated the pressing need for pension reform to a national dialogue. Through this role, Ontario led discussions among provincial and territorial finance ministers on ways to improve Canada’s retirement income system, including an enhancement to the CPP. During these discussions, provinces and territories agreed to continue work on a possible CPP enhancement; for example, by engaging further with business and employer communities.

Despite the consensus among provinces and territories to continue this collaborative effort, in December 2013, the federal government unilaterally shut down CPP enhancement discussions.

This action by the federal government not only curtailed work on a potential enhancement, but has also crowded out discussions on other possible reforms to modernize the CPP.

4	The year’s maximum pensionable earnings (YMPE) is $52,500 in 2014. The YMPE is indexed to annual increases in the average wage.

First-of-Its-Kind Provincial Pension Plan: The Ontario Retirement Pension Plan

The Province is not prepared to wait for the federal government to step up to address the retirement income challenge currently faced by today’s working Canadians. Unless action is taken now, there is a risk that the retirement savings problem will worsen over time. The retirement income system will become increasingly out of touch with the changing workforce, placing younger generations at a significant disadvantage relative to their parents.

Given the federal government’s decision to shut down discussions on an enhancement to the CPP, Ontario is proposing to move forward with a new mandatory provincial pension plan — the Ontario Retirement Pension Plan (ORPP) — that would be cost-effective, responsible and designed to meet the needs of a 21st century workforce.

The ORPP would be the first of its kind in Canada and would expand pension coverage initially to more than three million working Ontarians who currently rely on the CPP, OAS and their own savings for retirement income. It would build on the key features of the CPP, and could later be integrated with the CPP should negotiations on an enhancement be successful in the future.

Key Design Features of the Ontario Retirement Pension Plan

By targeting those most at risk of undersaving, particularly middle-income earners, the ORPP would help Ontario working families build a more secure retirement future.

The ORPP would include the following design features:

▪	Provide a predictable stream of income in retirement by pooling longevity and investment risk, and indexing benefits to inflation, similar to the CPP’s retirement benefit.

▪
Require equal contributions to be shared between employers and employees, not exceeding 1.9 per cent each (3.8 per cent combined) on earnings up to a maximum annual earnings threshold of $90,000. The ORPP maximum earnings threshold would increase each year, consistent with increases to the CPP maximum earnings threshold.

▪	Aim to provide a replacement rate of 15 per cent of an individual’s earnings, up to a maximum annual earnings threshold of $90,000.

When combined with the retirement benefit provided through the CPP:

▪
An individual with steady career earnings over 40 years of $52,500 — the maximum annual earnings covered by CPP — would replace about 40 per cent of pre-retirement income and would receive an annual lifetime benefit of approximately $19,935. This represents a 60 per cent increase over the maximum CPP benefit.

▪
An individual with steady career earnings over 40 years of $90,000 — the maximum annual earnings threshold under the ORPP — would replace about 30 per cent of pre-retirement income and would receive an annual lifetime benefit of about $25,275. This is roughly double the retirement benefit the individual would receive under the CPP alone.

For illustrative examples in this chapter, earnings levels are stated in 2014 dollars. “Steady career earnings” means that the individual earned the equivalent of the stated earnings in each of the 40 years, taking into account annual increases in the average wage.

The ORPP would be publicly administered at arm’s length from government, have a strong governance model and be responsible for managing investments associated with annual contributions of approximately $3.5 billion. Benefits would be earned as contributions are made to ensure that the system is fair, and younger generations are not burdened with additional costs.

Since the ORPP is intended to assist individuals most at risk of undersaving, particularly middle-income earners without workplace pensions, those already participating in a comparable workplace pension plan would not be required to enrol in the ORPP.

To reduce the burden on lower-income workers, earnings below a certain threshold would be exempt from contributions, similar to the CPP. Currently, the CPP has an annual basic exemption of $3,500. The government will consult on whether the ORPP’s lower-income threshold would mirror that of the CPP.

The government recognizes the unique status of self-employed individuals in the labour market as both employee and employer. The government will consult to determine how best to assist self-employed individuals in achieving a secure retirement future.

Recognizing that retirement income security is critically important to Ontario families and for the future prosperity of the province, the government will be moving forward with implementation of the ORPP as a priority. The ORPP would be introduced in 2017 to coincide with the expected reductions in Employment Insurance premiums.

Enrolment of employers and employees into the ORPP would occur in stages, beginning with the largest employers. Contribution rates would be phased in over two years.

Illustrative Examples of the Ontario Retirement Pension Plan

The ORPP numerical examples are based on analysis of recent CPP enhancement proposals.5 These examples may help show how the ORPP might address the undersaving problem. Since the design and structure of the ORPP may vary from the CPP, actuarial analysis would be required to finalize elements of the ORPP.6

Barbara, Bonnie and Bernice are about to enter the labour force and plan to work for 40 years and retire at 65. For illustrative purposes, at age 65, Barbara, Bonnie and Bernice will have had steady career earnings of $45,000, $70,000 and $90,000 respectively, in 2014 dollars. Chart 4.4 illustrates the annual ORPP retirement benefit, the benefit level when combined with CPP benefits, and the annual CPP and ORPP contributions.7

With a contribution rate of 1.9 per cent, Barbara (earning $45,000) would contribute about $788 annually to the ORPP, matched by her employer over her working career. In retirement, Barbara would receive:

▪	A maximum ORPP benefit of $6,410 annually for life; and
▪	Combined ORPP and CPP benefits of about $17,090 annually for life, replacing about 40 per cent of her pre-retirement income.

With a contribution rate of 1.9 per cent, Bonnie (earning $70,000) would contribute about $1,263 annually to the ORPP, matched by her employer over her working career. In retirement, Bonnie would receive:

▪	A maximum ORPP benefit of $9,970 annually for life; and
▪	Combined ORPP and CPP benefits of about $22,430 annually for life, replacing about 34 per cent of her pre-retirement income.

5	CPP enhancement estimates are based on the 25th CPP Actuarial Report as at December 31, 2009.
6
Differences between CPP assumptions and those of the ORPP could affect the estimated contribution rates and benefit levels of the ORPP discussed above. In addition to potential differences in plan design, other factors that could vary between the CPP and the ORPP include the demographic profile of members (such as longevity), and differences in labour force growth, real wage growth, inflation, the real rate of return and administrative costs.

7	The estimated values of the CPP and ORPP benefits shown in the illustrative examples do not exactly equal the noted replacement rate multiplied by the noted earnings level. See Chart 4.4 notes.

With a contribution rate of 1.9 per cent, Bernice (earning $90,000) would contribute about $1,643 annually to the ORPP, matched by her employer over her working career. In retirement, Bernice would receive:

▪	A maximum ORPP benefit of $12,815 annually for life; and
▪	Combined ORPP and CPP benefits of about $25,275 annually for life, replacing about 30 per cent of her pre-retirement income.

Implementation and Next Steps

To date, the government has benefited tremendously from the advice of former Prime Minister Paul Martin, drawing on his extensive experience in retirement income security and CPP reform. In January of this year, the government established a Technical Advisory Group on Retirement Security, bringing together a range of pension expertise and perspectives.

As noted earlier, a provincial pension plan of this scale would be the first of its kind in Canada. The government will continue to engage the Technical Advisory Group on, among other issues, the appropriate lower-income threshold and how best to assist the self-employed. Further work, including actuarial analysis, is also required to finalize the ORPP design details.

Ontario is home to some of Canada’s largest and most highly regarded pension funds. Consideration will be given to how to leverage the expertise of these public-sector pension plans with respect to their strong governance and proven investment track record. In addition, the government will consider how to leverage the province’s strong financial services sector and Ontario’s proposed new asset pooling entity in the administration of the plan and investment management.

Ontario will work with other provinces to examine whether the ORPP could be expanded to enhance the retirement income security of those living outside Ontario.

To ensure the ORPP would effectively balance providing benefit security in retirement with minimizing the impact on business, the government will consult with Ontario employers and labour. The government also plans to work with the federal government, where necessary, to facilitate a seamless implementation of the ORPP for Ontarians.

Further technical details will be released later this year prior to introducing legislation.

Impact on the Undersaving Challenge

The ORPP would be a major step in addressing the undersaving challenge and modernizing the retirement income system.

The ORPP would expand pension coverage in Ontario at a time when workplace pension coverage is on the decline. It would build on advantageous features of the CPP such as benefit predictability, pooled longevity and investment risk, and low-cost administration. The ORPP would assist Ontario’s modern workforce in preparing for retirement while supporting a strong and prosperous Ontario.

Pooled Registered Pension Plans

While the ORPP is a critical element in enhancing the retirement income security of Ontarians, the undersaving challenge is a complex issue requiring a multi-faceted approach and a range of tools. Voluntary savings vehicles will continue to play an important role in Ontario’s retirement income system.

Pooled registered pension plans (PRPPs) are a new form of tax-assisted individual retirement savings plan. They are intended to make it easier to save for retirement by offering employees and the self-employed an additional low-cost savings vehicle (achieved through a simple design and economies of scale). They are professionally managed, portable from one workplace to another, and have more favourable tax treatment than group RRSPs.

In the fall of 2013 and the winter of 2014, the government consulted with interested parties to determine how PRPPs could best be implemented to ensure that they meet the needs of Ontario’s current workforce.

Key Design Features

After reviewing feedback from a variety of stakeholders, including members of the public; labour and employer representatives; retiree organizations; pension experts; and various public- and private-sector entities, the government has decided to move forward with a legislative framework for PRPPs that is broadly consistent with the model introduced by the federal government and adopted by various provinces. In particular, an Ontario PRPP framework would include the following key design features:

▪	Voluntary participation and contributions by employers — Employers would choose whether to offer their employees a PRPP and whether to contribute to their employees’ PRPP;
▪	Automatic enrolment of employees — Where an employer elects to offer a PRPP, enrolment of employees would be automatic unless an employee chooses to opt out within a specified period; and
▪	Low cost — Administrators would be required to provide PRPPs at a low cost to plan members.

Implementation

The government intends to introduce PRPP legislation in the fall of 2014.

Ontario continues to support national efforts to improve the retirement income system and recognizes the value in working with other jurisdictions to develop innovative solutions that advance this important goal for all Canadians. An Ontario PRPP framework that is harmonized with those of other jurisdictions would assist in creating a coordinated approach to administration and regulation across the country. Not only would this help to create economies of scale and minimize costs, but it would also foster greater portability, supporting a modern, mobile workforce.

Target Benefit Pension Plans

Target benefit pension plans offer employers an innovative new option by combining features of defined benefit (DB) pension plans and defined contribution pension plans. Target benefit pension plans “target” a specific pension funded by fixed contributions. Unlike DB pensions, the target benefit pension may be reduced to address funding shortfalls.

The Province intends to consult on a regulatory framework for multi-employer target benefit pension plans with a view to introducing a framework that sets out eligibility conditions, funding rules and governance requirements. Feedback from these consultations will help in subsequently developing a framework for single-employer target benefit pension plans.

Ontarians with Self-Directed Retirement Savings

Review Regulation of Financial Planning

The 2013 Ontario Economic Outlook and Fiscal Review acknowledged that many individuals rely on financial advisers, including financial planners, when making savings and investment decisions. The extent of this reliance may pose a concern since financial planning in Ontario is not currently subject to general regulatory oversight. In light of this potential regulatory gap, the government committed to investigate the merits of, and possible options for, proceeding with more tailored regulation, and consulted with industry stakeholders in January 2014. However, no consensus emerged on the appropriate regulatory framework.

The Minister will appoint an expert committee to consider more thoroughly possible policy alternatives for more tailored regulation and to develop recommendations.

Ontarians with Defined Benefit Plans

The government will continue work to enhance the security of benefits for members of DB pension plans while ensuring these plans remain affordable for plan sponsors.

Reform of Funding Rules

Pension plans are recovering from funding challenges experienced following the 2008–09 recession. Since then, the funding level of plans in Ontario has improved considerably.

To ensure that DB plans are prudently funded and sustainable for the long term, important steps need to be taken to refine funding rules.

The government plans to enact regulations that define the funding level at which a contribution “holiday” can be taken and the duration. In addition, proposed new regulations would set parameters for accelerated funding of benefit improvements in underfunded pension plans. These new rules would ensure plans can manage future funding pressures and continue to pay for the benefits they offer in the longer term.

The government will also carefully consider, in consultation with affected stakeholders, the implementation of other funding rules changes to support the long-term sustainability of DB pension plans in Ontario.

As well, the government intends to address the regulations that temporarily exempt specified Ontario multi-employer pension plans and jointly sponsored pension plans (JSPPs) not subject to solvency funding requirements from the “solvency concerns” test. This test currently requires plans with solvency funded ratios of less than 85 per cent to file plan valuations with the regulator annually, rather than triennially.

The government intends to extend the exemption that would otherwise expire on December 31, 2014, to December 31, 2017, to allow sufficient time for consultation on an appropriate test for all non-solvency funded plans. This would include target benefit pension plans, for which a framework is currently under development.

The government is also currently seeking feedback from stakeholders before putting in place new regulations to further enhance transparency and accountability with respect to plan funding and investment strategies to plan members as well as former and retired members.

Enhancing Investment Opportunities through Asset Pooling

The government will be moving forward with a framework to enable pooling of assets of pension plans in the broader public sector as well as endowment and other funds of public entities in order to improve their investment results. Larger pools of capital enable access to a broader range of investments, which is key to improving risk-adjusted returns.

The Province will target the introduction of legislation in the spring of 2015 to enable the establishment of a new asset pooling entity, which would operate at arm’s length from government.

The Workplace Safety and Insurance Board and the Ontario Pension Board have strong investment track records and are willing and well placed to be initial participants in the new pooling entity.

Participation of other pension plans and qualified organizations in the pooling entity would be on a voluntary basis.

Converting to JSPP Models

A JSPP is a DB pension plan in which the employer(s) and plan members share responsibility for the plan’s governance and funding. Employers and members jointly determine contribution levels, the allocation of surplus and how deficits are funded.

The 2013 Budget announced the government’s intent to facilitate the transfer of assets from employer-sponsored, single-employer pension plans (SEPPs) to JSPPs and to allow employer-sponsored SEPPs to be converted to JSPPs. Through this Budget, the government is fulfilling this commitment by introducing legislative amendments to the Pension Benefits Act that would create regulatory authority to prescribe requirements for plan conversion.

To ensure that the new JSPP protects the existing pension entitlements for converting members, and is transparent and voluntary, the amendments would require that:

▪	The same pension be provided to retirees and the equivalent value be provided to current employees upon conversion;
▪	Notice be provided to all plan beneficiaries and trade unions;
▪	Consent of plan beneficiaries be obtained prior to the plan conversion; and
▪	The approval of the Superintendent of Financial Services be granted.

In some circumstances, plan sponsors may prefer to transfer their pension responsibilities to an existing JSPP. The government intends to make regulations to ensure that the assets transferred are sufficient to fund the transferred liabilities, while not unduly subsidizing or enriching existing JSPP beneficiaries.

The government recognizes that the availability of an exemption from solvency funding rules for new JSPPs is an important factor for stakeholders exploring conversions.

Employers and plan members joining an existing JSPP that is already exempt from solvency funding requirements would receive the same treatment.

The government will consider exempting new JSPPs that involve multiple employers from solvency funding requirements, subject to certain criteria, to be developed in consultation with stakeholders. For new single-employer JSPPs, consideration will be given to whether sufficient protections are in place for members and whether the plans can be expected to be sustainable in the future before providing a similar solvency exemption.

CHAPTER V

A Fair and Efficient Tax System

Highlights

☑	A proposed Personal Income Tax increase on taxable incomes above $150,000, affecting the top two per cent of Ontario tax filers.
☑	Legislative amendments that would improve the fairness of dividend tax credits.
☑	To support public transit, transportation infrastructure and other priority projects:
▪	A proposed change to better target the small business deduction; and
▪	A proposed increase to the tax rate on aviation fuel.
☑	An increase to the tobacco tax rate from 12.350 cents to 13.975 cents per cigarette and per gram of other tobacco products.
☑	Enhanced compliance measures to preserve the integrity of the tax administration system.
☑	A tax credit for farmers who donate to community food programs to encourage the donation of agricultural products to those in need.
☑
Continued review of tax expenditures, including research and development tax credits, the Apprenticeship Training Tax Credit and the Co-operative Education Tax Credit, to achieve better outcomes and improve cost effectiveness.

Introduction

Ontario has taken many steps in the last five years to foster a more competitive business climate, positioning the province as one of the most attractive locations in the industrialized world for new business investment. The government has reduced Corporate Income Tax (CIT) rates for large and small businesses, eliminated the Capital Tax and introduced the Harmonized Sales Tax (HST), removing embedded sales taxes and providing savings to businesses that can be used to help them grow and create jobs. These measures provide savings to businesses of more than $9 billion per year.

The government has also made changes to help low- to moderate-income people with their expenses. For example, the government enhanced property and sales tax credits and combined payment of the credits into the Ontario Trillium Benefit.

Ontario has a progressive Personal Income Tax (PIT) structure where higher tax rates apply as taxable incomes increase. In 2012, the government increased PIT on the top 0.2 per cent of tax filers. To continue funding programs in a fair and balanced way, the Province proposes that those with the greatest ability to pay contribute more through their taxes. The PIT changes proposed in this Budget would only affect the top two per cent of Ontario tax filers — those with taxable incomes over $150,000.

The government is proposing to create two dedicated funds to support public transit and transportation infrastructure projects. Proposed revenue sources for these funds include restricting large corporations from claiming the small business deduction and phasing in a measured increase to the tax rate on aviation fuel. The Province would also dedicate the proceeds from 7.5 cents per litre of the existing provincial gasoline tax to these funds, without increasing the current rate of 14.7 cents per litre, and repurpose revenues from the existing HST charged on the current provincial taxes on gasoline and road diesel. This would be in addition to the significant ongoing funding Ontario currently provides to municipal transit systems across the province by sharing two cents per litre of provincial gas tax revenues. Additional details on these new investments can be found in Chapter I, Section B: Building Modern Infrastructure.

A Technical Panel has been established to review Ontario’s business support programs and provide a framework for ongoing evaluation. The Panel’s final report is expected this spring. The Province will continue to review existing tax credits to ensure that they are effective and efficient.

As part of its commitment to having a fair and efficient tax administration system, the government will take additional measures to address the underground economy, corporate tax avoidance and contraband tobacco. Similarly, the government will continue to explore opportunities for improving services to taxpayers, such as implementing enhanced electronic services. The government will also review its tax collection arrangements with the Canada Revenue Agency on a regular basis to ensure that quality services are provided to Ontarians and that optimal revenues are realized through tax administration and compliance activities.

Income Tax Changes for People

Personal Income Tax Rate Changes

The government proposes to:

▪	Lower the taxable income threshold for the 13.16 per cent tax rate from $514,090 to $220,000; and
▪	Add a new tax rate of 12.16 per cent on taxable income between $150,000 and $220,000.

These changes would apply to taxation years ending after December 31, 2013.

The following table illustrates how the proposed changes would affect the PIT taxable income thresholds and rates.

Table 5.1 Ontario Personal Income Tax: Taxable Income Thresholds and Rates
Current, 2014			Proposed, 2014 and Subsequent Years
Taxable Income Range ($)	Tax Rate (Per Cent)		Taxable Income Range ($)	Tax Rate (Per Cent)		Share of tax filers
Above 514,090	13.16	---›	Above 220,000	13.16	}	2 per cent affected
80,242–514,090	11.16
			150,000–220,000	12.16	}
			Up to 150,000	No Change	}	98 per cent not affected
40,120–80,242	9.15
Up to 40,120	5.05

The new income thresholds would not be adjusted for inflation each year, unlike the current taxable income thresholds.

These measures would only apply to the top two per cent of Ontario tax filers — those with taxable incomes above $150,000 — and would not apply to 98 per cent of tax filers. About 220,000 people would pay more Ontario PIT in 2014 on their taxable income above $150,000. Of these:

▪	About 115,000 people with taxable income between $150,000 and $220,000 would pay $425 more Ontario PIT, on average, or about 0.2 per cent of the average taxable income of this group; and
▪	The remaining 105,000 people, with taxable income above $220,000, would pay about $5,500 more Ontario PIT, on average, or about one per cent of the average taxable income of this group.

People with taxable incomes below $150,000 would see no change in their Ontario PIT payable as a result of these changes.

Ontario would continue to provide a charitable donations tax credit rate of 5.05 per cent on the first $200 of donations each year, and 11.16 per cent on donations over that amount.

Dividend Tax Credit Changes

The 2013 federal budget announced changes to the tax treatment of dividends paid from corporate income taxed at the federal small business rate (“non-eligible dividends”), which would automatically reduce the Ontario dividend tax credit rate for non-eligible dividends. When combined with Ontario’s surtax, the federal changes would have inequitable impacts on taxpayers with different incomes. For people with higher incomes, Ontario’s surtax increases the benefit of dividend tax credits — for both non-eligible dividends and dividends paid out of corporate income taxed at higher rates (“eligible dividends”).

To mitigate the impact of the federal changes and improve the fairness of the taxation of dividends, the Province proposed measures in the 2013 Ontario Economic Outlook and Fiscal Review that would change the dividend tax credit rates and the surtax calculation, starting in 2014.

The proposed changes to the calculation of the surtax with respect to dividend tax credits would result in these credits having the same value for all taxpayers, regardless of their incomes. The tax credit rates for non-eligible and eligible dividends would be set at 4.5 per cent and 10 per cent, respectively.

The government will introduce legislation to implement these measures.

Tax Changes for Business

Small Business Deduction

The Ontario small business deduction (SBD) is intended to provide tax relief to small businesses in the province — savings they can use to invest in the growth of their businesses and hire more people. Ontario’s general CIT rate is 11.5 per cent. The SBD reduces the general CIT rate to 4.5 per cent on the first $500,000 of Ontario active business income of Canadian-controlled private corporations (CCPCs). Currently, a CCPC receives a benefit of up to $35,000 per year on the first $500,000 of active business income.

Currently, all CCPCs in Ontario can take advantage of this rate regardless of how large they are. Ontario is the only province that allows large CCPCs to claim this deduction. The government proposes to take action to ensure only small CCPCs can qualify for the deduction, which would bring Ontario in line with every other province and the federal government. This was a recommendation of the Commission on the Reform of Ontario’s Public Services.

Ontario is proposing to parallel the federal SBD phase-out, effective for taxation years ending after Budget day, and pro-rated for taxation years that straddle the Budget day. The SBD would be phased out for large CCPCs (and associated groups of CCPCs) with more than $10 million in taxable capital employed in Canada in the previous year and would be fully eliminated for large CCPCs (and associated groups of CCPCs) with taxable capital employed in Canada in the previous year in excess of $15 million.

The proposed measure would not affect small businesses. It would apply only to large CCPCs, which represent 1.5 per cent of CCPCs currently claiming the SBD.  The revenue generated by this change would be dedicated to public transit, transportation infrastructure and other priority projects across the province. See Chapter I, Section B: Building Modern Infrastructure for more information.

Tax on Aviation Fuel

Aviation fuel has been taxed at a rate of 2.7 cents per litre since 1992. This rate is significantly lower than the rate for gasoline (14.7 cents per litre) and the regular rate for diesel (14.3 cents per litre).

This Budget proposes to increase the tax rate on aviation fuel by one cent per litre each year for four years, beginning in 2014. An amendment to the Gasoline Tax Act would be required to implement the proposed increases. The one cent per litre rate increase for 2014 would be effective the day after the amendment receives Royal Assent. Subsequent rate increases of one cent per litre in 2015, 2016 and 2017 would be effective April 1 of each respective year. Upon full implementation, the tax rate would be 6.7 cents per litre.

The Ministry of Finance would work with the Ministry of Transportation to provide relief to vulnerable communities, especially those in remote and northern areas.

The revenue generated by this change would be dedicated to public transit, transportation infrastructure and other priority projects across the province. See Chapter I, Section B: Building Modern Infrastructure for more information.

The government will also propose amendments to the Gasoline Tax Act that would provide the Minister of Finance with the authority to require the completion of an inventory report, and make regulations in respect of the inventory requirement and transitional matters.

Registration Requirements for Road-Building Machines

The Province will propose amendments to the Highway Traffic Act (HTA) to modernize, by 2016, the treatment of unregistered road-building machines that use public roads and highways. Examples of these vehicles include mobile cranes, concrete pumpers and hydrovacs. This measure aims to:

▪	Ensure that owners or operators of these vehicles contribute their fair share of tax;
▪	Maintain the integrity of related regulatory and legislative requirements such as the application of fuel tax and registration fees; and
▪	Help level the playing field between road-building machines and other commercial vehicles that use public roads and highways.

Under the Fuel Tax Act, tax-exempt diesel fuel may be used in unlicensed commercial vehicles, such as road-building machines. Amendments to the HTA would include imposing registration and licensing requirements on road-building machines that use public roads and highways. As such, additional fuel tax revenue would result from licensed road-building machines that would not be permitted to use tax-exempt fuel.

The Ministry of Finance will work with the Ministry of Transportation on reviewing the registration and licensing requirements of these vehicles.

The revenue generated by this change would be dedicated to public transit, transportation infrastructure and other priority projects across the province. See Chapter I, Section B: Building Modern Infrastructure for more information.

Review of Business Tax Expenditures

Business Support Programs Review

As announced in the 2013 Ontario Budget, a Technical Panel is reviewing Ontario’s business support programs, including tax credits, grants and other direct support programs. The Panel’s final report is expected this spring and will include a framework for ongoing evaluation.

Research and Development Incentives

Research and development (R&D) supports labour productivity growth and is an important factor in increasing economic competitiveness. Despite generous provincial tax credits that provided support for R&D in Ontario in excess of $430 million in 2013–14, business spending on R&D as a percentage of gross domestic product (GDP) has lagged that of the United States over the past decade.

As noted in the 2013 Ontario Economic Outlook and Fiscal Review, the government is reviewing options to restructure tax support for R&D, including an incentive for incremental R&D, with the goal of increasing R&D investment in Ontario. An incremental tax incentive would reward increased expenditures on R&D, tying government support directly to increased R&D investments. The U.S. federal government, most U.S. states and other countries, such as Japan, provide tax credits based on incremental R&D investment.

For example, the government will explore the following approach:

▪	Companies that increase R&D investment would qualify for an enhanced tax credit on incremental investment in addition to their existing credits;
▪	Companies that maintain consistent R&D investment would receive the existing level of tax support; and
▪	Companies that significantly decrease R&D investment would have existing provincial tax credit rates reduced.

Depending on the design, the net impact on provincial revenues could be negative in the short term — that is, the amount of enhanced R&D support for businesses investing more would be greater than the savings generated by a less generous tax credit for those that invest less. This investment could result in long-term benefits to the economy at large by encouraging R&D and innovation, and boosting productivity at the firm level and throughout the broader economy. The government will consult with businesses and research organizations on this approach.

Training Tax Incentives

To support employer-based training, Ontario provides refundable tax credits to businesses on the salaries and wages paid to Ontario apprentices and co-op students. Together, the Apprenticeship Training Tax Credit (ATTC) and Co-operative Education Tax Credit (CETC) provided support to employers of about $295 million in 2013–14. The average annual growth rate of these tax credits has been 22 per cent since 2005–06 — the first full year the ATTC was available.

Since these tax credits are refundable, businesses can receive tax support even if no income tax is payable in a year. This differs from federal tax support to business for apprenticeship training, which is in the form of a non-refundable tax credit and is limited to the amount of income tax liability in a year. The government will review training tax credits for large businesses with the intention of limiting these tax credits to the amount a business pays in income tax. Making these tax credits non-refundable would recognize that larger businesses have access to other sources of financing; smaller businesses would be able to continue to claim refundable credits. The government is also continuing to review training tax credits to make them more effective.

Revenue Integrity

In today’s global environment, a competitive tax system is fundamental to economic growth and prosperity. Equally important is the need to have a fair and efficient tax administration system that ensures everyone pays their fair share of taxes. If the integrity of the tax administration system is compromised, it has several consequences, including, most directly, the loss of tax revenues and the loss of confidence in the overall tax system. The Ontario government is determined to tackle areas where there are schemes and practices that avoid the payment of required provincial taxes.

Underground Economy

A recent study by Statistics Canada revealed that the underground economy remains a significant issue. It is estimated that the underground economy accounts for approximately 2.3 per cent of gross domestic product (GDP), which translates into approximately $15 billion for the Ontario economy.

While the most direct impact of the underground economy is the loss of significant revenue to governments, there are also implications for business competitiveness, vulnerable workers are exposed to unsafe working conditions, and consumers may be put at risk where there are cash transactions.

The ministries of Finance, Labour and Consumer Services are collaborating to develop an action plan focused on addressing illegal activities in high-risk sectors. The approach will focus on increasing public awareness, coordinating enforcement activities and working with industry partners to encourage businesses to operate in accordance with the Province’s laws.

The government is also working with the Canada Revenue Agency (CRA) on enhancing compliance activities to address the underground economy. As part of a multi-year agreement negotiated in 2013, the CRA has been able to generate more than $60 million in additional tax revenues for Ontario in 2013–14. In addition, through the Tender Contract Tax Compliance initiative launched in February 2014, businesses that are engaged in procurement activity with the Ontario government must demonstrate (via certification of tax compliance) that they are compliant with their provincial tax obligations prior to being awarded government contracts.

While the government is encouraged by some of the recent initiatives to tackle the underground economy undertaken by the federal government, including those announced in the 2014 federal budget, the absence of a national strategy presents a major gap in addressing this problem. Once again, Ontario is calling on the federal government to release its proposed national strategy to raise public awareness of this issue and to coordinate efforts with all provinces.

Corporate Tax Avoidance

Recent media attention has raised concerns about a growing number of individuals and corporations engaged in schemes to avoid paying taxes. Some of the stories have focused on large corporations paying little or no corporate tax in their jurisdictions.

It is important to understand the distinction between tax evasion and tax avoidance. Tax evasion refers to the use of illegal means to reduce or avoid tax liability. Tax avoidance is the use of planning techniques to reduce or eliminate tax liability. Where tax avoidance becomes an issue is when planning techniques are employed in an aggressive manner that are inconsistent with and undermine the intent of tax legislation. Like many countries, Canada has adopted a general anti-avoidance rule (GAAR) to control aggressive tax avoidance. The Organisation for Economic Co-operation and Development (OECD) has been directed by G20 countries to develop proposals to improve tax transparency, combat tax evasion, and reduce base erosion and profit shifting, given the global implications.

Reducing corporate tax avoidance and closing tax loopholes is a priority for the Ontario government. The government supports the principle that everyone should pay their fair share of taxes, including corporations.

To this end, the government is supportive of the various initiatives undertaken by the federal government, including those in the 2014 federal budget, to address aggressive international tax planning. The government will introduce legislative amendments to the Taxation Act, 2007, that would require corporations in Ontario to disclose aggressive tax avoidance transactions to the federal Minister of National Revenue, who administers Ontario’s corporate taxes. This approach parallels those taken by the federal and Quebec governments on reportable transaction rules.

Subject to federal implementation, Ontario would also automatically parallel the following federal initiatives to address aggressive international tax planning:

▪	Captive insurance — an amendment to an anti-avoidance rule intended to prevent Canadian taxpayers, e.g., financial institutions, from shifting income from the insurance of Canadian risks offshore.
▪	Offshore regulated banks — an amendment related to the calculation of income for regulated foreign financial institutions owned by Canadian taxpayers.

Through the multi-year enhanced compliance agreement signed with the CRA last year to address aggressive international tax planning, Ontario received increased revenues of more than $150 million in 2013–14.

Ontario remains concerned about the lack of action by the federal government on the issue of interprovincial income shifting that allows corporations to shift profits and losses across provincial boundaries, often resulting in significant loss of corporate tax revenues for provinces, but not for the federal government. In March 2013, Finance Minister Charles Sousa wrote to the federal government urging them to address the issue of interprovincial profit and loss shifting but, to date, that request has not been addressed.

Enhanced Audit Activity

With the federal government collecting PIT, CIT and the provincial portion of the HST on behalf of the Province, other taxes such as Employer Health Tax, Tobacco Tax, Gasoline and Fuel Tax are administered by the Ministry of Finance. Building on its existing compliance programs, the ministry will direct additional resources to its Flexible and Integrated Risk System (FAIRS) program to identify high-risk audit cases across several tax statutes and expects to generate an additional $10 million in tax revenue annually. Cumulatively, the new compliance activities introduced over the past three years now contribute an additional $75 million annually in tax revenues.

Ontario’s Tobacco Strategy

Statistics related to the health effects of tobacco in Ontario are alarming — more than 13,000 smoking-related deaths annually and health care costs of more than $2.2 billion annually. The government will continue to take action to improve the health outcomes of Ontarians.

Smoke-Free Ontario Strategy

Ontario’s Smoke-Free Strategy, which is aimed at protecting Ontarians, is central to the government’s overall tobacco strategy. The goal remains unchanged: to have the lowest smoking rates in Canada and to reduce the supply of low-cost, illegal tobacco available to young people.

Tobacco Tax Increase

Tobacco tax is an important component of the campaign to reduce smoking. Several studies1 indicate that tobacco taxes are effective at reducing tobacco consumption.

Ontario’s tobacco tax rate on cigarettes was last adjusted in 2006, and today it is the lowest provincial rate in Canada. Consistent with the actions recently taken by several provincial governments and the federal government, Ontario is increasing the tobacco tax rate from 12.350 cents to 13.975 cents per cigarette (i.e., from $24.70 to $27.95 per carton of 200 cigarettes) and per gram of tobacco products other than cigarettes and cigars, effective 12:01 a.m. the day after Budget day. This increase accounts for inflation since 2006 and will help restore the effectiveness of the Ontario tobacco tax. The tax rate for cigars remains unchanged at 56.6 per cent of the taxable price.

Wholesalers of tobacco products that are not collectors of tobacco tax are required to take an inventory of all tobacco products (except cigars) they hold at the end of Budget day and remit the additional tax on the inventory to the Ministry of Finance.

1
These studies include: “Cigarette Taxes and Smoking Participation: Evidence from Recent Tax Increases in Canada,” Concordia University (2011); “The Impact of the 2009 Federal Tobacco Excise Tax Increase on Youth Tobacco Use,” University of Illinois at Chicago (2012); “Differential Effects of Cigarette Price Changes on Adult Smoking Behaviours,” Washington University School of Medicine (2012); and “Global Effects of Smoking, of Quitting, and of Taxing Tobacco,” Centre for Global Health Research, sponsored by St. Michael’s Hospital and the University of Toronto (2014).

First Nations Partnership

Tobacco has considerable ceremonial value as well as economic development importance to First Nation communities in Ontario. The government recognizes and respects this. It is within this context that the government has endeavoured to build a new partnership with First Nation communities. Progress continues to be made on the two pilot projects with the Chippewas of the Thames First Nation and the Mohawk Council of Akwesasne, with the goal of reaching agreements on community-based tobacco regulation on-reserve and a revenue-sharing agreement. Through information sharing and extensive dialogue, government officials and First Nation leaders are reviewing regulatory regimes from other jurisdictions. Ontario and its partners are looking for a sustainable, made-in-Ontario solution.

In the 2013 Ontario Economic Outlook and Fiscal Review, the government committed to conduct a formal review of the current system of allocating unmarked cigarettes, commonly referred to as the First Nations Cigarette Allocation System. In the coming months, the government plans to appoint a facilitator to engage with First Nation communities and leaders, and other organizations to listen and seek their advice on the current allocation system, including possible ways to modernize it.

Contraband Tobacco Enforcement

Several recent studies have suggested that the supply of contraband tobacco in Ontario is increasing and is undermining the Province’s health objectives. The government is concerned about this trend and is taking appropriate action to address it. The Ministry of Finance’s enforcement activities have resulted in the successful seizure of more than 235 million illegal cigarettes, 3.2 million untaxed cigars and 95 million grams of untaxed fine-cut or other tobacco products over the past six years. Furthermore, over the same period, approximately $35 million in penalties has been assessed under the Tobacco Tax Act.

To protect youth from cheap illegal products, improve community health and safety, and ensure appropriate taxes are paid, the government will be strengthening tobacco enforcement. Accordingly, the government will be proceeding with the implementation of the raw leaf oversight system effective January 1, 2015. This is consistent with the government’s intent from Bill 186, Supporting Smoke-Free Ontario by Reducing Contraband Tobacco Act, 2011. The government also plans to introduce amendments to the Tobacco Tax Act that will increase fines for offences related to marked tobacco products, impound vehicles used to transport illegal tobacco and strengthen other enforcement measures.

Land Transfer Tax

Land Transfer Tax applies to all transfers of land in Ontario, both registered and unregistered, with few exceptions. The Ministry of Finance is reviewing aggressive tax avoidance structures and issuing assessments as appropriate. In particular, the Ministry is concerned that some structures attempt to use Ontario Regulation 70/91, made under the Land Transfer Tax Act, in a manner inconsistent with its intent. The regulation provides a “de minimis” partnership exemption that is intended to apply to small changes in partnerships that own land. The exemption is not to be used as a vehicle to acquire land without payment of tax.

The Province also proposes to introduce a general anti-avoidance rule into the Land Transfer Tax Act, applicable to transactions that are completed after Budget day and transactions that are part of a series of transactions that is completed after Budget day. Other legislative options to further ensure the integrity of the land transfer tax system are also under consideration.

Federal Tax Measures

Paralleling Federal Tax Measures

The 2014 federal budget proposed several personal and corporate income tax measures, including proposals related to:

▪	medical expenses;
▪	tax changes for farmers and fishers;
▪	amateur athlete trusts;
▪	estate donations;
▪	non-resident trusts;
▪	pension transfer limits;
▪	new limitations on shifting income to a minor child;
▪	donations of ecologically sensitive land and certified cultural property;
▪	clean energy generation equipment; and
▪	tax on insurance swaps and offshore regulated foreign financial institutions.

Under the terms of the Canada–Ontario Tax Collection Agreement, Ontario will adopt these measures and their effective dates once federal legislative and regulatory changes have been approved.

Similarly, the 2014 federal budget proposed an exemption from HST for certain health-related services and medical devices, that, once federal legislative changes are made, will apply in Ontario.

Taxation of Graduated Rate Trusts

In its 2014 budget, the federal government proposed to change the taxation of certain trusts and estates that pay income tax at graduated rates. This measure, which is proposed to take effect as of the 2016 taxation year, is under review.

Other Measures

Provincial Land Tax

The government is moving forward with its plan to reform the Provincial Land Tax (PLT).

Provincial Land Tax is a property tax that applies in unincorporated areas outside municipal boundaries in Northern Ontario. The Province has not adjusted PLT revenues in several decades and, as a result, PLT rates in unincorporated areas are now significantly lower than municipal property tax rates in neighbouring municipalities.

The 2013 Ontario Economic Outlook and Fiscal Review announced that the Province would be reviewing the PLT to address the inequities that northern municipalities have identified between taxpayers within their boundaries and those outside. While the review is underway, PLT rates for 2014 have been frozen at 2013 levels.

The Province will ensure PLT reform addresses the concerns of northern municipalities in a fair and balanced manner. In addition to consulting northern municipalities, the Province will seek input from residents and other stakeholders in the unincorporated areas.

The consultations will be completed in 2014 and solutions will be brought forward to address tax fairness in Northern Ontario for the 2015 tax year.

Hospices

Ontario recognizes that end-of-life or palliative care encompasses a spectrum of activities beyond administering medicine. It is therefore making regulatory amendments to clarify the scope of the property tax exemption announced in the 2011 Ontario Budget for non-profit hospices providing end-of-life care. The amendments would ensure that facilities providing supportive services for the care of terminally ill patients continue to receive fair treatment from the property tax system.

Tax Credit for Farmers Who Donate to Community Food Programs

The Local Food Act, 2013, which received Royal Assent on November 6, 2013, introduced a new non-refundable income tax credit for farmers who donate food to community food programs, including food banks. The credit is worth 25 per cent of the value of the agricultural goods donated and can be claimed for donations made beginning January 1, 2014. The government will bring forward regulations to implement the credit.

Summary of Measures

TABLE 5.2 2014 Budget Tax Measures ($ Millions)
	2014–15	2015–16	2016–17
Income Tax Changes for People
Personal Income Tax Rate Changes	635	685	745
Tax Changes for Business
Small Business Deduction	40	50	50
Tax on Aviation Fuel	25	45	65
Registration Requirements for Road-Building Machines1	–	–	25
Revenue Integrity
Tobacco Tax Increase2	140	135	130
Federal Tax Measures
Paralleling Federal Tax Measures	60	120	120
Total	900	1,035	1,135
1 Amount shown is the additional fuel tax revenue that would result from changing registration and licensing requirements for road-building machines (made through amendments to the Highway Traffic Act).
2 Impacts reflect an estimated decrease in smoking prevalence over time.

Technical Amendments

To improve administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario’s tax and revenue collection system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, amendments will be proposed to various statutes, including:

▪	Alcohol and Gaming Regulation and Public Protection Act, 1996
▪	Assessment Act
▪	Broader Public Sector Accountability Act, 2010
▪	Building Code Act, 1992
▪	Children’s Law Reform Act
▪	Commodity Futures Act
▪	Compulsory Automobile Insurance Act
▪	Electricity Act, 1998
▪	Environmental Bill of Rights, 1993
▪	Family Law Act
▪	Family Responsibility and Support Arrears Enforcement Act, 1996
▪	Financial Administration Act
▪	Housing Development Act
▪	Income Tax Act
▪	Insurance Act
▪	Land Transfer Tax Act
▪	Legislation Act, 2006
▪	Liquor Control Act
▪	Lobbyists Registration Act, 1998
▪	Long-Term Care Homes Act, 2007
▪	Ministry of Energy Act, 2011
▪	Ministry of Municipal Affairs and Housing Act
▪	Ministry of Revenue Act
▪	Ontario Energy Board Act, 1998
▪	Ontario Mortgage and Housing Corporation Act
▪	Pension Benefits Act
▪	Prepaid Hospital and Medical Services Act
▪	Securities Act
▪	Taxation Act, 2007
▪	Taxpayer Protection Act, 1999
▪	Tobacco Tax Act

CHAPTER VI

Borrowing and Debt Management

Highlights

☑
Total long-term public borrowing for 2014–15 is forecast to be $35.0 billion, $1.0 billion lower than the amount borrowed in 2013–14 and $2.6 billion lower than forecast for 2014–15 in the 2013 Budget.

☑
The total funding requirement for 2014–15 is $1.6 billion higher than forecast in the 2013 Budget primarily because of a higher projected deficit. This higher projected deficit is largely due to lower federal transfers and slower-than-forecast economic growth, and strategic investments in the economy.

☑
Cumulatively, since the 2012 Budget, long-term public borrowing is forecast to be lower by $4.5 billion for the three-year period from 2012–13 to 2014–15. This lower forecast is reflected in a $6.2 billion reduction in projected net debt over the same three-year period.

☑	The weighted-average term to maturity of long-term Provincial debt issued was 13.6 years for 2013–14. Over the past four years, the Province has extended this term significantly.

☑	Net debt is projected to be $269.2 billion as of March 31, 2014, lower than the $272.8 billion forecast in the 2013 Budget, and the $279.8 billion forecast in the 2012 Budget.

☑
The net debt-to-GDP ratio is projected to be 38.9 per cent at the end of fiscal 2013–14, compared to the 39.3 per cent forecast in the 2013 Budget and the 40.8 per cent forecast in the 2012 Budget. This ratio is expected to peak at 40.8 per cent in 2015–16, slightly higher than the 40.4 per cent forecast in the 2013 Budget, but lower than the 41.3 per cent forecast in the 2012 Budget.

☑	The government continues to maintain a target of reducing Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent.
☑
Interest on debt (IOD) expense is projected to be $10,556 million for 2013–14, which is $49 million lower than forecast in the 2013 Budget. For 2014–15, IOD is projected to be $11,010 million, which is $138 million lower than forecast in the 2013 Budget.

☑	For 2014–15, the impact of a one percentage point change in interest rates on IOD is approximately $400 million for the Province.

☑
The Province plans to issue green bonds, which will be an important tool to help Ontario finance transit and other environmentally friendly projects across the province, and will benefit from Ontario’s ability to raise funds at low interest rates.

☑
Ontario continues to have preferred access to international and domestic financial markets. The Province will remain flexible in its borrowing approach by monitoring all major markets and seeking the most cost-effective means, over the long term, to finance Ontario’s borrowing program.

☑	The Province maintains high levels of unrestricted liquid reserves, which averaged $24.9 billion for 2013–14 to ensure Ontario will always have sufficient liquidity to meet its financial obligations.

☑
The stranded debt of the electricity sector is estimated to be reduced from $11.3 billion as of March 31, 2013, to $10.1 billion as of March 31, 2014. This is the tenth consecutive year of stranded debt reduction, following the period between 1999 and 2004 when it increased.

☑
The government is proposing to remove the Debt Retirement Charge (DRC) cost from residential electricity users’ electricity bills, after December 31, 2015. The DRC would remain on all other electricity users’ bills until the residual stranded debt is retired — currently estimated to occur by the end of 2018.

Introduction

Ontario successfully completed its annual borrowing program in 2013–14, despite the ongoing challenges that linger in the global financial markets. The Province borrowed $36.0 billion in 2013–14, capitalizing on the continuing low interest rate environment and strong demand for Ontario bonds.

The Province’s total funding requirement in 2014–15 has been increased by $1.6 billion compared to the 2013 Budget forecast primarily because of a higher projected deficit and borrowing on behalf of Infrastructure Ontario (IO). This higher projected deficit is largely due to lower federal transfers resulting, in part, from the federal government’s decision to allow Ontario’s major transfers to decline in 2014 and slower-than-forecast economic growth in 2013 and 2014, as well as strategic investments made as part of the 10-year plan for the economy to put the Province and its people in a position to succeed. However, long-term public borrowing in 2014–15 will be $2.6 billion lower than the 2013 Budget forecast, primarily as a result of preborrowing in 2013–14 and an increase in short-term borrowing to fund IO’s short-term funding requirements.

Cumulatively, since the 2012 Budget, long-term public borrowing is forecast to be lower by $4.5 billion for the three-year period from 2012–13 to 2014–15. This lower forecast is reflected in a $6.2 billion reduction in projected net debt over the same three-year period.

Strong global investor demand for Canadian-dollar assets, the liquidity of Ontario benchmark bonds and continuing confidence in the Province allowed Ontario to borrow 82 per cent in the Canadian-dollar market in 2013–14, which was well above the target of at least 70 per cent set out in the 2013 Budget. The Province completed 72 per cent of its borrowing in the Canadian-dollar market in 2012–13 and 81 per cent in 2011–12.

The Province’s domestic and international borrowing targets will remain the same in 2014–15 as Ontario once again plans to borrow at least 70 per cent in the Canadian-dollar market. This is in line with the historical average, and continues to represent a decline in the reliance on foreign markets seen during the financial crisis. In 2009–10, at the peak of the crisis, only 49 per cent of the Province’s issuance was in the Canadian-dollar market.

Term of Borrowing

Given the low interest rates experienced in recent years, Ontario has been proactive in extending the term of its borrowing program. The weighted-average term to maturity of long-term Provincial debt issued has been extended significantly over the past four years.

Ontario was one of the first Canadian governments to issue ultra-long debt (bond issues with maturities greater than 30 years) to take advantage of these low rates, and has been very supportive of the development of this market. Since 1998, Ontario has issued over $3.8 billion of ultra-long debt, including $475 million of 50-year debt over the past two years.

Extending the term to maturity, in part through the use of ultra-long bonds, allows the Province to lock in low interest rates for a longer period, which reduces refinancing risks and helps offset the impact of expected higher interest rates on the Province’s interest on debt (IOD) costs.

While Ontario will continue to use ultra-long bonds and access this market when cost-effective opportunities become available, it will be used judiciously as a complement to Ontario’s 30-year borrowing program. Issuing ultra-long bonds can impact 30-year borrowing by potentially reducing further issuance opportunities and decreasing overall demand for Ontario’s 30-year debt.

2013–14 Borrowing Details

Canadian-dollar borrowing was completed primarily through 32 syndicated issues, but also included floating rate notes, a bond auction, Ontario Savings Bonds and a medium-term note.

The U.S. dollar market remained an important source of funding for Ontario. About $6.6 billion, or 18 per cent, of borrowing was completed through global bonds in U.S. dollars.

For the second consecutive year, Ontario did not borrow in currencies other than Canadian or U.S. dollars. As part of its 30 per cent international issuance target for 2014–15, the Province will look to borrow in other currencies including euros, Japanese yen, Swiss francs, Australian dollars and U.K. pounds sterling if cost-effective opportunities become available. The purpose of borrowing in currencies other than Canadian dollars is to continue to diversify the Province’s investor base. This helps reduce Ontario’s overall borrowing costs and ensures that the Province will continue to have access to capital if market conditions become more challenging.

Borrowing Program Results

TABLE 6.1 2013–14 Borrowing Program: Province and Ontario Electricity Financial Corporation ($ Billions)
	2013 Budget	Interim	In-Year Change
Deficit	11.7	11.3	(0.4)
Investment in Capital Assets	11.1	9.0	(2.1)
Non-Cash Adjustments	(3.9)	(3.6)	0.3
Loans to Infrastructure Ontario	0.6	0.6	–
Other Net Loans/Investments	0.9	0.6	(0.3)
Debt Maturities	23.7	23.6	(0.1)
Debt Redemptions	0.3	0.2	(0.1)
Total Funding Requirement	44.5	41.7	(2.8)
Decrease/(Increase) in Short-Term Borrowing	(1.5)	(1.5)	–
Increase/(Decrease) in Cash, Cash Equivalents and Temporary Investments	(5.8)	(3.0)	2.8
Maturity of Debt Buybacks	(3.7)	(3.7)	–
Preborrowing for 2014–15	–	2.6	2.6
Total Long-Term Public Borrowing	33.4	36.0	2.6
Note: Numbers may not add due to rounding.

The Province’s deficit for 2013–14 is now projected to be $11.3 billion — a $0.4 billion improvement compared with the 2013 Budget forecast. The total funding requirement for 2013–14 is now forecast to be $2.8 billion lower than the 2013 Budget forecast, primarily as a result of the lower deficit and investments in capital assets. However, given the favourable market conditions, the Province has borrowed the originally forecasted $33.4 billion long-term public borrowing requirement, as well as preborrowing an additional $2.6 billion. As noted earlier, this will reduce the amount of long-term borrowing required for fiscal 2014–15.

IOD expense is projected to be $10,556 million for 2013–14, which is $49 million lower than forecast in the 2013 Budget, primarily reflecting Ontario’s lower-than-forecast cost of borrowing relative to Canada and cost-effective debt management. For 2014–15, IOD is projected to be $11,010 million, which is $138 million lower than forecast in the 2013 Budget, primarily reflecting a lower forecast for Ontario’s interest rates.

Borrowing Program Outlook

TABLE 6.2 Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation ($ Billions)
	2014–15	2015–16	2016–17
Deficit	12.5	8.9	5.3
Investment in Capital Assets	10.2	10.3	10.2
Non-Cash Adjustments	(4.5)	(4.9)	(5.1)
Loans to Infrastructure Ontario	1.8	1.4	0.8
Other Net Loans/Investments	(0.5)	1.1	0.2
Debt Maturities	21.7	20.6	21.3
Debt Redemptions	0.3	0.3	0.3
Total Funding Requirement	41.5	37.6	33.0
Canada Pension Plan Borrowing	–	–	(0.1)
Decrease/(Increase) in Short-Term Borrowing	(2.4)	–	–
Increase/(Decrease) in Cash, Cash Equivalents and Temporary Investments	(1.4)	–	–
Preborrowing from 2013–14	(2.6)	–	–
Total Long-Term Public Borrowing	35.0	37.6	32.9
Note: Numbers may not add due to rounding.

The Province’s total long-term public borrowing in 2014–15 is forecast to be $35.0 billion, $1.0 billion lower than the amount borrowed in 2013–14, and $2.6 billion less than forecast for 2014–15 in the 2013 Budget. Planned long-term public borrowing in 2015–16 is projected to be $0.6 billion higher than the forecast in the 2013 Budget, primarily because of the larger deficit. Long-term public borrowing is then forecast to decline by $4.7 billion the following year to $32.9 billion in 2016–17.

Infrastructure Ontario borrows from the markets to provide loans for infrastructure development to the broader public sector, including municipalities. From 2014–15 onwards, IO’s borrowing will be undertaken directly by the Province through the Ontario Financing Authority. This centralization will allow borrowing to be conducted in a more cost-effective manner, resulting in overall interest savings. While the Province’s funding requirement will increase in order to fund IO’s loans, net debt will not be affected as IO’s borrowing in the public markets will be reduced by an identical amount.

To meet its funding requirements, Ontario will continue to be flexible, monitoring Canadian-dollar and international markets, issuing bonds in different terms and currencies, and responding to investor preferences.

The government will seek approval from the Legislature for borrowing authority to meet the Province’s requirement.

Developing the Green Bond Market in Ontario

In the 2013 Ontario Economic Outlook and Fiscal Review, the Minister of Finance announced that Ontario intended to be the first province in Canada to issue green bonds. These bonds will be an important tool to help Ontario finance transit and other environmentally friendly projects across the province, and will take advantage of Ontario’s ability to raise funds at low interest rates.

Over the past six months, Ontario has held discussions with investors, underwriters, international issuers of green bonds and third-party environmental experts to ensure that Ontario’s green bonds will appeal to as many investors as possible. Working in close collaboration with various stakeholders and government agencies, Ontario is developing a robust green bond framework that will align with Ontario’s environmental policies and climate objectives.

The world market for green bonds is rapidly evolving, and Ontario sees value in adhering to recommended green bond principles that support transparency, disclosure and integrity in the development of the green bond market. Furthermore, to help foster investor confidence in this developing market, Ontario will retain third-party environmental experts to provide independent verifications of its green bond framework. This may include obtaining second opinions on the green bond framework or applying for green bond certification once recognized standards for environmental projects are put in place.

Ontario expects to be in a position to issue its first green bond in early fiscal 2014–15 and is planning to launch this issue domestically to help establish a Canadian-dollar green bond market. This issuance will solidify Ontario’s presence in the green bond market and bring visibility to the province by encouraging investments in sustainable projects.

The Province intends to issue these bonds with the same yield as Ontario bonds of comparable term and size. When the market for green bonds in Canada has had time to develop sufficiently, Ontario will examine opportunities to sell green bonds directly to retail investors if they can be undertaken in a cost-effective manner.

Ensuring Preferred Market Access

Ontario continues to have preferred access to the bond and money markets, both domestically and internationally. The Province uses a variety of tools to ensure that it will continue to have unhindered access to capital as needed, whether this is in stable markets like in 2013–14, or in difficult conditions, such as in 2009–10.

In 2013–14, the Province was able to take advantage of a robust domestic market to complete 82 per cent of its long-term borrowing requirement through syndicated bonds, floating rate notes, a bond auction, Ontario Savings Bonds and a medium-term note. The Province also plans to issue green bonds in the Canadian market in 2014–15. This ability to issue debt targeted at a variety of buyers allows the Province to borrow cost-effectively and have access to markets even during difficult conditions.

The Province has also been very successful in reopening existing syndicated bond issues and is able to accommodate investors demanding significant amounts of Ontario debt through its large order procedure. This allows the Province to raise cash cost-effectively over a short period of time.

While access remained particularly strong during 2013–14 in the domestic market, where the Province has traditionally done most of its borrowing, the U.S. dollar market continued to provide an excellent platform to complete the remaining 18 per cent of the 2013–14 borrowing requirement. The Province regularly accesses the U.S. dollar market, having borrowed $23.0 billion in U.S. dollars over the past three years. Ontario’s most recent U.S. dollar issuance was a highly successful, five-year benchmark bond for $2.0 billion in January 2014, which attracted over 90 investors and had strong interest from official institutions in the Americas and Europe. Ontario’s U.S. dollar bonds tend to be large benchmark issues that are actively traded and highly liquid.

While Ontario has not borrowed in currencies other than Canadian and U.S. dollars for the past two years, the Province continues to remain vigilant for cost-effective borrowing opportunities in other currencies. Ontario also works to strengthen its diverse investor base through its investor relations initiatives. It maintains strong working relationships with global investment dealers, issuers and other industry experts. In addition, the Province provides up-to-date investor information products and regular updates on the status of Ontario’s borrowing program through the Ontario Financing Authority’s website.

This vigilance, combined with attention to international markets and investors, has been rewarded during times of challenging market conditions, such as in 2009–10 at the peak of the financial crisis, when borrowing in the domestic market was difficult. Ontario completed 51 per cent of its $43.8 billion, 2009–10 borrowing requirement in international markets through global issues in U.S. dollars, euros, Swiss francs and Hong Kong dollars. Overall, the Province maintains a diverse international investor base, having issued bonds in more than 10 different currencies over the past decade and attracting investors from all over the globe.

The Province will remain flexible in its borrowing approach by monitoring all major markets, and seeking the most cost-effective means, over the long term, to finance Ontario’s borrowing program. This will include continuing to reach out to investors and investment banks, domestically and globally, to ensure that Ontario bond issues will remain highly attractive, liquid and sought after, as they have been since Ontario first began accessing public markets almost 25 years ago.

Ensuring Adequate Liquidity Levels

Ontario actively manages its ability to meet its financial obligations through the maintenance of a liquid reserve portfolio and the use of short-term borrowing. The Province has consistently maintained high levels of unrestricted liquid reserves since the financial crisis, averaging $24.9 billion for 2013–14, $23.3 billion for 2012–13 and $20.2 billion for 2011–12.

The Province’s short-term borrowing program in the Canadian and U.S. dollar money markets is relatively small, accounting for only 8.4 per cent of Ontario’s debt. The unused short-term borrowing capacity that this leaves, combined with the high levels of unrestricted liquid reserves, ensures that the Province will always have adequate liquidity to meet its financial obligations.

Reducing Ontario’s Stranded Debt

The Ontario Electricity Financial Corporation (OEFC) inherited $38.1 billion in total debt and other liabilities from the former Ontario Hydro when the Ontario electricity sector was restructured on April 1, 1999. A portion of the $38.1 billion was supported by the value of the assets of Ontario Hydro successor companies, leaving $20.9 billion of stranded debt not supported by those assets.

Interim 2013–14 results for the OEFC show an estimated excess of revenue over expense of $1.2 billion, reducing the Corporation’s unfunded liability (or “stranded debt of the electricity sector”) from $11.3 billion as of March 31, 2013, to $10.1 billion as of March 31, 2014.

Projected 2014–15 OEFC results are an excess of revenue over expense of $1.3 billion, which would reduce the unfunded liability to $8.8 billion as of March 31, 2015.

This is the tenth consecutive year of stranded debt reduction, following the period between 1999 and 2004, when OEFC’s unfunded liability increased by about $1 billion and while there was underinvestment in electricity supply and transmission infrastructure.

Since 2004, the government’s electricity sector reforms in the Electricity Restructuring Act, 2004, and others, have put the stranded debt recovery plan back on track, while at the same time resulting in significant investments in the electricity sector.

As published in the 2013 Ontario Economic Outlook and Fiscal Review, the Minister of Finance determined the residual stranded debt to be $3.9 billion as of March 31, 2013. Under Ontario Regulation 89/12, the determination of residual stranded debt as of March 31, 2014, will be made by the Minister of Finance after the OEFC submits to the Minister its annual report, including the audited financial statements, and by no later than March 31, 2015.

The Auditor General audits OEFC’s annual financial statements and has provided an unqualified opinion every year since the initial 1999–2000 financial statements. This includes OEFC’s interest expense, which is currently about $1.5 billion per year and has totalled about $29.2 billion between April 1, 1999, and March 31, 2014.

As confirmed in the Auditor General’s 2011 Annual Report, the DRC is used exclusively by OEFC to meet its mandate, as provided for under the Electricity Act, 1998, which includes servicing and retiring its debt and other liabilities.

The Auditor General’s 2012 and 2013 Annual Reports also noted that the Auditor was pleased to see an increased level of transparency with respect to public reporting on the residual stranded debt.

As part of Ontario’s plan to lower pressure on electricity rates for residential customers, the government is proposing to remove the DRC cost from residential electricity users’ electricity bills, after December 31, 2015, once the Ontario Clean Energy Benefit (OCEB) ends.

The charge would remain on all other electricity users’ bills until the residual stranded debt is retired — currently estimated to occur by the end of 2018, in line with the previous estimated range in the 2013 Ontario Economic Outlook and Fiscal Review.

The estimated timing for residual stranded debt retirement is subject to uncertainty in forecasting future OEFC results and dedicated revenues to OEFC, which depend on the financial performance of Ontario Power Generation, Hydro One and municipal electrical utilities, as well as other factors such as interest rates and electricity consumption.

Provincial Debt

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $295.8 billion as of March 31, 2014, compared to $281.1 billion as of March 31, 2013, and a forecast of $290.9 billion in the 2013 Budget. Total debt is higher than the 2013 Budget forecast as a result of the $2.6 billion in preborrowing for 2014–15 completed during the 2013–14 fiscal year, as well as debt issued at a discount and foreign exchange debt revaluations.

Ontario’s net debt is the difference between total liabilities and total financial assets. Ontario’s net debt is projected to be $269.2 billion as of March 31, 2014 (March 31, 2013, $252.1 billion). This projection for March 31, 2014, is $3.6 billion below the forecast of $272.8 billion in the 2013 Budget, and lower than the forecast of $279.8 billion in the 2012 Budget. This includes the broader public sector’s net debt of $14.2 billion (March 31, 2013, $13.9 billion).

Debt-to-GDP Ratios

The Province’s net debt-to-GDP ratio is projected to be 38.9 per cent at the end of fiscal 2013–14, compared to the 39.3 per cent forecast in the 2013 Budget, and the 40.8 per cent forecast in the 2012 Budget. This ratio is expected to peak at 40.8 per cent in 2015–16, slightly higher than the 40.4 per cent forecast in the 2013 Budget, but lower than the 41.3 per cent forecast in the 2012 Budget.

The government continues to maintain a target of reducing Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent.

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt is estimated to be 3.9 per cent as of March 31, 2014 (March 31, 2013, 4.1 per cent, and March 31, 2012, 4.4 per cent). This rate has continued to drop in spite of the Province extending the term of its debt issued to reduce refinancing risks. For comparison, on March 31, 1991, the effective interest rate on total debt was 10.9 per cent.

For 2014–15, the impact of a one percentage point change in interest rates on IOD is approximately $400 million for the Province.

Total Debt Composition

Total debt consists of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper.

Public debt, as of March 31, 2014, totals $282.9 billion, primarily consisting of bonds issued in the domestic and international public markets in 10 currencies. Ontario also has $12.9 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued mainly to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

Limiting Risk Exposure

The Province continues to take a very prudent approach to managing the risks associated with its borrowing program. Liquid reserves averaged $24.9 billion in 2013–14, ensuring that the Province will always have adequate liquidity to meet its financial obligations. Ontario has also been proactive in extending the term of its borrowing to reduce refinancing risk and exposure to changes in interest rates. The average term of borrowing in 2013–14 was 13.6 years.

Ontario limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As of March 31, 2014, the interim values for net interest rate resetting exposure and foreign exchange exposure were 11.0 per cent and 0.4 per cent respectively. All exposures remained well below policy limits in 2013–14.

The Province uses derivatives, which are a type of financial contract, to manage risk exposure and minimize interest costs. The use of derivatives allows the Province to offset existing obligations and convert them into obligations with more desirable characteristics. Specifically, the Province uses interest rate swaps and currency swaps to reduce the risks associated with issuing bonds in different currencies and hedge interest costs.

This hedging process may become more complex due to the Dodd-Frank Act and Basel III regulations. Hedging may also become more expensive if proposals such as financial transaction taxes or mark-to-market derivatives taxes are legislated and implemented in Europe or the United States.

Initiatives that assist regulators in ensuring the future stability of capital markets are welcome. However, it must be recognized that these initiatives may increase the cost of hedging through substantially higher transaction costs and capital charges on the Province’s counterparties.

The Province’s consolidated derivative portfolio for 2013–14 (as of March 19, 2014) had a notional value of $198.8 billion (2013, $199.0 billion), which consisted of $117.6 billion (2013, $117.0 billion) in interest rate swaps, $54.6 billion (2013, $61.9 billion) in cross-currency swaps, $25.9 billion (2013, $19.3 billion) in forward foreign exchange contracts, and $0.7 billion (2013, $0.8 billion) in swaptions. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Consolidated Financial Tables

TABLE 6.3 Net Debt and Accumulated Deficit ($ Millions)
	2009–10	2010–11	2011–12	2012–13	Interim 2013–14	Plan 2014–15
Debt1
Publicly Held Debt
Bonds2	175,899	201,074	223,468	245,544	259,721	273,439
Treasury Bills	13,914	13,925	11,925	13,024	12,787	15,227
U.S. CommercialPaper2	3,087	3,242	4,701	6,611	8,388	8,388
InfrastructureOntario (IO)3	1,920	1,989	1,854	1,909	1,625	950
Other	296	353	347	360	346	336
	195,116	220,583	242,295	267,448	282,867	298,340
Non-Public Debt
Canada Pension Plan Investment Fund	10,233	10,233	10,233	10,233	10,233	10,233
Ontario Immigrant Investor Corporation	929	1,063	1,185	1,108	1,111	842
55 School Board Trust	797	779	759	739	726	704
Public ServicePension Fund	1,713	1,403	1,048	656	225	–
Canada Mortgage and Housing Corporation	755	696	635	569	501	430
Ontario Public Service Employees’ Union Pension Fund (OPSEU)	814	667	498	312	107	–
Ontario Teachers’ Pension Fund	1,765	1,205	625	–	–	–
	17,006	16,046	14,983	13,617	12,903	12,209

Total Debt	212,122	236,629	257,278	281,065	295,770	310,549

TABLE 6.3 Net Debt and Accumulated Deficit (cont’d) ($ Millions)
	2009–10	2010–11	2011–12	2012–13	Interim 2013–14	Plan 2014–15
Total Debt	212,122	236,629	257,278	281,065	295,770	310,549
Cash and Temporary Investments	(17,102)	(22,416)	(21,180)	(29,037)	(23,518)	(20,250)
Total Debt Net of Cash and Temporary Investments	195,020	214,213	236,098	252,028	272,252	290,299
Other Net (Assets)/Liabilities4	(15,598)	(13,261)	(14,862)	(13,839)	(17,311)	(15,390)
Broader Public Sector (BPS) Net Debt	14,167	13,559	14,346	13,899	14,214	14,342
Net Debt	193,589	214,511	235,582	252,088	269,155	289,251
Non-Financial Assets5	(62,632)	(69,938)	(77,172)	(84,956)	(91,895)	(99,486)
Accumulated Deficit	130,957	144,573	158,410	167,132	177,260	189,765
1 Includes debt issued by the Province and Government Organizations, including OEFC.
2 All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
3 Infrastructure Ontario's (IO) interim 2013–14 debt is composed of Infrastructure Renewal Bonds ($950 million) and short-term commercial paper ($675 million). IO's debt is not guaranteed by the Province.
4 Other Net (Assets)/Liabilities include accounts receivable, loans receivable, investments in government business enterprises, other assets, accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.
5 Non-financial assets include the tangible capital assets of the Province and broader public sector.
Source: Ontario Ministry of Finance.

TABLE 6.4 Medium-Term Outlook: Net Debt and Accumulated Deficit ($ Billions)
	2015–16	2016–17
Total Debt	326.6	337.8
Cash and Temporary Investments	(20.2)	(20.2)
Total Debt Net of Cash and Temporary Investments	306.3	317.5
Other Net (Assets)/Liabilities	(14.9)	(13.5)
Broader Public Sector (BPS) Net Debt	13.9	13.2
Net Debt	305.3	317.2
Non-Financial Assets	(106.7)	(113.2)
Accumulated Deficit	198.6	204.0
Note: Numbers may not add due to rounding.

TABLE 6.5 Debt Maturity Schedule ($ Millions)
Currency
	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies1	Interim 2013–14 Total	2012–13 Total
Fiscal Year Payable
Year 1	25,329	17,429	54	–	758	43,570	45,362
Year 2	8,422	10,126	1,001	–	1,807	21,356	21,615
Year 3	11,202	9,763	–	–	507	21,472	21,091
Year 4	12,248	4,879	–	385	–	17,512	18,830
Year 5	10,140	5,142	76	–	590	15,948	16,224
1–5 years	67,341	47,339	1,131	385	3,662	119,858	123,122
6–10 years	59,153	6,517	400	6,373	1,541	73,984	63,806
11–15 years	20,550	–	–	–	–	20,550	18,796
16–20 years	9,500	–	–	–	–	9,500	14,227
21–25 years	22,760	–	–	–	–	22,760	21,913
26–50 years2	49,118	–	–	–	–	49,118	39,201
Total3	228,422	53,856	1,531	6,758	5,203	295,770	281,065
Debt Issued for Provincial Purposes	204,123	52,934	1,531	6,579	4,460	269,627	253,729
OEFC Debt	24,299	922	–	179	743	26,143	27,336
Total	228,422	53,856	1,531	6,758	5,203	295,770	281,065
1 Other currencies include Australian dollar, New Zealand dollar, Norwegian kroner, Swiss franc, Hong Kong dollar and South African rand.
2 The longest term to maturity is to June 2, 2062.
3 The foreign currency denominated debt for Interim 2013–14 is $67.3 billion (2012–13, $68.2 billion). Of that, $65.9 billion or 97.9 per cent (2012–13, $66.3 billion or 97.1 per cent) was fully hedged to Canadian dollars.